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TABLE OF CONTENTS 2
INDEPENDENT AUDITOR'S REPORT TO THE BOARD OF DIRECTORS OF TENCENT HOLDINGS LIMITED (incorporated in Cayman Islands with limited liability)

As filed with the Securities and Exchange Commission on March 19, 2014

Registration No. 333-193650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 1
TO

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

JD.com, Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	5990 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

10th Floor, Building A, North Star Century Center
No. 8 Beichen West Street
Chaoyang District, Beijing 100101
The People's Republic of China
+86 10 5895-5500
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017
(212) 750-6474
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen's Road Central Hong Kong +852 3740-4700	James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852 2533-3300

                 Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

                 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

                 If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                 If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                 If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee

Class A Ordinary Shares, par value $0.00002 per share(1)	$1,500,000,000	$193,200(4)

(1)
American depositary shares issuable upon deposit of Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-           ). Each American depositary share represents            Class A ordinary shares.

(2)
Includes Class A ordinary shares that are issuable upon the exercise of the underwriters' over-allotment option. Also includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(4)
Previously paid.

                 The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated                        , 2014

PROSPECTUS

                American Depositary Shares

JD.com, Inc.

Representing                Class A Ordinary Shares

              This is an initial public offering of American depositary shares, or ADSs, of JD.com, Inc. We are selling                        ADSs. [The selling shareholders identified in this prospectus are selling an additional                        ADSs.] Each ADS represents                        of our Class A ordinary shares, par value US$0.00002 per share. [We will not receive any proceeds from the sale of ADSs to be offered by the selling shareholders.]

              Prior to this offering, there has been no public market for the ADSs or the Class A ordinary shares. It is currently estimated that the initial public offering price per ADS will be between US$            and US$            . We intend to apply to list the ADSs on [the New York Stock Exchange/the NASDAQ Global Market] under the symbol "             ."

              Investing in the ADSs involves risks that are described in the "Risk Factors" section beginning on page 18 of this prospectus.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discount	US$	US$
Proceeds, before expenses, to us	US$	US$
[Proceeds, before expenses, to the selling shareholders	US$	US$	]

              The underwriters may also exercise their option to purchase up to an additional                         ADSs from us, [and up to an additional                         ADSs from the selling shareholders,] at the initial public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

              Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

              Following the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Richard Qiangdong Liu, our founder, chairman and chief executive officer, will be deemed to beneficially own all of our issued Class B ordinary shares and will be able to exercise approximately        % of the total voting power of our issued and outstanding share capital, both on behalf of himself and on behalf of Fortune Rising Holdings Limited, immediately following the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

              The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about                                    , 2014.

BofA Merrill Lynch	UBS Investment Bank

The date of this prospectus is                                    , 2014.

474 million
active customer
accounts*
31.3 million
SKUs+
323.3 million
orders*
82
warehouses
in 34 cities+
1,485
delivery stations
in 476 cities+
20,785
professionally trained
delivery staff+
JD.COM 京东

* In the year ended December 31, 2013. Active customer accounts are customer accounts that made at least one purchase during the year, including both online direct sales and online marketplace

+ As of February 28, 2014

              No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or any free writing prospectus filed with the SEC. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

              Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

i

 PROSPECTUS SUMMARY

              The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under "Risk Factors," before deciding whether to buy our ADSs.

Our Business

              We are the largest online direct sales company in China in terms of transaction volume in 2013, with a market share in China of 46.5%, according to iResearch, a third-party market research firm. Our gross merchandise volume, or GMV, increased from RMB32.7 billion in 2011 to RMB73.3 billion in 2012 and RMB125.5 billion (US$20.7 billion) in 2013.

              We believe we provide consumers an enjoyable online retail experience. Through our content-rich and user-friendly website www.jd.com and mobile applications, we offer a wide selection of authentic products at competitive prices which are delivered in a speedy and reliable manner. We also offer convenient online and in-person payment options and comprehensive customer services. In order to have better control over fulfillment and to ensure customer satisfaction, we have built our own nationwide fulfillment infrastructure and last-mile delivery network, staffed by our own employees, which supports both our online direct sales and our online marketplace businesses. We have established strong relationships with our suppliers as we develop our online direct sales business. Leveraging our strengths, we launched our online marketplace business in 2010, which has allowed us to significantly expand our selection of products and services.

              As a result of our superior customer experience, our business has grown rapidly. The number of products we offer through our online direct sales and marketplace has grown from approximately 1.5 million stock keeping units, or SKUs, as of December 31, 2011 to approximately 7.2 million SKUs as of December 31, 2012 to approximately 25.7 million as of December 31, 2013 and further to approximately 31.3 million as of February 28, 2014. Electronics products and home appliances accounted for 80.1%, 65.3% and 63.6% of our total GMV in 2011, 2012 and 2013, respectively, and general merchandise and others for 19.9%, 34.7% and 36.4%.

              We foster an interactive user community that discusses, rates and reviews our products and services. We believe we have the largest online product review database of any online direct sales company in China with approximately 284 million product reviews generated by our customers to date. We had 12.5 million, 29.3 million and 47.4 million active customer accounts and fulfilled approximately 65.9 million, 193.8 million and 323.3 million orders in 2011, 2012 and 2013, respectively.

              Timely and reliable fulfillment is critical to the success of an online retail business. Given the underdevelopment of third-party fulfillment services in China in terms of both warehousing and logistics facilities and last-mile delivery services, we made a strategic decision in 2007 to build and operate our own nationwide fulfillment infrastructure. We believe we have the largest fulfillment infrastructure of any e-commerce company in China. We operated 82 warehouses with an aggregate gross floor area of over 1.3 million square meters in 34 cities and 1,485 delivery stations and 212 pickup stations in 476 cities across China, staffed by 20,785 delivery personnel, 8,828 warehouse staff and 4,874 customer service personnel, as of February 28, 2014. Leveraging this nationwide fulfillment infrastructure, we deliver a majority of the orders directly to customers ourselves, over 70% of which were delivered on the day the order was placed or the day after. As of February 28, 2014, we provided same-day delivery in 40 cities under our 211 program and next-day delivery in another 248 cities across China.

              We are a technology-driven company and have invested heavily in developing our own highly scalable proprietary technology platform that supports our rapid growth and enables us to provide value-added technology services. Our technology platform currently has the capacity to process up to 30 million orders per day and record the status of 1.5 billion SKUs. In addition, our sophisticated business intelligence system enables us to refine our merchandise sourcing strategy to manage our inventory turnover and control costs and to leverage our large customer database to create customized product recommendations and cost-effective and targeted advertising.

              We introduced our online marketplace to leverage our brand recognition, large and growing customer base, extensive transaction data, fulfillment infrastructure and proprietary technology platform. Our online marketplace allows us to provide customers a much greater selection of products. As of February 28, 2014, our online marketplace accounted for approximately 29.0 million of the approximately 31.3 million SKUs offered on our website. Our online direct sales and marketplace businesses together made us the second largest B2C e-commerce company in China, with an 18.3% market share based on transaction volume in 2013, according to iResearch. We attract and select third-party sellers to offer authentic products to our customers through our online marketplace. We monitor third-party sellers' performance and activities on our online marketplace closely to ensure that they meet our requirements for authentic products and high-quality customer service. In addition to basic transaction processing and billing services, we offer third-party sellers a suite of value-added fulfillment and other services.

              Our business has grown substantially in recent years. Our total net revenues increased from RMB21.1 billion in 2011 to RMB41.4 billion in 2012 and RMB69.3 billion (US$11.5 billion) in 2013. We had net losses of RMB1.3 billion, RMB1.7 billion and RMB0.05 billion (US$8 million) in 2011, 2012 and 2013, respectively.

              JD.com, Inc. is a holding company and does not directly own all of the entities through which we carry out our business operations. The PRC government regulates foreign ownership and imposes licensing and permit requirements for companies that offer value-added telecommunications services, distribute books and audio and video products and provide online payment services. To comply with these restrictions, we operate our website and mobile applications, sell books and audio and video products and provide online payment services through our variable interest entities in China. Our variable interest entities contributed 2.2%, 3.2% and 2.9% of our consolidated total revenues in 2011, 2012 and 2013, respectively. These variable interest entities hold the permits and licenses necessary for us to conduct our business in China. We face risks and uncertainties associated with our corporate structure, as our control over these variable interest entities is based on contractual arrangements rather than equity ownership. See "Risk Factors—Risks Relating to Our Corporate Structure" and "Corporate History and Structure."

Our Industry

              China's retail industry has experienced substantial growth as a result of rising disposable income and increasing urbanization. Total retail sales grew from RMB6.2 trillion in 2008 to RMB9.8 trillion (US$1.6 trillion) in 2012, according to Euromonitor International, representing a compound annual growth rate, or CAGR, of 12.2%. However, China's large size and population and differences in consumer behavior and purchasing power across the country have presented significant challenges for retailers to scale up and expand nationwide. As a result, China's retail industry is highly fragmented, with the top 20 retailers in aggregate only accounting for approximately 10% of the total market share in 2012, as compared with approximately 40% in the United States, according to Euromonitor International. The fragmented offline retail market in China presents an opportunity for online retailers.

              According to iResearch, China's online retail market size measured by transaction volume was RMB1.3 trillion in 2012 and is expected to reach RMB3.8 trillion (US$626 billion) in 2016, representing a CAGR of 30.2%, a growth rate significantly faster than that of the overall retail market.

              Online direct sales and online marketplace are the two major online retail business models in China. Under the online direct sales business model, a company procures and manages its own inventories, sells products directly to consumers online, and provides delivery and after-sales services. Under the online marketplace business model, a company operates an intermediary platform that facilitates transactions between merchants and consumers. Some online marketplaces are operated by companies that also have their own online direct sales business. China's online retail market was originally dominated by online marketplaces, but companies operating under the online direct sales model with carefully managed procurement and fulfillment services as well as wide product selection have also been successful in the past several years, particularly as customers increasingly value product authenticity and better service.

              With the shortage of quality storage space and the limited availability of reasonably priced last-mile delivery options, fulfillment remains a challenge for online retail companies attempting to reach more consumers on a nationwide scale while maintaining the quality and efficiency of customer service.

Competitive Strengths

              We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

  •
  our leading market position as China's largest online direct sales company;

  •
  our superior customer experience;

  •
  our own nationwide fulfillment infrastructure;

  •
  our strong merchandise sourcing capabilities;

  •
  our highly scalable proprietary technology platform;

  •
  our fast growing online marketplace; and

  •
  our visionary founder, experienced management team and strong corporate culture.

Our Strategies

              Our goal is to become the largest e-commerce company in China. We plan to achieve this goal by implementing strategies to optimize customer experience, deepen our market penetration and enhance our brand recognition while continuing to improve our margins and operating leverage. These strategies include:

  •
  attracting new customers and cultivating customer loyalty;

  •
  further expanding our product offerings;

  •
  enhancing our fulfillment infrastructure;

  •
  strengthening our technology platform;

  •
  improving operating leverage and increasing margins; and

  •
  exploring new business initiatives to broaden our service offerings.

Our Challenges

              Our ability to achieve our goal and execute our strategies is subject to risks and uncertainties, including those relating to our ability to:

  •
  manage our growth and execute our strategies effectively;

  •
  achieve and maintain profitability;

  •
  provide superior customer experience;

  •
  protect our JD ( ) brand and reputation;

  •
  offer a broad selection of products at competitive prices;

  •
  further expand our fulfillment infrastructure and improve operational efficiency in a cost effective manner;

  •
  compete effectively; and

  •
  successfully integrate and manage our recently acquired businesses and assets into our existing business.

              In addition, we face risks and uncertainties related to our corporate structure and doing business in China, including:

  •
  risks associated with our control over Jingdong 360 and Jiangsu Yuanzhou, which is based on contractual arrangements rather than equity ownership;

  •
  uncertainties associated with the interpretation and application of PRC regulations and policies, including those relating to the online retail industry and internet related business in China; and

  •
  risks related to our ability to use the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries as a result of PRC regulations and governmental control of currency conversion.

              Please see "Risk Factors" and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Recent Developments

              On March 10, 2014, we acquired certain e-commerce businesses and assets from, and entered into a strategic cooperation agreement and formed a strategic partnership with, Tencent Holdings Limited, or Tencent, a leading internet company serving the largest online community in China. As part of the strategic partnership, Tencent will offer us prominent level 1 access points in its mobile applications Weixin and Mobile QQ and provide internet traffic and other support from other key platforms to us. The two parties agreed to cooperate in a number of areas including mobile-related products, social networking services, membership systems and payment solutions. The strategic cooperation agreement has a term of five years and applies within the territory of the Greater China, including Hong Kong, Macau and Taiwan. Under the strategic cooperation agreement, we will become Tencent's preferred partner for all physical goods e-commerce businesses, and Tencent agrees not to engage in any direct sales or managed marketplace business model in physical goods e-commerce businesses in Greater China and a few selected international markets for a period of eight years, whether through a direct sales or marketplace business model, other than through its controlled affiliate Shanghai Icson E-Commerce Development Company Limited, or Shanghai Icson. We expect to leverage this strategic partnership to enhance our customers' online shopping experience, reach Tencent's large mobile and internet user base and further expand our presence on mobile commerce.

              On the same date, we entered into a series of agreements with Tencent and its affiliates pursuant to which we have acquired 100% interests in Tencent's Paipai and QQ Wanggou online marketplace businesses, a 9.9% stake in Shanghai Icson, logistics personnel and certain other assets. Concurrent with the above transactions, the execution of the strategic cooperation agreement and for US$214.7 million in cash to us, we issued a total of 351,678,637 ordinary shares to Huang River

Investment Limited, a wholly-owned subsidiary of Tencent, representing 15% of our total issued and outstanding shares as of the closing of the transaction, calculated on a fully diluted basis under the treasury method. We have agreed to pay Tencent RMB631 million (US$104 million) in cash during 2014, subject to substantial completion of the post-closing covenants by Tencent and its affiliates. Huang River Investment Limited has also agreed to purchase a number of Class A ordinary shares from us in a concurrent private placement at the per share equivalent of the price to the public in this offering that represents 5% of our total issued and outstanding shares on a fully diluted basis immediately following the completion of this offering (including an option to further subscribe if the underwriters' over-allotment option is exercised). Huang River Investment Limited has agreed not to sell or transfer any of our shares it holds now or will acquire in the concurrent private placement during the three-year period commencing from March 10, 2014, subject to limited exceptions.

              Paipai and QQ Wanggou, which we acquired from Tencent, are online marketplaces in China that bring buyers and sellers together online. Paipai is a consumer-to-consumer or C2C marketplace whereas QQ Wanggou is a business-to-consumer or B2C marketplace. Paipai and QQ Wanggou offer customers a wide selection of physical goods including apparel, baby products, food and beverages, home furnishings and consumer electronics. We expect our acquisition of Paipai and QQ Wanggou will help us further expand our product and service offerings. In addition, we have the right to acquire the remaining equity of Shanghai Icson by March 10, 2017 at the higher of the then fair value of Shanghai Icson or RMB800 million (US$132 million). Shanghai Icson operates a B2C e-commerce platform in China.

              We expect to leverage our strategic partnership with Tencent to enhance our ability to increase internet and mobile user traffic to our website, to strengthen our direct sales and marketplace businesses on internet and mobile. Tencent has a large mobile internet user base, as evidenced by 355 million monthly active user accounts on Tencent's mobile applications Weixin and Wechat in December 2013 based on publicly available data. We expect our level 1 access points on Tencent's mobile applications will raise our profile among China's fast growing and large mobile internet users, many of whom frequently use Weixin in their daily lives. We will also tap Tencent's significant user traffic, such as the approximately 14.6 million average daily unique visitors of its e-commerce websites in December 2013. We will further strengthen our team with the expected addition of over 6,000 former employees from Tencent, including approximately 2,000 delivery staff. Finally, the acquisition of Paipai and QQ Wanggou establishes our presence in the C2C marketplace while increasing our market share in our core B2C business.

Corporate History and Structure

              Our founder, Mr. Richard Qiangdong Liu, launched an online retail website in January 2004. He subsequently formed a company in Beijing and another company in Shanghai and conducted his online retail business through these two companies. In November 2006, we incorporated Star Wave Investments Holdings Limited under the laws of the British Virgin Islands as our offshore holding company in order to facilitate international financing. We later changed the name of this entity to 360buy Jingdong Inc. In January 2014, 360buy Jingdong Inc. was redomiciled in the Cayman Islands as an exempted company registered under the laws of the Cayman Islands, and was renamed JD.com, Inc.

              JD.com, Inc. is a Cayman Islands holding company and we conduct our business in China through our subsidiaries and variable interest entities. We may rely on dividends from our wholly foreign-owned subsidiaries in China for our cash requirements. Under PRC laws and regulations, our wholly foreign-owned subsidiaries in China may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. See "Risk Factors—Risks Related to Our Corporate Structure—

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business."

              In April 2007, we established a wholly owned PRC subsidiary, Beijing Jingdong Century Trade Co., Ltd., or Jingdong Century, and we acquired certain intellectual property rights from the two companies our founder had established earlier, which ceased business operations and were later liquidated and dissolved. Since then, Jingdong Century has established a variety of subsidiaries in China to engage in wholesale and retail sales, courier services, research and development, and internet finance.

              We assisted in establishing Beijing Jingdong 360 Degree E-Commerce Co., Ltd., or Jingdong 360, in April 2007. Mr. Richard Qiangdong Liu and Mr. Jiaming Sun are the shareholders of Jingdong 360, with Mr. Liu owning 45% and Mr. Sun owning 55% as of the date of this prospectus. We obtained control over Jingdong 360 through Jingdong Century in April 2007 by entering into a series of contractual arrangements with Jingdong 360 and the shareholders of Jingdong 360 which we refer to as the Jingdong 360 Agreements. The Jingdong 360 Agreements were subsequently amended and restated in April 2011 and again in May 2012, and some of the Jingdong 360 Agreements were further amended and restated in December 2013. Jingdong 360 holds our ICP license as an internet information provider and operates our website www.jd.com. In October 2012, Jingdong 360 acquired, through its wholly owned subsidiary, an online payment service provider which currently holds our online payment license and provides online payment services.

              We assisted in establishing Jiangsu Yuanzhou E-Commerce Co., Ltd., or Jiangsu Yuanzhou, in September 2010. Mr. Richard Qiangdong Liu and Mr. Jiaming Sun are also the shareholders of Jiangsu Yuanzhou, with Mr. Liu owning 45% and Mr. Sun owning 55% as of the date of this prospectus. We obtained control over Jiangsu Yuanzhou through Jingdong Century by commitments between Mr. Liu, Mr. Sun, Jiangsu Yuanzhou and Jingdong Century at the time Jiangsu Yuanzhou was established. Jingdong Century entered into a series of contractual arrangements with Jiangsu Yuanzhou and its shareholders in April 2011 which we refer to as the Jiangsu Yuanzhou Agreements. The Jiangsu Yuanzhou Agreements were subsequently amended and restated in May 2012, and some of the Jiangsu Yuanzhou Agreements were further amended and restated in November 2012 and in December 2013. Jiangsu Yuanzhou primarily conducts the sale of books and audio and video products.

              The Jingdong 360 Agreements and the Jiangsu Yuanzhou Agreements include the following:

  •
  Exclusive technology consulting and services agreements.  Jingdong Century has the sole and exclusive right to provide specified technology consulting and services to Jingdong 360 and Jiangsu Yuanzhou. Jingdong 360 and Jiangsu Yuanzhou agree to pay service fees to Jingdong Century on a quarterly basis and the amount of the service fee is decided by Jingdong Century on the basis of the work performed and commercial value of the services, the minimum amount of which is RMB10,000 (US$1,652) per quarter subject to annual evaluation and adjustment. The initial term of the agreements is 10 years, which may be extended unilaterally by Jingdong Century with its written confirmation prior to the expiration date. Jingdong 360 and Jiangsu Yuanzhou cannot terminate the agreement early unless Jingdong Century commits fraud, gross negligence or illegal acts, or becomes bankrupt or winds up.

  •
  Intellectual property rights license agreements.  Jingdong Century and the subsidiaries grant Jingdong 360 and Jiangsu Yuanzhou a non-exclusive right to use certain of its trademarks, patents, copyrights to computer software and other copyrights. Jingdong 360 and Jiangsu Yuanzhou agree to pay license fees to Jingdong Century, in the amount of at least RMB10,000 (US$1,652) per year, subject to annual evaluation and adjustment. The initial term of these agreements is 10 years and may be extended unilaterally by Jingdong Century with its written confirmation prior to the expiration date.

  •
  Loan agreements.  Jingdong Century made loans to the shareholders of Jingdong 360 and Jiangsu Yuanzhou solely for the capitalization of Jingdong 360 and Jiangsu Yuanzhou, and the shareholders can only repay the loans by the sale of all their equity interest in Jingdong 360 or Jiangsu Yuanzhou to Jingdong Century or its designated person. The maturity date of the loans is the tenth anniversary of the date when the shareholders received the loans and paid the amount as capital contribution to Jingdong 360 or Jiangsu Yuanzhou. The term of the loans will be extended automatically for an additional 10 years, unless Jingdong Century objects, for an unlimited number of times.

  •
  Exclusive purchase option agreements.  The shareholders of Jingdong 360 irrevocably grant Jingdong Century an exclusive option to purchase or have its designated persons to purchase at its discretion, to the extent permitted under PRC law, all or part of their equity interests in Jingdong 360. The purchase price should equal the amount that the shareholders contributed to Jingdong 360 as registered capital for the equity interest to be purchased, or be the lowest price permitted by applicable PRC law. The initial term of these agreements is 10 years and can be renewed for an additional 10 years on the same terms at Jingdong Century's option, for an unlimited number of times.

  •
  Equity pledge agreements.  Each of the shareholders of Jingdong 360 and Jiangsu Yuanzhou has pledged all of his equity interest in Jingdong 360 and Jiangsu Yuanzhou to guarantee their and Jingdong 360's or Jiangsu Yuanzhou's performance of his obligations under, where applicable, the exclusive technology consulting and services agreement, loan agreement, exclusive purchase option agreement and power of attorney. The equity pledge agreements will terminate on the second anniversary of the date when Jingdong 360 or Jiangsu Yuanzhou and the shareholders have completed all their obligations under the secured agreements mentioned above.

  •
  Irrevocable powers of attorney.  Each of the shareholders of Jingdong 360 and Jiangsu Yuanzhou has granted an irrevocable power of attorney, appointing Jingdong Century's designated person as his attorney-in-fact to exercise all shareholder rights. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Jingdong 360 or Jiangsu Yuanzhou.

              These two sets of contractual arrangements allow us to:

  •
  exercise effective control over Jingdong 360 and Jiangsu Yuanzhou;

  •
  receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of Jingdong 360 and Jiangsu Yuanzhou; and

  •
  have an exclusive option to purchase all or part of the equity interests in Jingdong 360 and Jiangsu Yuanzhou when and to the extent permitted by PRC law.

              As a result of our ownership of Jingdong Century, we became the primary beneficiary of Jingdong 360 in April 2007 and of Jiangsu Yuanzhou in September 2010, and they became our variable interest entities under generally accepted accounting principles in the United States, or U.S. GAAP. We have consolidated the financial results of Jingdong 360 and Jiangsu Yuanzhou in our consolidated financial statements in accordance with U.S. GAAP. Jingdong 360 and Jiangsu Yuanzhou collectively contributed 2.2%, 3.2% and 2.9% of our consolidated total net revenues in the years ended December 31, 2011, 2012 and 2013, respectively.

              We rely on contractual arrangements to control and operate the businesses and assets held by Jingdong 360 and Jiangsu Yuanzhou and their subsidiaries. The contractual arrangements may not be as effective in providing operational control as direct ownership. If Jingdong 360 and Jiangsu Yuanzhou or the shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over Jingdong 360 and Jiangsu Yuanzhou. Furthermore, if we are unable to maintain effective control over Jingdong 360 and Jiangsu Yuanzhou, we would not be able to continue to consolidate the financial results of Jingdong 360 and Jiangsu Yuanzhou and their subsidiaries with ours. See "Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our variable interest entities and their shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control." and "—Any failure by our variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business."

              In April 2011, we established a wholly owned PRC subsidiary, Shanghai Shengdayuan Information Technology Co., Ltd., or Shanghai Shengdayuan. Currently, Shanghai Shengdayuan primarily operates our online marketplace business.

              In April 2012, we established an additional wholly owned PRC subsidiary, Tianjin Star East Corporation Limited, or Star East, which is expected to provide primarily warehousing and related services.

              In August 2012, we established an additional wholly owned PRC subsidiary, Beijing Jingbangda Trade Co., Ltd., or Jingbangda, which is expected to provide primarily courier services.

              In January 2014, our wholly owned subsidiary, JD.com International Limited, which was previously established in Hong Kong, became the intermediate holding company owning 100% of Jingdong Century.

              In March 2014, in connection with our acquisition of certain e-commerce businesses and assets from Tencent, four PRC entities formerly owned or controlled by Tencent became subsidiaries of our wholly owned PRC subsidiaries and our variable interest entity.

Corporate Information

              Our principal executive offices are located at 10th Floor, Building A, North Star Century Center, No. 8 Beichen West Street, Chaoyang District, Beijing 100101, the People's Republic of China. Our telephone number at this address is +86 10 5895-5500. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

              Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.jd.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

Conventions that Apply to this Prospectus

              Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

  •
  "we," "us," "our company" and "our" are to JD.com, Inc., its subsidiaries and its consolidated variable interest entities;

  •
  "ADSs" are to our American depositary shares, each of which represents                        Class A ordinary shares;

  •
  "China" or the "PRC" are to the People's Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

  •
  "ordinary shares" prior to the completion of this offering are to our ordinary shares, par value US$0.00002 per share, and upon and after the completion of this offering are to our Class A and Class B ordinary shares, par value US$0.00002 per share;

  •
  "active customer account" for a specified period are to a customer account that made at least one purchase during the specified period, including both online direct sales and online marketplace;

  •
  "GMV" are to the total value of all orders placed on our website and mobile applications, including orders for products and services placed in our online direct sales business and on our online marketplace, regardless of whether the goods are sold or delivered or whether the goods are returned;

  •
  "Net GMV" are to the total value of all orders shipped for products and services sold in our online direct sales business and all orders delivered for products and services sold on our online marketplace, net of returns, during the specified period;

  •
  "Orders fulfilled" are to the total number of orders delivered, including the orders for products and services sold in our online direct sales business and on our online marketplace, net of orders returned; and

  •
  "SKUs" are to stock keeping units offered through our online direct sales and on our online marketplace. The number of SKUs does not represent the number of distinct products offered through our online direct sales and on our online marketplace. We may assign different SKUs to the same product if it is sourced from different suppliers or if it is sold both through our online direct sales and on our online marketplace or by more than one third-party seller on our online marketplace.

              Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

 The Offering

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
[ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).]
Concurrent private placement
Concurrently with, and subject to, the completion of this offering, Huang River Investment Limited, our existing shareholder and a subsidiary of Tencent, has agreed to purchase from us such number of Class A ordinary shares that represents 5% of our total issued and outstanding share capital on a fully diluted basis immediately following the completion of this offering, which will be Class A ordinary shares if the underwriters do not exercise their over-allotment option to purchase additional ADSs in the offering, or Class A ordinary shares if the underwriters exercise their over-allotment option in full and Huang River Investment Limited exercises its option to further subscribe to Class A ordinary shares to maintain its 5% holding of Class A ordinary shares, at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-ordinary share ratio. Our proposed issuance and sale of Class A ordinary shares to Huang River Investment Limited are being made through a private placement pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under Regulation S of the Securities Act. Huang River Investment Limited has agreed not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares acquired in the private placement for three years commencing from March 10, 2014, subject to certain limited exceptions.
ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

Ordinary shares outstanding immediately after this offering	We will adopt a dual class ordinary share structure immediately prior to the completion of this offering. ordinary shares, comprised of Class A ordinary shares, including Class A ordinary shares we will issue and sell in the private placement to Huang River Investment Limited concurrently with this offering, and Class B ordinary shares, including 93,780,970 Class B ordinary shares we will issue to Max Smart Limited immediately after the listing of our ADSs on [the NYSE/NASDAQ] (or ordinary shares if the underwriters exercise their over-allotment option in full, comprised of Class A ordinary shares, including Class A ordinary shares we will issue and sell in the private placement to Huang River Investment Limited concurrently with this offering, and Class B ordinary shares, including 93,780,970 Class B ordinary shares we will issue to Max Smart Limited immediately after the listing of our ADSs on [the NYSE/NASDAQ]) will be issued and outstanding immediately upon the completion of this offering. Class B ordinary shares issued and outstanding immediately after the completion of this offering will represent % of our total issued and outstanding shares and % of the then total voting power (or % of our total issued and outstanding shares and % of the then total voting power if the underwriters exercise their over-allotment option in full).
The ADSs	Each ADS represents Class A ordinary shares, par value US$0.00002 per share.
The depositary will hold Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.
You may turn in your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.
Ordinary shares
Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A ordinary share will be entitled to one vote, and each Class B ordinary share will be entitled to twenty votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares. For a description of Class A ordinary shares and Class B ordinary shares, see "Description of Share Capital."
Over-allotment option	We [and the selling shareholders] have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.
Use of proceeds
We expect that we will receive net proceeds of approximately US$ million from this offering, assuming an initial public offering price of US$ per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. In addition, we expect to receive net proceeds of approximately US$ million from the concurrent private placement.
We intend to use the net proceeds from this offering as follows:
• approximately US$ to US$ to expand our fulfillment infrastructure by acquiring land use rights, building new warehouses and establishing more delivery stations; and
• the balance for general corporate purposes, including funding potential investments in and acquisitions of complementary businesses, assets and technologies.
See "Use of Proceeds" for more information.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]
Lock-up
[We, our directors, executive officers and all of our existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus.] See "Shares Eligible for Future Sales" and "Underwriting." In addition, Huang River Investment Limited has agreed not to sell or transfer any of our shares it holds now or will acquire in the concurrent private placement during the three-year period commencing from March 10, 2014, subject to limited exceptions.
[Reserved ADSs
At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.]
Listing	We intend to apply to have the ADSs listed on [the NYSE/NASDAQ] under the symbol " ." Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.
Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2014.
Depositary

 Summary Consolidated Financial Data and Summary Operating Data

              The following summary consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013, summary consolidated balance sheet data as of December 31, 2011, 2012 and 2013 and summary consolidated cash flow data for the years ended December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read this Summary Consolidated Financial Data and Summary Operating Data section together with our consolidated financial statements and the related notes and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section included elsewhere in this prospectus. Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(in millions, except for share, per share and per ADS data)
Summary Consolidated Statements of Operations Data:
Net revenues:
Online direct sales	20,888	40,335	67,018	11,071
Services and others	241	1,046	2,322	383

Total net revenues	21,129	41,381	69,340	11,454

Operating expenses(1):
Cost of revenues	(19,977)	(37,898)	(62,496)	(10,323)
Fulfillment	(1,515)	(3,061)	(4,109)	(679)
Marketing	(479)	(1,097)	(1,590)	(263)
Technology and content	(240)	(636)	(964)	(159)
General and administrative	(322)	(640)	(760)	(126)

Total operating expenses	(22,533)	(43,332)	(69,919)	(11,550)

Loss from operations	(1,404)	(1,951)	(579)	(96)

Other income/(expense):
Interest income	56	176	344	57
Interest expense	—	(8)	(8)	(1)
Others, net	64	60	193	32

Loss before tax	(1,284)	(1,723)	(50)	(8)

Income tax expense	—	(6)	0	0

Net loss	(1,284)	(1,729)	(50)	(8)

Preferred shares redemption value accretion	(1,660)	(1,588)	(2,435)	(402)

Net loss attributable to holders of permanent equity securities	(2,944)	(3,317)	(2,485)	(410)

Net loss per share of permanent equity securities:
Basic	(2.23)	(2.18)	(1.47)	(0.24)
Diluted	(2.23)	(2.18)	(1.47)	(0.24)
Net loss per ADS(2):
Basic
Diluted
Weighted average shares outstanding:(3)
Basic	1,322,840,034	1,523,639,783	1,694,495,048	1,694,495,048
Diluted	1,322,840,034	1,523,639,783	1,694,495,048	1,694,495,048
Non-GAAP Financial Measure:(4)
Adjusted net income/(loss)	(1,213)	(1,502)	224	36

(1)
Share-based compensation expenses are allocated in operating expense items as follows:

	For the Year Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(in millions)
Fulfillment	(38)	(78)	(81)	(13)
Marketing	(6)	(9)	(9)	(1)
Technology and content	(1)	(25)	(33)	(5)
General and administrative	(26)	(113)	(138)	(23)
(2)
Each ADS represents                        Class A ordinary shares.

(3)
On April 18, 2012, we effected a 5-for-1 share split whereby each of our issued and outstanding ordinary shares of a par value of US$0.0001 each was converted into five ordinary shares of a par value of US$0.00002 each, each of our issued and outstanding series A preferred shares of a par value of US$0.0001 each was converted into five series A preferred shares of a par value of US$0.00002 each, each of our issued and outstanding series B preferred shares of a par value of US$0.0001 each was converted into five series B preferred shares of a par value of US$0.00002 each, each of our issued and outstanding series C preferred shares of a par value of US$0.0001 each was converted into five series C preferred shares of a par value of US$0.00002 each, and the number of our authorized shares was increased from 500,000,000 to 2,500,000,000. The share split has been retroactively reflected for all periods presented herein. The number of our total authorized shares was further increased to 3,000,000,000 in January 2013 and further increased to 5,000,000,000 in March 2014.

(4)
See "—Non-GAAP Financial Measures."

	As of December 31,
	2011	2012	2013	2013	2013	2013	2013	2013
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in millions, except for share data)
					Pro Forma(1) (Unaudited)		Pro Forma As Adjusted (Unaudited)(2)(3)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	6,289	7,177	10,812	1,786	10,812	1,786
Restricted cash	290	1,920	1,887	312	1,887	312
Short-term investments	—	1,080	1,903	314	1,903	314
Inventories, net	2,764	4,754	6,386	1,055	6,386	1,055
Total assets	10,579	17,886	26,010	4,297	26,010	4,297
Accounts payable	3,636	8,097	11,019	1,820	11,019	1,820
Total liabilities	4,645	11,483	16,770	2,771	16,770	2,771
Total mezzanine equity	3,150	4,738	7,173	1,185	—	—
Total shareholders' equity	2,784	1,665	2,067	341	9,240	1,526
Number of outstanding permanent equity securities	1,439,470,960	1,597,137,250	1,715,087,336	1,715,087,336	1,973,403,641	1,973,403,641

(1)
The pro forma columns in the balance sheet data table above reflect (i) the redesignation of 369,564,379 ordinary shares held by Max Smart Limited (excluding the 93,780,970 ordinary shares we will issue to Max Smart Limited immediately after the listing of our ADSs on [the NYSE/NASDAQ], pursuant to the 93,780,970 restricted share units that were granted to Mr. Richard Qiangdong Liu in March 2014 under our 2013 Plan and became fully vested immediately upon grant) and 106,850,910 ordinary shares held by Fortune Rising Holdings Limited into 476,415,289 Class B ordinary shares on a one-for-one basis upon the completion of this offering, and (ii) the redesignation of all of the remaining ordinary shares and the automatic conversion and redesignation of all of our preferred shares that are issued and outstanding into Class A ordinary shares on a one-for-one basis upon the completion of this offering.

(2)
The pro forma as adjusted columns in the balance sheet data table above reflect (i) the issuance of 351,678,637 ordinary shares to Huang River Investment Limited on March 10, 2014, (ii) the redesignation of 463,345,349 ordinary shares held by Max Smart Limited (including 93,780,970 ordinary shares we will issue to Max Smart Limited immediately after the listing of our ADSs on [the NYSE/NASDAQ], pursuant to the

    93,780,970 restricted share units that were granted to Mr. Richard Qiangdong Liu in March 2014 under our 2013 Plan and became fully vested immediately upon grant) and 106,850,910 ordinary shares held by Fortune Rising Holdings Limited into 570,196,259 Class B ordinary shares on a one-for-one basis upon the completion of this offering, and (iii) the redesignation of all of the remaining ordinary shares and the automatic conversion and redesignation of all of our preferred shares that are issued and outstanding into Class A ordinary shares on a one-for-one basis upon the completion of this offering, (iv) the sale of            Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$            per ADS, the midpoint of the price range shown on the front cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option, and (v) the issuance and sale of                                    Class A ordinary shares in the private placement to Huang River Investment Limited concurrently with this offering, assuming the underwriters do not exercise their over-allotment option.

(3)
Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same and assuming no exercise by the underwriters of their over-allotment option, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$                per ADS, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, total assets and total shareholders' equity by US$                million.

	For the Year Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(in millions)
Summary Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(86)	1,404	3,570	589
Net cash used in investing activities	(624)	(3,369)	(2,671)	(441)
Net cash provided by financing activities	6,237	2,854	2,795	462

Effect of exchange rate changes on cash and cash equivalents	(108)	(1)	(59)	(10)

Net increase in cash and cash equivalents	5,419	888	3,635	600
Cash and cash equivalents at beginning of year	870	6,289	7,177	1,186

Cash and cash equivalents at end of year	6,289	7,177	10,812	1,786

              The following table presents our summary operating data for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
Summary Operating Data:
Active customer accounts(1) (in millions)	12.5	29.3	47.4
Orders fulfilled(2) (in millions)	65.9	193.8	323.3
GMV(3) (in RMB billions)	32.7	73.3	125.5
Net GMV(4) (in RMB billions)	26.9	60.0	103.9

(1)
Active customer accounts for a specified period are customer accounts that made at least one purchase during the specified period, including both online direct sales and online marketplace.

(2)
Orders fulfilled are defined as the total number of orders delivered, including the orders for products and services sold in our online direct sales business and on our online marketplace, net of orders returned.

(3)
GMV is defined as the total value of all orders placed on our website and mobile applications, including orders for products and services placed on our online direct sales business and on our online marketplace, regardless of whether the goods are sold or delivered or whether the goods are returned. The following table presents the GMV of the electronics and home appliance products and general merchandise and others sold through our online direct sales and online marketplace:

	For the Year Ended December 31,
	2011		2012		2013
	RMB (in billions)	% of GMV	RMB (in billions)	% of GMV	RMB (in billions)	% of GMV
GMV	32.7	100.0%	73.3	100.0%	125.5	100.0%
Electronics and home appliance products	26.2	80.1%	47.8	65.3%	79.8	63.6%
General merchandise and others	6.5	19.9%	25.5	34.7%	45.7	36.4%
(4)
Net GMV is defined as the total value of all orders shipped for products and services sold in our online direct sales business and all orders delivered for products and services sold on our online marketplace, net of returns, during the specified period.

Non-GAAP Financial Measure

              In evaluating our business, we consider and use one non-GAAP measure, Adjusted Net Income/(Loss), as supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Adjusted Net Income/(Loss) as net loss excluding share-based compensation and amortization of intangible assets resulting from business acquisitions.

              We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. The non-GAAP financial measure enables our management to assess our operating results without considering the impact of non-cash charges, including share-based compensation and amortization of intangible assets resulting from business acquisitions. We also believe that the use of the non-GAAP measure facilitates investors' assessment of our operating performance.

              The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measure is that it does not reflect all items of income and expense that affect our operations. Share-based compensation and amortization of intangible assets resulting from business acquisitions have been and may continue to be incurred in our business and are not reflected in the presentation of Adjusted Net Income/(Loss). Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

              We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

              The following table reconciles our Adjusted Net Income/(Loss) in 2011, 2012 and 2013 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income/(loss):

	For the Year Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(in millions)
Reconciliation of Net Loss to Adjusted Net Income/(Loss):
Net loss	(1,284)	(1,729)	(50)	(8)
Share-based compensation	71	225	261	42
Amortization of intangible assets resulting from business acquisitions	—	2	13	2

Adjusted net income/(loss) (Non-GAAP)	(1,213)	(1,502)	224	36

RISK FACTORS

              An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

              Our business has grown substantially in recent years, and we expect continued growth in our business, revenues and number of employees. We plan to further expand our fulfillment infrastructure and technology platform, increase our product offerings and hire more employees. For example, we plan to build larger, custom-designed warehouses in the seven cities where we currently have fulfillment centers, and we have already begun construction on three of them, in Shanghai, Guangzhou and Shenyang. We also plan to establish new delivery stations in additional locations across China. In 2014, we plan to recruit additional employees in connection with the expansion of our fulfillment infrastructure and additional research and development personnel in connection with the expansion of our technology platform, and we will continue to invest significant resources in training, managing and motivating our workforce. In addition, as we increase our product offerings, we will need to work with a large number of new suppliers and third-party sellers efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers and third-party sellers. To support our growth, we also plan to implement a variety of new and upgraded managerial, operating, financial and human resource systems, procedures and controls. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

We have incurred significant net losses and we may continue to experience significant losses in the future.

              We have incurred significant net losses since our inception. We had net losses of RMB1,284 million, RMB1,729 million and RMB50 million (US$8 million) in 2011, 2012 and 2013, respectively. We had accumulated deficits of RMB2,482 million, RMB4,213 million and RMB4,264 million (US$704 million) as of December 31, 2011, 2012 and 2013, respectively.

              We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to increase our gross margin by obtaining more favorable terms from our suppliers as our business further grows in scale, managing our product mix, expanding our online marketplace and offering value-added services with higher margins. Accordingly, we intend to continue to invest heavily for the foreseeable future in our fulfillment infrastructure and technology platform to support an even larger selection of products and to offer additional value-added services. As a result of the foregoing, we believe that we may incur net losses for some time in the future.

If we are unable to provide superior customer experience, our business and reputation may be materially and adversely affected.

              The success of our business hinges on our ability to provide superior customer experience, which in turn depends on a variety of factors. These factors include our ability to continue to offer authentic products at competitive prices, source products to respond to customer demands, maintain the quality of our products and services, and provide timely and reliable delivery, flexible payment options and superior after-sales service.

              We rely primarily on our own fulfillment infrastructure, and to a lesser extent on contracted third-party couriers, to deliver our products. Interruptions or failures in our delivery services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of our third-party couriers, such as inclement weather, natural disasters, transportation disruptions or labor unrest. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Furthermore, our own delivery personnel and those of contracted third-party couriers act on our behalf and interact with our customers personally. We maintain cooperation arrangements with a number of third-party couriers to deliver our products to our customers in those areas not covered by our own fulfillment infrastructure and for a portion of our bulky item deliveries, and we need to effectively manage these third-party service providers to ensure the quality of customer services. We have in the past received customer complaints from time to time regarding our delivery and return and exchange services. Any failure to provide high-quality delivery services to our customers may negatively impact the shopping experience of our customers, damage our reputation and cause us to lose customers.

              Our customer service center in Suqian, Jiangsu Province provides real-time assistance to our customers 24 hours a day, 7 days a week. It had 2,044 customer service representatives as of February 28, 2014. Our customer service center in Chengdu, Sichuan Province, which focuses on handling written questions or complaints online through instant messaging, had another 1,034 customer service representatives as of the same date. We plan to increase headcount at our customer service centers substantially, and there is no assurance that we will be able to provide sufficient training to new employees to meet our standards of customer service or that an influx of less experienced personnel will not dilute the quality of our customer service. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

Any harm to our JD brand or reputation may materially and adversely affect our business and results of operations.

              We believe that the recognition and reputation of our JD ( ) brand among our customers, suppliers and third-party sellers have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

  •
  provide a compelling online shopping experience to customers;

  •
  maintain the popularity, attractiveness, diversity, quality and authenticity of the products we offer;

  •
  maintain the efficiency, reliability and quality of our fulfillment services;

  •
  maintain or improve customers' satisfaction with our after-sale services;

  •
  increase brand awareness through marketing and brand promotion activities; and

  •
  preserve our reputation and goodwill in the event of any negative publicity on customer service, internet security, product quality, price or authenticity, or other issues affecting us or other online retail businesses in China.

              A public perception that non-authentic, counterfeit or defective goods are sold on our website or that we or third-party service providers do not provide satisfactory customer service, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new customers or retain our current customers. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our website, products and services, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

If we are unable to offer products that attract new customers and new purchases from existing customers, our business, financial condition and results of operations may be materially and adversely affected.

              Our future growth depends on our ability to continue to attract new customers as well as new purchases from existing customers. Constantly changing consumer preferences have affected and will continue to affect the online retail industry. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential customers. Our website makes recommendations to customers based on their past purchases or on products that they viewed but did not purchase, and we also send e-mails to our customers with product recommendations tailored to their purchase profile. Our ability to make individually tailored recommendations is dependent on our business intelligence system, which tracks, collects and analyzes our users' browsing and purchasing behavior, to provide accurate and reliable information. Our customers choose to purchase authentic and quality products on our website due in part to the attractive prices that we offer, and they may choose to shop elsewhere if we cannot match the prices offered by other websites or by physical stores. If our customers cannot find their desired products on our website at attractive prices, they may lose interest in us and visit our website less frequently or even stop visiting our website altogether, which in turn may materially and adversely affect our business, financial condition and results of operations.

We plan to further expand our fulfillment infrastructure. If we are not able to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.

              We believe that our own nationwide fulfillment infrastructure, consisting of strategically located warehouses and delivery and pickup stations, is essential to our success. As of February 28, 2014, we operated fulfillment centers in 7 cities, front distribution centers in 6 cities and standalone warehouses for bulky items in another 21 cities, as well as 1,485 delivery stations and 212 pickup stations in 476 cities across China, and we employed 29,613 warehouse and delivery personnel. We are constructing larger, custom-designed warehouses to increase our storage capacity and to restructure and reorganize our fulfillment workflow and processes. We also plan to establish more delivery stations in additional cities to further enhance our ability to deliver products to customers directly ourselves. Furthermore, we intend to hire additional employees in 2014 in connection with the strengthening of our fulfillment capabilities. As we continue to add fulfillment and warehouse capability, our fulfillment network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to acquire land use rights and set up warehouses, or lease suitable facilities for the delivery stations, on commercially acceptable terms or at all. Moreover, the order density in those smaller, less developed cities may not be sufficient to allow us to operate our own delivery network in a cost efficient manner. We may not be able to recruit a sufficient number of qualified employees in connection with the expansion of our fulfillment infrastructure. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected. Even if we manage the expansion of our fulfillment infrastructure successfully, it may not give us the competitive advantage that we expect if improved third-party fulfillment services become widely available at reasonable prices to retailers in China.

We face intense competition. We may lose market share and customers if we fail to compete effectively.

              The online retail industry in China is intensely competitive. We compete for customers, orders, and third-party sellers. Our current or potential competitors include major online retailers in China that offer a wide range of general merchandise product categories, major traditional retailers in China that are moving into online retailing, major internet companies that have commenced online retail businesses, online retail companies in China focused on specific product categories and physical retail stores, including big-box stores that also aim to offer a one-stop shopping experience. See "Business—Competition." In addition, new and enhanced technologies may increase the competition in the online retail industry. New competitive business models may appear, for example based on new forms of social media or social commerce.

              Increased competition may reduce our margins, market share and brand recognition, or result in significant losses. When we set prices, we have to consider how competitors have set prices for the same or similar products. When they cut prices or offer additional benefits to compete with us, we may have to lower our own prices or offer additional benefits or risk losing market share, either of which could harm our financial condition and results of operations.

              Some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases or greater financial, technical or marketing resources than we do. Those smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their website, mobile application and systems development than us. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

We may encounter risks and difficulties in connection with our strategic partnership and recent acquisition of certain e-commerce businesses and assets from Tencent, which may materially and adversely affect our business and results of operations.

              We recently announced our acquisition of certain e-commerce businesses and assets from Tencent and our entering into a strategic cooperation agreement with Tencent and concurrently we have issued 15% of our total issued and outstanding shares on a fully diluted basis under the treasury method to a subsidiary of Tencent. The e-commerce businesses we acquired from Tencent had net losses historically and we expect to continue to incur losses from these businesses, especially Paipai's C2C marketplace business, in the foreseeable future. In addition, there may be unidentified issues and hidden liabilities related to the businesses and assets we acquired, which could have a material adverse effect on our business, financial condition and results of operations. While Tencent has made representations, warranties and covenants to us regarding the businesses and assets we acquired, and we are entitled to seek indemnification from Tencent for any breach of those representations, warranties and covenants, actions to seek indemnification or enforce indemnification could be costly and time-consuming and may not be successful. Moreover, our ongoing strategic partnership with Tencent may discourage us from seeking such indemnification.

              We expect substantial synergies between our current operations and the e-commerce businesses we acquired from Tencent. However, we may encounter difficulties in integrating the acquired operations, services, corporate culture and personnel into our existing business and operations and implementing the strategic cooperation agreement that we have entered into with Tencent to achieve the economic and strategic benefits that we expect. These activities may divert significant management attention from existing business operations, which may harm the effective management of our business.

In addition, this acquisition would require that our management develop expertise in new areas such as Paipai's C2C marketplace and manage new business relationships. Furthermore, we expect to achieve growth in our mobile user base and realize other benefits in the future from the strategic cooperation agreement. Failure to generate the synergies or realize the intended benefits we anticipate from the acquisition and the strategic cooperation could materially and adversely affect our business and results of operations.

              In connection with the acquisition, we have acquired substantial intangible assets from Tencent. We may also grant restricted share units and options to certain employees of Tencent who will join us. As a result, we may incur significant non-cash charges arising from amortization of intangible assets recorded at fair value and share-based compensation, which may materially and adversely affect our results of operations for the quarterly and annual periods including and following the date of completion of the acquisition. In addition, we expect to allocate part of our purchase price for the acquisition to goodwill. We perform a goodwill impairment test annually and evaluate intangible assets and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We may incur significant impairment expenses in relation to the intangible assets or to goodwill attributable to the acquisition from time to time in the future, which may materially and adversely affect our results of operations.

We rely on online direct sale of computer, communication and consumer electronics for a significant portion of our net revenues.

              Historically, online direct sales of electronics products, including home appliances, have accounted for a majority of our total net revenues. We expect that sales of these products will continue to represent a significant portion of our total net revenues in the near future. We have increased our offerings to include other product categories, such as cosmetics and other personal care items in 2009, food, nutritional supplements and books in 2010, music, movies and other media products in 2011, and e-books in 2012, and we have continually added new products within each product category. We expect to continue to expand our product offerings to diversify our revenue sources in the future. However, our sales of these new products and services may not increase to a level that would substantially reduce our dependence on sales of electronics products. Electronics products and home appliances sold in our online direct sales accounted for 87.0%, 82.2% and 81.9% of our total net revenues in 2011, 2012 and 2013, respectively. Electronic products and home appliances sold in our online direct sales and our online marketplace together accounted for 80.1%, 65.3% and 63.6% of our total GMV in 2011, 2012 and 2013, respectively. We face intense competition from online sellers of electronics products and from established companies with physical stores that are moving into online retail, such as Suning Appliance Company Limited, which operates suning.com. Any event that results in a reduction in our sales of electronics products could materially and adversely affect our ability to maintain or increase our current level of revenue and maintain or improve our business prospects.

Our expansion into new product categories and substantial increase in SKUs may expose us to new challenges and more risks.

              In recent years, we have expanded our product offerings to include a wide range of products including clothing, handbags, furniture, cosmetics, food, books, toys, and fitness equipment. Expansion into diverse new product categories and substantially increased SKUs involves new risks and challenges. Our lack of familiarity with these products and lack of relevant customer data relating to these products may make it more difficult for us to anticipate customer demand and preferences. We may misjudge customer demand, resulting in inventory buildup and possible inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more customer complaints about them and face costly product liability claims as a result of selling them, which would harm our brand and reputation as well as our financial performance. Furthermore, we may not have much purchasing power in new categories of products and we may not be able to negotiate favorable terms with suppliers. We may need to price aggressively to gain market share or remain competitive in new categories. It may be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

              Our scale and business model require us to manage a large volume of inventory effectively. We depend on our demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we hope to sell it. Demand may be affected by seasonality, new product launches, changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our customers may not order products in the quantities that we expect. In addition, when we begin selling a new product, it may be difficult to establish supplier relationships, determine appropriate product selection, and accurately forecast demand. The acquisition of certain types of inventory may require significant lead time and prepayment and they may not be returnable. For those products we sell directly, aside from books, most media products and certain other products, we normally do not have the right to return unsold items to our suppliers.

              Our net inventories have increased significantly in recent periods, from RMB2,764 million as of December 31, 2011 to RMB4,754 million as of December 31, 2012, and further to RMB6,386 million (US$1,055 million) as of December 31, 2013. Our inventory turnover days were 34.6 days in 2011, 35.7 days in 2012 and 32.1 days in 2013. As we plan to continue expanding our product offerings, we expect to include more SKUs in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

              If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.

              On the other hand, if we underestimate demand for our products, or if our suppliers fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

We may not be able to sustain our historical growth rates.

              We have experienced rapid growth since we commenced our online retail business in 2004. Our total net revenues increased from RMB2,919 million in 2009 to RMB69,340 million in 2013, for a four-year CAGR of 120%. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow or our revenues may decline for any number of possible reasons, including decreasing consumer spending, increasing competition, slowing growth of the China retail or China online retail industry, fulfillment bottlenecks, emergence of alternative business models, changes in government policies or general economic conditions. If our growth rate declines, investors' perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

              We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our brand promotion and marketing activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred RMB479 million, RMB1,097 million and RMB1,590 million (US$263 million) of marketing expenses in 2011, 2012 and 2013, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

              We source products from third-party suppliers for our online direct sales. As of December 31, 2011, 2012 and 2013, we had approximately 2,700 suppliers, 4,600 suppliers and 6,000 suppliers, respectively. Our suppliers include manufacturers, distributors and resellers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms. We typically enter into one-year framework agreements with suppliers on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relations with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. In the event that we are not able to purchase merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the relevant manufacturer to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. In addition, our account payable turnover days for our online direct sales business were 35.3 days in 2011, 42.1 days in 2012 and 38.6 days in 2013. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

Any interruption in the operation of our fulfillment centers, front distribution centers, standalone warehouses, delivery stations or pickup stations for an extended period may have an adverse impact on our business.

              Our ability to process and fulfill orders accurately and provide high quality customer service depends on the smooth operation of our fulfillment centers, front distribution centers, standalone warehouses, and our delivery and pickup stations. Our fulfillment infrastructure may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. If any of our fulfillment centers were rendered incapable of operations, then we may be unable to fulfill any orders in any of the provinces that rely on that center. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not be able to recoup the investments we make to expand and upgrade our fulfillment and technology capabilities.

              We have invested and will continue to invest significant sums in expanding our fulfillment infrastructure and upgrading our technology platform. In connection with our expansion of our fulfillment infrastructure, we had paid an aggregate of approximately RMB0.8 billion (US$0.1 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2013, and we have budgeted approximately RMB1.5 billion (US$0.2 billion) to RMB2.5 billion (US$0.4 billion) for these uses in 2014. We have also budgeted approximately RMB0.4 billion (US$0.1 billion) for upgrading our technology platform during the same period. We expect to continue to invest heavily in our fulfillment and technology capabilities for a number of years. We also intend to continue to add personnel and other resources to our fulfillment infrastructure and technology platform as we focus on expanding our product selection and offering new services. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our financial condition and results of operation.

              Moreover, our heavy investment in building our own fulfillment infrastructure may put us at a competitive disadvantage against those competitors who primarily rely on third-party fulfillment services and focus their investment on improving other aspects of their business. We have designed our own fulfillment infrastructure to satisfy our business and operation requirements and to accommodate our fast growth, but there is no guarantee that we will be successful in meeting our objectives or that our own fulfillment structure will function more effectively and efficiently than third-party solutions.

We use third-party couriers to deliver some orders, and our third-party sellers use couriers to deliver a significant number of orders. If these couriers fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

              We maintain cooperation arrangements with a number of third-party couriers to deliver our products to our customers in those areas not covered by our own fulfillment infrastructure, particularly in smaller and less developed cities. We may also use third-party service providers to ship products from our fulfillment centers or front distribution centers to delivery stations or to deliver bulky item products. Third-party sellers also use third-party couriers if they do not make use of our delivery services. Interruptions to or failures in these third parties' delivery services could prevent the timely or proper delivery of our products to customers. These interruptions may be due to events that are beyond our control or the control of these delivery companies, such as inclement weather, natural disasters, transportation disruptions or labor unrest. In addition, if our third-party couriers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. We may not be able to find alternative delivery companies to provide delivery services in a timely and reliable manner, or at all. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the delivery companies we engage to make deliveries, especially those local companies with relatively small business scales. If our products are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

Our online marketplace is subject to risks associated with third-party sellers.

              We launched our online marketplace in October 2010. As of February 28, 2014, there were approximately 29,300 third-party sellers who offered and sold approximately 29.0 million SKUs through our online marketplace. We do not have as much control over the storage and delivery of products sold on our online marketplace as we do over the products that we sell directly ourselves. Many of our third-party sellers use their own facilities to store their products, and many of them use their own or third-party delivery systems to deliver their products to our customers, which makes it more difficult for us to ensure that our customers get the same high quality service for all products sold on our website. If any third-party seller does not control the quality of the products that it sells on our website, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells counterfeit or unlicensed products on our website, or if it sells certain products without licenses or permits as required by the relevant laws and regulations even though we have requested such licenses or permits in our standard form contract with the third-party seller, the reputation of our online marketplace and our JD brand may be materially and adversely affected and we could face claims that we should be held liable for any losses. Moreover, despite our efforts to prevent it, some products sold on our online marketplace may compete with the products we sell directly, which may cannibalize our online direct sales. In addition, the supplier relationships, customer acquisition dynamics and other requirements for our online marketplace may not be the same as those for our online direct sales operations, which may complicate the management of our business. In order for our online marketplace to be successful, we must continue to identify and attract third-party sellers, and we may not be successful in this regard.

Uncertainties relating to the growth and profitability of the retail industry in China in general, and the online retail industry in particular, could adversely affect our revenues and business prospects.

              We generate substantially all of our revenues from online retail. While online retail has existed in China since the 1990s, only recently have certain large online retail companies become profitable. The long-term viability and prospects of various online retail business models in China remain relatively untested. Our future results of operations will depend on numerous factors affecting the development of the online retail industry in China, which may be beyond our control. These factors include:

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  the growth of internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;

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  the trust and confidence level of online retail consumers in China, as well as changes in customer demographics and consumer tastes and preferences;

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  the selection, price and popularity of products that we and our competitors offer online;

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  whether alternative retail channels or business models that better address the needs of consumers emerge in China; and

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  the development of fulfillment, payment and other ancillary services associated with online purchases.

              A decline in the popularity of online shopping in general, or any failure by us to adapt our website and improve the online shopping experience of our customers in response to trends and consumer requirements, may adversely affect our net revenues and business prospects.

              Furthermore, the retail industry is very sensitive to macroeconomic changes, and retail purchases tend to decline during recessionary periods. Substantially all of our net revenues are derived from retail sales in China. Many factors outside of our control, including inflation and deflation, volatility of stock and property markets, interest rates, tax rates and other government policies and unemployment rates can adversely affect consumer confidence and spending, which could in turn materially and adversely affect our growth and profitability. Unfavorable developments in domestic and international politics, including military conflicts, political turmoil and social instability, may also adversely affect consumer confidence and reduce spending, which could in turn materially and adversely affect our growth and profitability.

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2013, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

              Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2013, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

              The material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

              Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they will be required to do after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

              Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these control deficiencies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting." However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

              Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. In addition, beginning at the same time, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. If we fail to remedy the problems identified above, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This conclusion could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We also expect to incur significant costs and expenses associated with our becoming a public company, including costs to prepare for our first Sarbanes-Oxley Act of 2002 Section 404 compliance testing and additional legal and accounting costs to comply with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that will apply to us as a public company.

If our senior management is unable to work together effectively or efficiently or if we lose their services, our business may be severely disrupted.

              Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Richard Qiangdong Liu, our founder, chairman and chief executive officer, and other executive officers. The majority of our senior management joined us in the past three years. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

              We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the online retail industry. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, fulfillment infrastructure, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. As of February 28, 2014, we employed a total of 29,613 warehouse and delivery personnel. In 2014, we may hire additional employees in connection with the strengthening of our fulfillment capabilities and research and development personnel in connection with the expansion of our technology platform. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in China have increased with China's economic development, particularly in the large cities where we operate our fulfillment centers and more generally in the urban areas where we maintain our delivery and pickup stations. Because we operate our own fulfillment infrastructure, which requires a large and rapidly growing work force, our cost structure is more vulnerable to labor costs than that of many of our competitors, which may put us at a competitive disadvantage. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

We may incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold on our website, or for products sold on our website or content posted on our website that infringe on third-party intellectual property rights, or for other misconduct.

              We sourced our products from approximately 6,000 suppliers as of December 31, 2013. Third-party sellers on our online marketplace are separately responsible for sourcing the products they sell on our website. As of December 31, 2013, we had approximately 23,500 third-party sellers on our online marketplace. Although we have adopted measures to verify the authenticity and authorization of products sold on our website and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful.

              In the event that counterfeit, unauthorized or infringing products are sold on our website or infringing content is posted on our website, we could face claims that we should be held liable. We have in the past received claims alleging our infringement of third parties' rights. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant products. Potential liability under PRC law if we negligently participated or assisted in infringement activities associated with counterfeit goods includes injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such third-party claims or administrative penalties could result in negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

              Under our standard form agreements, we require suppliers or third-party sellers to indemnify us for any losses we suffer or any costs that we incur due to any products we source from these suppliers or any products sold by these third-party sellers. However, not all of our agreements with suppliers and third-party sellers have such terms, and for those agreements that have such terms, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights. See "—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies."

We may be subject to product liability claims if people or properties are harmed by the products we sell.

              We sell products manufactured by third parties, some of which may be defectively designed or manufactured. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as the retailer of the product. Although we would have legal recourse against the manufacturer of such products under PRC law, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to products we sell. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our website and systems could materially and adversely affect our business and reputation.

              The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain customers and provide quality customer service. All of our sales of products are made online through our website and mobile applications, and the fulfillment services we provide to third-party sellers are related to sales of their products through our website and mobile applications. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our website or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our website. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. Because of our brand recognition in the online retail industry in China, we believe we are a particularly attractive target for such attacks. We have experienced in the past, and may experience in the future, such attacks and unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a material decrease in our revenue.

              Additionally, we must continue to upgrade and improve our technology platform to support our business growth, and failure to do so could impede our growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. In addition, we experience surges in online traffic and orders associated with promotional activities and holiday seasons, such as June 18, and November 11, which can put additional demands on our technology platform at specific times. If our existing or future technology platform does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

Any deficiencies in China's internet infrastructure could impair our ability to sell products over our website and mobile applications, which could cause us to lose customers and harm our operating results.

              All of our sales of products are made online through our website and mobile applications, and the fulfillment services we provide to third-party sellers are related to sales of their products through our website and mobile applications. Our business depends on the performance and reliability of the internet infrastructure in China. The availability of our website depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our customers could be adversely affected. Almost all access to the internet in China is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to give customers access to our website. We have experienced service interruptions in the past, which were typically caused by service interruptions at the underlying external telecommunications service providers, such as the internet data centers and broadband carriers from which we lease services. Service interruptions prevent consumers from accessing our website and mobile applications and placing orders, and frequent interruptions could frustrate customers and discourage them from attempting to place orders, which could cause us to lose customers and harm our operating results.

If we fail to adopt new technologies or adapt our website, mobile applications and systems to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.

              To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our website and mobile applications. The internet and the online retail industry are characterized by rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely way. The development of websites, mobile applications and other proprietary technology entails significant technical and business risks. We cannot assure you that we will be able to use new technologies effectively or adapt our website, mobile applications, proprietary technologies and systems to meet customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

Customer growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

              Purchases using mobile devices by consumers generally, and by our customers specifically, have increased significantly, and we expect this trend to continue. To optimize the mobile shopping experience, we are somewhat dependent on our customers downloading our specific mobile applications for their particular devices as opposed to accessing our sites from an internet browser on their mobile device. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile applications into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile application download stores, if our applications receive unfavorable treatment compared to competing applications on the download stores, or if we face increased costs to distribute or have customers use our mobile applications. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for our customers to access and use our sites on their mobile devices, or if our customers choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, our customer growth could be harmed and our business, financial condition and operating results may be adversely affected.

Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

              A significant challenge to the online retail industry is the secure storage of confidential information and its secure transmission over public networks. All of the orders and some of the payments for products we offer are made through our website and our mobile applications. In addition, some online payments for our products are settled through third-party online payment services. We also share certain personal information about our customers with contracted third-party couriers, such as their names, addresses, phone numbers and transaction records. Maintaining complete security for the storage and transmission of confidential information on our technology platform, such as customer names, personal information and billing addresses, is essential to maintaining customer confidence.

              We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers' visits to our website and use of our mobile applications. Such individuals or entities obtaining our customers' confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our customers may elect to make payment for purchases. The contracted third-party couriers we use may also violate their confidentiality obligations and disclose or use information about our customers illegally. Any negative publicity on our website's or mobile applications' safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. We have experienced breaches of our information security measures in the past due to external causes beyond our control, such as a leak of user account information from the China Software Developer Network (CSDN) in 2011, although none of the past breaches individually or in the aggregate was material to our business or operations. We cannot assure you that similar events will not occur in the future. If we give third parties greater access to our technology platform in the future as part of providing more technology services to third-party sellers and others, it may become more challenging for us to ensure the security of our systems. Any compromise of our information security or the information security measures of our contracted third-party couriers or third-party online payment service providers could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

              Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms have recently come under increased public scrutiny. As online retail continues to evolve, we believe that increased regulation by the PRC government of data privacy on the internet is likely. We may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party sellers. We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

              Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders we receive.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

              We accept payments using a variety of methods, including payment on delivery, bank transfers, online payments with credit cards and debit cards issued by major banks in China, and payment through third-party online payment platforms such as 99Bill, CMPay and UnionPay. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment and cash on delivery options. We also rely on third parties to provide payment processing services. Although we deliver a majority of the orders directly to customers ourselves, we use contracted third-party couriers to service areas that are not directly covered by our delivery network. Given that customers place their orders online but often choose the cash-on-delivery option, the delivery personnel of our contracted third-party couriers collect payments on our behalf, and we require the contracted third-party couriers to remit the payment collected to us on the following day. If these companies fail to remit the payment collected to us in a timely fashion or at all, if they become unwilling or unable to provide these services to us, or if their service quality deteriorates, our business could be disrupted. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

Our delivery, return and exchange policies may adversely affect our results of operations.

              We have adopted shipping policies that do not necessarily pass the full cost of shipping on to our customers. We also have adopted customer-friendly return and exchange policies that make it convenient and easy for customers to change their minds after completing purchases. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. For example, pursuant to the recently amended Consumer Protection Law, which became effective in March 2014, consumers are generally entitled to return the products purchased within seven days upon receipt without giving any reasons when they purchase the products from business operators on the internet. See "—Regulations Relating to Product Quality and Consumer Protection." These policies improve customers' shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of customers, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our customers may be dissatisfied, which may result in loss of existing customers or failure to acquire new customers at a desirable pace, which may materially and adversely affect our results of operations.

We have limited experience in operating an internet finance business. Significant deterioration in the asset quality of our internet finance business may have an adverse effect on our business, results of operations and financial condition.

              We have recently started to participate in the emerging internet finance sector in China. We have developed various financial products, including supply chain financing as an additional value-added service we provide to our suppliers and third-party sellers on our online marketplace, and consumer financing. Expansion in this new business area involves new risks and challenges. For certain financial products, we have committed or will commit our own capital. Our lack of familiarity with the internet finance sector may make it difficult for us to anticipate the demands and preferences in the market and develop financial products that meet the requirements and preference. We may not be able to successfully identify new product and service opportunities or develop and introduce these opportunities to our clients in a timely and cost-effective manner, or our clients may be disappointed in the returns from financial products that we offer. Furthermore, our ability to manage the quality of our loan portfolio will have significant impact on the results of operations of our internet finance business. Deterioration in the overall quality of our loan portfolio may occur due to a variety of reasons, including factors beyond our control, such as a slowdown in the growth of the PRC or global economies or a liquidity or credit crisis in the PRC or global finance sectors, which may adversely affect the businesses, operations or liquidity of our suppliers, third-party sellers and customers or their ability to repay or roll over their debt. Any significant deterioration in the asset quality of our internet finance business may have an adverse effect on our business, results of operations and financial condition.

Our use of some leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.

              Approximately 18% of the lessors of our leased warehouses, approximately 41% of the lessors of our leased offices, and approximately 39% of the lessors of our leased delivery stations and pickup stations have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Some of the leased properties were also subject to mortgage at the time the leases were entered into. If no consent had been obtained from the mortgage holder under such circumstances, the lease may not be binding on the transferee of the property in the event that the mortgage holder forecloses on the mortgage and transfers the property to another party. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines.

              As of the date of this prospectus, we are not aware of any claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties' challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

              We lease properties for our offices, customer service center, warehouses, sorting centers, and delivery and pickup stations. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

              Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the Ministry of Commerce, the Ministry of Industry and Information Technology, or MIIT, the Ministry of Transport, the State Post Bureau and the People's Bank of China. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of the online retail, courier, road freight transportation and internet finance industries, including entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. See "Regulation—Regulations Relating to Foreign Investment" and "Regulation—Licenses and Permits".

              Under PRC law, an entity operating courier services across multiple provinces must obtain a cross-provincial Courier Service Operation Permit and conduct its courier services within the permitted scope as indicated in the permit. Furthermore, any entity engaging in road freight transportation services in China must obtain a Road Transportation Operation Permit from the relevant road transportation administrative authorities. We operate a nationwide road freight transportation and delivery network. As of the date of this prospectus, we have obtained two cross-provincial Courier Service Operation Permits that allow Jiangsu Jingdong and Jingbangda, two of our PRC subsidiaries providing logistics services, to operate an express delivery business in twelve provinces and ten cities in other provinces in China, and Jiangsu Jingdong and its fifteen branches have obtained Road Transportation Operation Permits that allow these entities to provide road freight transportation services. We are in the process of applying for extension of the coverage of our Courier Service Operation Permits to other areas of China and for additional Road Transportation Operation Permits for Jiangsu Jingdong's other branches, Jingbangda and its branches from the appropriate level of government authorities and obtaining necessary licenses for all of our vehicles used for transporting goods. However, we cannot assure you that we can obtain such permits and licenses in a timely manner, or at all, due to complex procedural requirements and policies.

              In addition, the online services and payment services provided by Jingdong 360, one of our consolidated variable interest entities, for our PRC subsidiaries and third-party sellers on our website may be considered as online data processing and transaction processing services and subject to license from the MIIT. We plan to apply to expand the scope of Jingdong 360's value-added telecommunication license to cover online data processing and transaction processing services. However, we cannot assure you that we can obtain the approval to expand the scope of such license in a timely manner, or at all. Also we issue one type of prepaid cards which can be used to buy most of the products sold on our website, including those sold by third-party sellers on our online marketplace. These cards may be deemed to be multiple-purpose commercial pre-paid cards and if so, a license from the relevant authority is required. An indirect wholly owned subsidiary of Jingdong 360 has applied to the relevant government authority for the expansion of the business types covered by its Payment Service License to cover issuance and acceptance of pre-paid cards, and the application has been publicized by the relevant government authority on its official website. However, we cannot assure you that we can obtain the approval to expand the business types of the license in a timely manner, or at all.

              Furthermore, we work with some lottery issuers and lottery sales agents to sell lottery tickets on our website, through which we provide the online selling platform service to the lottery issuers and lottery sales agents. Under PRC law, any lottery issuer wishing to launch online lottery sales, after obtaining the approval from the relevant authority, is required to submit the application as well as the information on the internet service provider for online lottery sales to the Ministry of Finance for its examination and approval. As of the date of this prospectus, it is unclear to us whether our lottery business partners have obtained such approval from the Ministry of Finance for their online lottery business.

              There may be some defects with respect to the process of establishing certain of our indirect subsidiaries in China. Certain subsidiaries of our wholly foreign-owned subsidiaries in China were established without obtaining the prior approval from the relevant government authorities that supervise the relevant industries, and some obtain the relevant permits from the government authority at a level lower than as required. We have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities with respect to these defects. However, we cannot assure you that the relevant governmental authorities would not require us to obtain the approvals, or the permits from proper level of government authorities to cure the defects, or take any other actions retrospectively in the future. If the relevant government authorities require us to cure such defects, we cannot assure you that we will be able to obtain the approvals, or the permits from proper level of government authorities, in a timely manner or at all.

              If the PRC government considers that we were operating without the proper approvals, licenses or permits, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

              The e-commerce industry, and online retail in particular, is highly regulated by the PRC government. We are required to obtain various licenses and permits from different regulatory authorities in order to distribute certain categories of products on our website. See "Regulation—Licenses and Permits." We have made great efforts to obtain all the applicable licenses and permits, but due to the large number of products sold on our website, we may not always be able to do so and we were penalized by governmental authorities for selling products without proper licenses. As we increase our product selection, we may also become subject to new or existing laws and regulations that did not affect us before.

              As online retail and internet finance are evolving rapidly in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of PRC laws and regulations applicable to online retail businesses and internet finance businesses. If we are unable to maintain and renew one or more of our licenses and certificates when their current term expires, or obtain such renewals on commercially reasonable terms, our operations could be disrupted. For example, in September 2013, the Ministry of Commerce issued draft administrative measures regulating the trading rules of third-party online marketplace platforms for public comment. If the draft administrative measures are adopted into law in the future, we may need to adjust the transaction rules for our online marketplace platform. In addition, in December 2013, as reported by several media outlets, the General Office of the State Council issued a notice to strengthen the supervision on "phantom banks", including new-style internet finance companies, non-financial wealth management companies, financing guarantee companies and microcredit companies, so as to promote the development and innovation of the financial markets as well as to prevent financial crises. Accordingly, if the PRC government requires additional licenses or permits or provides more strict supervision requirements in the future in order for us to conduct our businesses, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all.

We have granted, and may continue to grant, restricted share units and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

              We adopted a stock issuance plan in June 2008, an employee stock incentive plan in February 2009, an employee stock incentive plan in March 2010, an employee stock incentive plan in April 2011 and a special employee stock incentive plan in April 2011. We refer to these five plans collectively as the Original Plans. On December 20, 2013, we adopted our 2013 Share Incentive Plan, or the 2013 Plan, to replace all of the Original Plans, and amended and restated the 2013 Plan in March 2014 increasing the number of shares reserved for future awards under the 2013 Plan. See "Management—2013 Share Incentive Plan" for a detailed discussion. For the years ended December 31, 2011, 2012 and 2013, we recorded RMB71 million, RMB225 million and RMB261 million (US$42 million), respectively, in share-based compensation expenses. In the first quarter of 2014, we granted 93,780,970 immediately vesting restricted share units to our chairman and chief executive officer, Mr. Richard Qiangdong Liu, and we expect to incur share-based compensation expenses in connection with Mr. Liu in an estimated amount of US$591 million in this quarter. We will also incur share-based compensation expenses for grants of restricted share units and options to former Tencent employees who will join us after our recent transactions with Tencent. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Our results of operations are subject to seasonal fluctuations.

              We experience seasonality in our business, reflecting a combination of traditional retail seasonality patterns and new patterns associated with online retail in particular. For example, we generally experience less user traffic and purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. E-commerce companies in China hold special promotional campaigns on November 11 each year, and we hold a special promotional campaign in the second quarter of each year, on June 18, to celebrate the anniversary of the founding of our business, both of which can affect our results for those quarters. Overall, the historical seasonality of our business has been relatively mild due to the rapid growth we have experienced and may increase further in the future. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

Future strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

              We may in the future enter into strategic alliances with various third parties to further our business purposes from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counterparty, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor their actions. To the extent the third parties suffer negative publicity or harm to their reputations from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

              In addition, if we are presented with appropriate opportunities, we may invest in or acquire additional assets, technologies or businesses that are complementary to our existing business. Future investments or acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. The costs of identifying and consummating investments and acquisitions may be significant. We may also incur significant expenses in obtaining necessary approvals from relevant government authorities in China and elsewhere in the world. Acquired assets or businesses may not generate the financial results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

              We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

              We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. Although we are not aware of any copycat websites that attempt to cause confusion or diversion of traffic from us at the moment, we may become an attractive target to such attacks in the future because of our brand recognition in the online retail industry in China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that our patent applications will be approved, that any issued patents will adequately protect our intellectual property, or that such patents will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

              It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

              We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third party intellectual property that is infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States or any other jurisdictions. Further, the application and interpretation of China's patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management's time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open source software in connection with our products and services. Companies that incorporate open source software into their products and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

We have limited insurance coverage which could expose us to significant costs and business disruption.

              We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at one location. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and research and development personnel. However, as the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or product liability insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Our founder, chairman and chief executive officer, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

              Our founder, chairman and chief executive officer, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. As of the date of this prospectus, Mr. Liu (i) beneficially owns 18.8% of the aggregate voting power of our company through Max Smart Limited, a company wholly owned by Mr. Liu, and (ii) is deemed to beneficially own an additional 32.8% of the aggregate voting power of our company, as certain holders of our ordinary shares have granted the voting rights associated with their ordinary shares to Mr. Liu as their exclusive proxy and attorney-in-fact. In addition, Mr. Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds 106,850,910 ordinary shares, representing 4.3% of the aggregate voting power of our company, for the purpose of transferring such shares to the plan participants according to our awards under our Original Plans, which were replaced by the 2013 Plan, and administers the awards and acts according to our instruction. Fortune Rising Holdings Limited exercises this 4.3% of the aggregate voting power of our company following our instruction. Mr. Liu, as the representative of Fortune Rising Holdings Limited, can exercise this 4.3% of the aggregate voting power of our company on behalf of Fortune Rising Holdings Limited. See "Principal [and Selling] Shareholders."

              After this offering, Mr. Liu will continue to have considerable influence over matters requiring shareholder approval, subject to certain exceptions. Immediately prior to the completion of this offering, we expect to create a dual-class voting structure such that our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares. Based on our proposed dual-class voting structure, holders of Class A ordinary shares will be entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares will be entitled to twenty votes per share, subject to certain exceptions. We will issue Class A ordinary shares represented by our ADSs in this offering. Immediately prior to the completion of this offering, we expect that an aggregate of 570,196,259 ordinary shares held by Max Smart Limited and Fortune Rising Holdings Limited (including the 93,780,970 ordinary shares we will issue to Max Smart Limited immediately after the listing of our ADSs on [the NYSE/NASDAQ], pursuant to the 93,780,970 restricted share units that were granted to Mr. Richard Qiangdong Liu in March 2014 under our 2013 Plan and became fully vested immediately upon grant) will be automatically re-designated as Class B ordinary shares on a 1-for-1 basis, and all preferred shares and all other outstanding ordinary shares will be re-designated as Class A ordinary shares on a 1-for-1 basis. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, we anticipate that Mr. Liu will (i) beneficially own        % of the aggregate voting power of our company through Max Smart Limited, and (ii) be able to exercise        % of the aggregate voting power of our

company on behalf of Fortune Rising Holdings Limited, immediately following the completion of this offering, assuming (i) the underwriters do not exercise their over-allotment option to purchase additional ADSs and (ii) we issue and sell                        Class A ordinary shares in the private placement to Huang River Investment Limited concurrently with this offering. As a result, Mr. Liu will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. In addition, under the new memorandum and articles of association that will become effective immediately prior to the completion of this offering, our board of directors will not be able to form a quorum without Mr. Liu for so long as Mr. Liu remains a director. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

We may be the subject of anti-competitive, harassing, or other detrimental conduct by third parties including complaints to regulatory agencies, negative blog postings, and the public dissemination of malicious assessments of our business that could harm our reputation and cause us to lose market share, customers and revenues and adversely affect the price of our ADSs.

              In the future we may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or websites by anyone, whether or not related to us, on an anonymous basis. Consumers value readily available information concerning retailers, manufacturers, and their goods and services and often act on such information without further investigation or authentication and without regard to its accuracy. The availability of information on social media platforms and devices is virtually immediate, as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our financial performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, customers and revenues and adversely affect the price of our ADSs.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

              Our business could be materially and adversely affected by natural disasters or the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, influenza A (H1N1) or another epidemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service center, and may even require a temporary closure of our facilities. On May 12, 2008, a severe earthquake hit part of Sichuan province in southwestern China, and on April 14, 2010, another severe earthquake hit part of Qinghai province in western China, each of which resulted in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in cost resulting from these earthquakes, if a similar disaster were to occur in the future affecting Beijing, Shanghai, Guangzhou, Wuhan, Chengdu, Shenyang or Xi'an, or any other city where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property, including our inventory and our technology systems. Our operation could also be severely disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and, as such, investors may be deprived of the benefits of such inspection.

              Our independent registered public accounting firm that issued the audit reports included in this prospectus filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

              Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections and lose confidence in our reported financial information and procedures and the quality of our financial statements.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against the Big 4 PRC-based accounting firms.

              In December 2012, the SEC brought administrative proceedings against the Big 4 accounting firms in China, including our independent registered public accounting firm, alleging that these accounting firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' audit papers and other documents related to certain PRC-based companies that are publicly traded in the United States.

              On January 22, 2014, the Administrative Law Judge presiding over the matter reached an initial decision that the firms had each violated the SEC's rules of practice by failing to produce the audit work papers and related documents directly to the SEC. The initial decision further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months. The Big 4 PRC-based accounting firms recently appealed the initial administrative law decision to the SEC. The initial administrative law decision will not become effective until and unless it is endorsed by the Commissioners of the SEC. If the SEC's final decision is decided against the accounting firms, the accounting firms can then further appeal the final decision in the federal appellate courts.

              While we cannot predict the outcome of the SEC's review, nor that of any subsequent appeal process, if the Big 4 PRC-based accounting firms, including our independent registered public accounting firm, are ultimately temporarily barred from practicing before the SEC, we may not be able to meet the reporting requirements under the Exchange Act following the listing of our ADSs in the U.S., which may ultimately result in our deregistration by the SEC and delisting from the [New York Stock Exchange/NASDAQ Global Market], in which case our market capitalization may decline sharply and the value of your investment in our ADSs may be significantly reduced.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to Jingdong 360 and Jiangsu Yuanzhou do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

              Foreign ownership of e-commerce and related businesses, including online retail businesses, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record, and foreign investors may engage in the distribution of audio and video products in China only in the form of contractual joint ventures between foreign and Chinese investors in accordance with the Guidance Catalogue of Industries for Foreign Investment promulgated in 2011.

              We are a Cayman Islands company and our PRC subsidiaries Jingdong Century, Star East, Jingbangda and Shanghai Shengdayuan are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services or sell audio and video products in China. As a result, we conduct such business activities through two affiliated PRC entities, Jingdong 360 and Jiangsu Yuanzhou. Jingdong 360 holds our ICP license as an internet information provider, while Jiangsu Yuanzhou primarily conducts the sale of books and audio and video products. Both Jingdong 360 and Jiangsu Yuanzhou are 45% owned by Mr. Richard Qiangdong Liu, our founder, chairman and chief executive officer, and 55% owned by Mr. Jiaming Sun, our employee. Mr. Liu and Mr. Sun are both PRC citizens. We entered into a series of contractual arrangements with Jingdong 360 and Jiangsu Yuanzhou and their respective shareholders, which enable us to:

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  exercise effective control over Jingdong 360 and Jiangsu Yuanzhou;

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  receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of Jingdong 360 and Jiangsu Yuanzhou; and

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  have an exclusive option to purchase all or part of the equity interests in Jingdong 360 and Jiangsu Yuanzhou when and to the extent permitted by PRC law.

              Because of these contractual arrangements, we are the primary beneficiary of Jingdong 360 and Jiangsu Yuanzhou and hence consolidate their financial results as our variable interest entities. For a detailed discussion of these contractual arrangements, see "Corporate History and Structure."

              In the opinion of Zhong Lun Law Firm, our PRC legal counsel, (i) the ownership structures of Jingdong Century and our variable interest entities in China, both currently and immediately after giving effect to this offering, comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between Jingdong Century, our variable interest entities and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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  revoking the business licenses of such entities;

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  discontinuing or restricting the conduct of any transactions between certain of our PRC subsidiaries and variable interest entities;

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  imposing fines, confiscating the income from our variable interest entities, or imposing other requirements with which we or our variable interest entities may not be able to comply;

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  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our variable interest entities and deregistering the equity pledges of our variable interest entities, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our variable interest entities; or

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  restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

              The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Jingdong 360 and Jiangsu Yuanzhou in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of Jingdong 360 and Jiangsu Yuanzhou or our right to receive substantially all the economic benefits and residual returns from Jingdong 360 and Jiangsu Yuanzhou and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Jingdong 360 and Jiangsu Yuanzhou in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with our variable interest entities and their shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

              We have relied and expect to continue to rely on contractual arrangements with Jingdong 360 and its shareholders to hold our ICP license as an internet information provider, and contractual arrangements with Jiangsu Yuanzhou and its shareholders to conduct the sale of books and audio and video products. Jingdong 360 has an indirect wholly owned subsidiary that holds our online payment license and provides online payment and settlement services. For a description of these contractual arrangements, see "Corporate History and Structure." These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities.

              If we had direct ownership of Jingdong 360 and Jiangsu Yuanzhou, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Jingdong 360 and Jiangsu Yuanzhou, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by our variable interest entities and their respective shareholders of their obligations under the contracts to exercise control over our variable interest entities. However, the shareholders of our variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our variable interest entities. We may replace the shareholders of our variable interest entities at any time pursuant to our contractual arrangements with them and their shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See "—Any failure by our variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business." Therefore, our contractual arrangements with our variable interest entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

              If our variable interest entities or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if the shareholders of Jingdong 360 and Jiangsu Yuanzhou were to refuse to transfer their equity interest in Jingdong 360 and Jiangsu Yuanzhou to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.

              All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. See "Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us." Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay.

              Our variable interest entities hold our ICP license and online payment license and conduct our sales of books and audio and video products (including publication of e-books and online audio and video products) as well as online payment service. In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over our variable interest entities, and our ability to conduct these businesses may be negatively affected. We generate substantially all of our revenues from products and services that are offered to customers through our website and mobile applications and any interruption in our ability to use our website and mobile applications may have a material and adverse effect on our financial condition and results of operations.

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

              Mr. Richard Qiangdong Liu and Mr. Jiaming Sun are the shareholders of each of our variable interest entities, Jingdong 360 and Jiangsu Yuanzhou. Mr. Richard Qiangdong Liu is our founder, chairman and chief executive officer, while Mr. Jiaming Sun is an employee of ours. The shareholders of Jingdong 360 and Jiangsu Yuanzhou may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our variable interest entities, which would have a material and adverse effect on our ability to effectively control our variable interest entities and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with Jingdong 360 and Jiangsu Yuanzhou to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

              Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. Mr. Richard Qiangdong Liu is also a director and executive officer of our company. We rely on Mr. Liu to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Jingdong 360 and Jiangsu Yuanzhou, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

              We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries like Jingdong Century for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Jingdong Century to adjust its taxable income under the contractual arrangements it currently has in place with our variable interest entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See "—Contractual arrangements in relation to our variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entities owe additional taxes, which could negatively affected our financial condition and the value of your investment."

              Under PRC laws and regulations, our wholly foreign-owned subsidiaries in China may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff welfare and bonus fund. The statutory reserve fund, enterprise expansion fund and staff welfare and bonus fund are not distributable as cash dividends.

              Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also "—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders."

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and consolidated variable interest entities or make additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

              We are an offshore holding company conducting our operations in China through our PRC subsidiaries and consolidated variable interest entities. We may make loans to our PRC subsidiaries and consolidated variable interest entities subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China.

              Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. For example, the current amounts of approved total investment and registered capital of Jingdong Century are approximately US$850 million and US$590 million, respectively, which means Jingdong Century cannot obtain loans in excess of US$260 million from our entities outside of China currently. The current statutory limit on the loans to our other wholly foreign-owned subsidiaries in China, namely, Star East, Jingbangda and Shanghai Shengdayuan, is RMB1,800 million (US$294 million), RMB2,000 million (US$327 million) and US$49 million, respectively.

              We may also decide to finance our wholly foreign-owned subsidiaries in China by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce or its local counterpart. In addition, SAFE issued a circular in September 2008, SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE's approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular No. 142 could result in severe monetary or other penalties. Furthermore, SAFE promulgated a circular in November 2010, SAFE Circular No. 59, which tightens the regulations over settlement of net proceeds from overseas offerings like this offering and requires that the settlement of net proceeds must be consistent with the description in the prospectus for the offering. These two circulars may significantly limit our ability to transfer the net proceeds from this offering to our consolidated variable interest entities and the subsidiaries of our wholly foreign-owned subsidiaries in China, and we may not be able to convert the net proceeds into RMB to invest in or acquire any other PRC companies, or establish other variable interest entities in China.

              Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the subsidiaries of our wholly foreign-owned subsidiaries in China and our consolidated variable interest entities, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated variable interest entities by means of capital contributions given the restrictions on foreign investment in the businesses that currently conducted by our consolidated variable interest entities.

              In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular No. 142, SAFE Circular No. 59 and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or any consolidated variable interest entity or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or consolidated variable interest entities when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Contractual arrangements in relation to our variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entities owe additional taxes, which could negatively affected our financial condition and the value of your investment.

              Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Jingdong Century, our wholly owned subsidiary in China, Jingdong 360 and Jiangsu Yuanzhou, our variable interest entities in China, and their respective shareholders were not entered into on an arm's-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Jingdong 360's and Jiangsu Yuanzhou's income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Jingdong 360 and Jiangsu Yuanzhou for PRC tax purposes, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose punitive interest on Jingdong 360 and Jiangsu Yuanzhou for the adjusted but unpaid taxes at the rate of 5% over the basic RMB lending rate published by the People's Bank of China for a period according to the applicable regulations. Our financial position could be materially and adversely affected if our variable interest entities' tax liabilities increase or if they are required to pay punitive interest.

Risks Related to Doing Business in China

Changes in China's economic, political or social conditions or government policies could have a material and adverse effect on our business and operations.

              Substantially all of our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

              The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

              While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

              We conduct our business primarily through our PRC subsidiaries and consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

              In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited number of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation.

              Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs.

              We are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically, such as the Consumer Protection Law. If these regulations were to change or if we, suppliers or third-party sellers on our marketplace were to violate them, the costs of certain products or services could increase, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered on our website and hurt our business and results of operations. For example, the recently amended Consumer Protection Law, which became effective in March 2014, further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on businesses that operate on the internet. Pursuant to the Consumer Protection Law, consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchased the goods over the internet. Consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the operators of an online marketplace platform are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages from the operators of the online marketplace platforms. Operators of online marketplace platforms that know or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liability with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies.

              The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the internet industry include, but are not limited to, the following:

              We only have control over our website through contractual arrangements. We do not own the website in China due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

              The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

              New laws and regulations may be promulgated that will regulate internet activities, including online retail. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

              The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an ICP license holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. Currently, Jingdong 360, our PRC consolidated variable interest entity, holds an ICP license and operates our website. Jingdong 360 owns the relevant domain names and registered trademarks and has the necessary personnel to operate such website.

              The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

              Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Our PRC operating entities incorporated in various locations in China have not made adequate employee benefit payments and we have recorded accruals for estimated underpaid amounts in our financial statements. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

We may be required to register our operating offices outside of our residence addresses as branch offices under PRC law.

              Under PRC law, a company setting up premises for business operations outside its residence address must register them as branch offices with the relevant local industry and commerce bureau at the place where the premises are located and obtain business licenses for them as branch offices. We had 1,485 delivery stations and 212 pickup stations in 476 cities across China as of February 28, 2014. We seek to register branch offices in all the cities where we have delivery stations and pickup stations. However, as of the date of this prospectus, we have not been able to register branch offices in all of these cities. Furthermore, we may expand our fulfillment network in the future to additional locations in China, and we may not be able to register branch offices in a timely manner due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for content that is displayed on our website.

              China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of our internet information were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our website or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our website in China.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

              The value of the RMB against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and China's foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. The PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010, though there also have been periods when it has lost value against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

              Significant revaluation of the RMB may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

              Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

              The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot predict whether we will be able to obtain such approval.

              The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear. Currently, there is no consensus among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

              Our PRC counsel, Zhong Lun Law Firm, has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC's approval is not required for the listing and trading of our ADSs on [the New York Stock Exchange/the NASDAQ Global Market] in the context of this offering, given that:

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  Jingdong Century, Shanghai Shengdayuan, Star East and Jingbangda were incorporated as wholly foreign-owned enterprises by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; and

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  no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

              However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our China subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

              The M&A Rules discussed in the preceding risk factor and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises "national defense and security" or "national security" concerns. However, the Ministry of Commerce or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our wholly foreign-owned subsidiaries in China to liability or penalties, limit our ability to inject capital into these subsidiaries, limit these subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

              The Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 75, requires PRC residents to register with the relevant local branch of SAFE before establishing or controlling any company outside of China, referred to as an offshore special purpose company, for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents and to update such registration in the event of any significant changes with respect to that offshore company. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE branches. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

              We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under SAFE Circular No. 75 and other related rules. Mr. Richard Qiangdong Liu, our founder and shareholder, has completed required registrations with SAFE in relation to our financing and restructuring and will make amendments when needed and required in accordance with SAFE Circular No. 75. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular No. 75 or other related rules. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into these subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

              Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted restricted shares, restricted share units or options will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries' ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

              In addition, the State Administration for Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Our business benefits from certain financial incentives and discretionary policies granted by local governments. Expiration of, or changes to, these incentives or policies would have an adverse effect on our results of operations.

              In the past three years, local governments in China granted certain financial incentives from time to time to our PRC subsidiaries or consolidated variable interest entities as part of their efforts to encourage the development of local businesses. We received approximately RMB26 million, RMB42 million and RMB120 million (US$20 million) in financial incentives from local governments relating to our business operations in 2011, 2012 and 2013, respectively. The timing, amount and criteria of government financial incentives are determined within the sole discretion of the government authorities and cannot be predicted with certainty before we actually receive any financial incentive. Local governments may decide to reduce or eliminate incentives at any time. We cannot assure you of the continued availability of the government incentives currently enjoyed by our PRC subsidiaries or consolidated variable interest entities. Any reduction or elimination of incentives would have an adverse effect on our results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

              Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with "de facto management body" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

              We believe that none of JD.com, Inc. and its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. See "Taxation—People's Republic of China Taxation." However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." If the PRC tax authorities determine that JD.com, Inc. or any of its subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, they would be subject to a 25% enterprise income tax on their global income. If these entities derive income other than dividends from their wholly owned subsidiaries in the PRC, a 25% enterprise income tax on their global income may increase our tax burden. If JD.com, Inc. or any of its subsidiaries outside of China is classified as a PRC resident enterprise, dividends paid to it from its wholly owned subsidiaries in China may be regarded as tax-exempted income if such dividends are deemed to be "dividends between qualified PRC resident enterprises" under the PRC Enterprise Income Tax Law and its implementation rules. However, we cannot assure you that such dividends will not be subject to PRC withholding tax, as the PRC tax authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC income tax purposes.

              In addition, if JD.com, Inc. is classified as a PRC resident enterprise for PRC tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of JD.com, Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that JD.com, Inc. is treated as a PRC resident enterprise.

              Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. In October 2009, the State Administration of Taxation issued a circular, known as Circular 601, which provides guidance on determining whether an enterprise is a "beneficial owner" under China's tax treaties and tax arrangements. Circular 601 provides that, in order to be a beneficial owner, an entity generally must be engaged in substantive business activities, and that a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits will not be regarded as a beneficial owner and will not qualify for treaty benefits such as preferential dividend withholding tax rates. If our Hong Kong subsidiaries are, in the light of Circular 601, considered to be a non-beneficial owner for purposes of the tax arrangement mentioned above, any dividends paid to them by our wholly foreign-owned PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to a rate of 10%.

We face uncertainties with respect to the application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises.

              Pursuant to the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, known as SAT Circular 698, issued by the State Administration of Taxation in 2009 with retroactive effect from 2008, and another notice subsequently issued in 2011, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and the overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate, which refers to the effective tax on the gain derived from the disposition of equity interests of the overseas holding company, of less than 12.5% or (ii) does not impose income tax on the gain derived from the disposition of equity interests of the overseas holding company, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. In addition, the PRC "resident enterprise" is supposed to provide necessary assistance to support the enforcement of SAT Circular 698.

              There is uncertainty as to the application of SAT Circular 698 and its related rules. For example, although the term "Indirect Transfer" is not clearly defined, it is understood that the relevant PRC tax authorities have the authority to request for information over a wide range of foreign entities that have no direct contact with the PRC. Moreover, the tax authority has not yet promulgated any formal provisions or made any formal announcement as to the procedure for reporting an Indirect Transfer to the relevant tax authority. In addition, there are not any formal interpretations concerning how to determine whether a non-resident investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to our offshore restructuring transactions where non-resident investors were involved. The PRC tax authorities may pursue our offshore shareholders to conduct a filing regarding the transactions and request our PRC subsidiaries to assist the filing. As a result, we and our non-resident enterprise investors including ADS holders may become at risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we and our non-resident enterprise investors should not be taxed under SAT Circular 698 for our previous and future restructuring or disposal of shares of our company, which may have a material adverse effect on our financial condition and results of operations or such non-resident enterprise investors' investments in us.

Risks Related to This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

              Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We intend to list our ADSs on [the NYSE/NASDAQ]. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

              Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

              The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies' securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material and adverse effect on the market price of our ADSs.

              In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

  •
  regulatory developments affecting us or our industry, customers, suppliers or third-party sellers;

  •
  announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

  •
  changes in the economic performance or market valuations of other online retail or e-commerce companies;

  •
  actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

  •
  changes in financial estimates by securities research analysts;

  •
  conditions in the online retail market;

  •
  announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

  •
  additions to or departures of our senior management;

  •
  fluctuations of exchange rates between the RMB and the U.S. dollar;

  •
  release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

  •
  sales or perceived potential sales of additional ordinary shares or ADSs; and

  •
  proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

              The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

              If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of US$            per ADS, representing the difference between the assumed initial public offering price of US$            per ADS, the midpoint of the estimated range of the initial public offering price, and our net tangible book value per ADS as of December 31, 2013, after giving effect to the net proceeds to us from this offering. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See "Dilution."

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

              We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

              Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

              Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have                        ordinary shares outstanding including                        Class A ordinary shares represented by ADSs, assuming the underwriters do not exercise their over-allotment option. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding after this offering and the Class B ordinary shares will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

              After completion of this offering, certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

You, as holders of ADSs, may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

              Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders' meeting.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

              We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

              The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

              Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

              We are a company incorporated under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, our directors and executive officers, and some of the experts named in this prospectus, reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of Civil Liabilities."

Since we are a Cayman Islands company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

              Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Island law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States.

              Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. The directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholder approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

              A significant portion of the net proceeds of this offering is allocated for general corporate purposes, including funding potential investments in and acquisitions of complementary businesses, assets and technologies. Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

The post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and ADSs.

              We have adopted an amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. The post-offering memorandum and articles of association will contain certain provisions that could limit the ability of others to acquire control of our company, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by Max Smart Limited and Fortune Rising Holdings Limited, of which our founder, chairman and chief executive officer, Mr. Richard Qiangdong Liu, is the sole shareholder and sole director. We anticipate that Mr. Liu will (i) beneficially own         % of the aggregate voting power of our company through Max Smart Limited, and (ii) be able to exercise        % of the aggregate voting power of our company on behalf of Fortune Rising Holdings Limited, immediately following the completion of this offering. Fortune Rising Holdings Limited holds the shares for the purpose of transferring such shares to the plan participants according to our awards under our 2013 Plan, and administer the awards and acts according to our instruction, and is therefore treated as our consolidated variable interest entity under U.S. GAAP. In addition, our post-offering memorandum and articles of association will also contain a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

              Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

  •
  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

  •
  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

  •
  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  •
  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

              We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of [the NYSE/NASDAQ]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/NASDAQ] corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NYSE/NASDAQ] corporate governance listing standards.

              As a Cayman Islands company listed on [the NYSE/NASDAQ], we are subject to the [NYSE/NASDAQ] corporate governance listing standards. However, [NYSE/NASDAQ] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [NYSE/NASDAQ] corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the [NYSE/NASDAQ] corporate governance listing standards applicable to U.S. domestic issuers.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse tax consequences.

              Depending upon the value of our assets, which may be determined based, in part, on the market value of our ADSs and ordinary shares, and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. The average percentage of a corporation's assets that produce or are held for the production of passive income generally is determined on the basis of the fair market value of the corporation's assets at the end of each quarter. This determination is based on the adjusted tax basis of the corporation's assets, however, if the corporation is a "controlled foreign corporation," or CFC, that is not a publicly traded corporation for the taxable year. If we are treated as a CFC for United States federal income tax purposes for any portion of our taxable year that includes this offering, we would likely be classified as a PFIC for our taxable year ending December 31, 2014. Although no assurances can be made in this regard, based on our current shareholder composition, we believe that we are not a CFC.

              In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits and obligated to absorb substantially all of the losses associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that that we are not the owner of our VIEs for United States federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

              Based on our current income and assets and projections of the value of our ADSs and outstanding ordinary shares, we do not expect to be classified as a PFIC for our taxable year ending December 31, 2014 or in the foreseeable future. Because PFIC status is a fact-intensive determination and our expectation for our taxable year ending December 31, 2014 is based, in part, on our belief that we are not a CFC, no assurance can be given that we will not be classified as a PFIC.While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs or ordinary shares, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering. Among other factors, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current or future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

              If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, a U.S. Holder may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an "excess distribution" under the United States federal income tax rules. If we are so classified, our ADSs or ordinary shares generally will continue to be treated as shares in a PFIC for all succeeding years during which a U.S. Holder holds our ADSs or ordinary shares, even if we cease to be a PFIC. See the discussion under "Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules" concerning the United States federal income tax consequences of an investment in the ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a "deemed sale" election.

We will incur increased costs as a result of being a public company.

              Upon completion of this offering, we will become a public company and expect to incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and [the NYSE/NASDAQ], have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

              In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material and adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

              This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

              You can identify some of these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

  •
  our goals and strategies;

  •
  our future business development, financial conditions and results of operations;

  •
  the expected growth of the retail and online retail markets in China;

  •
  our expectations regarding demand for and market acceptance of our products and services;

  •
  our expectations regarding our relationships with customers, suppliers and third-party sellers;

  •
  our plans to invest in our fulfillment infrastructure and technology platform;

  •
  competition in our industry; and

  •
  relevant government policies and regulations relating to our industry.

              These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in "Prospectus Summary—Our Challenges," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Regulation" and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

              This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The online retail industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the online retail industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

              The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

 USE OF PROCEEDS

              We estimate that we will receive net proceeds from this offering of approximately US$            , or approximately US$            if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and the estimated offering expenses payable by us. In addition, we expect to receive net proceeds of approximately US$             million from the concurrent private placement. These estimates are based upon an assumed initial public offering price of US$            per ADS, the midpoint of the price range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) the net proceeds to us from this offering by US$            , assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us, or by US$            if the underwriters exercise their over-allotment option in full.

              The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

  •
  approximately US$            to US$            to expand our fulfillment infrastructure by acquiring land use rights, building new warehouses and establishing more delivery stations; and

  •
  the balance for general corporate purposes, including funding potential investments in and acquisitions of complementary businesses, assets and technologies.

              The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See "Risk Factors—Risks Related to This Offering—You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price."

              Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

              In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions and to other subsidiaries in China and our consolidated variable interest entities only through loans, subject to the approval of government authorities and limit on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our wholly foreign-owned subsidiaries in China or make additional capital contributions to these subsidiaries to fund their capital expenditures or working capital. For an increase of registered capital of our wholly foreign-owned subsidiaries, we need to obtain approval from the Ministry of Commerce or its local counterparts, which will decide within 90 days after receiving the application. If we provide funding to any of our wholly foreign-owned subsidiaries through loans, the total amount of such loans may not exceed the difference between the entity's total investment as approved by the foreign investment authorities and its registered capital. Such loans must be registered with SAFE or its local branches, which usually takes up to 20 working days to complete. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See "Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and consolidated variable interest entities or make additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business."

              [We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

 DIVIDEND POLICY

              Our board of directors has complete discretion on whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

              We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

              We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See "Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business."

              If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

              The following table sets forth our capitalization as of December 31, 2013:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect (i) the redesignation of 369,564,379 ordinary shares held by Max Smart Limited (excluding the 93,780,970 ordinary shares we will issue to Max Smart Limited immediately after the listing of our ADSs on [the NYSE/NASDAQ], pursuant to the 93,780,970 restricted share units that were granted to Mr. Richard Qiangdong Liu in March 2014 under our 2013 Plan and became fully vested immediately upon grant) and 106,850,910 ordinary shares held by Fortune Rising Holdings Limited into 476,415,289 Class B ordinary shares on a one-for-one basis upon the completion of this offering, and (ii) the redesignation of all of the remaining ordinary shares and the automatic conversion and redesignation of all of our preferred shares that are issued and outstanding into Class A ordinary shares on a one-for-one basis upon the completion of this offering.

  •
  on a pro forma as adjusted basis to reflect (i) the issuance of 351,678,637 ordinary shares to Huang River Investment Limited on March 10, 2014, (ii) the redesignation of 463,345,349 ordinary shares held by Max Smart Limited (including 93,780,970 ordinary shares we will issue to Max Smart Limited immediately after the listing of our ADSs on [the NYSE/NASDAQ]), pursuant to the 93,780,970 restricted share units that were granted to Mr. Richard Qiangdong Liu in March 2014 under our 2013 Plan) and 106,850,910 ordinary shares held by Fortune Rising Holdings Limited into 570,196,259 Class B ordinary shares on a one-for-one basis upon the completion of this offering, and (iii) the redesignation of all of the remaining ordinary shares and the automatic conversion and redesignation of all of our preferred shares that are issued and outstanding into Class A ordinary shares on a one-for-one basis upon the completion of this offering, (iv) the sale of                        Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$            per ADS, the midpoint of the price range shown on the front cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and (v) the issuance and sale of                                    Class A ordinary shares in the private placement to Huang River Investment Limited concurrently with this offering, assuming an initial offering price of US$                        per ADS, the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus.

              You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of December 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands of RMB)
Mezzanine equity:
Series C convertible redeemable preferred shares (US$0.00002 par value; 258,316,305 shares authorized, issued and outstanding(1) on an actual basis; and none outstanding on a pro forma or a pro forma as adjusted basis.)	7,173,263	—
Shareholders' equity:
Series A and A-1 convertible preferred shares (US$0.00002 par value; 221,360,925 shares authorized, 191,894,000 shares issued and outstanding(1) on an actual basis; and none outstanding on a pro forma or a pro forma as adjusted basis.)	255,850	—
Series B convertible preferred shares (US$0.00002 par value; 84,786,405 shares authorized, 59,539,244 issued and outstanding(1) on an actual basis; and none outstanding on a pro forma or a pro forma as adjusted basis.)	88,241	—
Ordinary shares (US$0.00002 par value; 2,435,536,365 shares authorized, 1,502,933,134 shares issued 1,463,654,092 shares outstanding(1) on an actual basis, 1,536,267,394 Class A ordinary shares and 437,136,247 Class B ordinary shares outstanding on a pro-forma basis, and Class A ordinary shares and Class B ordinary shares outstanding on a pro-forma as adjusted basis.)	199	261
Additional paid-in capital(2)	6,251,869	13,806,732
Statutory reserves	2,648	2,648
Accumulated deficit	(4,263,624)	(4,301,195)

Accumulated other comprehensive loss	(268,618)	(268,618)

Total shareholders' equity(2)	2,066,565	9,239,828
Total capitalization(2)	9,239,828	9,239,828

(1)
On April 18, 2012, we effected a 5-for-1 share split whereby each of our issued and outstanding ordinary shares of a par value of US$0.0001 each was converted into five ordinary shares of a par value of US$0.00002 each, each of our issued and outstanding series A preferred shares of a par value of US$0.0001 each was converted into five series A preferred shares of a par value of US$0.00002 each, each of our issued and outstanding series B preferred shares of a par value of US$0.0001 each was converted into five series B preferred shares of a par value of US$0.00002 each, each of our issued and outstanding series C preferred shares of a par value of US$0.0001 each was converted into five series C preferred shares of a par value of US$0.00002 each, and the number of our authorized shares was increased from 500,000,000 to 2,500,000,000. The share split has been retroactively reflected for all periods presented herein. The number of our total authorized shares was further increased to 3,000,000,000 in January 2013 and further increased to 5,000,000,000 in March 2014.

(2)
Assuming no exercise by the underwriters of their over-allotment option, a US$1.00 increase (decrease) in the assumed initial public offering price of US$            per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders' equity and total capitalization by US$            .

DILUTION

              If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

              Our net tangible book value as of December 31, 2013 was approximately US$1.5 billion, or US$1.01 per ordinary share as of that date and US$            per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering and the concurrent private placement, from the assumed initial public offering price of US$            per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all ordinary shares, including Class A ordinary shares and Class B ordinary shares.

              Without taking into account any other changes in net tangible book value after December 31, 2013, other than to give effect to (i) the issuance of 351,678,637 ordinary shares to Huang River Investment Limited on March 10, 2014, (ii) our sale of the ADSs offered in this offering at the assumed initial public offering price of US$            per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, (iii) our issuance and sale of            Class A ordinary shares in the private placement to Huang River Investment Limited concurrently with this offering, assuming an initial offering price of US$            per ADS, the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus, and (iv)  93,780,970 ordinary shares we will issue to Max Smart Limited immediately after the listing of our ADSs on [the NYSE/NASDAQ], our pro forma as adjusted net tangible book value as of December 31, 2013 would have been US$            , or US$            per ordinary share and US$            per ADS. This represents an immediate increase in net tangible book value of US$            per ordinary share and US$            per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share and US$            per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of December 31, 2013	US$	US$
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	US$

Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares, the issuance to Huang River Investment Limited, this offering and the concurrent private placement

	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

              A US$1.00 increase (decrease) in the assumed public offering price of US$            per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this

offering by US$            , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$            per ordinary share and US$            per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$            per ordinary share and US$            per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus and assuming no exercise by the underwriters of their over-allotment option, and after deducting underwriting discounts and commissions and other offering expenses.

              The following table summarizes, on a pro forma as adjusted basis as of December 31, 2013, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us in this offering and the concurrent private placement, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration
Average Price Per Ordinary Share
Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		%	US$	US$
New investors			US$		%	US$	US$

Total			US$	100.0%

              The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering and the concurrent private placement is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

EXCHANGE RATE INFORMATION

              Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in RMB. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB6.0537 to US$1.00, the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2013. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On March 14, 2014, the noon buying rate was RMB6.1500 to US$1.00.

              The following table sets forth, for the periods indicated, information concerning exchange rates between the Renminbi and the U.S. dollar based on the noon buying rate in New York City as certified for customs purposes by the Federal Reserve Bank of New York. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
September	6.1200	6.1198	6.1213	6.1178
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March (through March 14, 2014)	6.1500	6.1370	6.1500	6.1183

Source: Federal Reserve Statistical Release

(1)
Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

              We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

  •
  political and economic stability;

  •
  an effective judicial system;

  •
  a favorable tax system;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

              However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

  •
  Cayman Islands companies may not have standing to sue before the federal courts of the United States.

              Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

              Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

              We have appointed Law Debenture Corporate Services Inc., located at 400 Madison Avenue 4th Floor, New York, New York 10017 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

              We have been informed by Maples and Calder, our counsel as to Cayman Islands law, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the Cayman Islands. We have also been advised by Maples and Calder that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that:

  •
  the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in the Cayman Islands; and

  •
  the judgment was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy in the Cayman Islands.

              A Cayman Islands court may impose civil liability on us or our directors or officers in a suit brought in the Grand Court of the Cayman Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under Cayman Islands law. Our shareholders can, under certain circumstances, originate actions against us in the Cayman Islands. See "Description of Share Capital—Differences in Corporate Law—Shareholders' Suits."

              Zhong Lun Law Firm, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

              Zhong Lun Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding our ADSs or ordinary shares.

CORPORATE HISTORY AND STRUCTURE

              Our founder, Mr. Richard Qiangdong Liu, launched an online retail website in January 2004. He subsequently formed a company in Beijing and another company in Shanghai and conducted his online retail business through these two companies. In November 2006, we incorporated Star Wave Investments Holdings Limited under the laws of the British Virgin Islands as our offshore holding company in order to facilitate international financing. We later changed the name of this entity to 360buy Jingdong Inc. In January 2014, 360buy Jingdong Inc. was redomiciled in the Cayman Islands as an exempted company registered under the laws of the Cayman Islands, and was renamed JD.com, Inc.

              In April 2007, we established a wholly owned PRC subsidiary, Beijing Jingdong Century Trade Co., Ltd., or Jingdong Century, and we acquired certain intellectual property rights from the two companies our founder had established earlier, which ceased business operations and were later liquidated and dissolved. Since then, Jingdong Century has established a variety of subsidiaries in China to engage in wholesale and retail sales, courier services, research and development, and internet finance.

              We assisted in establishing Beijing Jingdong 360 Degree E-Commerce Co., Ltd., or Jingdong 360, in April 2007. Mr. Richard Qiangdong Liu and Mr. Jiaming Sun are the shareholders of Jingdong 360, with Mr. Liu owning 45% and Mr. Sun owning 55% as of the date of this prospectus. We obtained control over Jingdong 360 through Jingdong Century in April 2007 by entering into a series of contractual arrangements with Jingdong 360 and the shareholders of Jingdong 360 which we refer to as the Jingdong 360 Agreements. The Jingdong 360 Agreements were subsequently amended and restated in April 2011 and again in May 2012, and some of the Jingdong 360 Agreements were further amended and restated in December 2013. Jingdong 360 holds our ICP license as an internet information provider and operates our website www.jd.com. In October 2012, Jingdong 360 acquired, through its wholly owned subsidiary, an online payment service provider which currently holds our online payment license and provides online payment services.

              We assisted in establishing Jiangsu Yuanzhou E-Commerce Co., Ltd., or Jiangsu Yuanzhou, in September 2010. Mr. Richard Qiangdong Liu and Mr. Jiaming Sun are also the shareholders of Jiangsu Yuanzhou, with Mr. Liu owning 45% and Mr. Sun owning 55% as of the date of this prospectus. We obtained control over Jiangsu Yuanzhou through Jingdong Century by commitments between Mr. Liu, Mr. Sun, Jiangsu Yuanzhou and Jingdong Century at the time Jiangsu Yuanzhou was established. Jingdong Century entered into a series of contractual arrangements with Jiangsu Yuanzhou and its shareholders in April 2011 which we refer to as the Jiangsu Yuanzhou Agreements. The Jiangsu Yuanzhou Agreements were subsequently amended and restated in May 2012, and some of the Jiangsu Yuanzhou Agreements were further amended and restated in November 2012 and December 2013. Jiangsu Yuanzhou primarily conducts the sale of books and audio and video products.

              These two sets of contractual arrangements allow us to:

  •
  exercise effective control over Jingdong 360 and Jiangsu Yuanzhou;

  •
  receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of Jingdong 360 and Jiangsu Yuanzhou; and

  •
  have an exclusive option to purchase all or part of the equity interests in Jingdong 360 and Jiangsu Yuanzhou when and to the extent permitted by PRC law.

              As a result of our ownership of Jingdong Century, we became the primary beneficiary of Jingdong 360 in April 2007 and of Jiangsu Yuanzhou in September 2010, and we treat them as our variable interest entities under U.S. GAAP. We have consolidated the financial results of Jingdong 360 and Jiangsu Yuanzhou in our consolidated financial statements in accordance with U.S. GAAP.

Jingdong 360 and Jiangsu Yuanzhou collectively contributed 2.2%, 3.2% and 2.9% of our consolidated total net revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

              In April 2011, we established a wholly owned PRC subsidiary, Shanghai Shengdayuan Information Technology Co., Ltd., or Shanghai Shengdayuan. Currently, Shanghai Shengdayuan primarily operates our online marketplace business.

              In April 2012, we established an additional wholly owned PRC subsidiary, Tianjin Star East Corporation Limited, or Star East, which is expected to provide primarily warehousing and related services.

              In August 2012, we established an additional wholly owned PRC subsidiary, Beijing Jingbangda Trade Co., Ltd., or Jingbangda, which is expected to provide primarily courier services.

              In January 2014, our wholly owned subsidiary, JD.com International Limited, which was previously established in Hong Kong, became the intermediate holding company owning 100% of Jingdong Century.

              In March 2014, in connection with our acquisition of certain e-commerce businesses and assets from Tencent Holdings Limited, or Tencent, four PRC entities formerly owned or controlled by Tencent became subsidiaries of our wholly owned PRC subsidiaries and our variable interest entity.

              The following diagram illustrates our corporate structure, including our principal subsidiaries and the two consolidated variable interest entities through which we conduct part of our business, as of the date of this prospectus:

JD.com, Inc.
(Cayman Islands)
100%
Jingdong Technology Group Corporation (Cayman Islands)
100%
Jingdong Logistics Group Corporation (Cayman Islands)
100%
Jingdong Express Group Corporation (Cayman Islands)
100%
JD.com International Limited (Hong Kong)
100%
360buy E-Commerce (Logistics) Hong Kong Corporation Limited (Hong Kong)
100%
360buy E-Commerce (JingDong) Hong Kong Corporation Limited (Hong Kong)
100%
360buy E-Commerce (Trade) Hong Kong Corporation Limited (Hong Kong)
Outside China
Inside China
100%
Tianjin Star East Corporation Limited ("Star East")
100%
Beijing Jingbangda Trade Co., Ltd. ("Jingbangda")
100%
Shanghai Shengdayuan Information Technology Co., Ltd. ("Shanghai Shengdayuan")
100%
Beijing Jingdong Century Trade Co., Ltd. ("Jingdong Century")
Richard Qiangdong Liu(1) 45%
Jiaming Sun(1) 55%
100%
- Beijing Jindong Century Information Technology Co, Ltd.
- Shanghai Yuanmai Trading Co., Ltd.
- Guangzhou Jingdong Trading Co., Ltd.
- Chengdu Jingdong Century Trading Co., Ltd.
- Wuhan Jingdong Century Trading Co., Ltd.
- Shenyang Jingdong Century Trading Co., Ltd.
- Jiangsu Jingdong Information Technology Co., Ltd.
- Beijing Jingdong Shangke Information Technology Co., Ltd.
Beijing Jingdong 360 Degree E-Commerce Co.,Ltd. ("Jingdong 360")(2)
Jiangsu Yuanzhou E-Commerce Co.,Ltd. ("Jiangsu Yuanzhou")
Equity interest
Contractual arrangements

(1)
Richard Qiangdong Liu is our founder, chairman of board of directors and chief executive officer, and Jiaming Sun is our employee.

(2)
Jingdong 360 has an indirect wholly owned subsidiary, Chinabank Payment Technology Co., Ltd., which provides online payment and settlement services.

*
The diagram above omits our equity investees, which are insignificant individually and in the aggregate.

              The following is a summary of the currently effective Jingdong 360 Agreements and Jiangsu Yuanzhou Agreements.

Agreements that Provide Us with Effective Control over Jingdong 360 and Jiangsu Yuanzhou

              Equity Pledge Agreements.    On December 25, 2013, Jingdong Century and each of the shareholders of Jingdong 360 entered into an amended and restated equity pledge agreement in replacement of the previous equity pledge agreement. Pursuant to the amended and restated equity pledge agreements, each of the shareholders of Jingdong 360 has pledged all of his equity interest in Jingdong 360 to guarantee their and Jingdong 360's performance of his obligations under, where applicable, the amended and restated exclusive technology consulting and services agreement, loan agreement, exclusive purchase option agreement and power of attorney. If Jingdong 360 or the shareholders of Jingdong 360 breach their contractual obligations under these agreements, Jingdong Century, as pledgee, will have the right to dispose of the pledged equity interests. The shareholders of Jingdong 360 agree that, during the term of the equity pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that Jingdong Century's rights relating to the equity pledge should not be prejudiced by the legal actions of the shareholders, their successors or their designatees. During the term of the equity pledge, Jingdong Century has the right to receive all of the dividends and profits distributed on the pledged equity. The amended and restated equity pledge agreements will terminate on the second anniversary of the date when Jingdong 360 and the shareholders of Jingdong 360 have completed all their obligations under the amended and restated exclusive technology consulting and services agreement, loan agreement, exclusive purchase option agreement and powers of attorney. We have completed the registration of the equity pledge with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

              On December 18, 2013, Jingdong Century and each of the shareholders of Jiangsu Yuanzhou entered into an amended and restated equity pledge agreement in replacement of the previous equity pledge agreements. The amended and restated equity pledge agreements between Jingdong Century and the shareholders of Jiangsu Yuanzhou contain terms substantially similar to the amended and restated equity pledge agreements relating to Jingdong 360 described above. We have completed the registration of the equity pledge with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

              Powers of Attorney.    On December 25, 2013, each of the shareholders of Jingdong 360 granted another irrevocable power of attorney to replace the irrevocable powers of attorney previously executed, Pursuant to the irrevocable power of attorney, each of the shareholders of Jingdong 360 appointed Jingdong Century's designated person as his attorney-in-fact to exercise all shareholder rights, including but not limited to voting on their behalf on all matters of Jingdong 360 requiring shareholder approval, disposing of all or part of the shareholder's equity interest in Jingdong 360, and electing, appointing or removing directors and executive officers. The person designated by Jingdong Century is entitled to dispose of dividends and profits on the equity interest subject to the instructions of the shareholder. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Jingdong 360. Each shareholder has waived all the rights which have been authorized to Jingdong Century's designated person under each power of attorney.

              On December 18, 2013, each of the shareholders of Jiangsu Yuanzhou granted another irrevocable power of attorney in replacement of the irrevocable powers of attorney previsouly executed. The powers of attorney contain terms substantially similar to the powers of attorney granted by the shareholders of Jingdong 360 described above.

Agreements that Allow Us to Receive Economic Benefits from Jingdong 360 and Jiangsu Yuanzhou

              Exclusive Technology Consulting and Services Agreement.    On May 29, 2012, Jingdong Century and Jingdong 360 entered into an amended and restated exclusive technology consulting and services agreement in replacement of the previous exclusive technology consulting and services agreement. Pursuant to the amended and restated exclusive technology consulting and services agreement, Jingdong Century has the sole and exclusive right to provide specified technology consulting and services to Jingdong 360. Without the prior written consent of Jingdong Century, Jingdong 360 may not accept the same or similar technology consulting and services provided by any third party during the term of the agreement. All the benefits and interests generated from the agreement, including but not limited to intellectual property rights, know-how and trade secrets, will be Jingdong Century's sole and exclusive rights. Jingdong 360 agrees to pay service fees to Jingdong Century on a quarterly basis and the amount of the service fee is decided by Jingdong Century on the basis of the work performed and commercial value of the services, the minimum amount of which is RMB10,000 (US$1,652) per quarter subject to annual evaluation and adjustment. The term of this agreement will expire on May 28, 2022 and may be extended unilaterally by Jingdong Century with Jingdong Century's written confirmation prior to the expiration date. Jingdong 360 cannot terminate the agreement early unless Jingdong Century commits fraud, gross negligence or illegal acts, or becomes bankrupt or winds up.

              Jingdong Century and Jiangsu Yuanzhou entered into an amended and restated exclusive technology consulting and services agreement on May 29, 2012 in replacement of the previous exclusive technology consulting and services agreement. The amended and restated exclusive technology consulting and services agreement between Jingdong Century and Jiangsu Yuanzhou contains terms substantially similar to the exclusive technology consulting and services agreement relating to Jingdong 360 described above.

              Intellectual Property Rights License Agreement.    On December 25, 2013, Jingdong Century and certain of its subsidiaries entered into an amended and restated intellectual property rights license agreement with Jingdong 360 in replacement of the previous intellectual property rights license agreement. Pursuant to the amended and restated intellectual property rights license agreement, Jingdong Century and the subsidiaries grant Jingdong 360 a non-exclusive right to use certain of its trademarks, patents, copyrights to computer software and other copyrights. Jingdong 360 is permitted to use the intellectual property rights only within the scope of its internet information service operation and in the territory of China. Jingdong 360 agrees that at any time it will not challenge the validity of Jingdong Century's license rights and other rights with respect to the licensed intellectual property and will not take actions that would prejudice Jingdong Century's rights and the license. Jingdong 360 agrees to pay license fees to Jingdong Century and the amount of the license fee is at least RMB10,000 (US$1,652) per year, subject to annual evaluation and adjustment. Without Jingdong Century's written consent, Jingdong 360 cannot assign or sublicense its rights under the license agreement or transfer the economic interests arising from the license to any third party. The initial term of this agreement is 10 years and may be extended unilaterally by Jingdong Century with Jingdong Century's written confirmation prior to the expiration date.

              On December 18, 2013, Jingdong Century and certain of its subsidiaries entered into an amended and restated intellectual property rights license agreement with Jiangsu Yuanzhou in replacement of the previous intellectual property rights license agreement. The amended and restated intellectual property rights license agreement with Jiangsu Yuanzhou contains terms substantially similar to the intellectual property rights license agreement with Jingdong 360 described above.

              Business Cooperation Agreement.    On May 29, 2012, Jingdong Century and Shanghai Shengdayuan entered into an amended and restated business cooperation agreement with Jingdong 360 in replacement of the previous business cooperation agreement between Jingdong Century and Jingdong 360. Pursuant to the amended and restated business cooperation agreement, Jingdong 360 agrees to provide to Jingdong Century and Shanghai Shengdayuan services, including operating our website, posting Jingdong Century's and Shanghai Shengdayuan's product and service information on the website, transmitting the users' order and transaction information to Jingdong Century and Shanghai Shengdayuan, processing user data and transactions in collaboration with banks and payment agents and other services reasonably requested by Jingdong Century and Shanghai Shengdayuan. Jingdong Century and Shanghai Shengdayuan agree to pay service fees to Jingdong 360 on a quarterly basis. The service fee should be 105% of Jingdong 360's operating costs incurred in the previous quarter, but in no event more than RMB20,000 (US$3,304) per quarter. The term of this agreement will expire on May 28, 2022 and may be extended unilaterally by Jingdong Century and Shanghai Shengdayuan with their written confirmation prior to the expiration date.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Jingdong 360 and Jiangsu Yuanzhou

              Exclusive Purchase Option Agreements.    On December 25, 2013, Jingdong Century, Jingdong 360 and the shareholders of Jingdong 360 entered into an amended and restated exclusive purchase option agreement in replacement of the previous exclusive purchase option agreements. Pursuant to the amended and restated exclusive purchase option agreement, the shareholders of Jingdong 360 irrevocably grant Jingdong Century an exclusive option to purchase or have its designated persons to purchase at its discretion, to the extent permitted under PRC law, all or part of their equity interests in Jingdong 360. In addition, the purchase price should equal the amount that the shareholders contributed to Jingdong 360 as registered capital for the equity interest to be purchased, or be the lowest price permitted by applicable PRC law. Without the prior written consent of Jingdong Century, Jingdong 360 may not amend its articles of associate, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans for any third parties, enter into any material contract with a value of more than RMB100,000 (US$16,519) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Jingdong 360 agree that, without the prior written consent of Jingdong Century, they will not dispose of their equity interests in Jingdong 360 or create or allow any encumbrance on the equity interests. The initial term of the amended and restated exclusive purchase option agreement is 10 years and can be renewed for an additional 10 years on the same terms at Jingdong Century's option, for an unlimited number of times.

              On December 18, 2013, Jingdong Century, Jiangsu Yuanzhou and the shareholders of Jiangsu Yuanzhou entered into an amended and restated exclusive purchase option agreement in replacement of the previous exclusive purchase option agreement. The amended and restated exclusive purchase option agreement contains terms substantially similar to the amended and restated exclusive purchase option agreement relating to Jingdong 360 described above.

              Loan Agreements.    Pursuant to the amended and restated loan agreement dated December 25, 2013 between Jingdong Century and the shareholders of Jingdong 360, Jingdong Century made loans in an aggregate amount of RMB22 million (US$4 million) to the shareholders of Jingdong 360 solely for the capitalization of Jingdong 360. Pursuant to the amended and restated loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Jingdong 360 to Jingdong Century or its designated person. The shareholders must sell all of their equity interests in Jingdong 360 to Jingdong Century or its designated person and pay all of the proceeds from sale of such equity interests or the maximum amount permitted under PRC law to Jingdong Century. In the event that shareholders sell their equity interests to Jingdong Century or its designated person with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Jingdong Century as the loan interest. The maturity date of the loans is on the tenth anniversary of the date when the shareholders received the loans and paid the amount as capital contribution to Jingdong 360. The term of the loans will be extended automatically for an additional 10 years, unless Jingdong Century objects, for an unlimited number of times. The loan must be repaid immediately under certain circumstances, including, among others, (i) if the shareholders terminate their services with us, (ii) if any other third party claims against shareholders for an amount more than RMB100,000 (US$16,519) and Jingdong Century has reasonable ground to believe that the shareholders are unable to repay the claimed amount, (iii) if a foreign investor is permitted to hold majority or 100% equity interest in Jingdong 360 and Jingdong Century elects to exercise its exclusive equity purchase option, or (iv) if the loan agreement, relevant equity pledge agreement or exclusive purchase option agreement terminates for cause not attributable to Jingdong Century or is deemed to be invalid by a court.

              Pursuant to the amended and restated loan agreement dated December 18, 2013 between Jingdong Century and the shareholders of Jiangsu Yuanzhou, Jingdong Century made loans in an aggregate amount of RMB22 million (US$4 million) to the shareholders of Jiangsu Yuanzhou solely for the capitalization of Jiangsu Yuanzhou. Pursuant to the amended and restated loan agreement contains terms substantially similar to the amended and restated loan agreement relating to Jingdong 360 described above.

              In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

  •
  the ownership structures of our variable interest entities and Jingdong Century, both currently and immediately after giving effect to this offering, will not result in any violation of PRC laws or regulations currently in effect; and

  •
  the contractual arrangements among Jingdong Century, variable interest entities and their respective shareholders governed by PRC law both currently and immediately after giving effect to this offering are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

              However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our online retail business do not comply with PRC government restrictions on foreign investment in e-commerce and related businesses, including but not limited to online retail businesses, we could be subject to severe penalties including being prohibited from continuing operations. See "Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to Jingdong 360 and Jiangsu Yuanzhou do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations." and "Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us."

SELECTED CONSOLIDATED FINANCIAL DATA

              The following selected consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013, selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 and selected consolidated cash flow data for the years ended December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of operations data for the years ended December 31, 2009 and 2010, selected consolidated balance sheet data as of December 31, 2009 and 2010 and selected consolidated cash flow data for the years ended December 31, 2009 and 2010 have been derived from our unaudited consolidated financial statements not included in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

              You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share, per share and per ADS data)
Selected Consolidated Statement of Operations Data:
Net revenues:
Online direct sales	2,906	8,566	20,888	40,335	67,018	11,071
Services and others	13	17	241	1,046	2,322	383

Total net revenues	2,919	8,583	21,129	41,381	69,340	11,454

Operating expenses(1):
Cost of revenues	(2,779)	(8,169)	(19,977)	(37,898)	(62,496)	(10,323)
Fulfillment	(144)	(477)	(1,515)	(3,061)	(4,109)	(679)
Marketing	(43)	(200)	(479)	(1,097)	(1,590)	(263)
Technology and content	(14)	(47)	(240)	(636)	(964)	(159)
General and administrative	(42)	(106)	(322)	(640)	(760)	(126)

Total operating expenses	(3,022)	(8,999)	(22,533)	(43,332)	(69,919)	(11,550)

Loss from operations	(103)	(416)	(1,404)	(1,951)	(579)	(96)

Other income/(expense):
Interest income	1	2	56	176	344	57
Interest expense	—	—	—	(8)	(8)	(1)
Others, net	(1)	2	64	60	193	32
Loss before tax	(103)	(412)	(1,284)	(1,723)	(50)	(8)

Income tax expense	—	—	—	(6)	0	0

Net loss	(103)	(412)	(1,284)	(1,729)	(50)	(8)

Preferred shares redemption value accretion	(110)	(457)	(1,660)	(1,588)	(2,435)	(402)
Deemed dividend at modification of Series A and A-1 preferred shares	(74)	—	—	—	—	—
Deemed dividend at extinguishment of Series A-1 preferred shares and issuance of Series C preferred shares	—	(235)	—	—	—	—
Deemed dividend at extinguishment of Series B preferred shares and issuance of Series C preferred shares	—	(57)	—	—	—	—

Net loss attributable to holders of permanent equity securities	(287)	(1,161)	(2,944)	(3,317)	(2,485)	(410)

	For the Year Ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share, per share and per ADS data)
Net loss per share of permanent equity securities
Basic	(0.75)	(1.36)	(2.23)	(2.18)	(1.47)	(0.24)
Diluted	(0.75)	(1.36)	(2.23)	(2.18)	(1.47)	(0.24)
Net loss per ADS(2)
Basic
Diluted
Weighted average shares outstanding:(3)
Basic	380,536,970	855,845,500	1,322,840,034	1,523,639,783	1,694,495,048	1,694,495,048
Diluted	380,536,970	855,845,500	1,322,840,034	1,523,639,783	1,694,495,048	1,694,495,048

(1)
Share-based compensation expenses are allocated in operating expense items as follows:

	For the Year Ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Fulfillment	(3)	(7)	(38)	(78)	(81)	(13)
Marketing	(0)	(1)	(6)	(9)	(9)	(1)
Technology and content	(0)	(0)	(1)	(25)	(33)	(5)
General and administrative	(14)	(4)	(26)	(113)	(138)	(23)
(2)
Each ADS represents                        Class A ordinary shares.

(3)
On April 18, 2012, we effected a 5-for-1 share split whereby each of our issued and outstanding ordinary shares of a par value of US$0.0001 each was converted into five ordinary shares of a par value of US$0.00002 each, each of our issued and outstanding series A preferred shares of a par value of US$0.0001 each was converted into five series A preferred shares of a par value of US$0.00002 each, each of our issued and outstanding series B preferred shares of a par value of US$0.0001 each was converted into five series B preferred shares of a par value of US$0.00002 each, each of our issued and outstanding series C preferred shares of a par value of US$0.0001 each was converted into five series C preferred shares of a par value of US$0.00002 each, and the number of our authorized shares was increased from 500,000,000 to 2,500,000,000. The share split has been retroactively reflected for all periods presented herein. The number of our total authorized shares was further increased to 3,000,000,000 in January 2013 and further increased to 5,000,000,000 in March 2014.

	As of December 31,
	2009	2010	2011	2012	2013	2013	2013	2013	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in millions, except for share data)
							Pro Forma(1)		Pro Forma As Adjusted
							(Unaudited)		(Unaudited)(2)(3)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	124	870	6,289	7,177	10,812	1,786	10,812	1,786
Restricted cash	—	265	290	1,920	1,887	312	1,887	312
Short-term investments	—	—	—	1,080	1,903	314	1,903	314
Inventories, net	228	1,079	2,764	4,754	6,386	1,055	6,386	1,055
Total assets	438	2,540	10,579	17,886	26,010	4,297	26,010	4,297
Accounts payable	367	1,216	3,636	8,097	11,019	1,820	11,019	1,820
Total liabilities	426	1,482	4,645	11,483	16,770	2,771	16,770	2,771
Total mezzanine equity	409	1,489	3,150	4,738	7,173	1,185	—	—
Total shareholders' (deficit)/equity	(397)	(431)	2,784	1,665	2,067	341	9,240	1,526
Number of outstanding permanent equity securities	397,182,805	1,154,481,855	1,439,470,960	1,597,137,250	1,715,087,336	1,715,087,336	1,973,403,641	1,973,403,641

(1)
The pro forma columns in the balance sheet data table above reflect (i) the redesignation of 369,564,379 ordinary shares held by Max Smart Limited (excluding the 93,780,970 ordinary shares we will issue to Max Smart Limited immediately after the listing of our ADSs on [the NYSE/NASDAQ], pursuant to the 93,780,970 restricted share units that were granted to Mr. Richard Qiangdong Liu in March 2014 under our 2013 Plan and became fully vested immediately upon grant) and 106,850,910 ordinary shares held by Fortune Rising Holdings Limited into 476,415,289 Class B ordinary shares on a one-for-one basis upon the completion of this offering, and (ii) the redesignation of all of the remaining ordinary shares and the automatic conversion and redesignation of all of our preferred shares that are issued and outstanding into Class A ordinary shares on a one-for-one basis upon the completion of this offering.

(2)
The pro forma as adjusted columns in the balance sheet data table above reflect (i) the issuance of 351,678,637 ordinary shares to Huang River Investment Limited on March 10, 2014, (ii) the redesignation of 463,345,349 ordinary shares held by Max Smart Limited (including 93,780,970 ordinary shares we will issue to Max Smart Limited immediately after the listing of our ADSs on [the NYSE/NASDAQ], pursuant to the 93,780,970 restricted share units that were granted to Mr. Richard Qiangdong Liu in March 2014 under our 2013 Plan and became fully vested immediately upon grant) and 106,850,910 ordinary shares held by Fortune Rising Holdings Limited into 570,196,259 Class B ordinary shares on a one-for-one basis upon the completion of this offering, and (iii) the redesignation of all of the remaining ordinary shares and the automatic conversion and redesignation of all of our preferred shares that are issued and outstanding into Class A ordinary shares on a one-for-one basis upon the completion of this offering, and (iv) the sale of          Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$          per ADS, the midpoint of the price range shown on the front cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and (v) the issuance and sale of          Class A ordinary shares in the private placement to Huang River Investment Limited concurrently with this offering, assuming the underwriters do not exercise the over-allotment option.

(3)
Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same and assuming no exercise by the underwriters of their over-allotment option, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$              per ADS, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, total assets and total shareholders' equity by US$              million.

	For the Year Ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	25	(592)	(86)	1,404	3,570	589
Net cash used in investing activities	(31)	(107)	(624)	(3,369)	(2,671)	(441)
Net cash provided by financing activities	109	1,460	6,237	2,854	2,795	462
Effect of exchange rate changes on cash and cash equivalents	(0)	(15)	(108)	(1)	(59)	(10)

Net increase in cash and cash equivalents	103	746	5,419	888	3,635	600
Cash and cash equivalents at beginning of year	21	124	870	6,289	7,177	1,186

Cash and cash equivalents at end of year	124	870	6,289	7,177	10,812	1,786

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under "Risk Factors" and elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements".

Overview

              We are the largest online direct sales company in China in terms of transaction volume in 2013, with a market share in China of 46.5%, according to iResearch. Our GMV increased from RMB32.7 billion in 2011 to RMB73.3 billion in 2012 and RMB125.5 billion (US$20.7 billion) in 2013.

              Our primary business model is online direct sales, where we acquire products from suppliers and sell them directly to our customers through our website and mobile applications. We introduced an online marketplace in October 2010 to broaden our selection of products and further enrich customer experience. In our online marketplace business, third-party sellers sell products to customers through our website and mobile applications and these sellers may also use our fulfillment and other value-added services. We have also begun to offer other services such as advertising, transaction processing and internet financing.

              Our business has grown substantially in recent years. The number of products we offer has grown from approximately 1.5 million SKUs as of December 31, 2011 to approximately 7.2 million SKUs as of December 31, 2012 to approximately 25.7 million as of December 31, 2013 and further to approximately 31.3 million as of February 28, 2014. We had 12.5 million, 29.3 million and 47.4 million active customer accounts and fulfilled approximately 65.9 million, 193.8 million and 323.3 million orders in 2011, 2012 and 2013, respectively. Our total net revenues increased from RMB21.1 billion in 2011 to RMB41.4 billion in 2012 and RMB69.3 billion (US$11.5 billion) in 2013. We had net losses of RMB1.3 billion, RMB1.7 billion and RMB0.05 billion (US$8 million) in 2011, 2012 and 2013, respectively.

              Due to the PRC legal restrictions on foreign ownership of companies that engage in a value-added telecommunications service business or the distribution of media products in China, we conduct the relevant parts of our operations through two consolidated variable interest entities, Jingdong 360 and Jiangsu Yuanzhou. We have contractual arrangements with these entities and their shareholders that enable us to effectively control and receive substantially all of the economic benefits from the entities. Accordingly, we consolidate the results of these entities in our financial statements.

Major Factors Affecting Our Results of Operations

              Our results of operations and financial condition are affected by the general factors driving China's retail industry, including levels of per capita disposable income and consumer spending in China. In addition, they are also affected by factors driving online retail in China, such as the growing number of online shoppers, the adoption of online sales strategies by manufacturers and service providers, the availability of improved delivery services and the increasing variety of payment options. Our results of operations are also affected by general economic conditions in China. In particular, we have experienced and expect to continue to experience upward pressure on our operating expenses.

              Our results of operations are also affected by PRC regulations and industry policies related to our business operations, licenses and permits and corporate structure. For example, the product quality and consumer protection laws require us to ensure the quality of the goods we sell and give customers the right to return goods within seven days of receipt with no questions asked, the labor contract law and related rules require employers to enter into written contracts with workers and to pay compensation to workers who are terminated under certain circumstances, regulations on foreign ownership and on transfer of funds into and out of China affect our corporate structure and financing, and regulations on business licenses affect our legal and compliance functions. For a summary of the principal PRC laws and regulations that affect us, see "Risk Factors" and "Regulations" sections. Although we have generally benefited from the Chinese government's policies to encourage economic growth, we are also affected by the complexity, uncertainties and changes in PRC regulations governing various aspects of our operations. For a detailed description of the PRC regulations applicable to us, see "Regulation."

              While our business is influenced by general factors affecting our industry, our operating results are more directly affected by company specific factors, including the following major factors:

  •
  our ability to increase active customer accounts and orders from customers;

  •
  our ability to manage our mix of product and service offerings;

  •
  our ability to further increase and leverage our scale of business; and

  •
  our ability to effectively invest in our fulfillment infrastructure and technology platform.

    Our Ability to Increase Active Customer Accounts and Orders from Customers

              Growth in the number of our active customer accounts and orders are key drivers of our revenue growth. Our active customer accounts increased from 12.5 million in 2011 to 29.3 million in 2012 and 47.4 million in 2013. This increase was primarily driven by our success in attracting new active customer accounts, as well as by our success in attracting new orders from existing customer accounts. During the same period, total orders we fulfilled also increased substantially from approximately 65.9 million in 2011 to approximately 193.8 million in 2012 and approximately 323.3 million in 2013.

              Our ability to attract new customer accounts and new orders from existing customer accounts depends on our ability to provide superior customer experience. To this end, we offer a wide selection of authentic products at competitive prices on our website and mobile applications and provide speedy and reliable delivery, convenient online and in-person payment options and comprehensive customer services. We increased the number of SKUs we offer from approximately 1.5 million as of December 31, 2011 to approximately 7.2 million as of December 31, 2012 to 25.7 million as of December 31, 2013 and further to approximately 31.3 million as of February 28, 2014. We have developed a business intelligence system that enables us to increase our operating efficiency through enhanced product merchandising and supply chain management capabilities, and to drive more targeted and relevant product promotions and recommendations to our customers. We have benefited from word-of-mouth viral marketing in winning new customers, and we also conduct online and offline marketing and brand promotion activities to attract new customers. In addition, we encourage existing customers to place more orders with us through a variety of means, including granting coupons and loyalty points and holding special promotions.

              We have a growing and loyal active customer base. Over the years, our customers have shown loyalty to us through their increased activity levels. For example, those customer accounts that were active in 2008 increased their average number of purchases each year thereafter, from approximately 3.7 in 2008 to 4.4 in 2009, 6.2 in 2010, 10.7 in 2011, 14.9 in 2012 and 16.6 in 2013.

    Our Ability to Manage Our Mix of Product and Service Offerings

              Our results of operations are also affected by the mix of products and services we offer. We commenced our e-commerce business by primarily selling electronics and home appliances products. We began offering general merchandise products around the end of 2008, and we launched our online marketplace in 2010. We earn commissions and service fees from third-party sellers on our online marketplace. We offer a wide range of products and services and aim to provide one-stop shopping to maximize our wallet share. Our mix of products and services also affects our gross margin. Different products have different gross margins but the commissions and service fees that we earn from third-

party sellers and the other services that we offer have the highest gross margins, since they have no associated cost of revenues. The split between our online direct sales business and our online marketplace business thus has a major influence on our revenue growth and our gross margins. GMV from our online direct sales increased from RMB29.8 billion in 2011 to RMB56.7 billion in 2012 and RMB93.7 billion (US$15.4 billion) in 2013, while GMV from our online marketplace business increased from RMB2.9 billion in 2011 to RMB16.6 billion in 2012 and RMB31.8 billion (US$5.3 billion) in 2013. We intend to further expand our selection of general merchandise products, attract more third-party sellers to our online marketplace, and provide more fulfillment and other value-added services to third-party sellers and others. Our GMV from general merchandise and other products represented 19.9%, 34.7% and 36.4% of our total GMV in 2011, 2012 and 2013, respectively. The following table presents the GMV of the electronics and home appliances products and general merchandise and others sold through our online direct sales and online marketplace by amounts and as percentages of GMV for each of the periods presented:

	For the Year Ended December 31,
	2011		2012		2013
	RMB		RMB		RMB
	(in billions, except for percentages)
GMV	32.7	100%	73.3	100%	125.5	100%
Electronics and home appliances products	26.2	80.1%	47.8	65.3%	79.8	63.6%
General merchandise and others	6.5	19.9%	25.5	34.7%	45.7	36.4%

    Our Ability to Further Increase and Leverage our Scale of Business

              Our results of operations are directly affected by our ability to further increase and leverage our scale of business. As our business further grows in scale, we expect to obtain more favorable terms from suppliers, including pricing terms and volume-based rebates. In addition, we aim to create value for our suppliers by providing an effective channel for selling large volumes of their products online and by offering them comprehensive information on customer preferences and market demand and ensuring the high quality of fulfillment services. We believe this value proposition also helps us obtain favorable terms from suppliers.

              As of February 28, 2014, our nationwide fulfillment infrastructure employed a total of 29,613 warehouse and delivery personnel, and we also employed 2,856 IT professionals to monitor, maintain, upgrade and develop the technology platform that manages this fulfillment infrastructure and the large number of orders we receive, process and fulfill each year. Our fulfillment expenses in absolute amount increased over 2011, 2012 and 2013, while the fulfillment expenses as a percentage of our total net revenues increased from 7.2% in 2011 to 7.4% in 2012 and decreased to 5.9% in 2013. Personnel costs are the largest component of our fulfillment costs and of our technology and content costs and are likely to remain the largest component for the foreseeable future as we continue to expand our operations. We expect our fulfillment expenses to increase both in absolute amount and as a percentage of our total net revenues in the near future. Labor costs are rising in China and we strive to continue improving efficiency and utilization of our fulfillment and other personnel to mitigate this effect. Our fulfillment expenses and thus operational efficiency are also affected by the average size of orders placed by our customers.

    Our Ability to Effectively Invest in Our Fulfillment Infrastructure and Technology Platform

              Our results of operations depend in part on our ability to invest in our fulfillment infrastructure and technology platform to cost-effectively meet the demands of our anticipated growth. Our nationwide fulfillment infrastructure included a warehouse network of 82 warehouses with an aggregate gross floor area of over 1.3 million square meters in 34 cities and 1,485 delivery stations and 212 pickup stations in 476 cities across China as of February 28, 2014. We have acquired land use rights to over 600,000 square meters of land in five cities where we currently have fulfillment centers. We plan to build large scale, custom-designed warehouse facilities with optimized configurations on these sites to improve our fulfillment efficiency, minimize order splitting, reduce our reliance on leased warehouses, decrease our rental expenses over time, accommodate greater product selection and fulfill the anticipated sales of our own products as well as sales by third-party sellers using our fulfillment services. We have budgeted approximately RMB1.5 billion (US$0.2 billion) to RMB2.5 billion (US$0.4 billion) for acquisition of land use rights, building of warehouses and purchase of warehousing equipment in 2014. In selecting locations for our pickup and delivery stations, order density, a parameter we use to measure the frequency and number of orders generated from a geographical area, is an important criterion. To efficiently deploy our delivery network, we have established delivery stations and pickup stations in areas where we expect order density to increase to the extent where operating our own delivery network will be more cost efficient than using third-party couriers. We have also budgeted approximately RMB0.4 billion (US$0.1 billion) for upgrading our technology platform in 2014. To enhance our technology platform, we intend to further invest in technology, including initiatives to provide innovative features, solutions and services to customers and suppliers, while increasing our operational efficiency.

Selected Statements of Operations Items

    Net Revenues

              Net revenues are provided from online direct sales and services and others. Online direct sales is further divided into sales of electronics and home appliances products and general merchandise products. Net revenues from electronics and home appliances products include revenues from sales of computer, communication and consumer electronics products as well as home appliances. The following table breaks down our total net revenues by these categories, by amounts and as percentages of total net revenues:

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Online direct sales:
Electronics and home appliances products	18,388	87.0	34,012	82.2	56,814	9,385	81.9
General merchandise products	2,500	11.8	6,323	15.3	10,204	1,686	14.7

Total	20,888	98.8	40,335	97.5	67,018	11,071	96.6
Services and others	241	1.2	1,046	2.5	2,322	383	3.4

Total	21,129	100.0	41,381	100.0	69,340	11,454	100.0

              We expect net revenues from all categories to continue to increase in the foreseeable future. Sales of electronics and home appliances products may decrease as a percentage of our total net revenues and sales from services and others may increase as a percentage of our total net revenues.

              Net revenues from services and others primarily consist of commissions earned from third-party sellers for sales made through our online marketplace and service fees we charge them for value-added fulfillment or other services we provide upon their request. Currently, we recognize revenues from the third-party sellers on a net basis as we may not always be the primary obligor, we do not have general inventory risk and we do not have latitude to establish prices for them. In addition, net revenues from services and others also include fees we earn by selling advertisements on our website and transaction fees from processing transactions for our online payment service customers, typically e-commerce companies.

              We record revenue net of discounts, return allowances, price protection allowances, value-added taxes, or VAT, and business taxes and surcharges.

    Operating Expenses

              Operating expenses consist primarily of cost of revenues, fulfillment expenses, marketing expenses, technology and content expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total net revenues for each of the periods presented:

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of revenues	19,977	94.5	37,898	91.6	62,496	10,323	90.1
Fulfillment	1,515	7.2	3,061	7.4	4,109	679	5.9
Marketing	479	2.3	1,097	2.7	1,590	263	2.3
Technology and content	240	1.1	636	1.5	964	159	1.4
General and administrative	322	1.5	640	1.5	760	126	1.1

Total	22,533	106.6	43,332	104.7	69,919	11,550	100.8

              Cost of revenues consists of our cost for acquiring the products that we sell directly and the related inbound shipping charges, as well as inventory write-downs. The rebates and subsidies we receive from suppliers are accounted as a reduction to the purchase price, and will be recorded as a reduction of cost of revenues when the product is sold.

              Our gross margin is affected by our scale and by the mix of our net revenues, particularly between products and services and others. We expect our gross margin to increase as we further optimize our product mix and provide more value-added services and as our online marketplace grows. The following table shows our gross profit and gross margin for each of the periods presented:

	For the Year Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(in millions, except for percentages)
Gross profit(1)	1,152	3,483	6,844	1,131
Gross margin	5.5%	8.4%	9.9%	9.9%

(1)
Gross profit is net revenues minus cost of revenues.

              Our fulfillment expenses primarily consist of (i) expenses incurred in operating our fulfillment and customer service centers, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging, and preparing customer orders for shipment, processing payment and related transaction costs, (ii) expenses charged by third-party couriers for dispatching and delivering our products and (iii) rental expenses of leased warehouses, delivery and pickup stations. We expect our fulfillment expenses to increase both in absolute amount and as a percentage of our total net revenues in the near run, as we hire additional fulfillment personnel, build new warehouses and incur related depreciation expenses, and establish more delivery stations to meet our anticipated growth in sales volume and ensure satisfactory customer experience. We plan to make our fulfillment operations more efficient by setting up large customized warehouse facilities to make full use of the available space, improve the pick-and-pack workflow efficiency, accommodate greater product selection and minimize order splitting.

              Our marketing expenses consist primarily of expenses for online and offline marketing and brand promotion activities. We plan to continue to conduct brand promotion and marketing activities to enhance our brand recognition and attract new purchases from new and existing customers.

              Our technology and content expenses consist primarily of payroll and related expenses for IT professionals involved in developing and maintaining our technology platform and website, server and other equipment depreciation, bandwidth and data center costs, and rental expenses. We expect spending in technology and content to increase over time as we add more experienced IT professionals and continue to invest in our technology platform to enhance customer experience and provide value-added services to suppliers and third-party sellers.

              Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions. We expect our general and administrative expenses to increase after the completion of this offering, when we become a publicly listed company, as we incur additional expenses relating to improving our internal controls, complying with Section 404 of the Sarbanes-Oxley Act and maintaining investor relations. In the first quarter of 2014, we granted 93,780,970 immediately vesting restricted share units to our chairman and chief executive officer, Mr. Richard Qiangdong Liu, and we expect to incur share-based compensation expenses in an estimated amount of US$591 million in this quarter, which will materially increase our general and administrative expenses for the quarter.

              We believe that loss from operations is a more meaningful measure than gross profit and gross margin due to the diversity of our product categories and services.

Taxation

    Cayman Islands

              We are not subject to income or capital gains tax under the current laws of the Cayman Islands. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

    Hong Kong

              Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5%. Hong Kong does not impose a withholding tax on dividends.

    China

              Generally, our subsidiaries and consolidated variable interest entities in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity's global income as determined under PRC tax laws and accounting standards.

              We are subject to VAT at a rate of 13% on sales of books, audio and video products, 17% on sales of other products, 11% on logistics services and 6% on advertising and other services, in each case less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

              VAT has been phased in since January 1, 2012, to replace the business tax. Previously, we were subject to business tax at a rate of 5% on advertising and other services. We are still subject to business tax at a rate of 5% and related surcharges for online payment services. We are also still subject to a 3% cultural undertaking development fees on online advertising services.

              Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of

Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If the relevant Hong Kong entity satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong entity would be subject to withholding tax at the standard rate of 5%. See "Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business."

              If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a "resident enterprise" under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See "Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders."

Internal Control over Financial Reporting

              Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2013, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

              The material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

              In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2012, we and our independent registered public accounting firm identified another material weakness in our internal control over financial reporting. The other material weakness that was identified previously related to our lack of an effective control procedure to track, estimate and record rebates and subsidies provided by our suppliers and to analyze period-end accruals for supplier rebates and subsidies to ensure completeness and accuracy. We have improved our control procedures on estimating and recording rebates and subsidies subsequent to December 31, 2012, and remediated this material weakness as of December 31, 2013, by i) allocating additional resources to formalize and enhance our existing manual tracking and recording process, ii) providing additional training for management and staff in the relevant business departments, iii) establishing a business review process over the rebates and subsidies to identify and mitigate potential errors on a timely basis and iv) implementing effective internal audit functions for the estimates and reviews of rebates and subsidies. To further improve efficiency of our internal controls over vendor rebates and subsidies, in January 2014, we launched a new system and established an efficient systematic process with necessary manual input to collect, record and track the information on rebates and subsidies, which we will further improve and enhance over the rest of 2014.

              We have implemented and plan to implement a number of measures to address the material weakness that have been identified in connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2013. We have hired additional qualified financial and accounting staff with extensive U.S. GAAP and SEC reporting experience, including our new chief financial officer. We have allocated additional resources to improve financial oversight function, to introduce formal business performance review process, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. Furthermore, we will continue to hire additional competent accounting staff with appropriate knowledge and experience of U.S. GAAP and SEC reporting requirements. We have also established an ongoing program to provide sufficient and additional appropriate training to our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements. We have also been making continuous efforts to further enhance our internal audit function to enhance our monitoring of U.S. GAAP accounting and reporting matters. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See "Risk Factors—Risks Related to Our Business—In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2013, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud."

Results of Operations

              The following table summarizes our consolidated results of operations in absolute amount and as a percentage of our total net revenues for the periods indicated. Our business has grown rapidly in recent years. Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except percentages)
Net revenues:
Online direct sales	20,888	98.8	40,335	97.5	67,018	11,071	96.6
Services and others	241	1.2	1,046	2.5	2,322	383	3.4

Total net revenues	21,129	100.0	41,381	100.0	69,340	11,454	100.0
Operating expenses(1):
Cost of revenues	(19,977)	(94.5)	(37,898)	(91.6)	(62,496)	(10,323)	(90.1)
Fulfillment	(1,515)	(7.2)	(3,061)	(7.4)	(4,109)	(679)	(5.9)
Marketing	(479)	(2.3)	(1,097)	(2.7)	(1,590)	(263)	(2.3)
Technology and content	(240)	(1.1)	(636)	(1.5)	(964)	(159)	(1.4)
General and administrative	(322)	(1.5)	(640)	(1.5)	(760)	(126)	(1.1)

Total operating expenses	(22,533)	(106.6)	(43,332)	(104.7)	(69,919)	(11,550)	(100.8)

Loss from operations	(1,404)	(6.6)	(1,951)	(4.7)	(579)	(96)	(0.8)
Other income/(expense):
Interest income	56	0.3	176	0.4	344	57	0.5
Interest expense	—	—	(8)	(0.0)	(8)	(1)	(0.0)
Others, net	64	0.3	60	0.1	193	32	0.3

Loss before tax	(1,284)	(6.0)	(1,723)	(4.2)	(50)	(8)	(0.0)
Income tax expense	—	—	(6)	(0.0)	0	0	0.0

Net loss	(1,284)	(6.0)	(1,729)	(4.2)	(50)	(8)	(0.0)

(1)
Share-based compensation expenses are allocated in operating expenses items as follows:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in millions)
Fulfillment	(38)	(78)	(81)	(13)
Marketing	(6)	(9)	(9)	(1)
Technology and content	(1)	(25)	(33)	(5)
General and administrative	(26)	(113)	(138)	(23)

    Years Ended December 31, 2013 and 2012

              Net Revenues.    Our total net revenues increased by 67.6% from RMB41,381 million in 2012 to RMB69,340 million (US$11,454 million) in 2013, with increases in both categories of net revenues.

              The increase in our total net revenues was primarily due to the growth in our active customer accounts from 29.3 million in 2012 to 47.4 million in 2013 and the growth in the number of orders we fulfilled from approximately 193.8 million in 2012 to approximately 323.3 million in 2013. We increased the number of SKUs offered from approximately 7.2 million as of December 31, 2012 to approximately 25.7 million as of December 31, 2013, including major increases in both SKUs that we offered directly and SKUs that were offered on our online marketplace.

              Operating Expenses.    Our total operating expenses increased by 61.4% from RMB43,332 million in 2012 to RMB69,919 million (US$11,550 million) in 2013. This increase was due to increases in all of our operating expense line items.

  •
  Cost of revenues.  Our cost of revenues increased by 64.9% from RMB37,898 million in 2012 to RMB62,496 million (US$10,323 million) in 2013. This increase reflects the increase in our volume of online direct sales. Our gross profit increased by 96.6% from RMB3,483 million in 2012 to RMB6,844 million (US$1,131 million) in 2013, primarily due to the overall increase in the scale of our business. Our gross margin increased from 8.4% in 2012 to 9.9% in 2013, primarily due to the increase in net revenues from services and others attributable to our online marketplace, as well as the increase in margin of the products we sold through our online direct sales.

  •
  Fulfillment expenses.  Our fulfillment expenses increased by 34.2% from RMB3,061 million in 2012 to RMB4,109 million (US$679 million) in 2013. This increase was primarily due to an increase in compensation costs relating to fulfillment expenses from RMB1,527 million in 2012 to RMB2,005 million (US$331 million) in 2013, which was due in turn to the increase in the number of our fulfillment employees from 23,789 as of December 31, 2012 to 32,953 as of December 31, 2013, as well as to higher average compensation expenses. The increase in our fulfillment expenses was also attributable to (i) an increase in the rental expenses for our warehouses from RMB281 million in 2012 to RMB422 million (US$70 million) in 2013, which was primarily due to the increase in the aggregate gross floor area leased, as well as to increases in rental rates on leases that we renewed in 2013, (ii) increased shipping charges from contracted third-party couriers from RMB661 million in 2012 to RMB794 million (US$131 million) in 2013 as our sales volume increased, even as our use of contracted third-party couriers has declined as a percentage of all orders fulfilled, and (iii) to an increase in payment processing charges from RMB116 million in 2012 to RMB235 million (US$39 million) in 2013 as our volume of sales increased.

  •
  Marketing expenses.  Our marketing expenses increased by 45.0% from RMB1,097 million in 2012 to RMB1,590 million (US$263 million) in 2013. This increase was primarily due to an increase in our advertising expenditures, including offline and online advertising, from RMB1,016 million in 2012 to RMB1,491 million (US$246 million) in 2013 as we continued to enhance our brand recognition and attract new purchases.

  •
  Technology and content expenses.  Our technology and content expenses increased by 51.4% from RMB636 million in 2012 to RMB964 million (US$159 million) in 2013. This increase was primarily due to the increase in the headcount of our technology employees from 2,453 as of December 31, 2012 to 2,720 as of December 31, 2013, which involved hiring of additional senior and experienced technology employees, to execute our technology-related strategies of improving our technology platform.

  •
  General and administrative expenses.  Our general and administrative expenses increased by 19.0% from RMB640 million in 2012 to RMB760 million (US$126 million) in 2013. This increase was primarily due to an increase in headcount of general and administrative employees from 1,479 as of December 31, 2012 to 2,372 as of December 31, 2013. The increase was also due to an increase in share-based compensation expenses from RMB113 million in 2012 to RMB138 million (US$23 million) in 2013.

              Interest Income.    Our interest income increased from RMB176 million in 2012 to RMB344 million (US$57 million) in 2013. This increase was primarily due to the larger cash balance we held in 2013, which was attributable primarily to the proceeds from our issuance of ordinary shares in November 2012 and February 2013 as well as the increase in cash flow from operating activities.

              Others, net.    Others, net, increased from RMB60 million in 2012 to RMB193 million (US$32 million) in 2013. This increase was primarily due to our receipt of government financial incentives, which we recognize as income upon receipt. We receive government financial incentives from relevant government authorities from time to time, but the timing and amount of government financial incentives are within the sole discretion of the government authorities. The increase in others, net is also attributable to foreign exchange gains as well.

              Net Loss.    As a result of the foregoing, our net loss decreased by 97.1% from RMB1,729 million in 2012 to RMB50 million (US$8 million) in 2013.

    Years Ended December 31, 2012 and 2011

              Net Revenues.    Our total net revenues increased by 95.8% from RMB21,129 million in 2011 to RMB41,381 million in 2012, with large increases in both categories of net revenues. The percentage of total net revenues contributed by general merchandise products increased in 2012 as we continued to expand our general merchandise product selection, and the percentage contributed by services and others increased as our online marketplace continued to grow rapidly in its second full year of operation.

              The increase in our total net revenues was primarily due to the growth in our active customer accounts from 12.5 million in 2011 to 29.3 million in 2012 and the growth in the number of orders we fulfilled from approximately 65.9 million in 2011 to approximately 193.8 million in 2012. We increased the number of SKUs we offered from approximately 1.5 million as of December 31, 2011 to approximately 7.2 million as of December 31, 2012, including major increases in both SKUs that we offered directly and SKUs that were offered on our online marketplace.

              Operating Expenses.    Our total operating expenses increased by 92.3% from RMB22,533 million in 2011 to RMB43,332 million in 2012. This increase was due to increases in all of our operating expense line items.

  •
  Cost of revenues.  Our cost of revenues increased by 89.7% from RMB19,977 million in 2011 to RMB37,898 million in 2012. This increase reflects the increase in our volume of online direct sales. Our gross profit increased by 202% from RMB1,152 million in 2011 to RMB3,483 million in 2012. Our gross margin increased from 5.5% in 2011 to 8.4% in 2012, primarily due to the increase in net revenues from services and others and the increased profitability of products sold in our online direct sales business.

  •
  Fulfillment expenses.  Our fulfillment expenses increased by 102% from RMB1,515 million in 2011 to RMB3,061 million in 2012. This increase was primarily due to an increase in compensation costs relating to fulfillment expenses from RMB707 million in 2011 to RMB1,527 million in 2012, which was due in turn to higher average compensation expenses as well as the increase in the number of our fulfillment employees from 17,862 as of December 31, 2011 to 23,789 as of December 31, 2012. The increase in our fulfillment expenses was also attributable to an increase in shipping charges from contracted third-party couriers from RMB398 million in 2011 to RMB661 million in 2012 as our sales volume increased, even as our use of contracted third-party couriers has declined as a percentage of all orders fulfilled. Also contributing to this increase was an increase in the rental expenses for our warehouses from RMB122 million in 2011 to RMB281 million in 2012, which was primarily due to the increase in the aggregate gross floor area leased, as well as to increases in rental rates on leases that we renewed in 2012. The increase was also due to an increase in payment processing charges from RMB50 million in 2011 to RMB116 million in 2012 as our volume of sales increased.

  •
  Marketing expenses.  Our marketing expenses increased by 129% from RMB479 million in 2011 to RMB1,097 million in 2012. This increase was primarily due to an increase in our advertising expenditures, including offline and online advertising, from RMB428 million in 2011 to RMB1,016 million in 2012 as we continued to enhance our brand recognition and attract new purchases.

  •
  Technology and content expenses.  Our technology and content expenses increased by 165% from RMB240 million in 2011 to RMB636 million in 2012. This increase was primarily due to the increase in the headcount of our technology employees from 1,013 as of December 31, 2011 to 2,453 as of December 31, 2012 to execute our technology-related strategies of improving our technology platform.

  •
  General and administrative expenses.  Our general and administrative expenses increased by 98.5% from RMB322 million in 2011 to RMB640 million in 2012. This increase was primarily due to an increase in headcount of general and administrative employees from 1,096 as of December 31, 2011 to 1,479 as of December 31, 2012, and to an increase in compensation associated with our addition of new executives and mid-level management personnel. The increase was also due to a substantial increase in share-based compensation expenses from RMB26 million in 2011 to RMB113 million in 2012.

              Interest Income.    Our interest income increased from RMB56 million in 2011 to RMB176 million in 2012. This increase was primarily due to the larger cash balance we held in 2012, which was attributable primarily to the proceeds from our issuance of ordinary shares in June 2011, February 2012 and November 2012 as well as the increase in cash flow from operating activities.

              Others, net.    Others, net, decreased from RMB64 million in 2011 to RMB60 million in 2012.

              Net Loss.    As a result of the foregoing, our net loss increased by 34.7% from RMB1,284 million in 2011 to RMB1,729 million in 2012.

Selected Quarterly Results of Operations

              The following table sets forth our historical unaudited consolidated selected quarterly results of operations for the periods indicated.

	For the Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(in millions of RMB)
Net revenues
Online direct sales	7,804	9,501	10,850	12,180	13,322	16,895	17,461	19,340
Services and others	136	248	268	394	403	558	577	784

Total net revenues	7,940	9,749	11,118	12,574	13,725	17,453	18,038	20,124

Operating expenses(1)
Cost of revenues	(7,344)	(8,955)	(10,174)	(11,425)	(12,250)	(15,900)	(16,263)	(18,083)
Fulfillment	(613)	(735)	(836)	(877)	(845)	(979)	(1,034)	(1,251)
Marketing	(348)	(260)	(296)	(193)	(262)	(428)	(377)	(523)
Technology and content	(98)	(137)	(181)	(220)	(219)	(218)	(251)	(276)
General and administrative	(110)	(126)	(167)	(237)	(151)	(161)	(194)	(254)

Total operating expenses	(8,513)	(10,213)	(11,654)	(12,952)	(13,727)	(17,686)	(18,119)	(20,387)

Loss from operations	(573)	(464)	(536)	(378)	(2)	(233)	(81)	(263)

Other income/(expenses)
Interest income	37	37	50	52	40	97	85	122
Interest expense	—	—	(4)	(4)	(4)	(3)	—	(1)
Investment income	—	—	—	—	—	—	0	—
Other (expense)/income, net	8	18	6	28	(20)	113	71	29

(Loss)/income before tax	(528)	(409)	(484)	(302)	14	(26)	75	(113)

Income tax expense	—	—	(3)	(3)	(1)	(2)	(0)	3

Net (loss)/income	(528)	(409)	(487)	(305)	13	(28)	75	(110)

(1)
Share-based compensation expenses are allocated in operating expense items as follows:

	For the Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(in millions of RMB)
Fulfillment	(6)	(6)	(31)	(35)	(20)	(20)	(20)	(21)
Marketing	(1)	(1)	(3)	(4)	(2)	(2)	(2)	(3)
Technology and content	(0)	(0)	(12)	(13)	(8)	(8)	(9)	(8)
General and administrative	(3)	(3)	(53)	(54)	(35)	(32)	(33)	(38)

Total	(10)	(10)	(99)	(106)	(65)	(62)	(64)	(70)

              The following table sets forth our historical unaudited consolidated selected quarterly results of operations for the periods indicated, as a percentage of total net revenues.

	For the Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(as percentage of total net revenues)
Net revenues:
Online direct sales	98.3	97.5	97.6	96.9	97.0	96.8	96.8	96.1
Services and others	1.7	2.5	2.4	3.1	3.0	3.2	3.2	3.9

Total net revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Operating expenses(1)
Cost of revenues	(92.5)	(91.9)	(91.5)	(90.9)	(89.3)	(91.1)	(90.2)	(89.9)
Fulfillment	(7.7)	(7.5)	(7.5)	(7.0)	(6.2)	(5.6)	(5.7)	(6.2)
Marketing	(4.4)	(2.7)	(2.7)	(1.5)	(1.9)	(2.5)	(2.1)	(2.6)
Technology and content	(1.2)	(1.4)	(1.6)	(1.7)	(1.6)	(1.2)	(1.4)	(1.4)
General and administrative	(1.4)	(1.3)	(1.5)	(1.9)	(1.0)	(0.9)	(1.0)	(1.2)

Total operating expenses	(107.2)	(104.8)	(104.8)	(103.0)	(100.0)	(101.3)	(100.4)	(101.3)

Loss from operations	(7.2)	(4.8)	(4.8)	(3.0)	(0.0)	(1.3)	(0.4)	(1.3)

Other income/(expenses)
Interest income	0.5	0.4	0.3	0.4	0.3	0.6	0.5	0.6
Interest expense	—	—	(0.0)	(0.0)	(0.0)	(0.0)	—	(0.0)
Investment income	—	—	—	—	—	—	0.0	—
Other (expense)/income, net	0.1	0.2	0.1	0.2	(0.2)	0.5	0.3	0.2

(Loss)/income before tax	(6.6)	(4.2)	(4.4)	(2.4)	0.1	(0.2)	0.4	(0.5)

Income tax expense	—	—	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	0.0

Net (loss)/income	(6.6)	(4.2)	(4.4)	(2.4)	0.1	(0.2)	0.4	(0.5)

(1)
Share-based compensation expenses are allocated in operating expense items as follows:

	For the Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(as percentage of total net revenues)
Fulfillment	(0.1)	(0.1)	(0.3)	(0.3)	(0.2)	(0.1)	(0.1)	(0.1)
Marketing	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
Technology and content	(0.0)	(0.0)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.0)
General and administrative	(0.0)	(0.0)	(0.5)	(0.4)	(0.3)	(0.2)	(0.2)	(0.2)

Total	(0.1)	(0.1)	(0.9)	(0.8)	(0.6)	(0.4)	(0.4)	(0.3)

              We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. For example, we generally experience less user traffic and purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. E-commerce companies in China hold special promotional campaigns on November 11 each year that also tend to boost sales in the fourth quarter relative to other quarters, and we hold a special promotional campaign in the second quarter of each year, on June 18, to celebrate the anniversary of the founding of our e-commerce business. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but may increase further in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Liquidity and Capital Resources

    Cash Flows and Working Capital

              Our primary sources of liquidity have been proceeds from operating activities and issuances of ordinary and preferred shares. As of December 31, 2013, we had a total of RMB14.6 billion (US$2.4 billion) in cash and cash equivalents, restricted cash and short-term investments. This included RMB3.7 billion (US$603.8 million) in the United States, RMB1.0 billion (US$171.1 million), HK$6.4 million (US$0.8 million) and US$6.2 million in Hong Kong, and RMB9.9 billion (US$1.6 billion) and US$0.5 million in China. Our cash and cash equivalents generally consist of bank deposits and liquid investments with maturities of three months or less. As of December 31, 2013, we had one-year revolving lines of credit for an aggregate amount of RMB9.2 billion (US$1.5 billion) from several Chinese commercial banks. We had RMB1.9 billion (US$0.3 billion) outstanding under these revolving lines of credit as of December 31, 2013.

              We believe that our current cash and cash equivalents will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue debt or equity securities or obtain additional credit facilities.

              Our accounts payable include accounts payable to suppliers associated with our online direct sales business and those to third-party sellers on our online marketplace. As of December 31, 2011, 2012 and 2013, our accounts payable amounted to RMB3,636 million, RMB8,097 million and RMB11,019 million (US$1,820 million), respectively. These increases reflected a significant growth in our sales volumes and scale of operations for our online direct sales business and the related increase in products sourced from our suppliers, as well as the growth in the scale of operations of our online marketplace. Our accounts payable turnover days for our online direct sales business were 35.3 days in 2011, 42.1 days in 2012 and 38.6 days in 2013. Accounts payable turnover days for a given period is equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues during the period and multiplied by the number of days during the period.

              Our net inventories have increased significantly in recent periods, from RMB2,764 million as of December 31, 2011 to RMB4,754 million as of December 31, 2012 and RMB6,386 million (US$1,055 million) as of December 31, 2013. These increases reflected the additional inventory required to support our substantially expanded sales volumes. Our inventory turnover days were 34.6 days in 2011, 35.7 days in 2012 and 32.1 days in 2013. Inventory turnover days for a given period equal average inventory balances at the beginning and the end of the period divided by total cost of revenues during the period and then multiplied by the number of days during the period. Our inventory balances will fluctuate over time due to a number of factors, including expansion in our product selection and changes in our product mix. Our inventory balances typically increase when we prepare for special promotion events, such as the anniversary of the founding of our company on June 18 and China's new online shopping festival on November 11.

              Although we consolidate the results of our consolidated variable interest entities, we only have access to cash balances or future earnings of our consolidated variable interest entities through our contractual arrangements with them. See "Corporate History and Structure." For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see "—Holding Company Structure."

              As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to our consolidated variable interest entities only through entrusted loans. See "Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and consolidated variable interest entities or make additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business" and "Use of Proceeds."

              Renminbi may be converted into foreign exchange for current account items, including interest and trade- and service-related transactions. As a result, our PRC subsidiaries and our consolidated variable interest entities in China may purchase foreign exchange for the payment of license, content or other royalty fees and expenses to offshore licensors and content partners, for example.

              Our wholly foreign-owned subsidiaries may convert Renminbi amounts that they generated in their own business activities, including technical consulting and related service fees pursuant to their contracts with the consolidated variable interest entities, as well as dividends they receive from their own subsidiaries, into foreign exchange and pay them to their non-PRC parent companies in the form of dividends. However, current PRC regulations permit our wholly foreign-owned subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Each of our wholly foreign-owned subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years' accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches.

              The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(in millions)
Summary Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(86)	1,404	3,570	589
Net cash used in investing activities	(624)	(3,369)	(2,671)	(441)
Net cash provided by financing activities	6,237	2,854	2,795	462
Effect of exchange rate changes on cash and cash equivalents	(108)	(1)	(59)	(10)

Net increase in cash and cash equivalents	5,419	888	3,635	600
Cash and cash equivalents at beginning of year	870	6,289	7,177	1,186

Cash and cash equivalents at end of year	6,289	7,177	10,812	1,786

    Operating Activities

              Net cash provided by operating activities in 2013 was RMB3,570 million (US$589 million). In 2013, the principal items accounting for the difference between our net cash provided by operating activities and our net loss were an increase in accounts payable of RMB2,687 million (US$444 million), an increase in advance from customers of RMB1,159 million (US$191 million) and an increase in accrued expenses and other current liabilities of RMB929 million (US$153 million), partially offset by an increase in inventories of RMB1,632 million (US$270 million) and an increase in advance to suppliers of RMB660 million (US$109 million). The increase in our accounts payable was due to the growth of our business. The increase in our advance from customers was due to the increase in our sales of prepaid cards as well as the increase in advance from customers related to the sales on our online marketplace, since third-party sellers tend to take longer to complete deliveries to the extent that they do not use our fulfillment services. The increase in our accrued expenses and other current liabilities was primarily due to the growth in payroll and related accruals primarily associated with the increase in our headcount as well as the growth in our online marketplace business which resulted in the increase of vendor deposits. The increase in our inventories was due to the growth of our business. The increase in advance to suppliers was due to increased advance payments made to our suppliers in order to secure steady supply of products during the Chinese New Year season, which was close to the 2013 year end.

              Net cash provided by operating activities in 2012 was RMB1,404 million. In the year ended December 31, 2012, the principal items accounting for the difference between our net cash provided by operating activities and our net loss were an increase in accounts payable of RMB4,156 million, an increase in accrued expenses and other current liabilities of RMB754 million and an increase in advance from customers of RMB604 million, partially offset by an increase in inventories of RMB1,990 million and an increase in restricted cash of RMB628 million. The increase in our accounts payable was due to the growth of our business and the resulting increase in our ability to negotiate more favorable payment terms from suppliers. The increase in our accrued expenses and other current liabilities was primarily due to the growth in payroll and related accruals primarily associated with the increase in our headcount as well as the growth in our online marketplace business which resulted in the increase of vendor deposits. The increase in our advance from customers was due to the increase in our sales of prepaid cards as well as the increase in advance from customers related to the sales on our online marketplace, since third-party sellers tend to take longer to complete deliveries to the extent that they do not use our fulfillment services. The increase in our inventories was due to the growth of our business. The increase in our restricted cash was due to the increase in secured deposits held in designated bank accounts associated with our increased use of bank acceptance.

              Net cash used in operating activities in 2011 was RMB86 million. In the year ended December 31, 2011, the principal items accounting for the difference between our net cash used in operating activities and our net loss were an increase in accounts payable of RMB2,420 million and an increase in accrued expenses and other current liabilities of RMB412 million, partially offset by an increase in inventories of RMB1,685 million. The increase in our accounts payable was due to the growth of our business. The increase in our accrued expenses and other current liabilities was primarily due to the growth in payroll and related accruals primarily associated with the increase in our headcount as well as the growth in our online marketplace business which resulted in the increase of vendor deposits. The increase in our inventories was due to the growth of our business and our expansion into certain general merchandise product categories with lower inventory turnover rates.

    Investing Activities

              Net cash used in investing activities in 2013 was RMB2,671 million (US$441 million), consisting primarily of the purchase of short-term investments, largely offset by the maturity of short-term investments, as well as cash paid for construction in progress on our new warehouses and office building, purchases of property, equipment and software and deposit for capital verification associated with capital contributions to our entities in China.

              Net cash used in investing activities in 2012 was RMB3,369 million, consisting primarily of our purchases of short term investments along with purchases of property, equipment and software and purchases of land use rights, partially offset by maturity of short-term investments.

              Net cash used in investing activities in 2011 was RMB624 million, consisting primarily of our purchases of property, equipment and software, our prepayment for the purchase of an office building in Suqian, Jiangsu Province, to be used for our national customer service center, and our purchase of land use rights for the expansion of our fulfillment infrastructure and office facilities.

    Financing Activities

              Net cash provided by financing activities in 2013 was RMB2,795 million (US$462 million), consisting of proceeds from the issuance of ordinary shares and proceeds from short-term borrowings, partially offset by the repayment of short-term bank loan.

              Net cash provided by financing activities in 2012 was RMB2,854 million, consisting primarily of the proceeds from the issuance of ordinary shares as well as short-term bank loans and proceeds from the exercise of warrants.

              Net cash provided by financing activities in 2011 was RMB6,237 million, consisting primarily of the proceeds from the issuance of ordinary shares. See "Description of Share Capital—History of Securities Issuances."

Capital Expenditures

              We made capital expenditures of RMB623 million, RMB1,148 million and RMB1,292 million (US$213 million) in 2011, 2012 and 2013, respectively. In the past three years, our capital expenditures mainly included our payment for the purchase of land use rights for premises on which we plan to construct warehouses and office buildings, our prepayment for the purchase of an office building, our payment for construction in progress, and our payment for the purchase of property, equipment and software and other intangible assets. Our capital expenditures for 2014 are expected to be between RMB4.3 billion and RMB5.3 billion (US$0.7 billion and US$0.9 billion), approximately RMB2.0 billion (US$330 million) of which we expect to fund from the proceeds of this offering and the remainder from cash on hand. Our planned capital expenditures for 2014 will consist primarily of expenditures related to the expansion of our fulfillment infrastructure as well as our new office buildings. Our capital expenditures will continue to be significant in the foreseeable future as we expand and improve our fulfillment infrastructure and technology platform to meet the needs of our anticipated growth.

Contractual Obligations

              The following table sets forth our contractual obligations as of December 31, 2013:

		Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB thousands)
Rental expenses	763,596	422,648	264,028	47,914	29,006
Bandwidth leasing	98,365	93,658	4,707	—	—
Construction	911,812	697,221	214,591	—	—

Total	1,773,773	1,213,527	483,326	47,914	29,006

              In connection with our recent transactions with Tencent, we have agreed to pay Tencent RMB631 million (US$104 million) in cash during 2014, subject to substantial completion of the post-closing covenants by Tencent and its affiliates.

              Our operating lease obligations relate to our leases of offices and fulfillment centers and our lease of bandwidth and data centers.

              In addition to operating lease obligations, we had capital commitments contracted in an aggregate amount of RMB912 million as of December 31, 2013. These capital commitments primarily relate to commitments on construction of office buildings and warehouses, and are to be paid in the following years according to the construction progress.

Holding Company Structure

              JD.com, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated variable interest entities in China. As a result, JD.com, Inc.'s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of the other PRC subsidiaries and our consolidated variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2013, the amount restricted, including paid-in capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB12,263 million (US$2,026 million). Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Off-Balance Sheet Commitments and Arrangements

              We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Inflation

              Inflation in China has not affected our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2011, 2012 and 2013 were increases of 4.1%, 2.5% and 2.5%, respectively. Although we have not been affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosure about Market Risk

    Foreign Exchange Risk

              All of our revenues and substantially all of our expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

              The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

              To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

              As of December 31, 2013, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB14.6 billion, and U.S. dollar-denominated cash balances of US$6.7 million. Assuming we had converted RMB14.6 billion into U.S. dollars at the exchange rate of RMB6.0537 for US$1.00 as of December 31, 2013, our U.S. dollar cash balance would have been US$2.4 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$2.2 billion instead. Our U.S. dollar-denominated cash balance was too small to affect our cash and cash equivalents when expressed in RMB terms.

    Interest Rate Risk

              Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Critical Accounting Policies, Judgements and Estimates

              An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

              We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

              The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

    Consolidation of Affiliated Entities

              Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide internet content distribution services.

              To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiary, Jingdong Century, our affiliated PRC entities, Jingdong 360 and Jiangsu Yuanzhou and their shareholders. As a result of these contractual arrangements, we have the ability to direct the activities of Jingdong 360 and Jiangsu Yuanzhou that most significantly impact their economic performance, and to obtain a majority of the residual returns of Jingdong 360 and Jiangsu Yuanzhou. We are considered the primary beneficiary of these entities, and accordingly these entities are our variable interest entities under U.S. GAAP and we consolidate the results in our consolidated financial statements. Any changes in PRC laws and regulations that affect our ability to control these entities might preclude us from consolidating these entities in the future.

    Advertising Revenue

              We provide advertising placements for a specified period of time on our various website channels and in various formats, including but not limited to banners, links, logos, buttons, and content integration. We recognize advertising revenues ratably over the period during which the advertising services are provided. Advertising arrangements involving multiple deliverables are allocated into single-element arrangements based on their relative selling price in the absence of vendor specific objective evidence and third-party evidence, and the related revenue is recognized over the period during which the element is provided. Significant assumptions and estimates have been made in estimating the relative selling price of each single-element, and changes in judgments on these assumptions and estimates could materially impact the timing of advertising revenue recognition. We did not enter into material advertising-for-advertising barter transactions, or any other types of barter transactions.

    Rebates and Subsidies

              We periodically receive consideration from certain suppliers, representing rebates for products sold and subsidies for the sales of the suppliers' products over a period of time. The rebates are not sufficiently separable from our purchase of the suppliers' products and they do not represent a reimbursement of costs incurred by us to sell vendors' products. We account for the rebates received from our suppliers as a reduction to the price we pay for the products purchased and therefore we record such amounts as a reduction of cost of revenues when recognized in our consolidated financial statements. Rebates are earned based on reaching minimum purchase thresholds for a specified period. When volume rebates can be reasonably estimated based on our past experiences and current forecasts, a portion of the rebate is recognized as we make progress towards the purchase threshold. Subsidies are calculated based on the volume of products sold through us and are recorded as a reduction of cost of revenues when the sales have been completed and the amount is determinable.

    Inventories

              Inventories are primarily accounted for using the weighted average cost method and are valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category. These assumptions about future disposition of inventory are inherently uncertain and changes in our estimates and assumptions may cause us to realize material write-downs in the future. As a measure of sensitivity, for every 1% of additional inventory valuation allowance as of December 31, 2013, we would have recorded an additional cost of sales of approximately RMB63.9 million.

    Goodwill

              We evaluate goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. Our annual testing date is December 31. We test goodwill for impairment by first comparing the book value of net assets to the fair value of the reporting units. If the fair value is determined to be less than the book value or qualitative factors indicate that it is more likely than not that goodwill is impaired, a second step is performed to compute the amount of impairment as the difference between the estimated fair value of goodwill and the carrying value. We estimate the fair value of the reporting units using discounted cash flows. Forecasts of future cash flows are based on our best estimate of future net sales and operating expenses, based primarily on expected category expansion, pricing, market segment share, and general economic conditions. Certain estimates of discounted cash flows involve businesses with limited financial history and developing revenue models. Changes in these forecasts could significantly change the amount of impairment recorded, if any.

              During the years ended December 31, 2011, 2012 and 2013, management monitored the actual performance of the business relative to the fair value assumptions used during our annual goodwill impairment test, no triggering events were identified that required an update to our annual impairment test. As a measure of sensitivity, a 10% decrease in the fair value of our reporting units as of December 31, 2013 would have had no impact on the carrying value of our goodwill.

    Share-Based Compensation

Non-vested ordinary shares and restricted share units

              The following table sets forth information regarding the non-vested ordinary shares and restricted share units granted to eligible employees and non-employee consultants:

Grant Date	Number of Shares Granted	Fair Value Per Share (US$)	Type of Valuation
May 15, 2011	6,878,360	3.42	Retrospective
July 15, 2012	32,629,911	3.67	Retrospective
December 15, 2012	1,335,500	3.70	Retrospective
February 2, 2013	600,000	3.70	Retrospective
December 20, 2013	14,583,405	3.96	Contemporaneous
March 11, 2014	93,780,970	6.30	Contemporaneous

              The fair value of the non-vested ordinary shares and restricted share units were assessed using the income approach / discounted cash flow method, with a discount for lack of marketability given that the shares underlying the award were not publicly traded at the time of grant, and was determined partly in reliance on a valuation prepared by an independent valuation firm using our estimates and assumptions. This assessment required complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time the grants were made.

Share Options

              The following table sets forth information regarding the share options granted to eligible employees:

Grant or Exchange(1) dates	Number of Share Options Granted or Exchanged	Exercise Price	Fair Value of the Options as of the Grant Date	Fair Value of the Underlying Ordinary Shares as of the Grant or Exchange Date	Intrinsic Value as of the Grant Date
		US$	US$	US$	US$
December 20-27, 2013	26,912,328	3.96	1.73~2.01	3.96	—

(1)
In December 2013, certain of our employees elected to exchange an aggregate of 7,954,526 restricted share units which had been previously granted to them for options to purchase an aggregate of 23,863,578 ordinary shares.

              Management is responsible for determining the fair value of options granted to employees and considered a number of factors including valuations.

              In determining the fair value of our stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant dates in 2013 were as follows. Changes in these assumptions could significantly affect the fair value of stock options and hence the amount of compensation expenses we recognize in our consolidated financial statements.

              Our share-based compensation expense is measured at the fair value of the awards as calculated under the Binomial option-pricing model. Assumptions used in the Binomial Model are presented below:

2013
Expected volatility(1)	47%~50%
Risk-free interest rate (per annum)(2)	1.83%~2.91%
Exercise multiples(3)	2.8
Expected dividend yield(4)	—
Expected term (in years)(5)	7.4~10.0

(1)
We estimate expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.

(2)
We estimate risk-free interest rate based on the yield to maturity of U.S. treasury bonds with a maturity similar to the expected expiry of the term.

(3)
The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data.

(4)
We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

(5)
Expected term is the contract life of the option.

              The assumptions used in share-based compensation expense recognition represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. If factors change or different assumptions are used, the share-based compensation expense could be materially different for any period. Moreover, the estimates of fair value are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us for accounting purposes.

    Fair Value of Our Ordinary Shares

              We are a private company with no quoted market prices for our ordinary shares. We have therefore needed to make estimates of the fair value of our ordinary shares at various dates for the following purposes:

  •
  determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any; and

  •
  determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees or non-employees as one of the inputs into determining the grant date fair value of the award.

              The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm:

Date	Equity Value	Fair Value per Share	DLOM	Discount Rate	Type of Valuation
	(US$ thousands)	(US$)
May 15, 2011	5,470,769	3.42	20%	19%	Retrospective
July 15, 2012	6,822,739	3.67	20%	19%	Retrospective
December 15, 2012	7,117,524	3.70	20%	19%	Retrospective
February 2, 2013	7,552,785	3.70	15%	19%	Retrospective
December 20, 2013	8,030,000	3.96	10%	19%	Contemporaneous
March 11, 2014	15,721,000	6.30	10%	17.5%	Contemporaneous

              In determining the fair value of our ordinary shares in 2011, 2012 and February 2013, we relied in part on a valuation report retrospectively prepared by an independent valuation firm based on data we provided. The valuation report provided us with guidelines in determining the fair value, but the determination was made by our management. We obtained a retrospective valuation instead of a contemporaneous valuation by an unrelated valuation specialist because, prior to December 2013, our financial and limited human resources were principally focused on our business development efforts. We applied the income approach/discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

              The major assumptions used in calculating the fair value of ordinary shares include:

              Discount rates.    The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

              Comparable companies.    In deriving the weighted average cost of capital used as the discount rates under the income approach, seven publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the e-commerce industry and (ii) their shares are publicly traded in developed capital markets, including the United States, the UK and Japan.

              Discount for lack of marketability, or DLOM.    DLOM was quantified by the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event (such as an IPO) and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

              The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from May 2011 to March 2014. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

              The option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation." The method treats common stock and preferred stock as call options on the enterprise's value, with exercise prices based on the liquidation preference of the preferred stock.

              The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 44.0% to 48.8% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

              The fair value of our ordinary shares increased from US$3.42 as of May 15, 2011 to US$3.67 as of July 15, 2012. The increase in fair value of our ordinary shares was attributable to organic growth of our business.

              The fair value of our ordinary shares increased slightly from July 15, 2012 to February 2, 2013. DLOM decreased from 20% to 15% during the same period, primarily due to our expectations for the timing of our initial public offering and the improved capital market sentiment in the United States.

The effect of the decrease in DLOM was offset by our lower estimate of revenues because of the slowdown of China economic growth rate.

              The fair value of our ordinary shares increased from US$3.70 as of February 2, 2013 to US$3.96 as of December 20, 2013. The increase in fair value of our ordinary shares was primarily attributable to both the organic growth of our business and the decrease of DLOM from 15% to 10%. The decrease of DLOM was primarily due to our expectations for the timing of our initial public offering and the improved capital market sentiment in the United States.

              The fair value of our ordinary shares increased from US$3.96 as of December 20, 2013 to US$6.30 as of March 11, 2014. We believe the increase in the fair value of our ordinary shares was primarily attributable to the fact that on March 10, 2014, we entered into a strategic cooperation agreement with Tencent and a series of agreements to acquire the Paipai and QQ Wanggou marketplace businesses, equity interests in Shanghai Icson and other intangible assets. We believe that this transaction will further extend our presence in the China e-commerce market and create synergies through economies of scales. In view of the above, we adjusted our financial forecast to reflect the expected economic benefits and synergistic of this transaction. We also lowered the discount rate from 19.0% as of December 20, 2013 to 17.5% as of March 11, 2014 due to the increase in the size of our business and the reduction in perceived uncertainties associated with our business plan.

    Income Taxes

              Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in our consolidated financial statements in the period of change.

              In accordance with the provisions of ASC 740, we recognize in our financial statements the benefit of a tax position if the tax position is "more likely than not" to prevail based on the facts and technical merits of the position. Tax positions that meet the "more likely than not" recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2011, 2012 and 2013, we did not have any significant unrecognized uncertain tax positions.

Recent Accounting Pronouncements

              In July 2012, the FASB issued revised guidance on "Testing Indefinite-Lived Intangible Assets for Impairment." The revised guidance provides an entity the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform a quantitative impairment test by comparing the fair value with the carrying amount in accordance with U.S.GAAP. The revised guidance is effective for us for annual and interim impairment tests performed for the fiscal year beginning on January 1, 2013. This amendment will not have a material effect on our financial position, results of operations or liquidity.

              In February 2013, the FASB issued revised guidance on "Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." The revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The revised guidance is effective prospectively for us for the reporting periods beginning on January 1, 2013. The revised guidance will not have a material effect on our financial position, results of operations or liquidity.

              In July 2013, the FASB issued ASU 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists", which is an update to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, except for when a net operating loss carryforward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carry forward. The guidance is effective for fiscal years beginning after December 15, 2013 and for interim periods within that fiscal year. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial statements.

INDUSTRY

China's Retail Industry

              China's retail industry is characterized by rapid growth and high fragmentation, as described below.

Rapid Growth

              China's retail industry has experienced substantial growth as a result of rising disposable income and increasing urbanization. According to the National Bureau of Statistics of China, the annual per capita disposable income of urban households in China grew from RMB15,781 in 2008 to RMB24,565 (US$4,058) in 2012, representing a CAGR of 11.7%.

              During the same period, total retail sales in China grew from RMB6.2 trillion to RMB9.8 trillion (US$1.6 trillion) according to Euromonitor International, representing a CAGR of 12.2%, whereas retail sales only grew at a CAGR of 1.5% in the United States during the same period. The strong growth of retail sales in China is expected to continue and retail sales are projected to reach RMB13.6 trillion (US$2.2 trillion) in 2015, representing a CAGR of 11.5% from 2012, according to Euromonitor International.

              According to the World Bank research report "China 2030", China is undergoing structural transitions characterized by a higher share of consumption and service in the economy and a lower share of exports, savings and investment. Consumption as a percentage of GDP is expected to increase from 56% during the period 2011-2015 to 66% during the period 2026-2030 with a corresponding decline in investment as a percentage of GDP. Retail sales are expected to continue growing rapidly.

High Fragmentation

              China's large size and population and differences in consumer behavior and purchasing power across the country have made it a highly complex and diverse retail market. Modern retail formats, including hypermarkets, department stores, specialty retailers and convenience stores, have emerged and become the mainstream distribution channels in more developed cities. However, traditional retail remains the dominant retail channel in less developed areas, and companies must work with a huge number of small, independent outlets through a network of third-party agents, distributors and local wholesalers to reach consumers in those areas, which can be difficult to manage. Such a retail environment presents significant challenges for retailers to scale up and expand nationwide.

              As a result, China's retail industry is highly fragmented, with the top 20 retailers in aggregate only accounting for approximately 10% of the total market share in 2012, according to Euromonitor International. In contrast, the equivalent figure in the United States is around 40%, according to the same source. The inability of large offline retailers to gain significant nationwide market share, together with the expected growth of retail sales in China, presents an opportunity to online retail companies.

China's Online Retail Market

Market Overview

              According to iResearch, China's online retail market size measured by transaction volume was RMB1,320 billion in 2012 and is expected to reach RMB3,790 billion (US$626 billion) in 2016, representing a CAGR of 30.2%, a growth rate significantly faster than that of the overall retail market. China's online retail market transaction volume is also expected to have surpassed that of the United States in 2013. Despite the huge size of the market, China's online retail penetration of internet users was only 45.5% in 2012, still much lower than the corresponding figure of 71.6% for the United States. iResearch expects that China's online retail penetration could further increase to 58.2% by 2016.

Market Trends

              Growing internet use among mainstream consumers.    The profile of Chinese internet users has been evolving as the demographic becomes both older and wealthier. According to the China Internet Network Information Center, or CNNIC, internet users above the age of 30 increased from 27.9% in 2006 to 43.0% in 2013 of the total online population, while those with an average monthly income above RMB3,000 increased from 13.9% in 2006 to 28.6% in 2013.

              Growing consumer focus on product quality.    Product quality has become increasingly important to online shoppers in making their purchase decisions. According to a study of Chinese online shoppers conducted by iResearch in 2012, 33% of online shoppers indicated product quality as the top factor considered when shopping online, while only 19% of online shoppers indicated cheaper prices as the top factor considered.

              Significant investment into logistics system.    China's logistics infrastructure lags behind that found in more developed markets. The quality of customer service from third-party service providers is inconsistent, in particular when seasonal spikes in demand put extra pressure on the logistics infrastructure, such as immediately following the annual November 11 online shopping spree. Because online retailers risk being held responsible by customers for failures in delivery service, major Chinese e-commerce players have been investing in building their own logistics networks to ensure a consistent customer experience from ordering all the way through delivery.

              Rise of mobile shopping.    With the rapid adoption of smartphones and tablets, as well as the development of 3G and 4G networks and wifi services, mobile shopping has become an increasingly important driver for online retail in China. Mobile shopping increases the time people spend on online shopping by allowing them to shop anytime anywhere. Mobile shoppers generally make purchases through applications they download to their mobile devices, which increases customer stickiness, facilitates targeted marketing and also enables push features, all of which tend to reduce marketing costs. According to iResearch, mobile shopping transaction value in China reached RMB169.6 billion (US$28.0 billion) in 2013, an increase of 169% over 2012. Mobile shopping penetration is expected to grow from 9.2% in 2013 to 20.5% by 2016, according to iResearch.

              Increasing variety of payment options.    Payment-on-delivery remains a common payment method for Chinese shoppers when they purchase goods online. As debit and credit cards become increasingly common, online retail companies have started to include debit and credit cards in their payment-on-delivery options by using mobile POS machines. Online retail companies also offer diversified online payment options.

              Further penetration into smaller cities.    While coastal provinces such as Guangdong, Jiangsu and Zhejiang rank at the top in terms of online retail order volume, less affluent inland provinces demonstrated faster growth. Ningxia, Qinghai and Guizhou are the top three provinces in terms of online retail order growth in 2012, according to iResearch. Urban disposable income is rising more rapidly in inland provinces than in coastal ones, according to the National Bureau of Statistics, but physical retail access is less developed, which limits offline retail product selection. As more convenient payment solutions and more developed logistics systems increasingly extend beyond large and developed cities, it is expected that demand for online retail from consumers in the smaller and less developed cities of inland provinces will be strong in the future.

Fulfillment Challenges

              Despite the rapid growth of the online retail market, fulfillment remains a challenge for online retailers attempting to reach more consumers in more areas while maintaining or improving the quality and efficiency of their service offerings. The fulfillment infrastructure in China is underdeveloped, in terms of both warehousing and logistics facilities and last-mile delivery services.

              Facilities.    The substantial growth of China's retail industry, particularly the online retail market, has generated significant demand for warehousing and logistics facilities. However, modern facilities that meet the requirements of modern logistics operations for guaranteed storage safety, optimal and flexible space utilization and high operational efficiency are still in short supply. A handful of large cities, such as Shanghai, Beijing, Guangzhou, Shenzhen and Tianjin, are home to a large portion of the modern facilities. In other cities, warehousing is predominately traditional wholesale warehouse space. According to CB Richard Ellis, an international commercial real estate services company, China's total gross floor area of good-quality warehouse stock was approximately 550 million square meters as of 2010, as compared to total gross floor area of good-quality warehouse stock of 1,600 million square meters in the United States. In addition, CB Richard Ellis estimates that the total stock of modern logistics facilities is only approximately 5.8 million square meters in China in 2010, a figure that is disproportionately low for a nation of 1.3 billion people.

              Last-mile delivery.    Historically, China's courier service industry has mainly served business-to-business delivery needs, and the state-owned postal service has been the major last-mile delivery option for deliveries to consumers. With the rise of the online retail market, more consumer-oriented courier service players have emerged and grown rapidly. However, few of them are able to offer the breadth of services demanded by online retail companies at a reasonable price with extensive geographical coverage. Thus far in China, large delivery networks have typically expanded their coverage through franchising or subcontracting models, usually without many value-added services. On the other hand, regionally focused players who offer value-added services do not have a nationwide network and are not able to provide customized delivery service. The relative scarcity of large-scale, high-quality courier service providers often means problems for online retail companies, including late deliveries, damaged and lost parcels, slow remittance of cash, poor return procedures, and limited special service offerings such as payment-on-delivery, installation or (in the case of apparel) product try-on.

Online Retail Business Models in China

              Online direct sales and online marketplace are the two major online retail business models in China.

              Under the online direct sales business model, a company procures and manages its own inventories, sells products directly to consumers online, and provides delivery and after-sales services. Online direct sales companies generate revenues from the sale of products and incur the cost of procuring the products they sell.

              Online marketplaces are platforms that facilitate transactions between merchants and consumers and collect commission fees from sellers. Some also provide fulfillment, delivery and other value-added services for merchants for an additional fee. A marketplace can either be operated by an independent third party or by a company that also has its own online direct sales business.

              China's online retail market was originally dominated by online marketplaces, particularly independent online marketplaces. By aggregating significant numbers of small and mid-sized merchants, online marketplaces offer a diversified merchandise selection that appeal to consumers. However, as consumers shop online more frequently, they have become more sophisticated and increasingly demand better quality and service. E-commerce companies operating under the online direct sales model, with strictly managed procurement and fulfillment services and offering consumers a reliable source for authentic products, have also been successful in the past several years, particularly as customers increasingly value product authenticity and better service. Meanwhile, large online direct sales companies have also started establishing their own online marketplaces for third-party sellers, increasing product offerings, monetizing online traffic and leveraging their fulfillment capabilities.

              We see growth potential in both business models going forward. We believe that what differentiates a successful player in China's online retail market is the value that it can provide to consumers, at the core of which, we believe, are product, price and service.

BUSINESS

Overview

              We are the largest online direct sales company in China in terms of transaction volume in 2013, with a market share in China of 46.5%, according to iResearch. Our GMV increased from RMB32.7 billion in 2011 to RMB73.3 billion in 2012 and RMB125.5 billion (US$20.7 billion) in 2013.

              We believe we provide consumers an enjoyable online retail experience. Through our content-rich and user-friendly website www.jd.com and mobile applications, we offer a wide selection of authentic products at competitive prices which are delivered in a speedy and reliable manner. We also offer convenient online and in-person payment options and comprehensive customer services. In order to have better control over fulfillment and to ensure customer satisfaction, we have built our own nationwide fulfillment infrastructure and last-mile delivery network, staffed by our own employees, which supports both our online direct sales and our online marketplace businesses. We have established strong relationships with our suppliers as we develop our online direct sales business. Leveraging our strengths, we launched our online marketplace business in 2010, which has allowed us to significantly expand our selection of products and services.

              As a result of our superior customer experience, our business has grown rapidly. The number of products we offer through online direct sales and marketplace has grown from approximately 1.5 million SKUs as of December 31, 2011 to approximately 7.2 million SKUs as of December 31, 2012 to approximately 25.7 million as of December 31, 2013 and further to approximately 31.3 million as of February 28, 2014. Electronic products and home appliances accounted for 80.1%, 65.3% and 63.6% of our total GMV in 2011, 2012 and 2013, respectively, and general merchandise and others for 19.9%, 34.7% and 36.4%.

              We foster an interactive user community that discusses, rates and reviews our products and services. We believe we have the largest online product review database of any online direct sales company in China with approximately 284 million product reviews generated by our customers to date. We had 12.5 million, 29.3 million and 47.4 million active customer accounts and fulfilled approximately 65.9 million, 193.8 million and 323.3 million orders in 2011, 2012 and 2013, respectively.

              Timely and reliable fulfillment is critical to the success of an online retail business. Given the underdevelopment of third-party fulfillment services in China in terms of both warehousing and logistics facilities and last-mile delivery services, we made a strategic decision in 2007 to build and operate our own nationwide fulfillment infrastructure. We believe we have the largest fulfillment infrastructure of any e-commerce company in China. We operated 82 warehouses with an aggregate gross floor area of over 1.3 million square meters in 34 cities and 1,485 delivery stations and 212 pickup stations in 476 cities across China, staffed by 20,785 delivery personnel, 8,828 warehouse staff and 4,874 customer service personnel, as of February 28, 2014. Leveraging this nationwide fulfillment infrastructure, we deliver a majority of the orders directly to customers ourselves, over 70% of which were delivered on the day the order was placed or the day after. As of February 28, 2014, we provided same-day delivery in 40 cities under our 211 program and next-day delivery in another 248 cities across China.

              We are a technology-driven company and have invested heavily in developing our own highly scalable proprietary technology platform that supports our rapid growth and enables us to provide value-added technology services. Our technology platform currently has the capacity to process up to 30 million orders per day and record the status of 1.5 billion SKUs. In addition, our sophisticated business intelligence system enables us to refine our merchandise sourcing strategy to manage our inventory turnover and control costs and to leverage our large customer database to create customized product recommendations and cost-effective and targeted advertising.

              We introduced an online marketplace to leverage our brand recognition, large and growing customer base, extensive transaction data, fulfillment infrastructure and proprietary technology platform. Our online marketplace allows us to provide customers a much greater selection of products. As of February 28, 2014, our online marketplace accounted for approximately 29.0 million of the approximately 31.3 million SKUs offered on our website. Our online direct sales and marketplace businesses together made us the second largest B2C e-commerce company in China, with an 18.3% market share based on transaction volume in 2013, according to iResearch. We attract and select third-party sellers to offer authentic products to our customers through our online marketplace. We monitor third-party sellers' performance and activities on our online marketplace closely to ensure that they meet our requirements for authentic products and high-quality customer service. In addition to basic transaction processing and billing services, we offer third-party sellers a suite of value-added fulfillment and other services.

              Our business has grown substantially in recent years. Our total net revenues increased from RMB21.1 billion in 2011 to RMB41.4 billion in 2012 and RMB69.3 billion (US$11.5 billion) in 2013. We had net losses of RMB1.3 billion, RMB1.7 billion and RMB0.05 billion (US$8 million) in 2011, 2012 and 2013, respectively.

Core Philosophy

              Our core philosophy to put customers always as our top priority can be illustrated by the following:

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  Our team is the foundation of our company. We have built a strong and dedicated team and made significant efforts in hiring, training and retaining our workforce.

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  To support our anticipated growth, we have developed a platform of comprehensive IT, logistics and financial systems to manage our flow of products, services, information and finances.

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  Our data-driven management employs an array of key performance indicators to minimize costs and maximize efficiency in our operations.

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  As a result, we are able to offer a broad selection of authentic products at competitive prices with comprehensive services. We strive to create a compelling online shopping experience that generates customer loyalty.

Competitive Strengths

              We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

China's Largest Online Direct Sales Company

              We are the largest online direct sales company in China in terms of transaction volume in 2013, with a market share in China of 46.5%, according to iResearch. We offered a total of approximately 31.3 million SKUs as of February 28, 2014. We had 12.5 million, 29.3 million and 47.4 million active customer accounts and fulfilled approximately 65.9 million, 193.8 million and 323.3 million orders in 2011, 2012 and 2013, respectively. Our GMV increased from RMB32.7 billion in 2011 to RMB73.3 billion in 2012 and RMB125.5 billion (US$20.7 billion) in 2013.

              We believe that scale and market leading position are critical to success in the online retail market in China and can provide important competitive advantages to us. Our scale allows us to offer a wide selection of authentic products at competitive prices, secure favorable terms from our suppliers and attract more third-party sellers to our online marketplace. The resulting customer base and order volume have enabled us to create a large and growing customer database that we can leverage to improve our inventory management, merchandising strategy and targeted marketing efforts. Through access to certain of Tencent's e-commerce and mobile users through our recent strategic cooperation agreement, we believe this further expands our customer reach, which in turn further enhances our targeted marketing efforts. Our in-depth knowledge of customer behavior and preferences has in turn helped us to expand into new product categories and introduce new products successfully. Our growing customer base has also generated a large volume of customer ratings, product reviews and comments that helps drive orders, increase customer stickiness and improve our merchandising. We believe we have the largest online product review database of any online direct sales company in China with approximately 284 million product reviews generated by our customers to date. Furthermore, as we reach a critical mass of customers and orders, it becomes more cost efficient for us to rely primarily on our own fulfillment infrastructure.

Our Superior Customer Experience

              Customers are our top priority. We believe that product, price and service are fundamental to a compelling online shopping experience. To this end, we offer a wide selection of authentic goods at competitive prices. Our slogan is " " (selection, speed, quality, value). Our www.jd.com website and mobile applications contain comprehensive product information and reviews and helpful recommendations, and we have fostered an active customer community by encouraging our customers to rate and review products and interact with each other on our discussion boards. By directly operating our own last-mile delivery network covering the majority of our customers, we are able to provide speedy and reliable delivery, convenient in-person payment options and comprehensive after-sales services, thereby maintaining greater control over customer experience. We have a growing and loyal active customer base. Over the years, our customers have shown loyalty to us through their increased activity levels. For example, those customer accounts that were active in 2008 increased their average number of purchases each year thereafter, from approximately 3.7 in 2008 to 4.4 in 2009, 6.2 in 2010, 10.7 in 2011, 14.9 in 2012 and 16.6 in 2013.

Our Own Nationwide Fulfillment Infrastructure

              We believe we have the largest fulfillment infrastructure among all e-commerce companies in China, including 82 warehouses with an aggregate gross floor area of over 1.3 million square meters in 34 cities, plus 1,485 delivery stations and 212 pickup stations with a total of 20,785 delivery personnel in 476 cities across China, as of February 28, 2014. We made a strategic decision to set up and operate our own nationwide fulfillment infrastructure to ensure timely and reliable delivery to our customers and maintain greater control over customer experience. With the expected addition of approximately 2,000 delivery staff from Tencent, our nationwide fulfillment coverage will be further enhanced. We believe that this allows us to address the underdevelopment of third-party fulfillment services in China in terms of both warehousing and logistics facilities and last-mile delivery services. Our nationwide fulfillment infrastructure currently allows us to provide same-day delivery in 40 cities under our 211 program and next-day delivery in another 248 cities across China as of February 28, 2014.

              We have built our own delivery network to cover those areas where we have a critical mass of customers and sufficient orders to justify the expenditures required, and we expect this will help us reduce our fulfillment expenses over time as our order volume and order density in those areas increase. Operating our own fulfillment infrastructure also allows us to continue fulfilling orders during peak holiday seasons. Besides serving our online direct sales business, our fulfillment infrastructure also supports the growth of our online marketplace. We offer complete fulfillment support and services to our third-party sellers, which adds significant value to them and encourages them to integrate their operations more closely with ours. We believe that this provides a strong inducement for third-party sellers to remain on our platform and clearly differentiates us from our competitors.

Our Strong Merchandise Sourcing Capabilities

              We have established an extensive network of suppliers and third-party sellers for our business. As we have grown rapidly and expanded our product categories and product selection aggressively, we have substantially increased the number of suppliers for our online direct sales from approximately 2,700 as of December 31, 2011 to 4,600 as of December 31, 2012 and further to 6,000 as of December 31, 2013. Our online marketplace has also attracted a large number of third-party sellers since its launch in October 2010. The third-party sellers on our online marketplace have increased from approximately 2,300 as of December 31, 2011 to 13,300 as of December 31, 2012 to 23,500 as of December 31, 2013 and further to 29,300 as of February 28, 2014. With our extensive network of suppliers and third-party sellers, we are able to obtain a wide selection of merchandise at favorable terms. We also leverage our market position to gain exclusive rights to sell certain popular products in China. For example, we were authorized in July 2013 to sell LG-D802 WCDMA mobile phones on an exclusive basis in China for a one-year period, and since we started reselling Lenovo products online in 2008, we have been authorized to sell many of Lenovo's new products as its exclusive online retailer in China for a certain period of time following their launch. Moreover, we started to procure a large proportion of merchandise directly from suppliers instead of agents as our sales continue to increase, which could help improve our margins further. We believe that we provide significant value to our suppliers, and that our value proposition helps us to obtain competitive prices and favorable terms from our suppliers.

Our Highly Scalable Proprietary Technology Platform

              We are a technology-driven company and have invested heavily since inception in developing our own robust, scalable and service-oriented technology platform. This platform enables us to accurately process and fulfill increasingly large numbers of orders at peak periods while maintaining processing speed and quality consistency, as well as powering full supply chain visibility and control. Our technology platform currently has the capacity to process up to 30 million orders per day and record the status of 1.5 billion SKUs. We have developed a sophisticated business intelligence system that leverages our large customer database to create customized product recommendations to support push and targeted marketing, allowing us to efficiently attract new customers as well as new purchases from existing customers. We also leverage our large customer database to produce our sales forecast, which we use to adjust our procurement strategy to minimize excess inventory risks and enhance relationships with suppliers. We have a large and experienced IT team to design, develop, and operate our technology platform.

Our Fast Growing Online Marketplace

              To provide one-stop shopping that meets consumers' everyday shopping needs, we have established and rapidly expanded our online marketplace to offer a wide selection of products to complement our online direct sales products. As of February 28, 2014, there were approximately 29,300 third-party sellers offering approximately 29.0 million SKUs over our online marketplace. The GMV for our online marketplace was RMB2.9 billion, RMB16.6 billion and RMB31.8 billion (US$5.3 billion) in 2011, 2012 and 2013, respectively. Our nationwide market reach and large customer base offer third-party sellers an effective distribution channel, and by requiring third-party sellers to meet our standards for authenticity, reliability and customer service and allowing them to use our warehousing and delivery services, we strive to give customers the same high quality online shopping experience regardless of the source of the products they choose. The addition of Tencent's physical goods e-commerce websites enhances our ability to attract third-party sellers and in particular cultivate smaller third-party sellers that are more suitable for C2C selling through Paipai but may develop over time into being suitable for B2C selling. We collect commissions from sales on our online marketplace and also offer additional value-added services to our third-party sellers, including data mining and analytics capability to provide them with customer and market insights that support them in product planning and in conducting targeted promotional and marketing activities. We believe that the combination of our online direct sales and online marketplace business with our own nationwide fulfillment infrastructure makes us an uniquely strong player in China's online retail industry.

Our Visionary Founder, Experienced Management Team and Strong Corporate Culture

              Our founder, chairman and chief executive officer Richard Qiangdong Liu is a highly recognized entrepreneur and a pioneer in the e-commerce and online retail industry in China. Under Mr. Liu's leadership, we have introduced many innovative initiatives such as establishing and operating our own nationwide fulfillment infrastructure. In December 2011, Mr. Liu received the prestigious award of "2011 China Economic Person of the Year" from CCTV, China's largest television network.

              Our senior management team is composed of executives with extensive experience in every major component of our business operations. We have recruited many of our executives from leading global companies. We have also developed a strong mid-level management team in charge of various business functions. Our founder and management have nurtured a corporate culture of integrity, passion, customer service, teamwork, learning and efficiency. These values, coupled with our leadership position and our employee training, career development and incentive programs, have contributed greatly to motivating and retaining our talented employees.

Our Strategies

              Our goal is to become the largest e-commerce company in China. We plan to achieve this goal by implementing strategies to optimize customer experience, deepen our market penetration and enhance our brand recognition while continuing to improve our margins and operating leverage. These strategies include:

Attract New Customers and Cultivate Customer Loyalty

              We intend to attract new customers and cultivate customer loyalty through further innovations and improvements to our customers' shopping experience. We will continue to refine our business intelligence system to provide more effective targeted recommendations to attract new purchases from existing customers. We also plan to further expand our reach into smaller cities by setting up and operating more of our own warehousing and logistics facilities and last-mile delivery services to customers in those cities. In addition, we will continue to provide top-notch customer service by increasing our customer service support personnel, expanding our after-sales maintenance, replacement and repair services and adding new customer service channels. We also intend to engage in brand promotion campaigns and other marketing activities to enhance our brand recognition throughout China, especially in smaller cities where we expect to attract more customers and increase sales.

              As we expect customers will increasingly purchase goods and services from their mobile devices, we plan to further strengthen our mobile internet presence to seize the promising market opportunities. Approximately 18% of our orders fulfilled were placed through mobile applications in February 2014, as compared to approximately 15% in December 2013 and approximately 6% in December 2012. We plan to develop and introduce more mobile applications and frequently upgrade existing applications to enhance our mobile user experience and engagement. We also plan to make our applications available on more mobile devices and adapt the layout and appearance of our product pages to ensure that mobile users can conveniently access all of the rich content that they are accustomed to seeing when they visit our website. In addition, we intend to further expand the functionality of our mobile applications to incorporate additional features, such as location-based services and payment functions, to enable our customers to complete transactions on mobile conveniently and reliably. We may also pursue opportunities to cooperate with other key players in the mobile internet industry to expand our service offerings.

              We and Tencent recently announced the formation of a strategic partnership between the two companies. As part of the strategic cooperation, Tencent will offer us prominent level 1 access points in its mobile applications Weixin and Mobile QQ and provide us internet traffic and other support from other key platforms of Tencent. We expect to enrich our customers' mobile internet experience and reach Tencent's large mobile and internet user base and further expand our presence on mobile internet through this strategic partnership.

Further Expand Our Product Offerings

              We plan to further expand our product offerings to provide one-stop shopping that meets consumers' everyday shopping needs. We plan to leverage our cooperation with Tencent in deepening our understanding of mobile as well as social commerce and expanding our product offerings accordingly. We believe that expanding our product offerings will help enhance customer experience, diversify our revenue sources and further improve our economies of scale. In general, we will focus on providing even greater product selection within our already extensive general merchandise product categories. In particular, we plan to expand our offerings of private label products and services and virtual goods. A key element of our product strategy is to continue to expand our online marketplace, with a focus on expanding product selection to complement our online direct sales products. We plan to attract additional third-party sellers to offer more products on our online marketplace while maintaining our standards for authentic products and customer service.

Enhance Our Fulfillment Infrastructure

              We plan to enhance our fulfillment infrastructure by building new warehouses and establishing more delivery stations to expand our ability to fulfill orders by ourselves, including in smaller and less developed cities across China as our business grows. The large-scale pick-and-pack operations supporting an online retail business require purpose-built and automated facilities in order to achieve maximum efficiency. Expanding the total gross floor area of our warehouses will allow us to improve their configuration and workflow and in particular to reduce order splitting, the practice of making multiple deliveries per order, by concentrating more products within a single warehouse complex. The expansion of our fulfillment infrastructure also supports our fast-growing online marketplace, which we believe not only improves our customers' shopping experience but also can leverage our established infrastructure and increase the return on our investments.

Strengthen Our Technology Platform

              We will continue to develop our business intelligence system to effectively utilize the huge amount of transaction, logging and click stream data in our system generated through our website and mobile applications. We are in the process of rolling out a big data platform built on top of our cloud computing infrastructure, which will further automate and streamline our data extraction, loading, transformation and mining on a distributed data storage infrastructure with unified logical data models, unified data sources, and unified access and access control. This new platform will not only better support our day-to-day business analytics and insight analytics but also provide periodic, current and real time application analytics in support of our search engine, recommendation engine, advertisement systems and open data platform for third-party sellers. We believe we will be able to strengthen our competitive advantages in feeding data-driven insights into our operations and further help our suppliers and third-party sellers to leverage such data in managing their businesses.

              We will continue to strengthen our technology platform both to enhance internal operational excellence and to support the external services we offer to our suppliers and third-party sellers. Cloud computing will power new technology initiatives such as Jingdong Open Service, which provides periodic, current and real time data and business analysis to our suppliers and third-party sellers. Cloud computing will also support a whole spectrum of online shopping software-as-a-service offerings for our suppliers and third-party sellers, including offerings they can use to build their own online shopping applications. We will also continue to invest in our mobile platform and technology by developing and enhancing our mobile applications and sites, as well as cooperating with mobile device manufacturers, to optimize the mobile shopping experience of our customers.

Improve Operating Leverage and Increase Margins

              We plan to continue to increase our operating leverage and improve our margins. By increasing the size and scale of our business, we expect to strengthen our ability to obtain more volume-based rebates from our suppliers. We also expect to generate a higher percentage of our total net revenues from higher-margin products by further increasing revenue contribution from commissions and fees for services. We plan to substantially increase revenues from our online marketplace by attracting more third-party sellers to sell products on our website and providing value-added services to them, such as warehousing and delivery services. We also plan to offer cloud-based software-as-a-service to our third-party sellers and other e-commerce businesses as well as offering enhanced information and data analytic services after we deploy the new large-scale data platform that we are currently developing. In addition, we intend to monetize the traffic on our website by providing advertising services. We believe all of the above efforts will help us improve our margins while continuing our significant revenue growth.

              We have expanded substantially in the past few years in order to gain wallet share in the fast growing online retail market in China. Going forward, we plan to continue our growth momentum and focus on improving our operating leverage concurrently. To this end, we intend to further leverage our technology platform to enhance our operating processes and efficiency.

Explore New Business Initiatives to Broaden Our Service Offerings

              We are exploring new business initiatives to broaden our service offerings. These initiatives include:

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  Online-to-offline, or O2O solutions—We believe we are well positioned to provide O2O solutions to customers and offline retailers in select locations in China by capitalizing on our strong online presence and our established nationwide fulfillment infrastructure. We have recently started cooperating with a local offline retail chain in Taiyuan on a trial basis to offer their products on our website and deliver their products to our customers.

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  Internet finance—The scale of our business provides us with a promising opportunity to become an active participant in the emerging internet finance sector in China. We have developed various financial products, including supply chain financing, as an additional value-added service we provide to our suppliers and third-party sellers on our online marketplace, and consumer financing. We are also in the process of developing our own online payment platform.

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  International expansion—Leveraging our extensive experience in China, we may pursue strategic initiatives to expand our business overseas, including by setting up websites, warehouses and payment systems outside of China and promoting our JD brand to new overseas customers.

Our Business Model

              Since founding our company, we have focused on developing our online direct sales business as well as building our own fulfillment infrastructure, including last mile delivery capability, and our proprietary technology platform to support our operations. As our online direct sales business grew substantially in size, we launched our online marketplace to complement it to expand our product offerings, leverage our established fulfillment infrastructure and technology platform and ensure superior customer experience. We believe that the combination of our online direct sales and online marketplace with our own nationwide fulfillment infrastructure and technology platform makes us an uniquely strong player in China's online retail industry in terms of providing superior customer experience.

              Leveraging the significant scale of our business, we have also begun to offer other services that are complementary to our core business, create significant value to our business partners, including third-party sellers and suppliers, and ultimately benefit our business and customers.

Online Direct Sales

              In our online direct sales business, we acquire products from suppliers and sell them directly to customers. We started selling computer products online in 2004 and introduced mobile handsets and other mobile digital products in 2007. We significantly expanded our product offerings in 2008 with home appliances and a wide array of general merchandise product categories. We began to offer clothing, shoes, and cosmetics and other personal care items in 2009, food, nutritional supplements, and books in 2010, music, movies and other media products in 2011, e-books in 2012, and digital music in 2013. As of February 28, 2014, there were approximately 2.3 million SKUs available in our online direct sales business. As a result, net revenues from electronics products, which includes computers, mobile handsets and other mobile digital products, and home appliances, has declined as a percentage of our total net revenues.

Online Marketplace

              In our online marketplace business, third-party sellers offer products to customers over our online marketplace and pay us commissions on their sales. We launched our online marketplace in October 2010, and as of February 28, 2014, there were approximately 29,300 third-party sellers offering approximately 29.0 million SKUs over our online marketplace. The GMV from our online marketplace increased from RMB2.9 billion in 2011 to RMB16.6 billion in 2012 and RMB31.8 billion (US$5.3 billion) in 2013. We provide transaction processing and billing services on all orders on our online marketplace, and we leverage our own nationwide fulfillment infrastructure to offer our third-party sellers additional value-added services, including delivery services or a combination of warehousing and delivery services. We require third-party sellers to meet our standards for authenticity and reliability. We aim to offer customers the same high quality customer experience regardless of the source of the products they choose.

Other Services

              The significant scale of our business allows us to provide a variety of services to create value for our business partners and ultimately benefit our customers. For example, we provide extra value-added fulfillment services to the third-party sellers on our online marketplace, including their choice of either delivery services or a combination of warehousing plus delivery services, in addition to the basic transaction processing and billing services that we provide to them at no extra cost. We also provide online advertising services in various formats. In addition, we have recently begun to engage in internet financing activities and we have developed various financial products, including supply chain financing, as an additional value-added service we provide to our suppliers and third-party sellers on our online marketplace.

Customer Experience

              Our slogan is " " (selection, speed, quality, value), and we are committed to optimizing customer experience and achieving customer satisfaction. This commitment drives every aspect of our operations, which are focused on six core components: extensive product offerings, compelling online experience, competitive pricing, timely and accurate fulfillment, convenient payment options and superior customer service.

Products

              We continually seek to add more products that appeal to our target customers. The number of products we offer has grown from approximately 1.5 million SKUs as of December 31, 2011 to approximately 7.2 million SKUs as of December 31, 2012 to approximately 25.7 million as of December 31, 2013 and further to approximately 31.3 million as of February 28, 2014. Our offerings are organized into 13 product categories on our website:

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  computers, including desktop, laptop, notebook and other varieties, as well as printers and other office equipment;

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  mobile handsets and other digital products;

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  home appliances;

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  automobile accessories;

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  clothing and shoes;

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  luxury goods, including handbags, watches and jewelry;

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  furniture and household goods;

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  cosmetics and other personal care items;

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  food and nutritional supplements;

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  books, e-books, music, movies and other media products;

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  mother and childcare products and toys;

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  sports and fitness equipment; and

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  virtual goods, including domestic airplane tickets, hotel room reservations, tickets to the performing arts, and credits for online games and cell phones.

              Each of these categories is further divided into numerous subcategories to facilitate browsing.

              In building up our product offerings, we focus on quality as well as quantity. Due to our nationwide reach and our efficient fulfillment system, suppliers often choose us to launch new products that they expect will be in high demand, and we often act as the exclusive distributor for a period of days or weeks when a hot new product first becomes available for sale to the public. For example, we were authorized in July 2013 to sell LG-D802 WCDMA mobile phones on an exclusive basis in China for a one-year period, and since we started reselling Lenovo products online in 2008, we have been authorized to sell many of Lenovo's new products as its exclusive online retailer in China for a certain period of time following their launch.

Online Experience

              We believe that providing a compelling online experience is critical to attracting and retaining customers and increasing orders. We make sales primarily through our content-rich and user-friendly website www.jd.com and mobile applications. Our website not only offers a broad selection of authentic products at competitive prices but also provides easy site navigation, basic and advanced search functions, comprehensive product information and a large volume of customer reviews and ratings. These features address customers' desire to view, understand and compare products before purchasing. With the increasing popularity of mobile internet-enabled devices, we have also developed applications and features adapted to mobile internet users, and we currently offer mobile access through our mobile website m.jd.com and our various iOS, Android and Windows-based mobile applications. Approximately 18% of our orders fulfilled were placed through our mobile applications in February 2014, as compared to approximately 15% in December 2013 and approximately 6% in December 2012.

              Our website contains the following information and features:

              Comprehensive product information.    Each product page contains pictures of the product, the price, a pull-down menu to show whether the product is in stock at the customer's location, customer reviews and ratings, the discount from the suggested retail price, and whether the product will be delivered by us or by one of our third-party sellers. Depending on the type of product, there will be additional information to help the customer make a purchase decision or recommendations to steer the customer towards additional products.

              Interactive user community.    Our website contains a large volume of helpful user-generated content. For each product, customers can provide reviews and ratings that are featured prominently on the product page. We encourage participation by granting membership points for posting reviews and ratings, and popular products may have thousands of reviews. We believe that we have the largest online product review database of any online direct sales company in China, which benefits our customers, suppliers and third-party sellers. We provide discussion boards where customers can discuss topics of mutual interest, respond to each other's questions, and post photos and text to share their experiences with our products. We believe that user-generated content is an effective tool for giving customers the confidence to order products online that they are not personally familiar with.

              Product recommendations.    Our business intelligence system generates recommendations to customers of additional products that they may wish to buy. These recommendations come in two forms. Each product page typically has recommendations for other products that are often purchased together with that product. In addition, our website makes recommendations to customers based on their past purchases and on products that they viewed but did not purchase. We send several million e-mails to our customers each day with recommendations tailored to their purchase profile. Our sales volume gives us extensive marketing data about customer preferences that we believe enables us to make recommendations that are appealing to our customers.

              Online order tracking.    Customers can log into their accounts to check the status of their orders. All packages in our system are given a bar code and their location is updated each time they are handled by one of our warehouse or delivery personnel or one of our contracted third-party couriers. Furthermore, each of our delivery personnel carries a mobile personal digital assistant, which allows customers to track their location in real time on an online map.

Pricing

              We offer competitive pricing to attract and retain customers. We make continual efforts to maintain and improve an efficient cost structure and create incentives for our suppliers to provide us with competitive prices.

              Pricing policy.    We set our prices to be competitive with those on other major online retail websites and in physical stores in China. We typically negotiate with our suppliers for prices that are comparable to or lower than those offered to retailers in other sales channels. If we reduce the price on our website before the product is delivered to the customer, then the customer generally has an opportunity to lock in the lower price. Currently, third-party sellers are free to set their own prices on our online marketplace.

              Special promotions.    We offer a selection of discounted products on special occasions, such as the anniversary of the founding of our company on June 18 and China's new online shopping festival on November 11, and on important holidays such as Christmas and Chinese New Year. We also hold daily promotions for selected products for a limited period of time. Special promotions attract bargain hunters and give our customers an additional incentive to visit our website regularly. We have set aside a special area of our website for auctions of certain repaired goods, used goods, and goods that have been opened but not used. We also offer discounted products to our customers under a group purchase model. We believe that auctions and group purchases generate excitement and give customers a more varied shopping experience.

Delivery

              We believe that timely and reliable fulfillment is critical to the continuing success of our business. To this end, we have incurred and will continue to incur significant expenditures in building and operating our own nationwide fulfillment infrastructure. The following are some of the advantages that derive from our nationwide fulfillment infrastructure:

              Delivery network and personnel.    We delivered products directly to customers in 476 cities across China as of February 28, 2014. We deliver a majority of the orders directly to customers ourselves. Given that customers place their orders online but often choose the payment-on-delivery option, our customers interact with delivery personnel more often than with any other representatives of our company. For this reason, we place great emphasis on training our delivery personnel and setting up delivery stations in more and more cities. We believe that our professionally trained delivery personnel are important in helping us to shape customer experience and distinguish ourselves from our competitors.

              Flexible delivery arrangements.    We believe that timely and convenient delivery is an essential part of customer satisfaction, and we arrange our delivery schedule to suit our customers' needs. Customers can choose their preferred delivery period during a day, including evening delivery, when they place orders. Our delivery personnel contact customers by telephone to arrange a convenient time for delivery. Customers who need to reschedule a delivery can log into their account on our website to look up the contact information for the delivery person and contact the delivery person directly themselves, provided that the delivery will be made by our employees.

              Speedy delivery.    We introduced our 211 program in 2010, and it covered 40 cities across China as of February 28, 2014. For goods that we have in stock at the corresponding fulfillment center or front distribution center, any orders received by the morning deadline (11:00 a.m. in most of the cities) will be delivered on the same day, and any orders received by the evening deadline (11:00 p.m.) will be delivered by 3:00 p.m. on the following day. In five of the seven cities where we have fulfillment centers currently, customers also can request that an order placed by 3:00 p.m. be delivered in the evening on the same day. There is no extra charge for expedited delivery under our 211 program for orders that satisfy the minimum size requirement, and customers can check the product page on our website to see whether the product is in stock and thus eligible. The program does not cover delivery to addresses through third-party couriers or products shipped directly from our third-party sellers. Bulky items such as refrigerators or washing machines are also eligible for same-day or next-day delivery under similar conditions. Our 211 program applied to approximately 44% of the orders we delivered in the first two months of 2014 and 41% of the orders we delivered in 2013. We also currently provide next-day delivery to addresses in another 248 cities across China. Customers can also request expedited delivery within three hours by paying an extra charge in a few of the major cities where we have fulfillment centers.

              Customer pickup.    Customers who prefer to pick up their order themselves can select a pickup station when placing the order and use the tracking function on our website to find out when the order has arrived there. We had 212 pickup stations at convenient locations across the country as of February 28, 2014. Payment can be made at the pickup station.

              Global shipping.    We can ship to addresses outside of China using trusted third-party courier services such as UPS, DHL and EMS. The cost of delivery is calculated and charged based on the shipping method, destination country/region and the combined product weight. We take payment through PayPal for sales outside of China.

Payment

              Payment-on-delivery.    We accept payment-on-delivery in all of the 476 cities where we make deliveries through our own delivery personnel. Our delivery personnel carry mobile POS machines for processing debit cards and credit cards and they also accept cash. Customers chose payment-on-delivery approximately 33.4% of the time in 2013 and 30.9% in the first two months of 2014.

              Online payment.    Customers may pay online at the time they place their order, using domestic Chinese credit or debit cards or third-party online payment platforms such as 99Bill, CMPay and UnionPay. Customers chose online payment approximately 65.7% of the time in 2013 and 68.4% in the first two months of 2014. We expect to launch our own online payment and settlement services in the near future, which we plan to use for all of our own payment processing needs.

              Other payment options.    Customers may also choose to pay by postal money order. Enterprise customers can also make payment by wire transfer. Customers chose other payment options less than 1% of the time in 2013 and the first two months of 2014.

Customer Service

              Providing satisfactory customer services is a high priority. Our commitment to customers is reflected in the high service levels provided by our customer service staff as well as in our product return and exchange policies.

              24-7 customer service center.    We have a 24-7 customer service center in Suqian City, Jiangsu Province, with 2,044 customer service representatives as of February 28, 2014. Customers can call our telephone hotline, ask questions and leave complaints in writing through our website, or send us e-mails. Our customer representatives handled over 20 million customer-initiated communications over the telephone in 2013 and approximately 4 million in the first two months of 2014. We opened a second customer service center in Chengdu, Sichuan Province, in 2011 to focus on handling written questions or complaints online through instant messaging, and we had 1,034 customer service representatives at that center as of February 28, 2014.

              Order modification and cancellation.    We generally allow customers to modify or cancel an order any time before the warehouse prints out the order for picking and packing. Customers can add or remove items and change the delivery address and delivery method. They may do this online or through our customer service center.

              Returns and exchanges.    We generally allow customers to return unused goods within 7 days and to exchange defective goods within 15 days, in each case counting from the date when the customer receives the product. If customers report defects more than 15 days after receipt but still within the warranty period, we will have defective goods repaired or take other appropriate action to satisfy the customer, depending on the nature of the problem. We will generally pick up defective items for return or exchange at the customer's address, provided that the return or exchange is requested within 15 days of receipt of the item and the address is one that is serviced by our own employees or by one of the third-party couriers that have agreed to provide this service for us. Otherwise, the customer can mail the item to one of our fulfillment centers or bring it in person to one of our pickup stations. The same policies apply to products sold through our online marketplace.

              Membership program.    We have established a membership program to cultivate customer loyalty and encourage our customers to make additional purchases. There are five levels of members, and promotion to higher levels is based on the amount that the customer has spent with us and also the customer's level of activity on our website, for example in reviewing or recommending products. Members get a variety of benefits that increase with level, such as expanded free shipping and access to a special VIP customer service hotline. We grant membership points to members who take part in special promotions, review products on our website and recommend our website to friends. Members can convert their membership points into credit towards new purchases on our website. As of February 28, 2014, we had a total of approximately 192 million registered members.

Merchandise Sourcing

              In our online direct sales business, we offered approximately 2.2 million SKUs from approximately 6,000 suppliers as of December 31, 2013. Procuring products on such a massive scale requires considerable expertise, which we have built up over a number of years. Among the top 100 suppliers (by value of purchases) from which we sourced products in 2013, 47 of them are manufacturers, accounting for approximately 46% of the aggregate value of purchases from these top 100 suppliers. We negotiate with the manufacturer or a higher-level distributor where possible in order to obtain the most favorable terms, even if we sign a contract with a lower-level distributor for operational reasons. None of our suppliers accounted for over 10% (by value) of the products we purchased in 2013. In addition, we also offered approximately 23.5 million SKUs from approximately 23,500 third-party sellers on our online marketplace as of December 31, 2013.

              As we increase in scale in particular product categories, we expect to increase our purchases directly from manufacturers and, where appropriate, to become an authorized reseller. We believe that our ability to establish direct relationships with manufacturers will provide improved product pricing and access to hard-to-get products. We believe that manufacturers and distributors consider us an important channel in certain product categories such as computers and mobile devices, where we are one of the largest channels in China, and we are gaining significant traction in related categories like home electronics. In addition, we have created a supplier interface on our website where our suppliers and third-party sellers access reports regarding inventory status, purchase history and customer reviews of their products. Suppliers and third-party sellers can use this information in their marketing and product development efforts and also in managing their own inventory, which helps them manage costs and makes our services more valuable to them. Leveraging our scale, strong brand and geographic reach, we seek to enter into exclusive arrangements with selected suppliers and third-party sellers for some or all of their products. For example, we were authorized in July 2013 to sell LG-D802 WCDMA mobile phones in China for a one-year period.

              Our relationships with suppliers and third-party sellers evolve and grow over time. The following are a few examples:

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  Kimberly-Clark.  We started sourcing products, mainly Huggies disposable diapers, from Kimberly-Clark directly in 2012. Starting in 2012, Kimberly-Clark allocated a specified area of its warehouse in Beijing to us, and in 2013 it did the same with its warehouse in Guangzhou. The products we have purchased from Kimberly-Clark are stored in these specified areas, and after packing will be shipped directly to our sorting centers, which ensures fast fulfillment of orders from our customers and saves our warehousing space. In 2013, we also started cooperation with Kimberly-Clark in the areas of marketing and consumer data. When Kimberly-Clark launched its high-end diaper called Huggies Platinum in China in 2013, we were the sole online distributor for the initial four months.

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  BESTSELLER.  BESTSELLER sells apparel in the China market mainly under four brands: ONLY, Vero Moda, Selected and Jack Jones. In June 2012, BESTSELLER opened online stores for its ONLY and Jack Jones brands on our online marketplace. Based on the performance of these two online stores, BESTSELLER opened two more stores in January 2013 for Vero Moda and Selected. Currently, BESTSELLER uses our delivery services for all of the four online stores to improve its customer experience. BESTSELLER also offers certain series of apparel exclusively on our online marketplace.

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  Lenovo.  We started reselling Lenovo PCs in 2008 and Lenovo tablets in 2011 online. Since then, Lenovo has authorized us to resell many of its new products as the exclusive online retailer in China for a certain period of time following their launch. Moreover, we have also been authorized to resell certain SKUs of Lenovo PCs and tablets on an exclusive basis. Lenovo has also collaborated with us in its marketing activities, for instance linking certain types of products in its online ads to our website.

              We select suppliers and third-party sellers on the basis of brand, reliability, volume and price. They must be able to meet our demands for timely supply of authentic products and also provide high quality post-sale customer service. We perform background checks on each supplier and third-party seller and the products it provides before we enter into any agreement. We examine their business licenses and the qualification certificates for their products, and check their brand recognition and make inquiries about the market acceptance of their products among players in the same industry. We also conduct on-site visits to assess and verify their location, scale of business, production capacity, property and equipment, human resources, research and development capability, quality control system and fulfillment capability. Our standard form contract requires suppliers and third-party sellers to represent that their goods are authentic and from lawful sources and do not infringe upon lawful rights of third parties and to pay us liquidated damages for any breach. We normally enter into one-year framework agreements with our suppliers and third-party sellers and renew them annually if we are satisfied with the supplier's or third-party seller's performance. We have also put stringent rules in place governing the operations of third-party sellers on our online marketplace. Third-party sellers will be subject to penalties or be asked to end their operations on our online marketplace if they violate the marketplace rules, for example by selling counterfeit products. We also conduct regular reviews on the performance of third-party sellers, twice a year, and have the right to terminate the operations of third-party sellers that remain inactive on our online marketplace for three consecutive months or have an overall ranking below a certain threshold.

              We have leveraged our insights into our suppliers' business operations to develop various financial products, including supply chain financing, as an additional value-added service we provide to our suppliers, which we believe will further strengthen our merchandising capability. We are also in the process of developing our own online payment platform.

Fulfillment

              We deliver a compelling customer experience by fulfilling orders quickly and accurately. To this end, we have built our nationwide fulfillment infrastructure for the prompt receipt, storage and shipment of our products. Our fulfillment infrastructure is primarily comprised of a nationwide warehouse and delivery network that we operate ourselves, supplemented by contracted third-party couriers to service areas that are not covered by our network. To further enhance inventory accountability and security, we track our inventory at all stages of the receiving and order fulfillment process.

Nationwide Fulfillment Infrastructure

              We have built a nationwide fulfillment infrastructure that we believe is the largest among all e-commerce companies in China.

              We had established fulfillment centers in seven major cities in China as of February 28, 2014: Shenyang in the northeast, Beijing in the north, Shanghai in the east, Wuhan in the center, Guangzhou in the south, Chengdu in the southwest and Xi'an in the northwest. Each of these fulfillment centers consists of between 1 and 10 warehouses for normal-sized items, one warehouse for bulky items, and associated sorting centers and related facilities. We had also established front distribution centers in another six major cities in China as of February 28, 2014: Jinan, Qingdao, Nanjing, Xiamen, Chongqing and Zhengzhou. Each front distribution center consists of one warehouse stocking products that are in high demand with high turnover, one warehouse for bulky items, and associated sorting centers and related facilities. We have also established standalone warehouses for bulky items in another 21 cities in China. We operated a total of 82 warehouses with an aggregate gross floor area of over 1.3 million square meters in 34 cities as of February 28, 2014.

              We operated 1,485 delivery stations and 212 pickup stations in 476 cities across China as of February 28, 2014. Each delivery station has a delivery team ranging from 2 to 20 persons. We operate 352 of the 1,485 delivery stations under contractual arrangements, whereby the contracted delivery stations deliver our orders following the same standard as our own delivery stations, while the personnel at those delivery stations are not part of our headcount. Each pickup station has two to four people available 10 hours a day and 7 days a week to handle customers' pickups and on-site payment.

              The following map shows our nationwide logistics and delivery network as of February 28, 2014:

              We deliver a majority of the orders directly to customers ourselves. We maintain cooperation arrangements with a number of third-party couriers to deliver our products to our customers in those areas not covered by our own fulfillment infrastructure, particularly in smaller and less developed cities. Third-party sellers also use third-party couriers if they do not use our delivery services.

Fulfillment Process

              The following flow chart outlines our fulfillment process:

              When a customer places an order, our delivery management system automatically processes the order and matches it to the warehouse or warehouses with the appropriate inventory. Picking is done manually on the basis of instructions that are generated automatically by our warehouse management system. The warehouse management system also automatically generates the bar codes and shipping labels that allow our staff to match the items to the correct order in the packing process. After picking and packing, the sorting center at the warehouse ships the order to a delivery or pickup station in the customer's city for further handling and delivery. Products from different warehouses are not combined before shipping, so some orders require multiple deliveries. If the customer's address is not one to which we make deliveries ourselves, we will have a third-party courier pick up the order at our sorting center to make the delivery. In some cases we also use third-party couriers to carry orders between a sorting center and a delivery station. Once the order has shipped, our system automatically updates the inventory level for each product in the order, ensuring that additional inventory will be ordered as needed. Our customers can track the shipping status of their orders through our website at each step in the process.

              We are in the process of constructing new, larger, custom-designed warehouses on land where we have obtained land use rights in Shanghai, Guangzhou and Shenyang, and expect to put them into operation in 2014 and 2015. We plan to construct additional such warehouses in two other cities where we currently have fulfillment centers, Beijing and Wuhan. We believe that building our own custom-designed warehouses will not only increase our storage capacity but also allow us to restructure and reorganize our fulfillment workflow and processes.

Technology Platform

              We have built our technology platform relying primarily on software and systems that we have developed in-house and to a lesser extent on third-party software that we have modified and incorporated. As of February 28, 2014, our server fleet consisted of approximately 10,689 servers stored in multiple locations across the country, and we employed 2,856 IT professionals to design, develop and operate our technology platform. We are also hiring additional IT professionals from Tencent in connection with our recent transactions with Tencent. We believe that creating a comparable technology platform is an expensive and time-consuming process and constitutes a significant barrier to entry for potential competitors.

              Our proprietary technology platform supports our rapidly growing processing capacity requirements, provides us detailed and accurate visibility and information throughout our operation value chain, and enables harnessing of insightful data analytics. Our technology platform is currently capable of processing up to 30 million orders per day and recording the status of 1.5 billion SKUs.

              Our strong technology platform is vital in supporting our pursuit of a continually improving customer experience, including the customer experience of our mobile users. From our website, the primary customer interface, to the back end management systems, our technology platform supports smooth and accurate operational execution as well as seamless information flow, data consistency and analytics.

              The principal components of our technology platform include:

  •
  Website and mobile applications.  Our website, together with our mobile applications, is our primary customer interface. It provides a user-friendly customer interface, including a powerful search engine and customized product recommendations to enhance our customers' shopping experience.

  •
  Supplier interfaces.  Our supplier interfaces support key functions such as order tracking and inventory checking and provide data analytics to help our suppliers and third-party sellers better understand consumer needs. We have separate supplier interfaces for suppliers and third-party sellers.

  •
  Customer relationship management system.  Our customer relationship management system tracks customer information, including customers' outstanding orders, order and payment history, and settings and preferences, as well as all interaction between our customer service representatives and our customers, to ensure consistent and high quality customer service.

  •
  Supply chain management system.  Our supply chain management system includes sales forecasting, inventory management, inventory reallocation, inventory restocking, supplier management, supplier evaluations and other subsystems. It enables effective sales forecasting and inventory management that increases the efficiency of our supply chain and helps us control costs.

  •
  Warehouse management system.  Our warehouse management system includes such features as multiple location inventory management, cross-docking, and pick-and-pack, packaging, labeling and sorting functions to efficiently manage our warehouse workflow.

  •
  Delivery management system.  Our delivery management system coordinates the flow of goods between our fulfillment centers, front distribution centers and standalone warehouses and our delivery and pickup stations and the delivery address for each package in each order, providing instructions for both our own delivery personnel and our contracted third-party couriers.

  •
  Transaction processing system.  Our transaction processing system handles transaction processing, online receipts and disbursements, remote reimbursement and other prerequisites for conducting an online business.

  •
  Business intelligence system.  Our sophisticated business intelligence system leverages our large customer database to create customized product recommendations to support push and targeted marketing, allowing us to efficiently acquire new customers and increase revenue per active customer.

              We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information, and we back up our database, including customer data, every day with both on-site and off-site storage.

              We will continue to develop our business intelligence system to effectively utilize the huge amount of transaction, logging and click stream data generated by our website. We are in the process of rolling out a big data platform built on top of our cloud computing infrastructure, which will further automate and streamline our data extraction, loading, transformation and mining on a distributed data storage infrastructure with unified logical data models, unified data sources, and unified access and access control.

Marketing

              We believe that the most effective form of marketing is to continually enhance our customer experience, as customer satisfaction engenders word-of-mouth referrals and additional purchases. We have been able to build a large base of loyal customers primarily through providing superior customer experience and conducting marketing and brand promotion activities. We provide various incentives to our customers to increase their spending and loyalty, and we send e-mails to our customers periodically with product recommendations or promotions.

              We conduct marketing activities online through major search engines, portals, social media, online video and other major websites in China. To enhance our brand awareness, we also have engaged in brand promotion activities such as sponsoring high profile sports events and advertising on national television networks. In 2013, we became the official sponsor of the China Football Association Super League, the top soccer league in China, for a period of five seasons, and we also sponsored several popular movies, TV shows and variety shows. We incurred RMB479 million, RMB1,097 million and RMB1,590 million (US$263 million) of marketing expenses in 2011, 2012 and 2013, respectively.

Competition

              The online retail industry in China is intensely competitive. Our current or potential competitors include (i) major online retailers in China that offer a wide range of general merchandise product categories, such as Alibaba Group, which operates taobao.com and tmall.com, and Amazon China, which operates amazon.cn, and (ii) major traditional retailers in China that are moving into online retailing, such as Suning Appliance Company Limited, which operates suning.com, Walmart, which holds a majority interest in yihaodian.com, and Gome Electrical Appliances, which operates gome.com.cn. We also face competition from online retail companies in China focused on specific product categories and from physical retail stores, including big-box stores like RT-Mart that also aim to offer a one-stop shopping experience.

              We anticipate that the online retail market will continually evolve and will continue to experience rapid technological change, evolving industry standards, shifting customer requirements, and frequent innovation. We must continually innovate to remain competitive. We believe that the principal competitive factors in our industry are:

  •
  brand recognition and reputation;

  •
  product quality and selection;

  •
  pricing;

  •
  fulfillment capabilities; and

  •
  customer service.

              In addition, new and enhanced technologies may increase the competition in the online retail industry. New competitive business models may appear, for example based on new forms of social media or social commerce.

              We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases or greater financial, technical or marketing resources than we do.

Our Corporate Values and Employees

              As of February 28, 2014, we had a total of 42,339 employees. We had a total of 38,325 employees as of December 31, 2013, 27,952 employees as of December 31, 2012, and a total of 20,153 employees as of December 31, 2011.

              The following tables give breakdowns of our employees as of February 28, 2014, by function and by region:

Function	Number	Region	Number
Procurement	1,816	Northeastern China	1,841
Warehouses	8,828	Northern China(1)	15,994
Delivery	20,785	Eastern China(2)	9,910
Customer Service	4,874	Central China	2,702
Technology	2,856	Southern China	7,007
Sales and Marketing	291	Southwestern China(3)	4,204
General and Administrative	2,889	Northwestern China	681

TOTAL	42,339	TOTAL	42,339

(1)
Includes the employees at our national headquarters in Beijing.

(2)
Includes the employees at our national customer service center in Suqian, Jiangsu.

(3)
Includes the employees at our national customer service center in Chengdu, Sichuan.

              With so many employees in so many locations across China, we place great emphasis on our corporate culture to ensure that we maintain consistently high standards everywhere we operate. We believe that our corporate culture and core philosophy will help us to realize our goal of becoming the largest e-commerce company in China.

              We invest significant resources in the recruitment of employees in support of our fast-growing business operations. In 2014, we plan to recruit additional employees in connection with the expansion of our fulfillment infrastructure and additional research and development personnel in connection with the expansion of our technology platform. In connection with our recent acquisition of certain e-commerce businesses and assets from Tencent, over 6,000 former employees, including approximately 2,000 delivery staff of Tencent are expected to join us in the near future. We have established comprehensive training programs that cover such topics as our corporate culture, employee rights and responsibilities, team-building, professional behavior, job performance, management skills, leadership and executive decision-making. In 2012, we set up a special dedicated training facility, Jingdong Academy, which we have since renamed JD Corporate University, to further strengthen our internal training programs. In the past five years, 330 management trainees have graduated from our dedicated management training program and are now working in various positions. We also sponsored certain senior and mid-level management to attend part-time MBA education in 2012 and 2013. In November 2013, we set up a "Go to College at Jingdong" program in collaboration with external educational and training institutions. This program will offer tailored courses to our employees and allow them to obtain a college degree through online education. To boost our strategy of exploring oversea markets, we also have been recruiting international management trainees from top universities in the United States.

              As required by regulations in China, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time. We also provide entrusted loans with commercial banks as intermediaries to qualified employees to assist them in purchasing houses and cars.

              We enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

              We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Facilities

              We have our national headquarters in Beijing and regional headquarters in 6 other cities. As of February 28, 2014, we operated fulfillment centers in 7 cities, front distribution centers in 6 cities and standalone warehouses for bulky items in another 21 cities, as well as 1,485 delivery stations and 212 pickup stations in 476 cities across China. All of the facilities that we currently have in operation except our national customer service center in Suqian are leased.

              The table below gives additional details about our national and regional headquarters, our national customer service center, and our fulfillment centers and front distribution centers as of February 28, 2014:

Location	Gross Floor Area	Use
	(sq. m.)
Offices
Beijing	58,029	national headquarters
	4,831	regional headquarters
Shanghai	2,190	regional headquarters
Wuhan	1,394	regional headquarters
Guangzhou	2,825	regional headquarters
Shenyang	2,620	regional headquarters
Chengdu	1,648	regional headquarters
	3,734	customer service center
	3,728	research institute
Suqian	54,318	national customer service center
Nanjing	451	office
Xi'an	1,497	regional headquarters
Fulfillment centers
Beijing	283,710	nine warehouses and one bulky item warehouse
Shanghai	194,001	eight warehouses and one bulky item warehouse
Wuhan	82,128	five warehouses and one bulky item warehouse
Guangzhou	174,815	ten warehouses and one bulky item warehouse
Chengdu	116,181	six warehouses and one bulky item warehouse
Shenyang	65,799	three warehouses and one bulky item warehouse
Xi'an(1)	35,761	one warehouse and one bulky item warehouse

Location	Gross Floor Area	Use
	(sq. m.)
Front distribution centers
Jinan	17,029	one front distribution center and one bulky item warehouse
Qingdao	21,000	one front distribution center and one bulky item warehouse
Nanjing	42,253	one front distribution center and one bulky item warehouse
Xiamen	15,098	one front distribution center and one bulky item warehouse
Chongqing	24,680	one front distribution center and one bulky item warehouse
Zhengzhou	28,206	one front distribution center and one bulky item warehouse

(1)
In January 2014, we redesignated our Xi'an front distribution center as our fulfillment center and as our regional headquarters in the northwest.

              In addition to the above, we also operated an additional 21 bulky item warehouses in other cities with aggregate gross floor area of 217,514 square meters as of February 28, 2014.

              We plan to expand our nationwide fulfillment network by leasing or purchasing additional facilities across China over the next several years. As of February 28, 2014, we had land use rights in five cities, including Beijing, Shanghai, Guangzhou, Wuhan and Shenyang, to build our own fulfillment centers. New fulfillment centers in Shanghai, Guangzhou and Shenyang are under construction, and will have an aggregate gross floor area of approximately 278,000 square meters. We expect to put these three fulfillment centers into operation in 2014 and 2015. In connection with our expansion of our fulfillment infrastructure, we had paid an aggregate of approximately RMB0.8 billion (US$0.1 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2013, and we have budgeted approximately RMB1.5 billion (US$0.2 billion) to RMB2.5 billion (US$0.4 billion) for these uses in 2014.

              We have acquired land use rights in Beijing to build our new headquarters. The new office building is currently under construction. As of December 31, 2013, we had paid an aggregate of approximately RMB0.7 billion (US$0.1 billion) for the acquisition of land use rights and construction of the office building. We expect to complete the planned construction in early 2015.

Intellectual Property

              We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of February 28, 2014, we owned 111 computer software copyrights in China relating to various aspects of our operations and maintained 579 trademark registrations inside China and 180 trademark registrations outside China. We had approximately 1,347 trademark applications inside China and 306 outside China. As of February 28, 2014, we had 13 patents granted in China, 215 patent applications pending in China and 10 patent applications pending outside China. As of February 28, 2014, we had registered approximately 1,621 domain names, including jd.com, m.jd.com, 360buy.com, 360buy.com.cn and 360buy.cn, among others.

Insurance

              We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at one location. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and research and development personnel. We do not maintain business interruption insurance, nor do we maintain product liability insurance or key-man life insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Legal Proceedings

              From time to time, we may be involved in legal proceedings in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.

REGULATION

              This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Relating to Foreign Investment

              Industry Catalogue Relating to Foreign Investment.    Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. Establishment of wholly foreign-owned enterprises is generally permitted in encouraged industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

              Through our subsidiaries and variable interest entities, we are engaged in certain industries that are classified as "restricted" or "prohibited" under the Catalogue. Pursuant to the latest Catalogue amended in 2011, sales and distribution of audio and video products are in the restricted categories and only contractual joint ventures can engage in the distribution of audio and video products in China. Online wholesale and retail are in the restricted category and the establishment of foreign-invested enterprises is subject to certain higher-level approvals. The provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50%. The publication of e-books and online audio and video products are in the prohibited category.

              Foreign Investment in the Commercial Sector.    According to the Administrative Measures on Foreign Investment in the Commercial Sector issued by the Ministry of Commerce in April 2004, a foreign-invested enterprise may, upon approval, undertake one or more types of businesses in the commercial sector, which is defined in the measures to include wholesale, retail, commission agency and franchising, and the types of commodities it deals with must be specified in the scope of business prescribed in its articles of association. In order to establish a foreign-invested company in the commercial sector, foreign investors must apply to the relevant provincial counterpart of the Ministry of Commerce, and such provincial authority will, after making preliminary examination of the documents submitted, report to the Ministry of Commerce to obtain its approval. The incorporation of an enterprise by a foreign-invested enterprise that intends to conduct business in the commercial sector is also subject to the approval of the local counterpart of the Ministry of Commerce. On several occasions in 2005, 2008 and 2010, the Ministry of Commerce delegated its approval authority to its provincial counterparts and authorized them to examine and approve certain applications. Currently, the provincial counterparts of the Ministry of Commerce have the authority to approve applications for setting up foreign-invested enterprises solely engaging in sale of goods through the internet, among others. Our PRC subsidiary Jingdong Century and its subsidiaries engage in retail, wholesale and commission agency of consumer electronics and other general merchandise via the internet. While Jingdong Century has obtained approval from the relevant authorities for this business, most of its subsidiaries were established without obtaining the prior approval from the local counterpart of the Ministry of Commerce. See "Risk Factors—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations."

              Foreign Investment in Value-Added Telecommunications Businesses.    The Regulations for Administration of Foreign-invested Telecommunications Enterprises promulgated by the PRC State Council in December 2001 and subsequently amended in September 2008 set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry. Due to these regulations, we operate our website through Jingdong 360, one of our consolidated variable interest entities.

              In July 2006, the Ministry of Information Industry, the predecessor of the Ministry of Industry and Information Technology, or the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as an ICP License, is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the company's operational premises and equipment must comply with the approved coverage region on its ICP License, and the company must establish and improve its internal internet and information security policies and standards and emergency management procedures. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against the license holder, including revoking its ICP license. Jingdong 360, the operator of our website, owns the relevant domain names and registered trademarks and has the necessary personnel to operate the website.

              Foreign Investment in Road Transportation Businesses.    According to the Administrative Provisions for Foreign Investment in the Road Transportation Industry promulgated in November 2001 by the Ministry of Transport and the Ministry of Foreign Trade and Economic Cooperation, the predecessor of the Ministry of Commerce, and amended in January 2014 and its supplements and implementing rules, investment in a road transportation business (including, among other things, road freight transportation, and flitting, loading, unloading and storage of road cargo) by a foreign investor is subject to the approval of the provincial counterparts of the Ministry of Transport, and the newly established foreign-invested enterprise must obtain a Road Transportation Operation Permit from the provincial-level Ministry of Transport. The incorporation of a subsidiary of a foreign-invested enterprise that intends to engage in a road transportation business is subject to the same approval procedure. Currently, Jiangsu Jingdong, a subsidiary of Jingdong Century, engages in our road transportation business. Jiangsu Jingdong was established without obtaining the prior approval from the local counterpart of the Ministry of Transport and each of the branches of Jiangsu Jingdong obtained a Road Transportation Operation Permit from the county level instead of provincial-level Ministry of Transport. See "Risk Factors—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations."

Licenses and Permits

              We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

              Value-added Telecommunication License.    The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalogue of Classification of

Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an ICP License from the MIIT or its provincial level counterparts. In 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in 2011. According to these measures, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Jingdong 360, as our ICP operator, holds an ICP License issued by the Beijing Telecommunications Administration for the provision of information services through the internet and also a value-added telecommunication license issued by the MIIT for the provision of information services through a mobile network. We also plan to apply to expand the scope of the value-added telecommunication license to cover online data processing and transaction processing services. See "Risk Factors—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations."

              Internet Publication License.    The General Administration of Press and Publication, Radio, Film and Television, established in March 2013 as a result of institutional reform integrating the State Administration of Radio, Film and Television, and the General Administration of Press and Publication, is the government agency responsible for regulating publication activities in China. In June 2002, the MIIT and the General Administration of Press and Publication jointly promulgated the Tentative Administrative Measures on Internet Publication, which require internet publishers to obtain a license from the General Administration of Press and Publication to conduct internet publication activities. The term "internet publication" is defined as an act of online dissemination where internet information service providers select, edit and process works created by themselves or others which they then post on the internet or transmit to users through the internet for browsing, use or downloading by the public. This includes content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have already been made public in other media. Jingdong 360 obtained an internet publication license from the General Administration of Press and Publication in 2011 that will remain valid until December 2014.

              Online Culture Operating Permit.    The Provisional Measures on Administration of Internet Culture, promulgated by the Ministry of Culture in 2011, and other related rules require entities to obtain an Online Culture Operating Permit from the applicable provincial level culture administrative authority to engage in activities related to "online cultural products." Cultural products include music, games, performances, performing arts, works of art, and animation features and cartoons, while "online" includes both products produced for the internet and products converted from offline products and disseminated over the internet. Jingdong 360 obtained an Online Culture Operating Permit from the Beijing Municipal Bureau of Culture in January 2012 that will remain valid until December 2014.

              Approval for Internet Bulletin Board Services.    The Administrative Measures on Internet Bulletin Board Services, issued by the MIIT in 2000, require that commercial ICP service operators providing bulletin boards, discussion forums, chat rooms or similar services obtain specific approval from the telecommunications authorities. Jingdong 360 has obtained approval from the Beijing Telecommunications Administration.

              Internet Drug Information Service Qualification Certificate.    The State Food and Drug Administration promulgated the Administrative Measures on Internet Drug Information Service in July 2004 and certain implementing rules and notices thereafter. These measures set out regulations governing the classification, application, approval, content, qualifications and requirements for internet drug information services. An ICP service operator that provides information regarding drugs or medical equipment must obtain an Internet Drug Information Service Qualification Certificate from the applicable provincial level counterpart of the State Food and Drug Administration. Jingdong 360 obtained an Internet Drug Information Service Qualification Certificate from the Beijing Drug Administration in 2011 for the provision of internet medical information services, which will remain valid until June 2016.

              Certificate of Qualification for Civil Aviation Transport Sales Agency.    The Rules on Cognizance of Qualification for Civil Aviation Transport Sales Agencies, issued by the China Aviation Transportation Association in 2006, require any entity acting as an air-ticketing sales agency to obtain a Certificate of Qualification for Civil Aviation Transport Sales Agency. Supplemental rules issued in 2008 require any air-ticketing sales agency engaging in online ticket sales to obtain an ICP License and complete a commercial website registration with the local administration for industry and commerce. Jingdong 360, one of our consolidated variable interest entities, has obtained an ICP License as well as Certificates of Qualification for Civil Aviation Transport Sales Agency for sales of air passengers transport tickets for both domestic and international air routes.

              Courier Service Operation Permit.    Pursuant to the Administrative Measures on the Courier Service Market and the Administrative Measures on Courier Service Operation Permits, any entity engaging in courier services must obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. Entities applying for a permit to operate courier services in a certain province should apply to the provincial level post bureau, while an entity applying for a permit to operate courier services across multiple provinces should apply to the State Post Bureau. An entity holding a cross-provincial Courier Service Operation Permit may provide courier services in cities other than its place of registration by establishing new branches at these cities and then filing with the relevant provincial post bureau for those branches within 20 days. The courier business must be operated within the permitted scope and valid term of the Courier Service Operation Permit. We have obtained two cross-provincial Courier Service Operation Permits that allow Jiangsu Jingdong and Jingbangda, two of our PRC subsidiaries providing logistics services, to operate an express delivery business in twelve provinces and ten cities in other provinces in China, and we are in the process of applying for extension of the coverage of our Courier Service Operation Permits to other areas of China. See "Risk Factors—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations."

              Road Transportation Operation Permit.    Under the Regulations on Road Transportation promulgated by the State Council in April 2004 and amended in September 2012, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and amended subsequently in July 2008, April 2009 and March 2012, anyone engaging in the business of operating road transportation and stations (sites) must obtain a Road Transportation Operation Permit, and each vehicle used for shipping must have a Road Transportation Certificate. Our subsidiary, Jiangsu Jingdong, and its 15 branches have obtained Road Transportation Operation Permits, and Jiangsu Jingdong's other branches, Jingbangda and its branches are in the process of applying for additional Road Transportation Operation Permits. See "Risk Factors—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations."

              Publication Operation Permit.    Pursuant to the Administrative Measures for the Publication Market jointly issued by the Ministry of Commerce and the General Administration of Press and Publication in March 2011, any entity or individual engaging in the wholesale or retail of books and audio and video products must obtain an approval from the relevant press and publication administrative authority and receive a Publication Operation Permit. An enterprise that has obtained a Publication Operation Permit is not required to obtain any special permission if it utilizes the internet and other information networks to sell books, but must file with the relevant press and publication administrative authority within 15 days following its commencement of operations on the internet. Foreign investors may engage in the distribution of audio and video products in China only in the form of contractual joint ventures between foreign and Chinese investors. Due to these measures, we engage in wholesale and retail of books and audio and video products through Jiangsu Yuanzhou, one of our consolidated variable interest entities. Jiangsu Yuanzhou has obtained a Publication Operation Permit.

              Payment Service License.    The Measures for the Administration of Payment Services of Non-Financial Institutions, issued by the People's Bank of China in 2010, and its implementing rules require any non-financial institution engaging in payment services, such as online payment, issuance and acceptance of prepaid cards, and bill collection via bankcard, to obtain a Payment Service License. The registered capital of an applicant that engages in a nationwide payment business must be at least RMB100 million, while that of an applicant engaging in payment business within a province must be at least RMB30 million. An indirect wholly owned subsidiary of Jingdong 360 has obtained a Payment Service License from the People's Bank of China with a term valid until May 2016, which enables us to engage in nationwide online payment business through internet, mobile phone and fixed phone and bill collection business via bankcard in Beijing. In addition, the subsidiary has also applied to the People's Bank of China for the expansion of the business types covered in the Payment Service License to cover issuance and acceptance of pre-paid cards, and the application has been publicized by the relevant government authority on its official website.

              Food Distribution Permit.    China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Distribution Permits issued by the State Administration of Industry and Commerce in July 2009, an enterprise needs to obtain a Food Distribution Permit from a local branch of the State Administration of Industry and Commerce to engage in the food distribution business. We sell food and nutritional supplements through our website. Our PRC subsidiaries or their branches engaging in food distribution business have obtained Food Distribution Permits.

              License or Registration for Wholesale and Retail of Liquor.    The Measures for the Administration of Liquor Circulation, issued by the Ministry of Commerce in November 2005, require any entity engaged in the wholesale or retail of liquor to file and register, within 60 days of acquiring a business license, with the local branch of the Ministry of Commerce at the same level as the local branch of the State Administration of Industry and Commerce where the entity is registered. In addition, certain provinces in the PRC have adopted a licensing system for the wholesale or retail of liquor. We sell liquor through our website. Our PRC subsidiaries or their branches engaging in the wholesale or retail of liquor have obtained the license or completed the required registration with the local branches of the Ministry of Commerce for such business.

              Medical Device Operation Enterprise Permit.    The Regulations on Supervision and Administration of Medical Devices, issued by the State Council in 2000, divide medical devices into three types. Enterprises engaging in the sale of Type I medical devices must file with the relevant drug supervision and administration authority while those engaging in the sale of Type II and Type III medical devices must obtain a Medical Device Operation Enterprise Permit from the relevant drug supervision and administrative authority. Beijing Jingdong Century Information Technology Co., Ltd., a subsidiary of Jingdong Century, has obtained a Medical Device Operation Enterprise Permit for the sale of several types of Type III medical devices.

              Permit for Production and Operation of Radio and TV Programs.    Under the Regulations on the Administration of Production of Radio and Television Programs issued by the State Administration of Radio, Film and Television in July 2004, any entities that engage in the production of radio and television programs are required to apply for a Permit for Production and Operation of Radio and TV Programs from the State Administration of Radio, Film and Television, now the General Administration of Press and Publication, Radio, Film and Television, or its provincial branches. Entities with this permit must conduct their business operations in compliance with the approved scope of production and operation. Furthermore, entities other than radio and TV stations are prohibited from producing consolidated radio and TV programs regarding current political news or similar subjects. Jingdong 360, one of our consolidated variable interest entities, has obtained a Permit for Production and Operation of Radio and TV Programs.

Regulations Relating to E-Commerce

              China's e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. In May 2010, the State Administration of Industry and Commerce adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, which took effective in July 2010. Under these measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with the State Administration of Industry and Commerce or its local branches must make the information stated in their business license available to the public or provide a link to their business license on their website. Online distributors must adopt measures to ensure safe online transactions, protect online shoppers' rights and prevent the sale of counterfeit goods. Information on products and transactions released by online distributors must be authentic, accurate, complete and sufficient.

              In January 2014, the State Administration of Industry and Commerce promulgated the Administrative Measures for Online Trading, which terminated the above interim measures and became effective in March 2014. The Administrative Measures for Online Trading further strengthen the protection of consumers and impose more stringent requirements and obligations on online business operators and third-party online marketplace operators. For example, online business operators are required to issue invoices to consumers for online products and services. Consumers are generally entitled to return products purchased from online business operators within seven days upon receipt, without giving any reason. Online business operators and third-party online marketplace operators are prohibited from collecting any information on consumers and business operators, or disclosing, selling or providing any such information to any third party, or sending commercial electronic messages to consumers, without their consent. Fictitious transactions, deletion of adverse comments and technical attacks on competitors' websites are prohibited as well. In addition, third-party online marketplace operators are required to examine and verify the identifications of the online business operators and set up and keep relevant records for at least two years. Moreover, any third-party online marketplace operator that simultaneously engages in online trading for products and services should clearly distinguish itself from other online business operators on the marketplace platform. We are subject to these measures as a result of our online direct sales and online marketplace.

Regulations Relating to Internet Content and Information Security

              The Administrative Measures on Internet Information Services specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. Furthermore, these measures clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offending content immediately, keep a record of it and report to the relevant authorities.

              Internet information in China is also regulated and restricted from a national security standpoint. The National People's Congress, China's national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content.

Regulations Relating to Internet Privacy

              In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People's Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. We have required our users to consent to our collecting and using their personal information, and established information security systems to protect user's privacy.

Regulations Relating to Product Quality and Consumer Protection

              The Product Quality Law applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product's manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person's property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

              The Consumer Protection Law sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe. The Consumer Protection Law was further amended in October 2013 and became effective in March 2014. The amended Consumer Protection Law further strengthen the protection of consumers and impose more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators on the internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the providers of the online marketplace platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages from the providers of the online marketplace platforms. Providers of online marketplace platforms that know or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

              We are subject to the Product Quality Law and the Consumer Protection Law as an online supplier of commodities and a provider of online marketplace platform and believe that we are currently in compliance with these regulations in all material aspects.

Regulations Relating to Pricing

              In China, the prices of a very small number of products and services are guided or fixed by the government. According to the Pricing Law, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, origin of production, specifications, and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law may subject business operators to administrative sanctions such as warning, ceasing unlawful activities, compensation, confiscating illegal gains, fines. The business operators may be ordered to suspend business for rectification, or have their business licenses revoked if the circumstances are severe. We are subject to the Pricing Law as an online retailer and believe that our pricing activities are currently in compliance with the law in all material aspects.

Regulations Relating to Microcredit

              The Guidance on the Pilot Establishment of Microcredit Companies, jointly promulgated by the China Banking Regulatory Commission and the People's Bank of China in 2008, allows provincial governments to approved the establishment of microcredit companies on a trial basis. Based on this guidance, many provincial governments in China, including that of Shanghai, promulgated local implementing rules on the administration of microcredit companies. The Implementing Rules for Works on Pilot Establishment of Microcredit Companies, issued by the Shanghai Municipal Government in 2008, provide that the sources of funds of a microcredit company must be limited to the capital contributions paid by its shareholders, monetary donations, and loans provided by no more than two banking financial institutions, and do not allow the loans from such banking financial institutions to exceed fifty percent of the net capital of the microcredit company. In addition, a microcredit company is not permitted to conduct any businesses outside the region where it is located. In August 2010, the Shanghai Financial Services Office, the regulatory entity for microcredit companies in Shanghai, issued the Several Opinions on Development Promotion of Microcredit Companies, pursuant to which foreign institutions that have experience and influence in the field of microcredit business are also allowed to establish microcredit companies in Shanghai. In addition, the authorities are considering permitting certain qualified microcredit companies to conduct a cross-region microcredit business on a pilot basis. We engage in our online microcredit businesses through one subsidiary of Jingdong Century registered in Shanghai.

Regulations Relating to Commercial Factoring

              The Notice on the Pilot Launch of Commercial Factoring, issued by the Ministry of Commerce in June 2012, launched commercial factoring in the Shanghai Pudong New Area and the Tianjin Binhai New Area. The Ministry of Commerce also issued several other notices to expand the list of pilot areas to include Guangzhou, Shenzhen, the Chongqing Liangjiang New Area and other areas. Under these notices and local implementing rules, commercial factoring companies may be established in these areas upon the approval of the local counterpart of the Ministry of Commerce or other competent authority. The business scope of a commercial factoring company may include the services of trade financing, management of sales ledgers, investigation and assessment of client credit standings, management and collection of accounts receivable and credit risk guarantee. The commercial factoring company is not allowed to conduct other financial business, such as taking deposits and lending loans, or to specialize in or carry out debt collection. Currently, we engage in a commercial factoring business through a subsidiary of Jingdong Century in Shanghai.

Regulations Relating to Mobile Telecommunications Resale Business

              In May 2013, the MIIT issued the Circular regarding the Pilot Work on Implementation of Mobile Telecommunications Resale Business and the Pilot Program on Mobile Telecommunications Resale Business, pursuant to which private capitals are encouraged to invest in the mobile telecommunications resale business. The resale business refers to the business whereby a reseller purchases mobile telecommunications services (excluding mobile satellite telecommunications service) from a basic telecommunications service provider who owns a mobile network, repackages the services with its private brand and sells the services to end users. The expiration date for the pilot program is December 31, 2015. Under the circular and the pilot program, the mobile telecommunications resale is categorized as a Class II basic telecommunications business but managed by reference to the value-added telecommunications business. A mobile communications reseller does not build its own wireless network, core network, transmission network and other mobile telecommunications network infrastructures, but must build its customer service system and may build its own business management platform, and billing, business accounting and other business supporting systems as needed. The applicant for the mobile telecommunications resale business shall be a private company of which the private funds shall not be less than 50% of the capital and the capital contributed by its sole biggest shareholder shall come from the private funds, and it shall also enter into a commercial contract for mobile telecommunications resale business with a basic telecommunications service provider, specifying the number resources for resale to mobile communications users, division of responsibilities for service quality assurance between both parties, protection of users' rights and interests, as well as user information, etc. Resellers may pre-collect service fees for a period of up to two year from users on condition that they offer proofs of their measures to ensure long-term services, and shall abide by the Telecommunications Regulations, the Administrative Measures on Internet Information Services and other PRC related laws and regulations. Jingdong 360 has been approved to be a pilot to conduct the mobile telecommunications resale business and cooperate with China Telecom in 46 cities and with China Unicom in 33 cities.

Regulations Relating to Leasing

              Pursuant to the Law on Administration of Urban Real Estate, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

              According to the PRC Contract Law, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

              Pursuant to the PRC Property Law, if a mortgagor leases the mortgaged property before the mortgage contract is executed, the previously established leasehold interest will not be affected by the subsequent mortgage; and where a mortgagor leases the mortgaged property after the creation and registration of the mortgage interest, the leasehold interest will be subordinated to the registered mortgage.

Regulations Relating to Advertising Business

              The State Administration for Industry and Commerce is the government agency responsible for regulating advertising activities in the PRC. According to PRC laws and regulations, companies that engage in advertising activities must obtain a business license from the State Administration for Industry and Commerce or its local branches which specifically includes operating an advertising business within its business scope. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the State Administration for Industry and Commerce or its local branches may revoke the violators' licenses or permits for their advertising business operations.

Regulations Relating to Intellectual Property Rights

              The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

              Copyright.    Pursuant to the Copyright Law and its implementation rules, creators of protected works enjoy personal and property rights, including, among others, the right of disseminating the works through information networks. Pursuant to the relevant PRC regulations, rules and interpretations, internet service providers will be jointly liable with the infringer if they (a) participate in, assist in or abet infringing activities committed by any other person through the internet, (b) are or should be aware of the infringing activities committed by their website users through the internet, or (c) fail to remove infringing content or take other action to eliminate infringing consequences after receiving a warning with evidence of such infringing activities from the copyright holder. In addition, where an ICP service operator is clearly aware of the infringement of certain content against another's copyright through the internet, or fails to take measures to remove relevant contents upon receipt of the copyright owner's notice, and as a result, it damages the public interest, the ICP service operator could be ordered to stop the tortious act and be subject to other administrative penalties such as confiscation of illegal income and fines. To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content we have licensed from content providers before they are released on our website and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.

              Patent.    The Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. As of February 28, 2014, we had 13 patents granted in China, 215 patent applications pending in China and 10 patent applications pending outside China.

              Trademark.    The Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a "first-to-file" principle with respect to trademark registration. As of February 28, 2014, we had 579 registered trademarks in different applicable trademark categories and had approximately 1,347 trademark applications in China.

              Domain Name.    Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the CNNIC is responsible for the daily administration of .cn domain names and Chinese domain names. CNNIC adopts the "first to file" principle with respect to the registration of domain names. We have registered jd.com, 360buy.com, 360buy.cn, 360buy.com.cn and other domain names.

Regulations Relating to Employment

              The Labor Contract Law and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee's salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision with an employee in an employment contract or non-competition agreement, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract. Employers in most cases are also required to provide a severance payment to their employees after their employment relationships are terminated.

              Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement. We have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations. See "Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties."

Regulations Relating to Dividend Withholding Tax

              Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, JD.com International Limited, 360buy E-Commerce (Logistics) Hong Kong Corporation Limited, 360buy E-Commerce (Jingdong) Hong Kong Corporation Limited and 360buy E-Commerce (Trade) Hong Kong Corporation Limited may be able to enjoy the 5% withholding tax rate for the dividends they receive from Star East, Jingbangda and Shanghai Shengdayuan, respectively, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtain the approvals as required. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Regulations Relating to Foreign Exchange

              The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

              In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE's approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Furthermore, SAFE promulgated a circular in November 2010, Circular 59, which tightens the regulation over settlement of net proceeds from overseas offerings like this offering and requires, among other things, the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents or otherwise approved by the board. Violations may result in severe monetary or other penalties.

              In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of lawful incomes derived by foreign investors in the PRC (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

MANAGEMENT

Directors and Executive Officers

              The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Richard Qiangdong Liu	41	Founder, Chairman of the Board of Directors and Chief Executive Officer
Xufu Li *	48	Director
Martin Chi Ping Lau	40	Director
Ming Huang	49	Independent Director
Louis T. Hsieh	49	Independent Director Appointee †
Haoyu Shen	44	Chief Operating Officer
Ye Lan	44	Chief Marketing Officer
Guoqing Zhao	38	Chief Strategy Officer
Yu Long	39	Chief Human Resources Officer and General Counsel
Sidney Xuande Huang	48	Chief Financial Officer
Shengqiang Chen	38	Chief Executive Officer of Internet Finance
Daxue Li	44	Senior Vice President of Technology

*
Xufu Li will resign before the completion of this offering. We plan to appoint independent directors before the completion of this offering.

†
Mr. Louis T. Hsieh has accepted appointment as our independent director, effective upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

              Richard Qiangdong Liu is the founder of our company and has been our chairman and chief executive officer since our inception. Mr. Liu has over 15 years of experience in the retail and e-commerce industries. In June 1998, Mr. Liu started his own business in Beijing, which was mainly engaged in the distribution of magneto-optical products. In January 2004, Mr. Liu launched his first online retail website. He founded our business later that year and has guided our development and growth since then. In December 2011, Mr. Liu received the prestigious award "2011 China Economic Person of the Year" from CCTV, China's largest nationwide television network. Mr. Liu has received numerous other awards for his achievements in the e-commerce industry in China, such as "2011 Chinese Business Leader" and Fortune China's "2012 Chinese Businessman." Mr. Liu received a bachelor's degree in sociology from People's University of China in Beijing and an EMBA degree from the China Europe International Business School.

              Xufu Li has served as our director since January 2009 and will resign before the completion of this offering. Mr. Li has 17 years of experience in the securities industry, where he specialized in mergers and acquisitions and equity market transactions for Chinese companies. Mr. Li is a partner of Bull Capital Partners, a private equity firm focusing on growth capital investments in the Greater China region. Mr. Li also serves as an independent director of Gemdale Holdings Co., Ltd., a property company listed on the Shanghai Stock Exchange, and a non-executive director of Celebrity City Hotel Management (China) Co., Ltd., a hotel operation and management company in China. Prior to joining Bull Capital Partners, Mr. Li worked at the Shanghai representative office of BNP Paribas Capital (Asia Pacific) Limited, where he was a director of its corporate finance department from 2006 to 2007 and specialized in the listing of Chinese companies on the Hong Kong Stock Exchange. From 2004 to 2006, Mr. Li was a general manger in the corporate finance department of Changjiang BNP Paribas Peregrine Securities Limited, a BNP Paribas joint venture in Shanghai. Prior to that, Mr. Li worked at Guotai Junan Securities Company Limited as a senior manager of the investment banking department from 1994 to 1996, and at China Southern Securities Company Limited as a general manager in its investment banking department in Shanghai from 1997 to 2004. Mr. Li received a bachelor's degree from Shanghai International Studies University, and a master's degree and a Ph.D. degree in economics from Fudan University in Shanghai.

              Martin Chi Ping Lau has served as our director since March 2014. Mr. Lau is president and executive director of Tencent Holdings Limited, a provider of comprehensive internet services serving the largest online community in China and listed on Hong Kong Stock Exchange. In 2007, Mr. Lau was appointed as an executive director of Tencent. In 2006, Mr. Lau was promoted as the president of Tencent to manage the day-to-day operation of Tencent. In February 2005, he joined Tencent as the chief strategy and investment officer, and was responsible for corporate strategies, investments, merger and acquisitions and investor relations. Prior to joining Tencent, Mr. Lau was an executive director at Goldman Sachs (Asia) L.L.C.'s investment banking division and the chief operating officer of its telecom, media and technology group. Prior to that, he worked at Mckinsey & Company, Inc. as a management consultant. Mr. Lau also serves as a non-executive director of Kingsoft Corporation Limited, an internet based software developer, distributor and software service provider listed in Hong Kong. Mr. Lau received a bachelor of science degree in electrical engineering from the University of Michigan, a master of science degree in electrical engineering from Stanford University and an MBA degree from Kellogg Graduate School of Management, Northwestern University.

              Ming Huang has served as our independent director since March 2014. Mr. Huang has been a professor of finance at China Europe International Business School since July 2010 and a professor of finance at the Johnson Graduate School of Management at Cornell University since July 2005. Mr. Huang also served as a professor of finance at Cheung Kong Graduate School of Business in China from July 2008 to June 2010 and Dean of the School of Finance at Shanghai University of Finance and Economics from April 2006 to March 2009. Prior to 2005, he was an associate professor of finance at the Graduate School of Business at Stanford University from September 2002 to June 2005 and an associate dean and visiting professor of finance at Cheung Kong Graduate School of Business from July 2004 to June 2005. Professor Huang's academic research primarily focuses on behavioral finance, credit risk and derivatives. In recent years, his research has focused on Chinese capital market and public companies. Professor Huang serves as an independent director of Yingli Green Energy Holding Company Limited, a company listed on the NYSE, an independent director of Qihoo 360 Technology Co. Ltd., a company listed on the NYSE, and an independent non-executive director of Fantasia Holdings Group Co., Ltd., a real-estate company listed on the Hong Kong Stock Exchange. Professor Huang also serves as a non-executive director of the Annuity Fund Management Board of China National Petroleum Corporation and Aegon-Industrial Fund Management Co., Ltd. Professor Huang received his bachelor's degree in physics from Peking University, a Ph.D. in theoretical physics from Cornell University and a Ph.D. in finance from Stanford University.

              Mr. Louis T. Hsieh will serve as our independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Hsieh has served as the chief financial officer of New Oriental Education & Technology Group Inc., the largest provider of private educational services in China listed on the NYSE, since December 2005, director since March 2007 and president since May 2009. Previously, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from 2004 to 2005. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was managing director and Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles. Mr. Hsieh also serves as an independent director of United Information Technologies, a leading Chinese storage solutions company. Mr. Hsieh holds a bachelor's degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

              Haoyu Shen has served as our chief operating officer since August 2011, and is in charge of our entire supply chain management including warehousing, transportation and last mile delivery functions. Mr. Shen also manages our customer service functions. Mr. Shen has extensive experience across different countries and industries. Prior to joining us, Mr. Shen worked at Baidu, Inc., the leading Chinese language internet search provider, where he served as a senior vice president from January 2010 to July 2011 and the vice president of business operations from July 2007 to July 2010. From June 2001 to June 2007, Mr. Shen worked at American Express in New York as a director at the strategic planning and business development group, a vice president at the prepaid card group and a vice president at the U.S. consumer card group. Prior to that, Mr. Shen was a management consultant at McKinsey & Company from 1997 to 2000 and a financial analyst at Sinochem Group from 1992 to 1995. Mr. Shen received a bachelor's degree in international finance from People's University of China in Beijing and an MBA degree from the University of Iowa. Mr. Shen is a CFA charterholder.

              Ye Lan has served as our chief marketing officer since February 2012, and is in charge of our procurement, sales, marketing and public relations functions. Mr. Lan has over 18 years of experience in sales and marketing in the Greater China region. Prior to joining us, Mr. Lan was an executive vice president for the China region at Acer Group, a Taiwan-based electronics company, from October 2010 to February 2012. Mr. Lan was the president and the chief executive officer of Founder Technology Group Corporation, a China-based computer producer listed on the Shanghai Stock Exchange, from October 2008 to September 2010. From 1993 to October 2008, Mr. Lan was at Lenovo Group, where he became the vice president responsible for the sales in the Greater China region. Mr. Lan received an EMBA degree from Tsinghua University in Beijing.

              Guoqing Zhao has served as our chief strategy officer since June 2012, and is in charge of our overall strategic planning and management. Mr. Zhao has extensive experience in commercial real estate industry, in particular the development, operation and capital management of high-end commercial property. Prior to joining us, Mr. Zhao co-founded and served as an executive director and vice president of China Central Place, a high-end commercial real estate company in China, from 2004 to June 2012. Mr. Zhao remains a member of the board of China Central Place. Mr. Zhao received his bachelor's degree from Nankai University and his master's and doctor's degrees from Tianjin University in Tianjin and an EMBA degree from the China Europe International Business School.

              Yu Long (also known as Rain Long) has served as our chief human resources officer and general counsel since August 2012. Ms. Long has extensive experience in handling the legal affairs of U.S. listed companies and managing multinational companies. Prior to joining us, Ms. Long served as the senior vice president, general counsel and chief compliance officer of UTStarcom Holdings Corp., a provider of interactive, IP-based network solutions listed on NASDAQ. Ms. Long joined UTStarcom in November 2010 as general counsel and vice president and was appointed as the chief compliance officer in December 2011 and then promoted to senior vice president in February 2012. Prior to that, Ms. Long worked for several Chinese and multinational telecommunication companies, and last served as the APAC Legal Affairs Director for the Swiss stock market listed Myriad Group AG and was appointed by its head office to be the key member of its China Executive Management Team. Ms. Long received her bachelor's degree in economic law from China Southwest Political and Law University in Chongqing and an EMBA from the China Europe International Business School. Ms. Long is a qualified attorney in the PRC.

              Sidney Xuande Huang has served as our chief financial officer since September 2013. Prior to joining us, Mr. Huang was the chief financial officer of Pactera Technology International Ltd., a NASDAQ-listed IT services provider, and its predecessor company, VanceInfo Technologies Inc., from July 2006 to September 2013. He was also the co-president of VanceInfo Technologies Inc. from 2011 to 2012 and its chief operating officer from 2008 to 2010. Prior to that, he was the chief financial officer with two other China-based companies in technology and internet sectors between 2004 and 2006. Mr. Huang was an investment banker with Citigroup Global Markets Inc. in New York from 2002 to 2004. He served as an audit manager of KPMG LLP from 1996 to 2000 and was a Certified Public Accountant in the State of New York. Mr. Huang is currently a director of Bitauto Holdings Limited, an internet company listed on the NYSE. Mr. Huang obtained his master's of business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor's degree in accounting from Bernard M. Baruch College, where he graduated as class valedictorian.

              Shengqiang Chen has served as the chief executive officer of our internet finance group since September 2013 and is in charge of the establishment and development of our new internet finance business. Mr. Chen has over 15 years of experience in finance and accounting management in China. Mr. Chen was our chief financial officer from March 2012 to September 2013, our finance vice president from January 2009 to March 2012 and our financial controller from April 2007 to December 2008. Mr. Chen received a bachelor's degree in accounting from Beijing Technology and Business University and an MBA degree from Beijing Institute of Technology in Beijing and has completed his studies at the EMBA program of China Europe International Business School.

              Daxue Li is our senior vice president of technology and in charge of our research and development and IT infrastructure. Mr. Li joined us in May 2008 and has served as our vice president and then senior vice president. Mr. Li has over 18 years of experience in the software engineering and internet industry. Prior to joining us, Mr. Li was the vice president of China Popular Computer Week Management Company Limited, the operator of China Popular Computer Week, a computer journal in China, from January 2006 to April 2008 and was the chief technology officer of Tianji Media Group, which operates a few websites, including chinabyte.com, an IT portal website in China, from June 1999 to December 2005. Prior to that, he founded and worked with Bitter Lilac Software Workshop focusing on the development of education software from 1996 to 1999. Mr. Li received his bachelor's degree from Shandong University in Jinan and master's degree from Chongqing University in Chongqing.

Board of Directors

              Our board of directors will consist of                        directors upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

              Under the new memorandum and articles of association that will become effective immediately prior to the completion of this offering, our board of directors will not be able to form a quorum without Mr. Richard Qiangdong Liu for so long as Mr. Liu remains a director.

Committees of the Board of Directors

              We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee's members and functions are described below.

              Audit Committee.    Our audit committee will consist of                        ,                         and                         .                        will be the chairman of our audit committee. We have determined that                        ,                         and                         satisfy the "independence" requirements of                        and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

  •
  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

  •
  reviewing with the independent auditors any audit problems or difficulties and management's response;

  •
  discussing the annual audited financial statements with management and the independent auditors;

  •
  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

  •
  reviewing and approving all proposed related party transactions;

  •
  meeting separately and periodically with management and the independent auditors; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

              Compensation Committee.    Our compensation committee will consist of                        ,                         and                         .                        will be the chairman of our compensation committee. We have determined that                        ,                         and                         satisfy the "independence" requirements of                        . The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

  •
  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

  •
  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

  •
  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

  •
  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management.

              Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of                        ,                          and                        .                         will be the chairperson of our nominating and corporate governance committee.                        ,                         and                         satisfy the "independence" requirements of                        . The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

  •
  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

  •
  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

  •
  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

  •
  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

              Under Cayman Islands law, our directors have fiduciary duties to our company, including duties to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by the directors is breached.

              Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual and extraordinary general meetings;

  •
  declaring dividends and distributions;

  •
  appointing officers and determining the term of office of the officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

              Our officers are elected by and serve at the discretion of the board of directors, except that, during the period when Tencent is subject to lock-up provisions, Tencent has the right to appoint one director to our board. Our non-independent directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. Our independent directors are subject to a contractual one-year term, which may be renewed for one additional year, unless either party provides a prior written notice to the other party before the initial term expires indicating the intention not to renew. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

Employment Agreements and Indemnification Agreements

              We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer's employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

              Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer's employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

              In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer's termination, or in the year preceding such termination, without our express consent.

              We also intend to enter into indemnification agreements with our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

              In 2013, we paid an aggregate of approximately RMB18 million (US$3 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2013 Share Incentive Plan

              We adopted a 2008 stock issuance plan in June 2008, a 2009 employee stock incentive plan in February 2009, a 2010 employee stock incentive plan in March 2010, a 2011 employee stock incentive plan in April 2011 and a 2011 special employee stock incentive plan in April 2011, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. We refer to these plans collectively as the Original Plans. Pursuant to the Original Plans, we issued a total of 106,850,910 ordinary shares to Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds these 106,850,910 ordinary shares for the purpose of transferring such shares to the plan participants according to our awards under our Original Plans, which were replaced by the 2013 Plan as described below, and administers the awards and acts according to our instruction, and is therefore treated as our consolidated variable interest entity under U.S. GAAP.

              On December 20, 2013, we adopted a 2013 Share Incentive Plan, or the 2013 Plan, which replaced all of the Original Plans in their entirety, and the Original Plans are no longer effective. We amended and restated the 2013 Plan on March 6, 2014, increasing the number of shares reserved for future awards under the 2013 Plan. The awards granted and outstanding under the Original Plans survive the termination of the Original Plans and remain effective and binding under the 2013 Plan, subject to certain amendments to the original award agreements.

              The maximum aggregate number of our shares which may be issued pursuant to all awards under the 2013 Plan is 468,133,012 shares as of the date of this prospectus, consisting of 106,850,910 shares that have been issued to and reserved with Fortune Rising Holdings Limited under the Original Plans, and 361,282,102 shares that are reserved under the 2013 Plan. The number of shares reserved for future issuances under the 2013 Plan will be increased by a number equal to 1% of the total number of outstanding shares as of the last day of the immediately preceding fiscal year, on the first day of each fiscal year during the term of the 2013 Plan commencing with the sixth fiscal year that occurs after the date when the 2013 Plan was adopted.

              The following paragraphs describe the principal terms of the 2013 Plan.

              Types of Awards.    The Plan permits the awards of options, restricted shares, restricted share units or any other type of awards that the committee or the board decides.

              Plan Administration.    Our board of directors, our compensation committee or a sub-committee designated by our board will administer the 2013 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant. Fortune Rising Holdings Limited is the holder on record of the original award pool of 106,850,910 shares and will grant awards to plan participants and execute the award agreements and other related agreements with plan participants based on the instructions of the committee or the full board of directors who administers the 2013 Plan.

              Award Agreement.    Awards granted under the 2013 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee's employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

              Eligibility.    We may grant awards to our employees, directors and consultants. However, we may grant options that are intended to qualify as incentive share options only to our employees.

              Acceleration of Awards upon Change in Control.    If a change in control of our company occurs, the plan administrator may, in its sole discretion, provide for (i) all awards outstanding to terminate at a specific time in the future and give each participant the right to exercise the vested portion of such awards during a specific period of time, or (ii) the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award, or (iii) the replacement of such award with other rights or property selected by the plan administrator in its sole discretion, or (iv) payment of award in cash based on the value of ordinary shares on the date of the change-in-control transaction plus reasonable interest.

              Vesting Schedule.    In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

              Exercise of Options.    The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is the tenth anniversary after the date of a grant.

              Transfer Restrictions.    Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

              Termination of the 2013 Plan.    Unless terminated earlier, the 2013 Plan will terminate automatically on December 20, 2023. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary and desirable to comply with applicable law. Shareholder approval is required for any amendment to the 2013 Plan that (i) increases the number of shares available under the 2013 Plan, or (ii) permits the plan administrator to extend the term of the 2013 Plan or the exercise period for an option beyond ten years from the date of grant.

              As of December 31, 2013, we had an aggregate of 54,258,365 restricted shares, which are treated as non-vested ordinary shares under U.S. GAAP, 40,494,351 restricted share units and options to purchase an aggregate of 26,912,328 ordinary shares that had been granted to our officers, employees and consultants and remained outstanding, excluding awards that were forfeited or cancelled after the relevant grant date. In March 2014, we granted 93,780,970 immediately vested restricted share units to Mr. Richard Qiangdong Liu, our founder, chairman and chief executive officer, pursuant to which we will issue 93,780,970 ordinary shares to Max Smart Limited, a British Virgin Islands company wholly owned by Mr. Richard Qiangdong Liu, immediately after the listing of our ADSs on [the NYSE/NASDAQ]. The number of restricted shares, restricted share units and options granted to each of our other directors and executive officers represents less than 1% of our total outstanding ordinary shares on an as-converted basis as of the date of this prospectus. The awards to our other directors and executive officers have two-year, four-year, five-year or six-year vesting schedule, with an equal installment vesting at the end of each calendar year following the grant.

PRINCIPAL [AND SELLING] SHAREHOLDERS

              Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

  •
  each of our directors and executive officers, including one director who will resign upon the SEC's declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part and the appointees who will become directors at that time;

  •
  each of our principal shareholders, including all shareholders who own beneficially more than 5% of our total outstanding shares; and

  •
  [each selling shareholder.]

              The calculations in the table below are based on 2,458,142,290 ordinary shares on an as-converted basis outstanding as of the date of this prospectus (including the 93,780,970 ordinary shares we will issue to Max Smart Limited immediately after the listing of our ADSs on [the NYSE/NASDAQ], pursuant to the 93,780,970 restricted share units that were granted to Mr. Richard Qiangdong Liu in March 2014 under our 2013 Plan and became fully vested immediately upon grant), and                        Class A ordinary shares and                         Class B ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

              Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Ordinary shares held by a shareholder are determined in accordance with our register of members.

									Ordinary Shares Beneficially Owned After This Offering
				Ordinary Shares Beneficially Owned Prior to This Offering							Total Ordinary Shares on an As- converted Basis
	Ordinary Shares Held Prior to This Offering						Ordinary Shares Being Sold in This Offering
												% of Aggregate Voting Power†[nc_cad,217][nc_cad,217]
									Class A Ordinary Shares	Class B Ordinary Shares
	Number		%†	Number		%†[nc_cad,217]	Number	%†[nc_cad,217]
Directors and Executive Officers:
Richard Qiangdong Liu(1)	463,345,349	(1)	18.8	1,374,985,025	(2)	55.9
Xufu Li(3)	—		—	—		—
Martin Chi Ping Lau(4)	—		—	—		—
Ming Huang	—		—	—		—
Haoyu Shen	—		—	*		*
Ye Lan	—		—	*		*
Guoqing Zhao	—		—	*		*
Rain Yu Long	—		—	*		*
Sidney Xuande Huang	—		—	*		*
Shengqiang Chen	—		—	*		*
Daxue Li	—		—	*		*
All Directors and Executive Officers as a Group	463,345,349		18.8	1,379,633,637		56.1
Principal [and Selling] Shareholders:
Max Smart Limited	463,345,349	(1)	18.8	1,258,921,165	(5)	51.2
Entities affiliated with Tiger Global Management(6)	445,272,385		18.1	445,272,385		18.1
Huang River Investment Limited(7)	351,678,637		14.3	351,678,637		14.3
HHGL 360Buy Holdings, Ltd.(8)	318,962,191		13.0	318,962,191		13.0
DST Global funds(9)	225,744,465		9.2	225,744,465		9.2
Best Alliance International Holdings Limited(10)	191,894,000		7.8	191,894,000		7.8
Fortune Rising Holdings Limited(11)	106,850,910		4.3	106,850,910		4.3
Strong Desire Limited(12)	53,640,484		2.2	53,640,484		2.2
Sequoia Capital funds(13)	39,821,655		1.6	39,821,655		1.6

*
Less than 1% of our total outstanding shares.

**
Except for Mr. Xufu Li, the business address of our directors and executive officers is 10th Floor, Building A, North Star Century Center, No. 8 Beichen West Street, Chaoyang District, Beijing 100101, The People's Republic of China.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares held by such person or group by the sum of the total number of shares outstanding, which is 2,458,142,290 on an as-converted basis as of the date of this prospectus, including the 93,780,970 ordinary shares we will issue to Max Smart Limited immediately after the listing of our ADSs on [the NYSE/NASDAQ], pursuant to the 93,780,970 restricted share units that were granted to Mr. Richard Qiangdong Liu in March 2014 under our 2013 Plan and became fully vested immediately upon grant.

††
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group (including voting rights granted by other shareholders who retain the economic interest in the shares being voted) by the sum of the total number of shares outstanding, which is 2,458,142,290 on an as-converted basis as of the date of this prospectus, including the 93,780,970 ordinary shares we will issue to Max Smart Limited immediately after the listing of our ADSs on [the NYSE/NASDAQ], pursuant to the 93,780,970 restricted share units that were granted to Mr. Richard Qiangdong Liu in March 2014 under our 2013 Plan and became fully vested immediately upon grant, and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus.

†††
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)
Represents (i) 369,564,379 ordinary shares directly held by Max Smart Limited, a British Virgin Islands company of which Mr. Richard Qiangdong Liu is the sole shareholder and the sole director, and (ii) the 93,780,970 ordinary shares we will issue to Max Smart Limited immediately after the listing of our ADSs on [the NYSE/NASDAQ], pursuant to the 93,780,970 restricted share units that were granted to Mr. Richard Qiangdong Liu in March 2014 under our 2013 Plan and became fully vested immediately upon grant.

(2)
Represents (i) 369,564,379 ordinary shares directly held by Max Smart Limited, a British Virgin Islands company of which Mr. Richard Qiangdong Liu is the sole shareholder and the sole director, as described in footnote (5) below, (ii) 93,780,970 ordinary shares, which Mr. Richard Qiangdong Liu has the right to acquire pursuant to the 93,780,970 restricted share units that were granted to him under our 2013 Plan and became fully vested in March 2014, and has instructed us to issue to Max Smart Limited immediately after the listing of our ADSs on [the NYSE/NASDAQ], and which shares will be re-designated as Class B ordinary shares immediately prior to the completion of this offering, (iii) 795,575,816 ordinary shares beneficially owned by Max Smart Limited given the irrevocable grant of voting rights by certain of our ordinary shareholders as described in footnote (5) below, (iv) 9,212,950 ordinary shares, with respect to which two of our ordinary shareholders, Kaixin Asia Limited and Accurate Way Limited, have irrevocably granted the voting rights to Mr. Richard Qiangdong Liu as their exclusive proxy and attorney-in-fact pursuant to a voting agreement and irrevocable proxy, and (v) 106,850,910 ordinary shares held by Fortune Rising Holdings Limited, a British Virgin Islands company, as described in footnote (11) below. As Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited, Mr. Liu may be deemed to beneficially own all of the ordinary shares held by Fortune Rising Holdings Limited in accordance with the rules and regulations of the SEC, notwithstanding the facts described in footnote (11) below.

(3)
Mr. Li is a director of our company appointed by Strong Desire Limited. Mr. Li disclaims beneficial ownership of the shares held by Strong Desire Limited, except to the extent of his pecuniary interest therein. The business address of Mr. Xufu Li is Room 1005A, 10/F, Bank of America Tower, No. 12 Harcourt Road, Central, Hong Kong.

(4)
Mr. Lau was appointed by Huang River Investment Limited. The business address of Mr. Lau is Level 29, Three Pacific Place, 1 Queen's Road East, Wanchai, Hong Kong.

(5)
Represents (i) 369,564,379 ordinary shares directly held by Max Smart Limited, which shares will be re-designated as Class B ordinary shares immediately prior to the completion of this offering, (ii) 93,780,970 ordinary shares, which Mr. Richard Qiangdong Liu has the right to acquire pursuant to the 93,780,970 restricted share units that were granted to him under our 2013 Plan and became fully vested in March 2014, and has instructed us to issue to Max Smart Limited immediately after the listing of our ADSs on [the NYSE/NASDAQ], and which shares will be re-designated as Class B ordinary shares immediately prior to the completion of this offering, and (iii) 795,575,816 ordinary shares, with respect to which certain holders of our ordinary shares, including the DST Global funds, the Sequoia funds, the Insight funds, the KPCB funds, Oeland Investments II LLC, Good Fortune Capital II, LLC, IGSB Internal Venture Fund II, LLC, the Kingdom 5-KR-233, Ltd. managed funds, HHGL 360Buy Holdings, Ltd., China Life Trustees Limited and Huang River Investment Limited have granted the voting rights to Max Smart Limited as their exclusive proxy and attorney-in-fact under our current amended and restated shareholders agreement, which rights will terminate upon the completion of this offering. Max Smart Limited is a company incorporated in the British Virgin Islands. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Max Smart Limited. The registered address of Max Smart Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(6)
Represents 281,392,400 ordinary shares held by Tiger Global Five 360 Holdings and 163,879,985 ordinary shares held by Tiger Global 360Buy Holdings. Such shares will be re-designated as Class A ordinary shares immediately prior to the completion of this offering. Both Tiger Global Five 360 Holdings and Tiger Global 360Buy Holdings are organized under the laws of Mauritius, and are ultimately controlled by Chase Coleman, Scott Shleifer and Lee Fixel. The business address of Tiger Global Five 360 Holdings and Tiger Global 360Buy Holdings is Twenty Seven, Cybercity, Ebene, Mauritius. We refer to these funds collectively as the Tiger Global funds.

(7)
Represents 351,678,637 ordinary shares, which shares will be re-designated as Class A ordinary shares immediately prior to the completion of this offering. Huang River Investment Limited is a company incorporated in the British Virgin Islands, and is wholly owned by Tencent Holdings Limited, a company listed on Hong Kong Stock Exchange. Pursuant to our current amended and restated shareholders agreement, Huang River Investment Limited irrevocably appointed Max Smart Limited as its exclusive proxy and attorney-in-fact to vote all its 351,678,637 shares on certain matters that will not have a dilutive effect on the shares of Huang River Investment Limited or a disproportionate, material and adverse effect on Huang River Investment Limited as compared to other shareholders and that do not specifically require the prior written approval of Huang River Investment Limited pursuant to the shareholders agreement, which voting arrangement will terminate upon the completion of this offering, and Huang River Investment Limited retain all other rights attached to the shares. The ordinary shares beneficially owned by Huang River Investment Limited after this offering include the          Class A ordinary shares that Huang River Investment Limited has agreed to purchase from us at the per share equivalent of the price to the public in this offering that represents 5% of our total issued and outstanding share capital on a fully diluted basis immediately following the completion of this offering. The registered address of Huang River Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(8)
Represents 86,477,516 ordinary shares and 232,484,675 ordinary shares issuable upon the conversion of 232,484,675 series C preferred shares. All of these shares will be re-designated as Class A ordinary shares immediately prior to the completion of this offering. HHGL 360Buy Holdings, Ltd. is owned by Gaoling Fund, L.P. and YHG Investment, L.P., both of which are Cayman Islands limited partnerships. Hillhouse Capital Management, Ltd. acts as the sole management company of Gaoling Fund, L.P. and sole general partner of YHG Investment, L.P. Mr. Lei Zhang may be deemed to have controlling power over Hillhouse Capital Management, Ltd. Mr. Lei Zhang disclaims beneficial ownership of all of the shares held by Gaoling Fund, L.P. and YHG Investment, L.P., except to the extent of his pecuniary interest therein. Pursuant to our current amended and restated shareholders agreement, HHGL 360Buy Holdings, Ltd. irrevocably appointed Max Smart Limited as its exclusive proxy and attorney-in-fact to vote 2,524,716 of its ordinary shares on certain matters that will not have a dilutive effect on the shares of HHGL 360Buy Holdings, Ltd. or a disproportionate, material and adverse effect on HHGL 360Buy Holdings, Ltd. as compared to other shareholders, which voting arrangement will terminate upon the completion of this offering, and HHGL 360Buy Holdings, Ltd. retains all other rights attached to the shares. The registered address of HHGL 360Buy Holdings, Ltd. is Citco B.V. I. Limited, Flemming House, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.

(9)
Represents 28,530,530 ordinary shares held by DST Global II, L.P., 19,954,850 ordinary shares held by DST China EC, L.P., 57,061,060 ordinary shares held by DST China EC II, L.P., 9,129,765 ordinary shares held by DST China EC III, L.P., 60,014,865 ordinary shares held by DST China EC 6 Limited, 27,886,125 ordinary shares held by DST Investments 1 Limited, 14,970,275 ordinary shares held by DST Investments 2 Limited, and 8,196,995 ordinary shares held by DST China EC X, L.P. All of these shares will be re-designated as Class A ordinary shares immediately prior to the completion of this offering. We refer to these funds collectively as the DST Global funds. The voting and dispositive power in the ordinary shares held by DST Global II, L.P., DST China EC, L.P., DST China EC II, L.P., DST China EC III, L.P. and DST China EC X, L.P. are controlled by their general partner, DST Managers Limited, which is ultimately controlled indirectly by Yuri Milner. The voting and dispositive power in the ordinary shares held by DST China EC 6 Limited, DST Investments 1 Limited and DST Investments 2 Limited are controlled by DST Global Advisors Limited, which is ultimately controlled indirectly by Yuri Milner. Certain shareholders of DST China EC 6 Limited, DST Investments 1 Limited and DST Investments 2 Limited have (i) consent rights over certain dispositions of shares held by such entity, and (ii) certain redemption and approval rights that could cause the disposition of shares held by such entity. Pursuant to our current amended and restated shareholders agreement, the DST Global funds irrevocably appointed Max Smart Limited as their exclusive proxy and attorney-in-fact to vote all their 225,744,465 shares on certain matters that will not have a dilutive effect on the shares of the DST Global funds or a disproportionate, material and adverse effect on the DST Global funds as compared to other shareholders, which voting arrangement will terminate upon the completion of this offering, and the DST Global funds retain all other rights attached to the shares. DST Global II, L.P., DST China EC, L.P., DST China EC III, L.P. and DST China EC X, L.P. are incorporated in the Cayman Islands, each with a registered address of One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands. DST China EC II, L.P. is registered in Singapore with an address of 10 Changi Business Park Central 2, #05-01, Hansapoint@CBP, Singapore 486030. DST China EC 6 Limited is incorporated in the British Virgin Islands with a registered address of Trident Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. DST Investments 1 Limited and DST Investments 2 Limited are incorporated in Isle of Man with a registered address of Queen Victoria House, 41-43 Victoria Street, Douglas, Isle of Man, IM1 2LF. The business address for the investment advisor to DST Global funds is c/o DST Investment Management Limited, 8 Finance Street, Two International Finance Centre, 67th Floor, Central, Hong Kong.

(10)
Represents 191,894,000 ordinary shares issuable upon the conversion of 191,894,000 series A preferred shares, which shares will be re-designated as Class A ordinary shares immediately prior to the completion of this offering. Best Alliance International Holdings Limited is a company incorporated in the British Virgin Islands, and controlled by Capital Today China Growth Fund, L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of Capital Today China Growth Fund, L.P. is Capital

    Today China Growth GenPar, Ltd., a Cayman Islands company, which is controlled by Xin Xu. Xin Xu disclaims the beneficial ownership with respect to the shares held by Best Alliance International Holdings Limited except to the extent of her pecuniary interest therein. The registered address of Best Alliance International Holdings Limited is at the office of CCS Trustees Limited of 263 Main Street, P.O. Box 2196, Road Town, Tortola, British Virgin Islands.

(11)
Represents 106,850,910 ordinary shares, which shares will be re-designated as Class B ordinary shares immediately prior to the completion of this offering. Fortune Rising Holdings Limited holds these 106,850,910 ordinary shares for the purpose of transferring such shares to the plan participants according to our awards under our Original Plans, which were replaced by the 2013 Plan, and administers the awards and acts according to our instruction, and is therefore treated as our consolidated variable interest entity under U.S. GAAP. Fortune Rising Holdings Limited exercises the voting power with respect to these shares according to our instruction. Fortune Rising Holdings Limited is a company incorporated in the British Virgin Islands. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. The registered address of Fortune Rising Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(12)
Represents 53,640,484 ordinary shares issuable upon the conversion of 53,640,484 series B preferred shares, which shares will be re-designated as Class A ordinary shares immediately prior to the completion of this offering. Strong Desire Limited is a company incorporated in the British Virgin Islands, and is wholly owned by Peregrine Greater China Capital Appreciation Fund, L.P., an exempted limited partnership registered in the Cayman Islands. The general partner of Peregrine Greater China Capital Appreciation Fund, L.P. is Bull Capital Partners GP Ltd., a Cayman Islands limited liability company. Peregrine Greater China Capital Appreciation Fund, L.P. is managed by Bull Capital Partners Ltd., an exempted limited liability company incorporated in the Cayman Islands. Bull Capital Partners GP Ltd. is wholly owned by Bull Capital Partners Ltd., which is controlled by Mr. Wong Kun-Kau. Thus, Mr. Wong has indirect controlling voting power over Strong Desire Limited. The registered address of Strong Desire Limited is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(13)
Represents 13,769,590 ordinary shares held by Sequoia Capital 2010 CGF HoldCo., Ltd. and 26,052,065 ordinary shares held by SC China Co-Investment 2011-A, L.P. All of these shares will be re-designated as Class A ordinary shares immediately prior to the completion of this offering. We refer to these funds collectively as Sequoia Capital funds. The general partner of the Sequoia Capital Funds is SC China Growth 2010 Management, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprise Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Pursuant to our current amended and restated shareholders agreement, the Sequoia Capital Funds irrevocably appointed Max Smart Limited as their exclusive proxy and attorney-in-fact to vote all their 39,821,655 shares on certain matters that will not have a dilutive effect on the shares of the Sequoia Capital Funds or a disproportionate, material and adverse effect on the Sequoia Capital Funds as compared to other shareholders, which voting arrangement will terminate upon the completion of this offering, and the Sequoia Capital Funds retain all other rights attached to the shares. The registered address of Sequoia Capital Funds is Cricket Square, Hutchins Drive, P.O. BOX 2681, Grand Cayman, KY1-1111, Cayman Islands.

              As of the date of this prospectus, a total of 28,337,910 ordinary shares are held of record by five ordinary shareholders in the United States and 12,915,815 series C preferred shares are held of record by one preferred shareholder in the United States, representing approximately 1.2% and 0.5%, respectively, of our total outstanding shares on an as-converted basis. None of our outstanding series A and series B preferred shares are held by record holders in the United States.

              Immediately prior to the completion of this offering, our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to twenty votes per share. The ADSs that we issue in this offering will represent Class A ordinary shares. Immediately prior to the completion of this offering, (i) 463,345,349 ordinary shares held by Max Smart Limited (including the 93,780,970 ordinary shares we will issue to Max Smart Limited immediately after the listing of our ADSs on [the NYSE/NASDAQ], pursuant to the 93,780,970 restricted share units that were granted to Mr. Richard Qiangdong Liu under our 2013 Plan and became fully vested in March 2014) and 106,850,910 ordinary shares held by Fortune Rising Holdings Limited will be re-designated as Class B ordinary shares on a one-for-one basis, and (ii) all of our remaining ordinary shares and preferred shares that are issued and outstanding will be re-designated as Class A ordinary shares on a one-for-one basis. See "Description of Share Capital—Ordinary Shares" for a more detailed description of our Class A ordinary shares and Class B ordinary shares.

              Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

              PRC laws and regulations currently limit foreign ownership of companies that engage in a value-added telecommunications service business or the distribution of media products in China. Due to these restrictions, we operate our relevant business through contractual arrangements between Jingdong Century, our PRC subsidiary, and Jingdong 360 and Jiangsu Yuanzhou, our variable interest entities. For a description of these contractual arrangements, see "Corporate History and Structure."

Private Placements

              See "Description of Share Capital—History of Securities Issuances."

Agreements with Tencent

              Strategic Cooperation Agreement.    On March 10, 2014, we entered into a strategic cooperation agreement and formed a strategic partnership with Tencent. As part of the strategic partnership, Tencent will offer us prominent level 1 access points in its mobile applications Weixin and Mobile QQ and provide internet traffic and other support from other key platforms to us. The two parties agreed to cooperate in a number of areas including mobile-related products, social networking services, membership systems and payment solutions. The strategic cooperation agreement has a term of five years and applies within the territory of the Greater China. Under the strategic cooperation agreement, we will become Tencent's preferred partner for all physical goods e-commerce businesses, and Tencent agrees not to engage in any direct sales or managed marketplace business model in physical goods e-commerce businesses in the Greater China and a few selected international markets for a period of eight years, other than through its controlled affiliate Shanghai Icson.

              Share Purchase Agreement.    In connection with the strategic cooperation agreement, we also entered into a share purchase agreement with Tencent and Huang River Investment Limited on March 10, 2014. Pursuant to the agreement, we issued a total of 351,678,637 ordinary shares to Huang River Investment Limited, a wholly-owned subsidiary of Tencent, representing 15% of our total issued and outstanding shares as of the closing of the transaction, calculated on a fully diluted basis under the treasury method. Huang River Investment Limited has agreed not to sell or transfer any of our shares it holds now during the three-year period commencing from March 10, 2014, subject to limited exceptions.

              Share Subscription Agreement.    We entered into a share subscription agreement with Tencent and Huang River Investment Limited on March 10, 2014. Pursuant to the agreement, Huang River Investment Limited has agreed to purchase a number of Class A ordinary shares from us at the per share equivalent of the price to the public in this offering that represents 5% of our total issued and outstanding share capital on a fully diluted basis immediately following the completion of this offering (including an option to further subscribe if the underwriters' over-allotment option is exercised). Huang River Investment Limited has agreed not to sell or transfer any of our shares it will acquire in the concurrent private placement during the three-year period commencing from March 10, 2014, subject to limited exceptions.

Shareholders Agreements

              We entered into our thirteenth amended and restated shareholders agreement on March 10, 2014 with our shareholders, which consist of holders of ordinary shares, series A preferred shares, series B preferred shares and series C preferred shares.

              Pursuant to this shareholders agreement, our board of directors may consist of a maximum of eleven directors. The Tiger Global funds are entitled to appoint one director so long as they hold in aggregate more than 75,000,000 ordinary shares; Best Alliance International Holdings Limited is entitled to appoint one director so long as it holds in aggregate more than 75,000,000 series A preferred shares; Strong Desire Limited is entitled to appoint one director so long as it holds in aggregate more than 53,640,484 series B preferred shares; HHGL 360Buy Holdings, Ltd. is entitled to appoint one director so long as it holds in aggregate more than 75,000,000 series C preferred shares and ordinary shares; Huang River Investment Limited is entitled to appoint one director so long as it holds in aggregate 80% of the aggregate number of shares it acquired in March 2014 plus the shares acquired concurrently with this offering; and Max Smart Limited is entitled to appoint all the remaining directors, and in any event no less than six directors, one of which is the chairman of the board. Such shareholders' right to appoint directors will automatically terminate upon the completion of this offering, except for Huang River Investment Limited's right to appoint one director, which will survive the completion of this offering until the earlier of March 10, 2017 and the date on which Huang River Investment Limited holds less than 75% of the aggregate of the number of shares it acquired in March 2014 plus the shares acquired concurrently with this offering.

              Under this shareholders agreement, our major shareholders, subject to certain conditions, have a right of first refusal with respect to any issuance of new shares by us, excluding the issuance of securities in connection with this offering and under our 2013 share incentive plan. In addition, we and certain of our major shareholders have a right of first refusal with respect to any transfer of our shares by our shareholders other than Fortune Rising Holdings Limited, and certain of our major shareholders also have a tag-along right with respect to any share transfer. We have also granted certain registration rights to our shareholders other than Max Smart Limited, Mr. Richard Qiangdong Liu and his associates as defined in the agreement. See "Description of Share Capital—Registration Rights." Except for the registration rights and Huang River Investment Limited's right to appoint one director, all the rights summarized above will automatically terminate upon the completion of this offering.

              Pursuant to an agreement we entered into with our shareholders in February 2012 and the letter agreements we entered into with our other shareholders subsequently, our shareholders agreed and undertook to vote in favor of a new memorandum and articles of association immediately prior to the completion of this offering to adopt a dual class voting structure. It is agreed that the shares held by Max Smart Limited, Fortune Rising Holdings Limited, Mr. Richard Qiangdong Liu and any of their affiliates may be re-designated as Class B ordinary shares on a one-for-one basis and have twenty votes per share, while all the other ordinary shares may be re-designated as Class A ordinary shares on a one-for-one basis and have one vote per share, and all the preferred shares will be convertible into and then re-designated as Class A ordinary shares based on the then-applicable conversion ratio.

Loan to Jiangsu Suqian Network Co., Ltd.

              In 2010, we loaned RMB1.5 million to Jiangsu Suqian Network Co., Ltd., a company controlled by a relative of Mr. Richard Qiangdong Liu, our founder, chairman and chief executive officer, to fund certain of its activities that were for our benefit. The loan was repaid in 2012, and no amount was outstanding as of December 31, 2013.

Services Provided to Beijing Haoyaoshi Medicine Co., Ltd.

              In 2011, 2012 and 2013, we provided online marketplace services to Beijing Haoyaoshi Medicine Co., Ltd., our equity investee, in the amount of RMB1 million, RMB8 million and RMB8 million (US$1 million), respectively. We provide online marketplace related services to Beijing Haoyaoshi Medicine Co., Ltd., a merchant of our online marketplace, and collect payments from customers on its behalf. As of December 31, 2011, 2012 and 2013, we had amounts of RMB1 million, RMB5 million and nil, respectively, due to Beijing Haoyaoshi Medicine Co., Ltd. for cash collections on its behalf related to online marketplace services. We disposed of the equity investment in Beijing Haoyaoshi Medicine Co., Ltd. in August 2013.

Employment Agreements and Indemnification Agreements

              See "Management—Employment Agreements and Indemnification Agreements."

Share Incentive Plan

              See "Management—2013 Share Incentive Plan."

DESCRIPTION OF SHARE CAPITAL

              We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

              As of the date of this prospectus, the authorized capital of our company is US$100,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.00002 each, which consist of 4,435,536,365 ordinary shares with a par value of US$0.00002 each and 564,463,635 preferred shares with a par value of US$0.00002 each. Of these preferred shares, 221,360,925 are designated as series A preferred shares, 84,786,405 are designated as series B preferred shares and 258,316,305 are designated as series C preferred shares. Immediately prior to the completion of this offering, (i) our authorized share capital will be US$2,000,000 divided into 99,000,000,000 Class A ordinary shares with a par value of US$0.00002 each and 1,000,000,000 Class B ordinary shares with a par value of US$0.00002 each, (ii) 463,345,349 ordinary shares held by Max Smart Limited (including the 93,780,970 ordinary shares we will issue to Max Smart Limited immediately after the listing of our ADSs on [the NYSE/NASDAQ], pursuant to the 93,780,970 restricted share units that were granted to Mr. Richard Qiangdong Liu under our 2013 Plan and became fully vested in March 2014) and 106,850,910 ordinary shares held by Fortune Rising Holdings Limited will be designated as Class B ordinary shares on a one-for-one basis, and (iii) all of the remaining ordinary shares and preferred shares that are issued and outstanding will be designated as Class A ordinary shares on a one-for-one basis.

Our Post-Offering Memorandum and Articles

              We have adopted an amended and restated memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering amended and restated memorandum and articles of association that we expect to adopt and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

              General.    All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our company will issue only non-negotiable shares, and will not issue bearer or negotiable shares.

              Ordinary Shares.    Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

              Conversion.    Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (i) any transfer of Class B ordinary shares or the voting power attached to Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in our post-offering amended and restated memorandum and articles of association) of such holder, or (ii) the transfer of a majority of the issued and outstanding voting securities or the voting power attached to such voting securities or the sale of all or substantially all of the assets of a holder of Class B ordinary shares that is an entity to any person or entity that is not an Affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. All Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares when Mr. Richard Qiangdong Liu ceases to be a director and the chief executive officer of our company, or in some other specified situations.

              Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors (provided always that dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business). Dividends received by each Class B ordinary share and Class A ordinary share in any dividend distribution shall be the same.

              Voting Rights.    Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law or provided for in our post-offering amended and restated memorandum and articles of association. In respect of matters requiring shareholders' vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes. Voting at any shareholders' meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes of the outstanding voting shares in our company present in person or by proxy.

              A quorum required for a meeting of shareholders consists of one or more shareholders present and holding shares which represent, in aggregate, not less than one-third of the votes attaching to the issued and outstanding voting shares in our company. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders' meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding shares which represent, in aggregate, no less than one-third of the votes attaching to our voting share capital. Advance notice of at least seven days is required for the convening of our annual general shareholders' meeting and any other general shareholders' meeting.

              An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution. A special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-offering memorandum and articles of association.

              Under our post-offering memorandum and article of association, so long as the total issued and outstanding Class B ordinary shares constitute a majority of our aggregate voting rights and a majority of the total issued and outstanding Class A ordinary shares are held by the persons (exclusive of Max Smart Limited, Fortune Rising Holdings Limited, Mr. Richard Qiangdong Liu and their Affiliates) that were our shareholders immediately prior to the completion of this offering, any amendments to our post-offering memorandum and articles of association and certain related party transactions between Mr. Richard Qiangdong Liu or any of his immediate family members or Affiliates, on one hand, and us on the other hand, require approval by both (i) holders of a majority of the total issued and outstanding Class A ordinary shares (exclusive of Max Smart Limited, Fortune Rising Holdings Limited, Mr. Richard Qiangdong Liu and their Affiliates) and (ii) an ordinary resolution passed by holders of a majority of our aggregate voting rights.

              Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

              Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares. The shares that have been called upon and remain unpaid are subject to forfeiture.

              Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company's profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

              Variations of Rights of Shares.    The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of a majority of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series.

              Anti-Takeover Provisions.    Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

  •
  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

  •
  limit the ability of shareholders to requisition and convene general meetings of shareholders.

              However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

              General Meetings of Shareholders and Shareholder Proposals.    Our shareholders' general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

              As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting.

              Shareholders' annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or our chairman. Our board of directors shall give not less than seven days' written notice of a shareholders' meeting to those persons whose names appear as members in our register of members on the date the notice is given (or on any other date determined by our directors to be the record date for such meeting) and who are entitled to vote at the meeting.

              Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

              Limitations on the Right to Own Shares.    There are no limitations on the right to own our shares.

              Transfer of Shares.    Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

              However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of shares;

  •
  the instrument of transfer is properly stamped, if required;

  •
  the ordinary shares transferred are free of any lien in favor of us;

  •
  any fee related to the transfer has been paid to us; and

  •
  in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

              If our directors refuse to register a transfer they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

              Directors' Power to Issue Shares.    Our post-offering memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

              Our post-offering memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

  •
  the designation of the series;

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  the number of shares of the series;

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  the dividend rights, dividend rates, conversion rights, voting rights; and

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  the rights and terms of redemption and liquidation preferences.

              Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

              Exempted Company.    We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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  an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

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  an exempted company's register of members is not required to be open to inspection;

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  an exempted company does not have to hold an annual general meeting;

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  an exempted company may issue no par value, negotiable or bearer shares;

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  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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  an exempted company may register as a limited duration company; and

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  an exempted company may register as a segregated portfolio company.

              "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder's shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with the                                    rules in lieu of following home country practice after the closing of this offering.

              Register of Members.    Under the Companies Law, we must keep a register of members and there should be entered therein:

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  the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

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  the date on which the name of any person was entered on the register as a member; and

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  the date on which any person ceased to be a member.

              Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issue of shares by us to the depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

              If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

              The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

              Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a "consolidation" means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

              In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors (representing 75% by value) with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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  the statutory provisions as to the required majority vote have been met;

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  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

              When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

              If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

              Shareholders' Suits.    In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

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  an acts which is illegal or ultra vires;

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  an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and

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  an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

              Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that our directors and officers shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person's own dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

              Directors' Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

              As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company: a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

              Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

              Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

              Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

              Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed by ordinary resolution of our shareholders.

              Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation's outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

              Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

              Dissolution; Winding Up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

              Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

              Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

              Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation's certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Law, our memorandum and articles of association may only be amended by special resolution of our shareholders.

              Rights of Non-Resident or Foreign Shareholders.    There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records

              Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

History of Securities Issuances

              The following is a summary of our securities issuances in the past three years.

              Ordinary Shares.    In April 2011, we issued and sold a total of 94,295,585 ordinary shares to DST Global funds for an aggregate consideration of approximately US$314 million.

              In June 2011, we issued and sold a total of 59,360,990 ordinary shares to DST Global funds for an aggregate purchase price of approximately US$200 million, and concurrently we issued and sold a total of 63,890,895 ordinary shares to DST Global funds for an aggregate purchase price of approximately US$232 million.

              In June 2011, we issued and sold a total of 59,099,095 ordinary shares, including 39,821,655 ordinary shares to the Sequoia funds, which consist of Sequoia Capital 2010 CGF HoldCo., Ltd. and SC China Co-Investment 2011-A, L.P., and 19,277,440 ordinary shares to the Insight funds, which consist of Insight Venture Partners VII, L.P., Insight Venture Partners VII (Co-Investors), L.P., Insight Venture Partners (Cayman) VII, L.P. and Insight Venture Partners (Cayman) VII, L.P., for an aggregate consideration of approximately US$215 million.

              In February 2012, we issued a total of 83,952,800 ordinary shares to a fund affiliated with HHGL 360Buy Holdings, Ltd., upon its exercise of the warrants, which were granted to it in September 2010, and payment of an aggregate exercise price of approximately US$65 million.

              In November 2012, we issued and sold a total of 44,182,531 ordianry shares to Classroom Investments Inc. and 18,935,370 ordinary shares to Tiger Global 360Buy Holdings, for an aggregate consideration of approximately US$250 million.

              In February 2013, we issued and sold a total of 100,988,642 ordinary shares to Kingdom 5-KR-232, Ltd., Kingdom 5-KR-225, Ltd., Supreme Universal Holdings Ltd. and Goldstone Capital Ltd. for an aggregate consideration of approximately US$400 million. Concurrently, we issued and sold 8,196,995 ordinary shares to DST Global funds for a purchase price of approximately US$32 million.

              In February 2013, we issued a total of 9,960,005 ordinary shares at par value to Fortune Rising Holdings Limited, which holds such ordinary shares for future awards to our employees as part of our Original Plans.

              In March 2014, we issued a total of 351,678,637 ordinary shares to Huang River Investment Limited, a wholly-owned subsidiary of Tencent, in connection with our acquisition of 100% interests in Tencent's QQ Wanggou B2C and PaiPai C2C marketplace businesses, a minority stake in Shanghai Icson, logistics personnel and certain other assets and a strategic cooperation agreement that Tencent has entered into with us.

              Restricted Shares, Restricted Share Units and Options.    In 2011 and 2012, we granted an aggregate of 6,878,360 restricted share units and 33,965,411 restricted share units, respectively, to our employees and certain consultants. In 2013, we granted an aggregate of 15,183,405 restricted share units and options to purchase an aggregate of 3,048,750 ordinary shares to our employees and certain consultants. In December 2013, certain of our employees elected to exchange an aggregate of 7,954,526 restricted share units which had been previously granted to them for options to purchase an aggregate of 23,863,578 ordinary shares.

              In March 2014, we granted 93,780,970 immediately vested restricted share units to Mr. Richard Qiangdong Liu, our founder, chairman and chief executive officer, pursuant to which we will issue 93,780,970 ordinary shares to Max Smart Limited, a British Virgin Islands company wholly owned by Mr. Richard Qiangdong Liu, immediately after the listing of our ADSs on [the NYSE/NASDAQ].

              Share Split.    On April 18, 2012, we effected a 5-for-1 share split whereby all of our 259,084,486 ordinary shares, par value US$0.0001 each, that were issued and outstanding at the time were converted into 1,295,422,430 ordinary shares, par value US$0.00002 each; all of our 38,378,800 series A preferred shares, par value US$0.0001 each, that were issued and outstanding at the time were converted into 191,894,000 series A preferred shares, par value US$0.00002 each; all of our 16,957,281 series B preferred shares, par value US$0.0001 each, that were issued and outstanding at the time were converted into 84,786,405 series B preferred shares, par value US$0.00002 each; and all of our 51,663,261 series C preferred shares, par value US$0.0001 each, that were issued and outstanding at the time were converted into 258,316,305 series C preferred shares, par value US$0.00002 each. As a result of the share split, the number of our total authorized shares was increased from 500,000,000 to 2,500,000,000 on April 18, 2012. The number of our authorized ordinary shares was increased from 387,107,273 to 1,935,536,365, the number of our authorized series A preferred shares was increased from 44,272,185 to 221,360,925, the number of our authorized series B preferred shares was increased from 16,957,281 to 84,786,405 and the number of our authorized series C preferred shares was increased from 51,663,261 to 258,316,305. The share split has been retroactively reflected for all periods presented herein. In January 2013, the number of our total authorized shares was further increased to 3,000,000,000, and the number of our authorized ordinary shares was further increased to 2,435,536,365. In March 2014, the number of our total authorized shares was further increased to 5,000,000,000, and the number of our authorized ordinary shares was further increased to 4,435,536,365.

Registration Rights

              Pursuant to our thirteenth amended and restated shareholders agreement, we have granted certain registration rights to holders of our registrable securities, which include our ordinary shares issued or issuable pursuant to conversion of our preferred shares, except those held by Mr. Richard Qiangdong Liu, Max Smart Limited and Mr. Richard Qiangdong Liu's associate as defined in the agreement. Set forth below is a description of the registration rights granted under the agreement.

              Demand Registration Rights.    At any time after six months following the completion of this offering, holders of at least 15% of our outstanding registrable securities have the right to demand that we file a registration statement covering the registration of more than 10% of the total registrable securities then outstanding or the registration of the registrable securities with anticipated aggregate gross proceeds in excess of US$20 million. We, however, are not obligated to effect a demand registration if we have already effected a registration within six months preceding the date of such request or if we have effected three demand registrations. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if our board of directors determines in good faith that filing of a registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period and cannot register any securities during such 12-month period. Further, if the registrable securities are offered by means of an underwriting and the underwriter advises us in writing that marketing factors require a limitation of the number of securities to be underwritten, a maximum of 75% of such registrable securities may be reduced as required by the underwriters and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that in no event may any registrable securities be excluded from such underwriting unless all other securities are first excluded.

              Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our securities other than relating to any employee benefit plan or a corporate reorganization, we must offer holders of our registrable securities an opportunity to include in the registration all or any part of their registrable securities. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriters may decide to exclude shares from the registration and the underwriting and to allocate the number of securities first to us and second to each of holders requesting for the inclusion of their registrable securities on a pro rata basis based on the total number of registrable securities held by each such holder and third, to holders of other securities of our company, provided that (1) in no event may any registrable securities be excluded from such offering unless all other securities are first excluded, and (2) in no event may the amount of securities of selling holders of registrable securities be reduced below 25% of the aggregate number of registrable securities requested to be included in such offering.

              Form F-3 Registration Rights.    Holders of at least 15% of our outstanding registrable securities have the right to request that we effect registration statements on Form F-3 at any time after our initial public offering. We, however, are not obligated to effect such registration if, among other things, (1) Form F-3 is not available for such offering by the holders of registrable securities, (2) the aggregate anticipated price of such offering is less than US$5 million, (3) we have effected a registration within the six-month period preceding the date of such request for Form F-3 registration and (4) we have effected at least three Form F-3 registrations in any 12-month period. We have the right to defer filing of a Form F-3 registration statement for a period of not more than 90 days after the receipt of the request of relevant holders if our board of directors determines in good faith that filing of such registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period and cannot register any other securities during such 90-day period.

              Expenses of Registration.    We will bear all registration expenses, other than underwriting discounts and selling commissions incurred in connection with any demand, piggyback or F-3 registration, except each holder that exercised its demand, piggyback or F-3 registration rights will bear such holder's proportionate share (based on the total number of shares sold in such registration other than for our account) of all underwriting discounts and selling commissions or other amounts payable to underwriters or brokers. We are also not required to pay for any expenses of any registration proceeding begun in response to holders' exercise of their demand registration rights if the registration request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered, subject to a few exceptions.

              Termination of Obligations.    We have no obligation to effect any demand, piggyback or Form F-3 registration upon the earlier of (i) the second anniversary after the completion of this offering; and (ii) as to any registrable security holder, at such time as all registrable securities owned by such holder may be sold in any 90-day period without registration pursuant to Rule 144 under the Securities Act, except that Huang River Investment Limited has the right to demand on one occasion registration of its shares during the two-year period following March 10, 2017.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

                                      , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in                        Class A ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

              The depositary's office is located at                        .

              You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

              As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

              The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms apart. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC's website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

              We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

              Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

  •
  Cash.  The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary's expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

  •
  Shares.  In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

  •
  Rights to Receive Additional Shares.  In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

  •
  sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

  •
  if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

              We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

  •
  Other Distributions.  In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

              If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

              Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

              The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

              We cannot assure you that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

              The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

              Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of                         , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

              The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as "deposited securities".

              Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary's direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder's name. An ADR holder can request that the ADSs not be held through the depositary's direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

              When you turn in your ADR certificate at the depositary's office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

              The depositary may only restrict the withdrawal of deposited securities in connection with:

  •
  temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends;

  •
  the payment of fees, taxes and similar charges; or

  •
  compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

              This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

              The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

  •
  to receive any distribution on or in respect of shares,

  •
  to give instructions for the exercise of voting rights at a meeting of holders of shares,

  •
  to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

  •
  to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

              If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. No voting instructions may be deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

              Under our constituent documents the depositary would be able to provide us with voting instructions without having to personally attend meetings in person or by proxy. Such voting instructions may be provided to us via facsimile, email, mail, courier or other recognized form of delivery and we agree to accept any such delivery so long as it is timely received prior to the meeting. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. Under the post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering, the minimum notice period required to convene a general meeting is seven days. The depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

              Notwithstanding the above, we have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.

              There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

              The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

              Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

              The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

              The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

  •
  a fee of US$            per ADR or ADRs for transfers of certificated or direct registration ADRs;

  •
  a fee of up to US$            per ADS for any cash distribution made pursuant to the deposit agreement;

  •
  a fee of up to US$            per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

  •
  reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary's agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

  •
  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares and there would be a fee of five cents per ADS outstanding);

  •
  stock transfer or other taxes and other governmental charges;

  •
  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

  •
  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

  •
  expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

              We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

              Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

              ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary, and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

              By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

              If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

  •
  amend the form of ADR;

  •
  distribute additional or amended ADRs;

  •
  distribute cash, securities or other property it has received in connection with such actions;

  •
  sell any securities or property received and distribute the proceeds as cash; or

  •
  none of the above.

              If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

              We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

              The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary's only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADS Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

              Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

  •
  payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

  •
  the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

  •
  compliance with such regulations as the depositary may establish consistent with the deposit agreement.

              The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

              The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

  •
  any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People's Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary's or our respective agents' control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

  •
  it exercises or fails to exercise discretion under the deposit agreement or the ADR;

  •
  it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

  •
  it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

  •
  it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

              Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of                        . The depositary and the custodian(s) may use third-party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third-party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

              Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder's or beneficial owner's income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

              Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

              In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

              The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

              To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

              The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary's direct registration system. Registered holders of ADRs may inspect such records at the depositary's office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

              The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

              In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may issue ADSs prior to the receipt of shares (each such transaction a "pre-release"). The depositary may receive ADSs in lieu of shares (which ADSs will promptly be canceled by the depositary upon receipt by the depositary). Each such pre-release will be subject to a written agreement whereby the person or entity (the "applicant") to whom ADSs are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares in its records and to hold such shares in trust for the depositary until such shares are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days' notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to pre-released ADSs outstanding), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

              In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

  •
  be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

  •
  appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable

    ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

              The deposit agreement and the ADSs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding anything contained in the deposit agreement, any ADR or any present or future provisions of the laws of the State of New York, the rights of holders of Shares and of any other deposited securities, as such, shall be governed by the laws of the Cayman Islands (or, if applicable, such other laws as may govern the deposited securities).

              By holding an ADS or an interest therein, registered holders of ADSs and beneficial owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

SHARES ELIGIBLE FOR FUTURE SALES

              Upon completion of this offering, we will have                        ADSs outstanding, representing approximately        % of our outstanding ordinary shares, which (i) assume the underwriters do not exercise their over-allotment option to purchase additional ADSs, and (ii) include the                  Class A ordinary shares we issue and sell through a concurrent private placement to Huang River Investment Limited, assuming the underwriters do not exercise their over-allotment option. All of the ADSs sold in this offering will be freely transferable by persons other than by our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on the                        , but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

              [We have agreed, for a period of 180 days after the date of this prospectus, [not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.]

              [Furthermore, [each of our directors, executive officers and existing shareholders] has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. [These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any.] These parties collectively own [all of] our outstanding ordinary shares, without giving effect to this offering.]

              The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See "Underwriting."

              Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

              All of our ordinary shares that will be outstanding upon the completion of this offering, other than those class A ordinary shares sold in this offering, are "restricted securities" as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

  •
  1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal                        class A ordinary shares, assuming the underwriters do not exercise their over-allotment option, or                        class B ordinary shares; or

  •
  the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

              Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

              In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

              The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People's Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our special Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Zhong Lun Law Firm, our special PRC counsel; and to the extent that the discussion states specific legal conclusions under U.S. federal income tax law as to the material U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, and subject to the qualifications herein, it represents the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, our special United States counsel.

Cayman Islands Taxation

              The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

              There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

People's Republic of China Taxation

              Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with "de facto management body" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

              We believe that none of JD.com, Inc. and its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. JD.com, Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that JD.com, Inc. meets all of the conditions above. JD.com, Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other subsidiaries outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body."

              If the PRC tax authorities determine that JD.com, Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of JD.com, Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that JD.com, Inc. is treated as a PRC resident enterprise.

              Provided that our Cayman Islands holding company, JD.com, Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in certain low tax jurisdictions, the non-resident enterprise, being the transferor, must report this Indirect Transfer to the relevant tax authority of the PRC resident enterprise. The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. See "Risks Related to Doing Business in China—We face uncertainties with respect to the application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises."

Material United States Federal Income Tax Considerations

              The following is a discussion of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will hold our ADSs or ordinary shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the "Code"). This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United

States federal income tax purposes, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

              In addition, this discussion does not address any state, local or non-United States tax considerations (other than the discussion below relating to certain withholding rules and the United States—PRC income tax treaty). Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

General

              For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

              If a partnership (or other entity treated as a partnership for United States federal income tax purposes) owns our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

Passive Foreign Investment Company Considerations

              A non-United States corporation, such as our company, will be classified as a "passive foreign investment company," or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company's unbooked intangibles associated with active business activity are taken into account as a non-passive asset. The average percentage of a corporation's assets that produce or are held for the production of passive income generally is determined on the basis of the fair market value of the corporation's assets at the end of each quarter. This determination is based on the adjusted tax basis of the corporation's assets, however, if the corporation is a controlled foreign corporation, or CFC, that is not a publicly traded corporation for the taxable year. We would be treated as a CFC for any year on any day in which U.S. Holders each own (directly, indirectly or by attribution) at least 10% of our voting shares and together own more than 50% of the total combined voting power of all classes of our voting shares or more than 50% of the total value of all of our shares. If we are treated as a CFC for United States federal income tax purposes for any portion of our taxable year that includes this offering, we would likely be classified as a PFIC for our taxable year ending December 31, 2014. The CFC determination involves a highly complex and technical factual analysis and, in certain cases such as our own, potentially cannot be made with complete certainty. However, although no assurances can be made in this regard because of these complexities, based on our current shareholder composition, we believe that we are not a CFC.

              In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that that we are not the owner of our VIEs for United States federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

              Subject to the foregoing uncertainties, based on our current income and assets and projections of the value of our ADSs and outstanding ordinary shares, we do not expect to be classified as a PFIC for our taxable year ending December 31, 2014 or in the foreseeable future. While we do not anticipate becoming a PFIC following the year of the offering, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs or ordinary shares, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering. Among other factors, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current or future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

              If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC tax rules discussed below under "—Passive Foreign Investment Company Rules" generally will apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC. The discussion below under "—Dividends" and "—Sale or Other Disposition of ADSs or Ordinary Shares" assumes that we will not be classified as a PFIC for United States federal income tax purposes.

Dividends

              Any cash distributions (including any amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a "dividend" for United States federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

              A non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to "qualified dividend income" on dividends paid on our ADSs, provided that certain conditions are satisfied, including that (1) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the "Treaty"), (2) we are neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Because we do not expect our ordinary shares will be listed on an established securities market, we do not believe that dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for such reduced tax rates, unless we are deemed to be a PRC resident enterprise (as described above). In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC taxes on dividends paid on our ADSs or ordinary shares. We may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

              For United States foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

              A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the sale or other disposition and the holder's adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States-source gain or loss for United States foreign tax credit purposes. However, in the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC because we are deemd to be a PRC resident enterprise, a U.S. Holder may be able to elect to treat such gain as PRC-source gain. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

              If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a "mark-to-market" election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

  •
  the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or ordinary shares;

  •
  amounts allocated to the current taxable year and any taxable years in a U.S. Holder's holding period prior to the first taxable year in which we are classified as a PFIC (a "pre-PFIC year") will be taxable as ordinary income; and

  •
  amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such U.S.

    Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

              If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

              As an alternative to the foregoing rules, a U.S. Holder of "marketable stock" in a PFIC may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that the listing of the ADSs on the [NASDAQ/NYSE] is approved and that the ADSs are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

              Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the general PFIC rules described above with respect to such U.S. Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

              A U.S. Holder that holds ADSs or ordinary shares in any year in which we are classified as a PFIC may make a "deemed sale" election with respect to such ADSs or ordinary shares in a subsequent taxable year in which we are not classified as a PFIC. If a U.S. Holder makes a valid deemed sale election with respect to such ADSs or ordinary shares, such U.S. Holder will be treated as having sold all of its ADSs or ordinary shares for their fair market value on the last day of the last taxable year in which we were a PFIC and such ADSs or ordinary shares will no longer be treated as PFIC stock. A U.S. Holder will recognize gain (but not loss), which will be subject to tax as an 'excess distribution' received on the last day of the last taxable year in which we were a PFIC. A U.S. Holder's basis in the ADSs or ordinary shares would be increased to reflect gain recognized, and such U.S. Holder's holding period would begin on the day after we ceased to be a PFIC.

              The deemed sale election is only relevant to U.S. Holders that hold the ADSs or ordinary shares during a taxable year in which we cease to be a PFIC. U.S. Holders are urged to consult their tax advisors regarding the advisability of making a deemed sale election and the consequences thereof in light of the U.S. Holder's individual circumstances.

              We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the tax treatment for PFICs described above.

              If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual Internal Revenue Service Form 8621.

              Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing of ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Medicare Tax

              An additional 3.8% tax is imposed on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, "net investment income" generally includes interest, dividends (including dividends paid with respect to our ADSs or ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. U.S. Holders are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of an investment in the ADSs or ordinary shares.

Backup Withholding and Information Reporting

              Individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

              Proceeds from the sale, exchange or other disposition of, or a distribution on, the ADSs or ordinary shares may be subject to information reporting to the IRS and possible backup withholding. Backup withholding generally will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

              Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder's United States federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS. Each U.S. Holder is encouraged to consult its own tax advisor regarding the application of the information reporting and backup withholding rules.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement between us[, the selling shareholders] and the underwriters, we [and the selling shareholders] have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us [and the selling shareholders], the number of ADSs set forth opposite its name below.

Underwriter	Number of ADSs
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC

Total

              Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us that the underwriters propose initially to offer the ADSs to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of US$            per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us[and the selling shareholders]. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ADSs.

	Per Share	Without Option	With Option
Public offering price	US$	US$	US$
Underwriting discount	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$
[Proceeds, before expenses, to the selling shareholders	US$	US$	US$ ]

Option to Purchase Additional ADSs

              We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to             additional ADSs at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter's initial amount reflected in the above table.

Reserved ADSs

              [At our request, the underwriters have reserved for sale, at the initial public offering price, up to            or         % of the ADSs offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved ADSs, this will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.]

No Sales of Similar Securities

              We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any ordinary shares and ADSs;

  •
  sell any option or contract to purchase any ordinary shares and ADSs;

  •
  purchase any option or contract to sell any ordinary shares and ADSs;

  •
  grant any option, right or warrant for the sale of any ordinary shares and ADSs;

  •
  lend or otherwise dispose of or transfer any ordinary shares and ADSs;

  •
  request or demand that we file a registration statement related to the ordinary shares and ADSs; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares and ADSs whether any such swap or transaction is to be settled by delivery of ADSs or other securities, in cash or otherwise.

              This lock-up provision applies to ordinary shares, ADSs and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares and ADSs. It also applies to ordinary shares and ADSs owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

[New York Stock Exchange/NASDAQ Global Market] Listing

              We expect the ADSs to be approved for listing [on the New York Stock Exchange][on the NASDAQ Global Market, subject to notice of issuance,] under the symbol "            "] [In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of ADSs to a minimum number of beneficial owners as required by that exchange.]

              Before this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

  •
  our financial information;

  •
  the history of, and the prospects for, our company and the industry in which we compete;

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

              The underwriters do not expect to sell more than 5% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representatives may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs described above. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the [New York Stock Exchange] [Nasdaq Global Market], in the over-the-counter market or otherwise.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

              The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, New York 10036, United States of America. The address of UBS Securities LLC is 299 Park Avenue, New York, New York 10171, United States of America.

Electronic Distribution

              In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

              In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

              In relation to each Member State of the European Economic Area (each, a "Relevant Member State"), no offer of ADSs may be made to the public in that Relevant Member State other than:

    A.
    to any legal entity which is a qualified investor as defined in the Prospectus Directive;

    B.
    to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

    C.
    in any other circumstances falling within Article 3(2) of the Prospectus Directive,

        provided that no such offer of ADSs shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

              Each person in a Relevant Member State who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

              We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

              This prospectus has been prepared on the basis that any offer of ADSs in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of ADSs. Accordingly any person making or intending to make an offer in that Relevant Member State of ADSs which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

              For the purpose of the above provisions, the expression "an offer to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

              In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

              The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

              Neither this document nor any other offering or marketing material relating to the offering, us, the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Notice to Prospective Investors in the Dubai International Financial Centre

              This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

              No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC"), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

              Any offer in Australia of the ADSs may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

              The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions.

              This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

              The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

              The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

              This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

              Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

    (a)
    a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

    (b)
    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

    (a)
    to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

    (b)
    where no consideration is or will be given for the transfer;

    (c)
    where the transfer is by operation of law;

    (d)
    as specified in Section 276(7) of the SFA; or

    (e)
    as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (ADSs and Debentures) Regulations 2005 of Singapore.

EXPENSES RELATED TO THIS OFFERING

              Set forth below is an itemization of the total expenses, excluding underwriting discount, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the            market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Fee
Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

 LEGAL MATTERS

              We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Zhong Lun Law Firm and for the underwriters by Commerce & Finance Law Offices. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Zhong Lun Law Firm with respect to matters governed by PRC law. Davis Polk & Wardwell LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

 EXPERTS

              The financial statements as of December 31, 2011, 2012 and 2013 and for each of the three years in the period ended December 31, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

              The registered business address of PricewaterhouseCoopers Zhang Tian LLP is 6/F DBS Bank Tower, 1318, Lu Jia Zui Ring Road, Pudong New Area, Shanghai, People's Republic of China.

              The combined financial statements of Combined Platform Business as of December 31, 2011, 2012 and 2013 and for each of the three years in the period ended December 31, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, an independent auditor, given on the authority of said firm as experts in auditing and accounting.

              The registered business address of PricewaterhouseCoopers is 22nd Floor, Prince's Building, Central, Hong Kong.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

              We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

              Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC's website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JD.com, Inc.:

              In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of JD.com, Inc. and its subsidiaries (collectively, the "Group") at December 31, 2011, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People's Republic of China

March 19, 2014

JD.com, Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2011, 2012 and 2013

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2011	2012	2013		2013
	RMB	RMB	RMB	US$ Note 2(e)	RMB	US$ Note 2(e)
					Pro-forma (Note 29) (unaudited)
ASSETS
Current assets
Cash and cash equivalents	6,288,777	7,177,294	10,812,339	1,786,071	10,812,339	1,786,071
Restricted cash	289,971	1,920,130	1,887,387	311,774	1,887,387	311,774
Short-term investments	—	1,080,000	1,903,224	314,390	1,903,224	314,390
Accounts receivable, net	245,534	479,138	502,089	82,939	502,089	82,939
Advance to suppliers	168,397	109,765	769,765	127,156	769,765	127,156
Inventories, net	2,763,587	4,753,829	6,386,155	1,054,918	6,386,155	1,054,918
Prepayments and other current assets	124,594	159,418	219,102	36,193	219,102	36,193
Amount due from related party	1,500	—	—	—	—	—

Total current assets	9,882,360	15,679,574	22,480,061	3,713,441	22,480,061	3,713,441

Non-current assets
Equity investments	840	2,840	36,502	6,030	36,502	6,030
Property, equipment and software, net	320,476	639,334	1,024,428	169,223	1,024,428	169,223
Construction in progress	—	361,913	1,237,644	204,444	1,237,644	204,444
Intangible assets, net	2,381	229,793	215,802	35,648	215,802	35,648
Land use rights, net	96,565	528,001	598,853	98,923	598,853	98,923
Goodwill	—	14,649	14,649	2,420	14,649	2,420
Other non-current assets	276,347	429,950	401,873	66,385	401,873	66,385

Total non-current assets	696,609	2,206,480	3,529,751	583,073	3,529,751	583,073

Total assets	10,578,969	17,886,054	26,009,812	4,296,514	26,009,812	4,296,514

LIABILITIES

Current liabilities (including amounts of the consolidated VIEs and VIEs' subsidiaries without recourse to the primary beneficiaries of RMB 432,291, RMB 680,697 and RMB 952,566 as of December 31, 2011, 2012 and 2013, respectively. Note 1)

Short-term bank loans	—	867,399	932,826	154,092	932,826	154,092
Accounts payable	3,636,101	8,096,753	11,018,865	1,820,187	11,018,865	1,820,187
Advance from customers	286,275	896,880	2,055,625	339,565	2,055,625	339,565
Deferred revenues	61,017	105,269	208,527	34,446	208,527	34,446
Taxes payable	88,874	165,305	278,256	45,965	278,256	45,965
Amount due to related party	1,428	4,885	—	—	—	—
Accrued expenses and other current liabilities	571,440	1,340,878	2,269,798	374,944	2,269,798	374,944
Deferred tax liabilities	—	6,127	6,087	1,006	6,087	1,006

Total current liabilities	4,645,135	11,483,496	16,769,984	2,770,205	16,769,984	2,770,205

Total liabilities	4,645,135	11,483,496	16,769,984	2,770,205	16,769,984	2,770,205

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2011, 2012 and 2013

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2011	2012	2013		2013
	RMB	RMB	RMB	US$ Note 2(e)	RMB	US$ Note 2(e)
					Pro-forma (Note 29) (unaudited)
Commitments and contingencies (Note 27)
MEZZANINE EQUITY
Series C convertible redeemable preferred shares (US$0.00002 par value; 258,316,305 shares authorized, issued and outstanding as of December 31, 2011, 2012 and 2013; Redemption value of RMB 10,789,686, RMB 7,788,910 and RMB 7,918,251 as of December 31, 2011, 2012 and 2013, respectively; Liquidation value of RMB 1,260,180, RMB 1,257,100 and RMB 1,219,380 as of December 31, 2011, 2012 and 2013, respectively; None issued and outstanding on a pro-forma basis as of December 31, 2013 (unaudited).)	3,150,443	4,737,897	7,173,263	1,184,939	—	—
SHAREHOLDERS' EQUITY:
Series A and A-1 convertible preferred shares (US$0.00002 par value; 221,360,925 shares authorized, 191,894,000 shares issued and outstanding as of December 31, 2011, 2012 and 2013; None issued and outstanding on a pro-forma basis as of December 31, 2013 (unaudited).)	255,850	255,850	255,850	42,263	—	—
Series B convertible preferred shares (US$0.00002 par value; 84,786,405 shares authorized, issued and outstanding as of December 31, 2011, 2012 and 84,786,405 shares authorized, 59,539,244 shares issued and outstanding as of December 31, 2013; None issued and outstanding on a pro-forma basis as of December 31, 2013 (unaudited).)	126,417	126,417	88,241	14,576	—	—

Ordinary shares (US$0.00002 par value, 1,935,536,365 shares authorized, 1,211,469,630 shares issued and 1,162,790,555 shares outstanding as of December 31, 2011, and 1,935,536,365 shares authorized, 1,358,540,331 shares issued and 1,320,456,845 shares outstanding as of December 31, 2012, and 2,435,536,365 shares authorized, 1,502,933,134 shares issued and 1,463,654,092 shares outstanding as of December 31, 2013, and 1,536,267,394 Class A ordinary shares issued and outstanding, 476,415,289 Class B ordinary shares issued and 437,136,247 Class B ordinary shares outstanding on a pro-forma basis as of December 31, 2013 (unaudited).)

	163	182	199	33	261	43
Additional paid-in capital	5,025,325	5,654,991	6,251,869	1,032,735	13,806,732	2,280,710
Statutory reserves	—	1,838	2,648	437	2,648	437
Treasury stock	(11,712)	(7,781)	—	—	—	—
Warrants	15,327	—	—	—	—	—
Accumulated deficit	(2,481,604)	(4,212,915)	(4,263,624)	(704,301)	(4,301,195)	(710,508)
Accumulated other comprehensive loss	(146,375)	(153,921)	(268,618)	(44,373)	(268,618)	(44,373)

Total shareholders' equity	2,783,391	1,664,661	2,066,565	341,370	9,239,828	1,526,309

Total liabilities, mezzanine equity and shareholders' equity	10,578,969	17,886,054	26,009,812	4,296,514	26,009,812	4,296,514

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the years ended December 31, 2011, 2012 and 2013

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$ Note 2(e)
Net revenues
Online direct sales	20,888,011	40,334,551	67,017,977	11,070,582
Services and others	240,948	1,045,970	2,321,835	383,539

Total net revenues	21,128,959	41,380,521	69,339,812	11,454,121

Operating expenses
Cost of revenues	(19,976,528)	(37,898,387)	(62,495,538)	(10,323,527)
Fulfillment	(1,515,245)	(3,061,024)	(4,108,939)	(678,748)
Marketing	(479,325)	(1,096,765)	(1,590,171)	(262,678)
Technology and content	(239,923)	(636,346)	(963,653)	(159,184)
General and administrative	(321,981)	(639,097)	(760,338)	(125,599)

Total operating expenses	(22,533,002)	(43,331,619)	(69,918,639)	(11,549,736)

Loss from operations	(1,404,043)	(1,951,098)	(578,827)	(95,615)

Other income/(expense)
Interest income	56,098	175,751	343,770	56,787
Interest expense	—	(8,324)	(8,437)	(1,394)
Others, net	64,200	60,325	193,555	31,973

Loss before tax	(1,283,745)	(1,723,346)	(49,939)	(8,249)

Income tax expenses	—	(6,127)	40	7
Net loss	(1,283,745)	(1,729,473)	(49,899)	(8,242)

Preferred shares redemption value accretion	(1,660,619)	(1,587,454)	(2,435,366)	(402,294)
Net loss attributable to holders of permanent equity securities	(2,944,364)	(3,316,927)	(2,485,265)	(410,536)

Net loss	(1,283,745)	(1,729,473)	(49,899)	(8,242)
Other comprehensive loss	(141,493)	(7,546)	(114,697)	(18,947)

Comprehensive loss	(1,425,238)	(1,737,019)	(164,596)	(27,189)

Net loss per share of permanent equity securities
Basic	(2.23)	(2.18)	(1.47)	(0.24)
Diluted	(2.23)	(2.18)	(1.47)	(0.24)
Weighted average number of permanent equity securities
Basic	1,322,840,034	1,523,639,783	1,694,495,048	1,694,495,048
Diluted	1,322,840,034	1,523,639,783	1,694,495,048	1,694,495,048
Share-based compensation expenses included in:
Fulfillment	(37,734)	(77,393)	(81,013)	(13,382)
Marketing	(6,131)	(8,979)	(8,741)	(1,444)
Technology and content	(1,124)	(25,176)	(33,269)	(5,496)
General and administrative	(25,975)	(113,491)	(138,150)	(22,821)

The accompanying notes are an integral part of these consolidated financial statements.

 JD.com, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2011, 2012 and 2013

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$ Note 2(e)
Cash flows from operating activities:
Net loss	(1,283,745)	(1,729,473)	(49,899)	(8,242)
Adjustments to reconcile net loss to net cash (used in)/ provided by operating activities:
Depreciation and amortization	73,946	185,730	293,141	48,423
Share-based compensation	70,964	225,039	261,173	43,143
Allowance for doubtful accounts	17,921	(2,406)	(107)	(18)
Loss from disposal of property, equipment and software	6,834	10,982	22,726	3,754
Shareholder contribution	—	—	24,682	4,077
Deferred income tax	—	6,127	(40)	(7)
Investment loss	—	—	309	51
Foreign exchange gains	(41,309)	(13,762)	(92,761)	(15,323)
Changes in operating assets and liabilities:
Accounts receivable	(183,848)	(226,931)	(22,844)	(3,774)
Restricted cash	(25,063)	(628,358)	577,743	95,436
Inventories	(1,684,694)	(1,989,996)	(1,632,326)	(269,641)
Advance to suppliers	(109,288)	58,651	(660,000)	(109,024)
Prepayments and other current assets	(76,655)	(30,292)	(59,684)	(9,859)
Amount due from related party	—	1,500	—	—
Other non-current assets	(14,663)	(101,350)	(78,644)	(12,991)
Accounts payable	2,420,088	4,155,911	2,687,361	443,920
Advance from customers	215,990	604,053	1,158,745	191,411
Deferred revenues	41,131	44,252	103,258	17,057
Taxes payable	72,532	76,220	112,951	18,658
Accrued expenses and other current liabilities	412,040	754,298	928,920	153,447
Amount due to related party	1,428	3,457	(4,885)	(807)

Net cash (used in)/provided by operating activities	(86,391)	1,403,652	3,569,819	589,691

Cash flows from investing activities:
Purchase of short term investments	(300,000)	(2,590,000)	(9,966,200)	(1,646,299)
Maturity of short term investments	300,000	510,000	9,166,200	1,514,148
Deposits for capital verification	—	—	(545,000)	(90,027)
Cash paid for equity investments	(840)	(2,000)	(35,133)	(5,804)
Cash received from disposal of equity investment	—	—	1,162	192
Purchase of property, equipment and software	(288,545)	(497,312)	(439,881)	(72,663)
Cash paid for construction in progress	—	(136,122)	(737,411)	(121,812)
Purchase of intangible assets	(4,635)	(45,300)	(10,237)	(1,691)
Purchase of office building	(161,400)	(100,000)	—	—
Purchase of land use rights	(168,830)	(369,001)	(104,552)	(17,271)
Cash paid for business combination, net of cash acquired	—	(139,719)	—	—

Net cash used in investing activities	(624,250)	(3,369,454)	(2,671,052)	(441,227)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net	6,248,610	1,571,431	2,720,076	449,325
Proceeds from exercise of Warrants-C	—	410,164	—	—
Repurchase of ordinary shares	(11,712)	—	—	—
Proceeds from short-term bank loans	—	872,036	940,216	155,313
Repayment of short-term bank loan	—	—	(865,108)	(142,906)

Net cash provided by financing activities	6,236,898	2,853,631	2,795,184	461,732

Effect of exchange rate changes on cash and cash equivalents	(107,439)	688	(58,906)	(9,730)
Net increase in cash and cash equivalents	5,418,818	888,517	3,635,045	600,466

Cash and cash equivalents at beginning of year	869,959	6,288,777	7,177,294	1,185,605
Cash and cash equivalents at end of year	6,288,777	7,177,294	10,812,339	1,786,071

Supplemental disclosures of non-cash financing activities:
Conversion of Series A-1 preferred shares to ordinary shares	45,804	—	—	—
Conversion of Series B preferred shares to ordinary shares	—	—	38,176	6,306

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2011, 2012 and 2013

(All amounts in thousands, except for share and per share data)

					Series A and A-1 convertible preferred shares		Series B convertible preferred shares
	Ordinary shares		Treasury stock								Accumulated other comprehensive loss
									Additional paid-in capital	Statutory reserves			Accumulated deficit	Total Shareholders' equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				Warrants
		RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2010	905,356,140	123	(57,021,615)	—	221,360,925	301,654	84,786,405	126,417	—	—	(4,882)	15,327	(869,998)	(431,359)

Issuance of ordinary shares	276,646,565	36	—	—	—	—	—	—	6,248,574	—	—	—	—	6,248,610
Conversion of Series A-1 preferred shares to ordinary shares	29,466,925	4	—	—	(29,466,925)	(45,804)	—	—	38,545	—	7,255	—	—	—
Share-based compensation	—	—	9,981,805	—	—	—	—	—	70,964	—	—	—	—	70,964
Repurchase of ordinary shares	—	—	(1,639,265)	(11,712)	—	—	—	—	—	—	—	—	—	(11,712)
Preferred shares redemption value accretion	—	—	—	—	—	—	—	—	(1,332,758)	—	—	—	(327,861)	(1,660,619)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(1,283,745)	(1,283,745)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(148,748)	—	—	(148,748)

Balance as of December 31, 2011	1,211,469,630	163	(48,679,075)	(11,712)	191,894,000	255,850	84,786,405	126,417	5,025,325	—	(146,375)	15,327	(2,481,604)	2,783,391

Issuance of ordinary shares	63,117,901	8	—	—	—	—	—	—	1,571,423	—	—	—	—	1,571,431
Exercise of Warrants-C	83,952,800	11	—	—	—	—	—	—	424,589	—	891	(15,327)	—	410,164
Share-based compensation	—	—	10,595,589	3,931	—	—	—	—	221,108	—	—	—	—	225,039
Preferred shares redemption value accretion	—	—	—	—	—	—	—	—	(1,587,454)	—	—	—	—	(1,587,454)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(1,729,473)	(1,729,473)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(8,437)	—	—	(8,437)
Statutory reserves	—	—	—	—	—	—	—	—	—	1,838	—	—	(1,838)	—

Balance as of December 31, 2012	1,358,540,331	182	(38,083,486)	(7,781)	191,894,000	255,850	84,786,405	126,417	5,654,991	1,838	(153,921)	—	(4,212,915)	1,664,661

Issuance of ordinary shares	119,145,642	14	(9,960,005)	—	—	—	—	—	2,720,062	—	—	—	—	2,720,076
Conversion of Series B preferred shares to ordinary shares	25,247,161	3	—	—	—	—	(25,247,161)	(38,176)	34,108	—	4,065	—	—	—
Share-based compensation	—	—	8,764,449	7,781	—	—	—	—	253,392	—	—	—	—	261,173
Preferred shares redemption value accretion	—	—	—	—	—	—	—	—	(2,435,366)	—	—	—	—	(2,435,366)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(49,899)	(49,899)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(141,986)	—	—	(141,986)
Fair value changes of available for sale securities	—	—	—	—	—	—	—	—	—	—	23,224	—	—	23,224
Shareholder contribution	—	—	—	—	—	—	—	—	24,682	—	—	—	—	24,682
Statutory reserves	—	—	—	—	—	—	—	—	—	810	—	—	(810)	—

Balance as of December 31, 2013	1,502,933,134	199	(39,279,042)	—	191,894,000	255,850	59,539,244	88,241	6,251,869	2,648	(268,618)	—	(4,263,624)	2,066,565

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1. Principal activities and organization

              JD.com, Inc. (the "Company", formerly known as 360buy Jingdong Inc. and Starwave Investments Holdings Limited), through its wholly-owned subsidiaries, variable interest entities ("VIEs") and VIEs' subsidiaries (collectively, the "Group") serves consumers through its retail website jd.com and focuses on selection, price and convenience. The Group also offers programs that enable third party sellers to sell their products on its website and to fulfill the orders either by the sellers or through the Group (known as "online marketplace"). The Group's principal operations and geographic markets are in the People's Republic of China ("PRC"). The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs' subsidiaries.

              As of December 31, 2013, the Company's major subsidiaries, VIEs and VIEs' subsidiaries are as follows:

Subsidiaries	Equity interest held	Place and Date of incorporation or date of acquisition
Beijing Jingdong Century Trade Co., Ltd. ("Jingdong Century")	100%	Beijing, China, April 2007
Guangzhou Jingdong Trading Co., Ltd	100%	Guangzhou, China, July 2007
Shanghai Yuanmai Trading Co., Ltd.	100%	Shanghai, China, August 2007
Jiangsu Jingdong Information Technology Co., Ltd.	100%	Jiangsu, China, June 2009
Chengdu Jingdong Century Trading Co., Ltd.	100%	Chengdu, China, December 2009
Beijing Jingdong Century Information Technology Co., Ltd.	100%	Beijing, China, September 2010
Wuhan Jingdong Century Trading Co., Ltd.	100%	Wuhan, China, February 2011
Shanghai Shengdayuan Information Technology Co., Ltd. ("Shanghai Shengdayuan")	100%	Shanghai, China, April 2011
360buy E-Commerce (Jingdong) Hong Kong Co., Ltd.	100%	Hong Kong, China, August 2011
Jingdong Technology Group Corporation	100%	Cayman Islands, November 2011
Shenyang Jingdong Century Trading Co., Ltd.	100%	Shenyang, China, January 2012
Jingdong Logistics Group Corporation	100%	Cayman Islands, January 2012
360buy E-Commerce (Logistics) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
360buy E-Commerce (Trade) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
Beijing Jingdong Shangke Information Technology Co., Ltd.	100%	Beijing, China, March 2012
Tianjin Star East Co., Ltd.	100%	Tianjing, China, April 2012
Beijing Jingbangda Trade Co., Ltd.	100%	Beijing, China, August 2012

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

1. Principal activities and organization (Continued)

VIEs	Economic interest held	Place and Date of incorporation or date of acquisition
Beijing Jingdong 360 Degree E-commerce Co., Ltd. ("Jingdong 360")	100%	Beijing, China, April 2007
Fortune Rising Holdings Ltd. ("Fortune Rising")	100%	British Virgin Islands, May 2008
Jiangsu Yuanzhou E-commerce Co., Ltd. ("Jiangsu Yuanzhou")	100%	Jiangsu, China, September 2010

VIEs' Subsidiaries
Chinabank Payment Business Services Co., Ltd. ("Chinabank Payment")	100%	Beijing, China, in October 2012
Chinabank Payment Technology Co., Ltd ("Chinabank Payment Technology")	100%	Beijing, China, in October 2012

Organization

              The Company was incorporated in the British Virgin Islands ("BVI") on November 6, 2006 and was re-domiciled in the Cayman Islands in January 2014 as an exempted company registered under the laws of the Cayman Islands, and was renamed as JD.com, Inc. Prior to November 2006, the Group carried out its operations through a Beijing company and a Shanghai company, which were controlled by Mr. Richard Qiangdong Liu (the "Founder").

              Through a series of contemplated transactions between November 2006 and April 2007, the Group undertook a reorganization and the Company became the parent company of the Group. The reorganization was necessary to comply with the PRC laws and regulations which prohibit or restrict foreign ownership of the companies where the PRC operating licenses are required. In connection with the reorganization, the Founder established the Company, Jingdong Century and Jingdong 360, and transferred all the Group's business from the Beijing company and the Shanghai company to Jingdong Century and Jingdong 360. By entering into a series of agreements, the Beijing company and the Shanghai company became VIEs of Jingdong Century. Consequently, Jingdong Century became the primary beneficiary of the Beijing company and the Shanghai company. The Shanghai company and the Beijing company ceased business operations and were liquidated and dissolved in 2008 and 2010, respectively.

              In conjunction with the above reorganization in April, 2007, the Company issued 319,000,000 ordinary shares to the Founder at par value. On the same day, the Company issued 155,000,000 Series A convertible redeemable preferred shares for US$5,000.

              On April 4, 2007 and September 26, 2010, Jingdong 360 and Jiangsu Yuanzhou were incorporated in the PRC, respectively. The paid-in capital of these entities were funded by the Company, and they were established to facilitate the Group's operation and business expansion plans.

              On May 18, 2008, Fortune Rising, a BVI incorporated company and a consolidated variable interest entity of the Group, was established by the Group to facilitate the adoption of the Company's stock incentive plans.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

1. Principal activities and organization (Continued)

Share split

              On April 18, 2012, the Company effected a 5-for-1 share split. Each ordinary share and preferred share of the Company was subdivided into 5 shares at a par value of US$0.00002. All shares and per share amounts presented in the accompanying consolidated financial statements and notes have been revised on a retroactive basis to reflect the effect of the share split. The par value per ordinary share has been retroactively revised as if it had been adjusted in proportion to the 5-for-1 share split.

Variable interest entities

              In order to comply with the PRC law and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and sales of audio, video products and books, the Group operates its website and provides sales of audio, video products and books in the PRC through Jingdong 360 and Jiangsu Yuanzhou, respectively. The equity interests of Jingdong 360 and Jiangsu Yuanzhou are legally held by Mr. Richard Qiangdong Liu, the Company's Chairman and Chief Executive Officer, and Mr. Jiaming Sun, an employee of the Company (collectively as "Nominee Shareholders"). The Company obtained control over Jingdong 360 through Jingdong Century in April 2007 by entering into a series of contractual arrangements with Jingdong 360 and the Nominee Shareholders of Jingdong 360. The Company obtained control over Jiangsu Yuanzhou through Jingdong Century in September 2010 by commitments between Jiangsu Yuanzhou, the Nominee Shareholders of Jiangsu Yuanzhou and Jingdong Century at the time when Jiangsu Yuanzhou was established. In April 2011, Jingdong Century entered into a series of contractual arrangements with Jiangsu Yuanzhou and its Nominee Shareholders to formalize the control over Jiangsu Yuanzhou. These contractual agreements include loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreement, software license agreements, trademark license agreements, website copyright license agreement, domain name license agreement, equity pledge agreements, power of attorney and business cooperation agreement. As a result, the Company maintains the ability to control Jingdong 360 and Jiangsu Yuanzhou, is entitled to substantially all of the economic benefits from Jingdong 360 and Jiangsu Yuanzhou and is obligated to absorb all of Jingdong 360 and Jiangsu Yuanzhou's expected losses. Management concluded that Jingdong 360 and Jiangsu Yuanzhou are VIEs of the Company, of which the Company is the ultimate primary beneficiary. As such, the Group consolidated the financial results of Jingdong 360 and Jiangsu Yuanzhou and their subsidiaries in the Group's consolidated financial statements. Refer to Note 2(b) to the consolidated financial statements for the principles of consolidation.

              The following is a summary of the contractual agreements (collectively, "Contractual Agreements") that the Company, through Jingdong Century, entered into with Jiangsu Yuanzhou and Jingdong 360 and their Nominee Shareholders:

•
Loan agreements

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

1. Principal activities and organization (Continued)

              Jingdong Century has granted interest-free loans to the Nominee Shareholders with the sole purpose of providing funds necessary for the capital injection of Jingdong 360 and Jiangsu Yuanzhou. The loans for initial and subsequent capital injections are eliminated with the capital of the Jingdong 360 and Jiangsu Yuanzhou during consolidation. The loans to the Nominee Shareholders of Jingdong 360 and Jiangsu Yuanzhou as of December 31, 2011, 2012 and 2013 were RMB15,000, RMB20,000 and RMB44,000, respectively. Jingdong Century can require the Nominee Shareholders to settle the loan amount through the equity interests of Jingdong 360 and Jiangsu Yuanzhou. The loan agreements relating to Jingdong 360 and Jiangsu Yuanzhou will expire on April 27, 2017 and April 15, 2021, respectively, and are renewable upon expiration.

•
Exclusive purchase option agreements

              The Nominee Shareholders of Jingdong 360 and Jiangsu Yuanzhou have granted Jingdong Century the exclusive and irrevocable right to purchase from the Nominee Shareholders, to the extent permitted under PRC laws and regulations, part or all of the equity interests in these entities for a purchase price equal to the lowest price permitted by PRC laws and regulations. Jingdong Century may exercise such option at any time. In addition, Jingdong 360 and Jiangsu Yuanzhou and their Nominee Shareholders agree that without Jingdong Century's prior written consent, they will not transfer or otherwise dispose the equity interests or declare any dividend. The exclusive purchase option agreements relating to Jingdong 360 and Jiangsu Yuanzhou will expire on April 27, 2017 and April 15, 2021, respectively, and can be renewed for another ten years at Jingdong Century's option.

•
Exclusive technology consulting and services agreement

              Jingdong Century, Jingdong 360 and Jiangsu Yuanzhou entered into exclusive technology consulting and services agreement under which Jingdong 360 and Jiangsu Yuanzhou engage Jingdong Century as their exclusive provider of technical platform and technical support, maintenance and other services. Jingdong 360 and Jiangsu Yuanzhou shall pay to Jingdong Century service fees determined based on the volume and market price of the service provided, and the minimum amount of which shall be RMB10 per quarter subject to annual evaluation. Jingdong Century shall exclusively own any intellectual property arising from the performance of this agreement. During the term of the agreement, Jingdong 360 and Jiangsu Yuanzhou may not enter into any agreement with third parties for the provision of identical or similar services without prior consent of Jingdong Century. The term of the agreement with Jingdong 360 will expire on April 27, 2017 and the term of the agreement with Jiangsu Yuanzhou will expire on April 15, 2021. The term of the agreements may be extended unilaterally by Jingdong Century with Jingdong Century's written confirmation prior to the expiration date.

•
Software license agreements

              Pursuant to the software license agreements, Jingdong Century grants Jingdong 360 and Jiangsu Yuanzhou non-exclusive rights to use certain software products developed by Jingdong Century. Jingdong 360 and Jiangsu Yuanzhou are permitted to use the software products only within the scope of their internet information service operation and in the territory of PRC. Jingdong 360 and Jiangsu Yuanzhou agree to pay license fees to Jingdong Century in an amount of RMB10 per year subject to annual evaluation. If there is any adjustment in the license fee, approvals from Jingdong Century and the Company are required. The term of the agreement with Jingdong 360 will expire on April 27, 2017

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

1. Principal activities and organization (Continued)

and the term of the agreement with Jiangsu Yuanzhou will expire on April 15, 2021. The term of the agreements may be extended unilaterally by Jingdong Century with Jingdong Century's written confirmation prior to the expiration date.

•
Trademark license agreements

              Pursuant to the trademark license agreements, Jingdong Century grants Jingdong 360 and Jiangsu Yuanzhou non-exclusive rights to use certain trademarks owned by Jingdong Century. Jingdong 360 and Jiangsu Yuanzhou are permitted to use the trademarks only within the scope of their internet information service operation and in the territory of PRC. Jingdong 360 and Jiangsu Yuanzhou agree to pay license fees to Jingdong Century in an amount of RMB10 per year subject to annual evaluation. If there is any adjustment in the service fee, approvals from Jingdong Century and the Company are required. The term of the agreement with Jingdong 360 will expire on April 27, 2017 and the term of the agreement with Jiangsu Yuanzhou will expire on April 15, 2021. The term of the agreements may be extended unilaterally by Jingdong Century with Jingdong Century's written confirmation prior to the expiration date.

•
Website copyright license agreement

              Jingdong Century entered into a website copyright license agreement with Jingdong 360, pursuant to which Jingdong Century grants Jingdong 360 a non-exclusive and non-assignable right to use the copyrights of certain websites owned by Jingdong Century. Jingdong 360 is permitted to use the website copyrights only within its business scope and in the territory of PRC. Jingdong 360 agrees to pay license fees to Jingdong Century in an amount of RMB10 per year subject to annual evaluation. If there is any adjustment in the service fee, approvals from Jingdong Century and the Company are required. The term of this agreement will expire on April 27, 2017 and may be extended unilaterally by Jingdong Century with Jingdong Century's written confirmation prior to the expiration date.

•
Domain name license agreement

              Jingdong Century entered into a domain name license agreement with Jingdong 360, pursuant to which Jingdong Century grants Jingdong 360 the right to use certain domain names owned by Jingdong Century. Jingdong 360 is permitted to use the domain names only within the scope of its internet information service operation and in the territory of PRC. Jingdong 360 agrees to pay license fees to Jingdong Century in an amount of RMB10 per year subject to annual evaluation. If there is any adjustment in the service fee, approvals from Jingdong Century and the Company are required. The term of this agreement will expire on April 27, 2017 and may be extended unilaterally by Jingdong Century with Jingdong Century's written confirmation prior to the expiration date.

•
Equity pledge agreements

              The Nominee Shareholders of Jingdong 360 and Jiangsu Yuanzhou entered into equity pledge agreements with Jingdong Century under which the Nominee Shareholders pledged all of their equity interests in Jingdong 360 and Jiangsu Yuanzhou to Jingdong Century as collateral for all of their payments due to Jingdong Century and to secure their obligations under the above agreements. The Nominee Shareholders may not transfer or assign the equity interests, the rights and obligations in the share pledge agreements or create or permit to create any pledges which may have an adverse effect on the rights or benefits of Jingdong Century without Jingdong Century's preapproval. Jingdong Century is

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

1. Principal activities and organization (Continued)

entitled to transfer or assign in full or in part the equity interests pledged. In the event of default, Jingdong Century as the pledgee, will be entitled to request immediate repayment of the loans or to dispose of the pledged equity interests through transfer or assignment. The equity pledge agreements will expire on the second anniversary of the date when the Nominee Shareholders have completed all their obligations under the above agreements unless otherwise terminated earlier by Jingdong Century.

•
Power of attorney

              Pursuant to the irrevocable power of attorney, each of the Nominee Shareholders appointed Jingdong Century's designated person as their attorney-in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, voting on their behalf on all matters requiring shareholder approval, disposing of all or part of the Nominee Shareholders' equity interests, and electing, appointing or removing directors and the general manager. Each power of attorney will remain in force during the period when the Nominee Shareholders continues to be shareholders of the Jingdong 360 or Jiangsu Yuanzhou. Each Nominee Shareholders has waived all the rights which have been authorized to Jingdong Century's designated person under each power of attorney.

•
Business cooperation agreement

              Jingdong Century entered into business cooperation agreement with Jingdong 360, pursuant to which Jingdong 360 agrees to provide services to Jingdong Century, including operating websites owned by Jingdong Century, posting Jingdong Century's product and service information on the websites, transmitting the users' order and transaction information to Jingdong Century and other services reasonably requested by Jingdong Century. Jingdong Century agreed to pay service fees to Jingdong 360 on a quarterly basis. The service fee should be 105% of Jingdong 360's operating costs incurred in the previous quarter, but in no event more than RMB20 per quarter. The business cooperation agreement will expire on April 27, 2017 and is renewable for another ten years upon Jingdong Century's request.

    Further amendments on Contractual Agreements

              Subsequent to entering into the original Contractual Agreements, the Company, Jingdong 360, Jiangsu Yuanzhou and the Nominees Shareholders restated and amended certain contractual agreements. These changes had no impact to the Group's effective control over Jingdong 360 and Jiangsu Yuanzhou, and therefore the Group continued to consolidate Jingdong 360 and Jiangsu Yuanzhou.

              On April 15, 2011, the loan agreement, exclusive purchase option agreement and equity pledge agreement relating to Jingdong 360 were amended and restated, and their contract terms were extended to April 15, 2021 to reflect the increase of registered capital of Jingdong 360 by its Nominee Shareholders of Jingdong 360. No other terms or conditions of these agreements were changed or altered. In addition, each of the Nominee Shareholders of Jingdong 360 granted Jingdong Century or representative designated by Jingdong Century another irrevocable power of attorney on April 15, 2011, upon which no terms or conditions of the original power of attorney was changed or altered.

              On May 29, 2012, the original software license agreement, the trademark license agreement, website copyright license agreement and domain name license agreement relating to Jingdong 360 were

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

1. Principal activities and organization (Continued)

amended and combined into an intellectual property rights license agreement with Jingdong Century and three of its subsidiaries. On the same date, the original software license agreement and the trademark license agreement relating to Jiangsu Yuanzhou were amended and combined into an intellectual property rights license agreement with Jingdong Century and three of its subsidiaries. The term of these two intellectual property rights license agreements will expire on May 29, 2022. The loan agreement, exclusive purchase option agreement, exclusive technology consulting and services agreement, and equity pledge agreement relating to Jingdong 360 and Jiangsu Yuanzhou were also amended and restated on May 29, 2012 and their terms are extended to May 29, 2022. In addition, the business cooperation agreement relating to Jingdong 360 was amended and restated on May 29, 2012 and extended to May 29, 2022, in which Shanghai Shengdayuan was added as an additional service receiver from Jingdong 360. No other terms or conditions of the original agreements were changed or altered. In conjunction with these changes, each of the Nominee Shareholders of Jingdong 360 and Jiangsu Yuanzhou granted another irrevocable power of attorney on May 29, 2012 to Jingdong Century or representative designated by Jingdong Century, upon which no terms or conditions of the original power of attorney was changed or altered.

              On November 6, 2012, the loan agreement, exclusive purchase option agreement, equity pledge agreement and power of attorney relating to Jiangsu Yuanzhou were amended and restated and their contract terms were extended to November 6, 2022 to reflect the increase of registered capital of Jiangsu Yuanzhou by its Nominee Shareholders in November 2012. No other terms or conditions of the original agreements were changed or altered.

              On December 18 and 25, 2013, the loan agreement, exclusive purchase option agreement, equity pledge agreement and power of attorney relating to Jiangsu Yuanzhou and Jingdong 360 were amended and restated, and their contract terms were extended to December 18 and 25, 2023 to reflect the increase of registered capital of Jingdong 360 and Jiangsu Yuanzhou by the Nominee Shareholders in December 2013, respectively. As a result of such capital increase, in both Jingdong 360 and Jiangsu Yuanzhou, the equity interests held by Mr. Richard Qiangdong Liu decreased from 99% to 45% while the equity interests held by Mr. Jiaming Sun increased from 1% to 55%. No other terms or conditions of the original agreements were changed or altered. On December 18 and 25, 2013, the intellectual property rights license agreement relating to Jiangsu Yuanzhou and Jingdong 360 were amended and restated and their contractual term were extended to December 18 and 25, 2023, respectively to include 3 other subsidiaries of Jingdong Century as service providers. No other terms or conditions of the original agreements were changed or altered.

Risks in relations to the VIE structure

              In the opinion of management, Jingdong Century's contractual arrangements with Jingdong 360 and Jiangsu Yuanzhou and the Nominee Shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The Nominee Shareholders are also shareholders or nominees of shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the Group's contractual arrangements, which could limit the Group's ability to enforce these contractual arrangements and if the Nominee Shareholders of the VIEs were to reduce their interests in the Company, their interest may diverge from that of the Company and that may potentially increase the

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

1. Principal activities and organization (Continued)

risk that they would seek to act contrary to the contractual arrangements. The Company's ability to control the VIEs also depends on the power of attorney Jingdong Century has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these power of attorney are legally enforceable but may not be as effective as direct equity ownership. In addition, if the Group's corporate structure and contractual arrangements with Jingdong 360 and Jiangsu Yuanzhou through which the Group conducts its business in PRC were found to be in violation of any existing or future PRC laws and regulations, the relevant PRC regulatory authorities could:

  •
  revoke or refuse to grant or renew the Group's business and operating licenses;

  •
  restrict or prohibit related party transactions between Jingdong Century and its subsidiaries, Jingdong 360 and Jiangsu Yuanzhou;

  •
  impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;

  •
  require the Group to alter the corporate structure operations; and

  •
  restrict or prohibit the Group's ability to finance its operations.

              The imposition of any of these government actions could result in a material adverse effect on the Group's ability to conduct its operations. In such case, the Group may not be able to operate or control Jingdong 360 and Jiangsu Yuanzhou, which may result in deconsolidation of Jingdong 360 and Jiangsu Yuanzhou in the Group's consolidated financial statements. In the opinion of management, the likelihood for the Company to lose such ability is remote based on current facts and circumstances. The Company's operations depend on the VIEs to honor their contractual agreements with the Company. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The management believes that each of the contractual agreements constitutes valid and legally binding obligations of each party to such contractual agreements under PRC Laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual agreements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Company to enforce the contractual arrangements should the VIEs or the Nominee Shareholders of the VIEs fail to perform their obligations under those arrangements.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

1. Principal activities and organization (Continued)

              The following consolidated financial information of the Group's VIEs and VIEs' subsidiaries as of December 31, 2011, 2012 and 2013 have been included in the accompanying consolidated financial statements:

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Total assets	411,465	921,990	1,285,176
Total liabilities	432,380	1,097,082	1,642,412

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Total net revenues	456,395	1,310,602	2,023,143
Net loss	(28,034)	(159,177)	(206,144)

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Net cash (used in)/provided by operating activities	(971)	173,830	(144,315)
Net cash used in investing activities	(1,640)	(183,542)	(22,659)
Net cash provided by financing activities	8,000	240,490	262,270

Net increase in cash and cash equivalents	5,389	230,778	95,296

Cash and cash equivalents at beginning of the year	1,915	7,304	238,082

Cash and cash equivalents at end of the year	7,304	238,082	333,378

              As of December 31, 2011, 2012 and 2013, the total assets of Group's VIEs and VIEs' subsidiaries were mainly consisting of cash and cash equivalents, accounts receivable, inventories, prepayments and other current assets and intangible assets. As of December 31, 2011, 2012 and 2013, the total liabilities of VIEs and VIEs' subsidiaries were mainly consisting of accounts payable and liabilities to the Group's other subsidiaries. These balances have been reflected in the Group's consolidated financial statements with intercompany transactions eliminated.

              In accordance with the Contractual Agreements, Jingdong Century has the power to direct activities of the Group's VIEs and VIEs' subsidiaries, and can have assets transferred out of the Group's VIEs and VIEs' subsidiaries. Therefore, Jingdong Century considers that there is no asset in the Group's VIEs and VIEs' subsidiaries that can be used only to settle their obligations except for registered capitals of Jingdong 360 and Jiangsu Yuanzhou amounting to RMB44,000 as of December 31, 2013. As the Group's VIEs and VIEs' subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of Jingdong Century for all the liabilities of the Group's VIEs and VIEs' subsidiaries. The total shareholders' deficit of the Group's VIEs and VIEs' subsidiaries was RMB20,915, RMB175,092 and RMB357,236 as of December 31, 2011, 2012 and 2013, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

1. Principal activities and organization (Continued)

              Currently there is no contractual arrangement that could require Jingdong Century or the Group to provide additional financial support to Jingdong 360 and Jiangsu Yuanzhou. As the Group is conducting certain businesses in the PRC through Jingdong 360 and Jiangsu Yuanzhou, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

              There is no VIE where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

Liquidity

              The Group has been incurring recurring losses from operations since inception. Accumulated deficit amounted to RMB2,481,604, RMB4,212,915 and RMB4,263,624 as of December 31, 2011, 2012 and 2013, respectively. The net cash used in operating activities was approximately RMB86,391 for the year ended December 31, 2011. The net cash provided by operating activities was approximately RMB1,403,652 and RMB3,569,819 for the year ended December 31, 2012 and 2013, respectively.

              The Group's liquidity is based on its ability to generate cash to fund its operations, its ability to attract investors and its ability to borrow funds on favorable economic terms. Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and capital expansion needs, including construction of office buildings and warehouses. The Group's ability to continue as a going concern is dependent on management's ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows, and continued support from outside sources of financing. The Group believes its current cash balance will be sufficient to meet the Group's operating cash needs for the period of twelve months from the balance sheet date. In addition, if the Group successfully completed a qualified initial public offering (see Note 18) at any time before January 1, 2014 (which has been deferred to January 1, 2015 upon the Group's request in December 2013), thereby triggering the automatic conversion of Series C Preferred Shares into ordinary shares and eliminating any future cash outflow as a result of Series C Preferred Shares redemption. Based on the above considerations, the Group's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

2. Summary of significant accounting policies

a.
Basis of presentation

              The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP"). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of significant accounting policies (Continued)

b.
Principles of consolidation

              The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP. The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and VIEs' subsidiaries for which the Company is the ultimate primary beneficiary. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

              A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

              All transactions and balances among the Company, its subsidiaries, the VIEs and VIEs' subsidiaries have been eliminated upon consolidation.

c.
Use of estimates

              The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, but not limited to, sales returns, vendor and customer incentives, the valuation and recognition of share-based compensation arrangements, realization of deferred tax assets, fair value of assets and liabilities acquired in business combinations, assessment for impairment of long-lived assets, intangible assets and goodwill, allowance for doubtful accounts, inventory valuation for excess and obsolete inventories, lower of cost and market value of inventories, depreciable lives of property, equipment and software, useful life of intangible assets and redemption value of the redeemable preferred shares. Actual results may differ materially from those estimates.

d.
Foreign currency translation

              The Group's reporting currency is Renminbi ("RMB"). The functional currency of the Group's entities incorporated in Cayman Islands, British Virgin Islands ("BVI") and Hong Kong ("HK") is the United States dollars ("US$"). The Group's PRC subsidiaries, VIEs and VIEs' subsidiaries determined their functional currency to be RMB. The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.

              Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of Others, net in the Consolidated Statements of Operations and Comprehensive Loss. Total exchange gains were RMB41,309, RMB13,762 and RMB92,761 for the years ended December 31, 2011, 2012 and 2013, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of significant accounting policies (Continued)

              The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income or loss in the Consolidated Statements of Changes in Shareholders' Equity. Total foreign currency translation adjustment losses were RMB141,493, RMB7,546 and RMB137,921 for the years ended December 31, 2011, 2012 and 2013, respectively. The grant-date fair value of the Group's share-based awards is reported in US$ as the respective valuation is conducted on US$ basis.

e.
Convenience translation

              Translations of balances in the Consolidated Balance Sheets, Consolidated Statements of Operations and Comprehensive Loss and Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2013 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.0537, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2013. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2013, or at any other rate.

f.
Cash and cash equivalents

              Cash and cash equivalents consist of cash on hand, time deposits, as well as highly liquid investments, some of which are subject to certain penalty as to early withdrawal, which have original maturities of three months or less.

g.
Restricted cash

              Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the Consolidated Balance Sheets, and is not included in the total cash and cash equivalents in the Consolidated Statements of Cash Flows. The Group's restricted cash mainly represents (a) the secured deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee; (b) time deposit that are pledged for short term loan; and (c) deposits held in designated bank accounts for capital verification for the establishment of new entities.

h.
Short-term investments

              The Group classifies the short-term investment in debt securities as "available-for-sale". The Group made certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions. These investments were recorded at fair market value with the unrealized gains or losses recorded as a component of accumulated other comprehensive income in Consolidated Statements of Changes in Shareholders' Equity. Realized gains are reflected as a component of interest income.

              In addition, short-term investments also comprise of time deposits placed with banks with original maturities longer than three months but less than one year.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of significant accounting policies (Continued)

              The Group assesses whether there are any other-than-temporary impairment to its short-term investments due to declines in fair value or other market conditions. Declines in fair values that are considered other-than-temporary are recorded as an impairment loss in the Consolidated Statements of Operations and Comprehensive Loss. No impairment losses were recorded for the years ended December 31, 2011, 2012 and 2013.

i.
Accounts receivable, net

              Accounts receivables mainly represent amounts due from customers and online payment channels and are recorded net of allowance for doubtful accounts. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the customer's payment history, credit-worthiness, financial conditions of the customers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes specific allowance if there is strong evidence indicating that the accounts receivable is likely to be unrecoverable. Accounts receivable balances are written off after all collection efforts have been exhausted.

j.
Inventories, net

              Inventories, consisting of products available for sale, are stated at the lower of cost or market value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated market value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased, but has arrangements to return unsold goods with certain vendors. Write downs are recorded in cost of revenues in the Consolidated Statements of Operations and Comprehensive Loss.

              The Group also provides fulfillment-related services in connection with the Group's online marketplace. Third-party sellers maintain ownership of their inventories and therefore these products are not included in the Group's inventories.

k.
Equity investments

              The Group accounts for an equity investment over which it has significant influence but does not own a majority of the equity interest or lack of control using the equity method. For equity investments which the Group does not have significant influence, the cost method accounting is applied.

              The Group assesses its equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information such as financing rounds. No impairment charges were recorded for the years ended December 31, 2011, 2012 and 2013.

l.
Property, equipment and software, net

              Property, equipment and software are stated at cost less accumulated depreciation and impairment. Property, equipment and software are depreciated at rates sufficient to write off their costs

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of significant accounting policies (Continued)

less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Electronic equipment	3 years
Office equipment	5 years
Vehicles	5 years
Logistic and warehouse equipment	5 years
Leasehold improvement	Over the shorter of the expected life of leasehold improvements or the lease term
Software	3-5 years
Building	40 years

              Repairs and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, equipment and software are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the Consolidated Statements of Operations and Comprehensive Loss.

m.
Construction in progress

              Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2011, 2012 and 2013, the balance of construction in progress were RMB Nil, RMB361,913 and RMB1,237,644, which was primarily related to the construction of office buildings and warehouses.

n.
Intangible assets, net

    Domain name and copyrights

              Domain name and copyrights purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of approximately ten years and two to five years, respectively.

    Intangible assets arising from business combination

              The Group performs valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated economic useful life of the assets as follows:

Estimated useful lives
Online payment and other licenses	15 years

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of significant accounting policies (Continued)

o.
Land use rights, net

              Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are generally 50 years and represent the shorter of the estimated usage periods or the terms of the agreements.

p.
Goodwill

              Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

              Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on "Testing of Goodwill for Impairment," a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit's goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

              No impairment loss was recognized for any of the periods presented.

q.
Impairment of long-lived assets

              Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for any of the periods presented.

r.
Fair value

              Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of significant accounting policies (Continued)

be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

              Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

    Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

    Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

    Level 3—Unobservable inputs which are supported by little or no market activity.

              Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

              Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, prepayments and other current asset, accounts payable, short-term bank loan, taxes payable, advance from customers and accrued expenses and other current liabilities. As of December 31, 2011, 2012 and 2013, the carrying values of these financial instruments approximated to their fair values due to the short-term maturity of these instruments.

s.
Revenue

              The Group engages primarily in the sale of electronics and home appliance products and general merchandise products (including audio, video products and books) sourced from manufacturers, distributors and publishers in China on the internet through its website jd.com. The Group also offers an online marketplace that enables third-party sellers to sell their products to customers on jd.com. Customers place their orders for products online through the website jd.com. Payment for the purchased products is generally made either before delivery or upon delivery.

              Consistent with the criteria of ASC 605, Revenue Recognition, the Group recognizes revenues when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

              In accordance with ASC 605, Revenue Recognition, the Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Group is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not necessary all of these

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of significant accounting policies (Continued)

indicators, revenues should be recorded on a gross basis. When the Group is not the primary obligor, doesn't bear the inventory risk and doesn't have the ability to establish the price, revenues are recorded on a net basis.

              Revenue arrangements with multiple deliverables are divided into separate units of accounting and arrangement consideration is allocated using estimated selling prices if we do not have vendor-specific objective evidence or third-party evidence of the selling prices of the deliverables.

              The Group recognizes revenue net of discounts and return allowances when the products are delivered and title passes to customers. Return allowances, which reduce net revenues, are estimated based on historical experiences.

              The Group also sells prepaid cards which can be redeemed to purchase products sold by the Group. The cash collected from the sales of prepaid cards is initially recorded in advance from customers in the Consolidated Balance Sheets and subsequently recognized as revenues for the sales of the respective product when the prepaid cards are redeemed.

              Revenue is recorded net of value-added taxes, business taxes and related surcharges.

Online Direct Sales

              The Group primarily sells electronics and home appliance products and general merchandise products through online direct sales. The Group recognizes the revenues from the online direct sales on a gross basis as the Group is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has met several but not necessary all of these indicators. Revenues from the sales of electronics and home appliance products were RMB18,387,816, RMB34,011,756 and RMB56,814,078, and revenues from the sales of general merchandise products were RMB2,500,195, RMB6,322,795 and RMB10,203,899, for the years ended December 31, 2011, 2012 and 2013, respectively.

Services and Others

              The revenues of services and others primarily consist of fees charged to third-party sellers for participating in the Group's online marketplace, where the Group generally is not the primary obligor, does not bear the inventory risk, does not have the ability to establish the price and control the related shipping services when utilized by the online marketplace merchants. Upon successful sales at jd.com, the Group will charge the third-party sellers a negotiated amount or a fixed rate commission fee based on the sales amount. Commission fee revenues are recognized on a net basis at the point of delivery of products, net of return allowance.

              The Group also provides advertising placements for a specified period of time on its various website channels and in various formats, including but not limited to banners, links, logos, buttons, and content integration. The Group recognizes revenues ratably over the period during which the advertising services were provided. Advertising arrangements involving multiple deliverables are allocated into single-element arrangements based on their relative selling price in the absence of both vendor specific objective evidence and third party evidence, and the related revenue is recognized over the period during which the element is provided. Significant assumptions and estimates have been made in estimating the relative selling price of each single-element, and changes in judgments on these assumptions and estimates could materially impact the timing of advertising revenue recognition. The

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of significant accounting policies (Continued)

Group did not enter into material advertising-for-advertising barter transactions, or any other types of barter transactions.

              The Group earns transaction fees from processing transactions for online payment customers. Revenues resulting from these transactions are recognized when transactions are completed. Transaction fee is charged based on certain criteria (such as account type and volume of payments received per month) for funds they receive.

              The Group offers comprehensive customer services, primarily include 7*24 hours customer service to respond to customer post-sales requests, return and exchange service to facilitate customer's return, exchange and repair of defective goods. These services are free of charge. The Group also provides return/exchange logistic service to the customers, of which the revenues recognized was not material for the periods presented.

t.
Customer incentives and loyalty programs

              The Group provides two types of discounted coupons, referred to as D Coupons and J Coupons, for free to its customers to incentivize purchase.

  •
  D Coupons are given to a customer upon their current purchase or can be given for free to promote future purchases. This coupon requires the customer to make future purchase of a minimum value in order to enjoy the value provided by the coupon. The right to purchase discounted products in the future is not considered an element of an arrangement within the scope of the multiple-element arrangements guidance in ASC 605, as the right does not represent a significant and incremental discount to the customer. The Group assesses the significance of the discount by considering its percentage of the total future minimum purchase value, historical usage pattern by the customers and relative outstanding volume and monetary value of D Coupons compared to the other discounts offered by the Group. D Coupons are accounted for as a reduction of revenue on the future purchase.

  •
  J Coupons are given to a customer that has made a qualified purchase and is to be used on a future purchase, with no limitation as to the minimum value of the future purchase. Accordingly, the Group has determined that J Coupons awarded during a purchase activity are considered an element of an arrangement within the scope of ASC 605-25, as the J Coupons represent a significant and incremental discount to the customer. Therefore, the delivered products and the J Coupons awarded are treated as separate unit of accounting. The selling price of the J Coupons awarded is generally determined by management's best estimate of the selling price in the absence of both vendor specific objective evidence and third party evidence. The amount allocated to the J Coupons is deferred and recognized when the J Coupons are redeemed or at the coupon's expiration, whichever occurs first. J Coupons have an expiration of one year after issuance. For the years ended December 31, 2011, 2012 and 2013, the amount of expired J Coupons was not material.

              Registered customers may also earn loyalty points based on certain activities performed on the Group's website such as purchasing merchandise or reviewing their buying experiences. Customers may redeem the loyalty points for J Coupons used for future purchase of selected items without minimum purchase requirements. The Group considers loyalty points awarded from sales of products and reviewing buying experiences to be part of its revenue generating activities, and such arrangements are

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of significant accounting policies (Continued)

considered to have multiple elements. Therefore, the sales consideration is allocated to the products and loyalty points based on the relative selling price of the products and loyalty points awarded. Consideration allocated to the loyalty points is initially recorded as deferred revenues, and recognized as revenues when the J Coupons for which the loyalty points are redeemed are used. As of December 31, 2013, loyalty points have no expiration date.

u.
Cost of revenues

              Cost of revenues consists of the purchase price of products and inbound shipping charges, as well as write-downs of inventory. Shipping charges to receive products from the suppliers are included in the inventories, and recognized as cost of revenues upon sale of the products to the customers. Payment processing and related transaction costs, including those associated with the sales transactions as well as packaging material costs, are classified in fulfillment in the Consolidated Statements of Operations and Comprehensive Loss.

v.
Rebates and subsidies

              The Group periodically receives consideration from certain vendors, representing rebates for products sold and subsidies for the sales of the vendors' products over a period of time. The rebates are not sufficiently separable from the Group's purchase of the vendors' products and they do not represent a reimbursement of costs incurred by the Group to sell vendors' products. The Group accounts for the rebates received from its vendors as a reduction to the price it pays for the products purchased and therefore the Group records such amounts as a reduction of cost of revenues when recognized in the Consolidated Statements of Operations and Comprehensive Loss. Rebates are earned based on reaching minimum purchase thresholds for a specified period. When volume rebates can be reasonably estimated based on the Group's past experiences and current forecasts, a portion of the rebate is recognized as the Group makes progress towards the purchase threshold. Subsidies are calculated based on the volume of products sold through the Group and are recorded as a reduction of cost of revenues when the sales have been completed and the amount is determinable.

w.
Fulfillment

              Fulfillment costs represent packaging material costs and those costs incurred in outbound shipping, operating and staffing the Group's fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting and warehousing inventories; picking, packaging and preparing customer orders for shipment; processing payment and related transaction costs and responding to inquiries from customers. Fulfillment costs also contain third party transaction fees, such as credit card processing and debit card processing fees. Shipping cost amounted to RMB832,164, RMB1,615,912 and RMB2,068,781 for the years ended December 31, 2011, 2012 and 2013, respectively.

x.
Marketing

              Marketing expenses consist primarily of advertising costs and related expenses for personnel engaged in marketing and business development activities.

              Advertising costs, which consist primarily of online advertising, offline television, movie and outdoor advertising, are expensed as incurred, and totaled RMB427,804, RMB1,015,991 and RMB1,491,467 for the years ended December 31, 2011, 2012 and 2013, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of significant accounting policies (Continued)

y.
Technology and content

              Technology and content expenses consist primarily of technology infrastructure expenses and payroll and related expenses for employees involved in platform development, category expansion, editorial content, buying and merchandising selection systems support, as well as costs associated with the compute, storage and telecommunications infrastructure for internal use that supports the Group's web services. Technology and content expenses are expensed as incurred. Software development costs are recorded in "Technology and content" as incurred as the cost qualifying for capitalization have been immaterial.

z.
General and administrative

              General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

aa.
Share-based compensation

              The Company grants restricted ordinary shares, non-vested ordinary shares, restricted share units ("RSUs") and share options to eligible employees, non-employee consultants and the Founder of the Company and accounts for these share-based awards in accordance with ASC 718 Compensation—Stock Compensation and ASC 505-50 Equity-Based Payments to Non-Employees.

              Employees' share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period.

              All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

              Non-employees' share-based awards are measured at fair value at the earlier of the commitment date or the date the services are completed. Awards granted to non-employees are re-measured at each reporting date using the fair value at each period end until the measurement date, generally when the services are completed and awards are vested. Changes in fair value between the reporting dates are recognized by graded vesting method.

              Founder share-based awards are measured at the grant date fair value of the awards and recognized as expenses based on the probable outcome of the performance conditions.

              If a share-based award is modified after the grant date, we evaluate for such modifications in accordance with ASC 718 Compensation—Stock Compensation and the modification is determined to be a probable-to-probable (Type 1) modification, additional compensation expenses are recognized in an amount equal to the excess of the fair value of the modified equity instrument over the fair value of the original equity instrument immediately before modification. The additional compensation expenses are recognized immediately on the date of modification or over the remaining requisite service period, depending on the vesting status of the award.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of significant accounting policies (Continued)

              The fair value of the restricted ordinary shares, non-vested ordinary shares and RSUs were assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment required complex and subjective judgments regarding the Company's projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. In addition, the binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of these awards was determined partly in reliance on a valuation report prepared by an independent valuation firm using management's estimates and assumptions.

              The assumptions used in share-based compensation expense recognition represent management's best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

              Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

bb.
Income tax

              Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. The Group records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the Consolidated Statements of Operations and Comprehensive Loss in the period of change.

              The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is "more likely than not" to prevail based on the facts and technical merits of the position. Tax positions that meet the "more likely than not" recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of significant accounting policies (Continued)

realized may differ from the Group's estimates. As each audit is concluded, adjustments, if any, are recorded in the Group's consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2011, 2012 and 2013, the Group did not have any significant unrecognized uncertain tax positions.

cc.
Leases

              Each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property's estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the leaser at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. Payments made under operating lease are charged to the Consolidated Statements of Operations and Comprehensive Loss on a straight-line basis over the terms of underlying lease. The Group has no capital leases for any of the periods presented.

dd.
Comprehensive income/(loss)

              Comprehensive income/(loss) is defined to include all changes in equity of the Group during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the periods presented, the Group's comprehensive income/(loss) includes net income/(loss) and foreign currency translation adjustments and is presented in the Consolidated Statements of Operations and Comprehensive Loss.

ee.
Earnings (Loss) per share

              Basic earnings (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, unvested restricted shares, restricted share units and ordinary shares issuable upon the exercise of outstanding share option (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of significant accounting policies (Continued)

ff.
Segment reporting

              The Group engages primarily in the sale of electronics and home appliances products and general merchandise products (including audio, video products and books) sourced from manufacturers, distributors and publishers in PRC on the internet through its website jd.com. The Group also operates its online marketplace under which third-party sellers sell products on the Group's website to customers. The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group's chief operating decision maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment mainly through the provision of a single class of services for accelerating and improving the delivery of its products over the internet. The Group does not distinguish between markets or segments for the purpose of internal reports. As the Group's long-lived assets are all located in the PRC and most of all the Group's revenues are derived from the PRC, no geographical segments are presented.

gg.
Statutory reserves

              The Group's subsidiaries, VIEs and VIEs' subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

              In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group's subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC ("PRC GAAP")) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company's discretion.

              In addition, in accordance with the PRC Company Laws, the Group's VIE and VIEs subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

              The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. None of these reserves are allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of significant accounting policies (Continued)

              For the years ended December 31, 2011, 2012 and 2013, profit appropriation to statutory surplus fund for the Group's entities incorporated in the PRC was approximately RMB Nil, RMB1,838 and RMB810, respectively. No appropriation to other reserve funds was made for any of the periods presented.

hh.
Recent accounting pronouncements

              In July 2012, the FASB issued revised guidance on "Testing Indefinite-Lived Intangible Assets for Impairment." The revised guidance provides an entity the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform a quantitative impairment test by comparing the fair value with the carrying amount in accordance with U.S. GAAP. The revised guidance is effective for the Company for annual and interim impairment tests performed for the fiscal year beginning on January 1, 2013. This amendment will not have a material effect on the Group's financial position, results of operations or liquidity.

              In February 2013, the FASB issued revised guidance on "Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." The revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The revised guidance is effective prospectively for the Company for the reporting periods beginning on January 1, 2013. The revised guidance will not have a material effect on the Group's financial position, results of operations or liquidity.

              In July 2013, the FASB issued ASU 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists", which is an update to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, except for when a net operating loss carryforward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carry forward. The guidance is effective for fiscal years beginning after December 15, 2013 and for interim periods within that fiscal year. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

3. Concentration and risks

    Concentration of customers and suppliers

              There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2011, 2012 and 2013.

    Concentration of credit risk

              Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2011, 2012 and 2013, all of the Group's cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. PRC does not have an official deposit insurance program, nor does it have an agency similar to the Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group's cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

    Currency convertibility risk

              The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group's cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB1,538,305, RMB6,359,129 and RMB9,865,714 as of December 31, 2011, 2012 and 2013, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

    Foreign currency exchange rate risk

              From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

4. Restricted cash and restricted time deposit

              To meet the requirements of specific business operations, including secured deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee, the Group held restricted cash of RMB289,971, RMB920,130 and RMB342,387 as of December 31, 2011, 2012 and 2013, respectively. Changes in the restricted cash balance associated with the bank acceptance are classified as cash flows from operating activities as the Group considers restricted cash arising from these activities directly related to the Group's ordinary business operations.

              To maintain guarantee balances at the bank as collaterals for the short-term bank loans of US$138,000 and US$153,000 (see Note 14), the Group held restricted cash of RMB1,000,000 and RMB1,000,000 as of December 31, 2012 and 2013, which were bank deposits with the original term of one year at the bank, respectively. In addition, the Group held restricted cash of RMB545,000 for capital verification of establishment of new entities as of December 31, 2013. Changes in the restricted cash balance associated with short-term bank loans and capital verification are classified as cash flow from investing activities as the Group considers restricted cash arising from these activities similar to an investment.

5. Fair value measurement

              As of December 31, 2011, 2012 and 2013, information about inputs into the fair value measurements of the Group's assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets
Cash equivalents:
Time deposits	315,045	—	315,045	—
Restricted cash	289,971	—	289,971	—

Total assets	605,016	—	605,016	—

		Fair value measurement at reporting date using
Description	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets
Cash equivalents:
Time deposits	1,303,851	—	1,303,851	—
Money market fund	854,985	854,985	—	—
Restricted cash	1,920,130	—	1,920,130	—
Short-term investments
Time deposits	1,080,000	—	1,080,000	—

Total assets	5,158,966	854,985	4,303,981	—

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

5. Fair value measurement (Continued)

		Fair value measurement at reporting date using
Description	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets
Cash equivalents:
Time deposits	4,605,262	—	4,605,262	—
Restricted cash	1,887,387	—	1,887,387	—
Short-term investments
Available for sale securities	1,903,224	—	1,903,224	—

Total assets	8,395,873	—	8,395,873	—

              When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets that the Group reports on its consolidated balance sheets at fair value on a recurring basis.

    Cash equivalents

              Money market fund. The Group values its money market fund using observable inputs that reflect quoted prices for securities with identical characteristics, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

              Time deposits. The Group values its time deposits held in certain bank accounts using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

    Restricted cash

              Restricted cash is valued based on the pervasive interest rate in the market, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

    Available for sale securities

              Available-for-sale securities are valued using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2.

    Other financial instruments

              The followings are other financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

5. Fair value measurement (Continued)

              Short-term receivables and payables. Accounts receivable and prepayments and other assets are financial assets with carrying values that approximate fair value due to their short term nature. Accounts payable, advance from customers, accrued expenses and other liabilities and deferred revenues are financial liabilities with carrying values that approximate fair value due to their short term nature.

              Short-term bank loan. The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term bank loan.

              Prepayments and other assets in non-current assets. Prepayments and other assets in non-current assets are financial assets with carrying values that approximates fair value due to the change in fair value after considering the discount rate. The Group estimated fair values of non-current prepayments and other assets using the discount cash flow method. The Group classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

6. Business Combination

              On October 31, 2012, the Group invested RMB145,500 through Jingdong 360 to acquire 100% of the equity interests in Chinabank Payment and its wholly owned subsidiary Chinabank Payment Technology. The main purpose of the acquisition is to offer flexible payment service to the Group's online shopping customers and to improve cost efficiency in the Group's payment processing.

              The acquisition had been accounted for as a business combination and the results of operations of Chinabank Payment from the acquisition date have been included in the Group's consolidated financial statements. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on an independent valuation report and management's experiences with similar assets and liabilities. The allocation of the purchase price is as follows:

	RMB	Weighted average amortization period at the acquisition date (in years)
Tangible assets acquired and liabilities assumed
Cash	5,781
Accounts payable	(53,936)
Advance from customers	(6,552)
Others	(3,442)
Identifiable intangible assets:
Online payment and other licenses	189,000	15

Identifiable net assets acquired (a)	130,851
Cash consideration (b)	145,500

Goodwill (b-a)	14,649

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

6. Business Combination (Continued)

              Goodwill primarily represents the expected synergies from combining operations of the Group, Chinabank Payment and Chinabank Payment Technology, which are complementary to each other, and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition. The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill. The goodwill is not expected to be deductible for tax purposes. No measurement period adjustment has been recorded.

              Based on the assessment on the acquired companies' financial performance made by the Group, the acquired company including its subsidiary is not considered material to the Group. Thus the presentation of the pro-forma financial information with regard to a summary of the results of operations of the Group for the business combination is not required.

7. Accounts receivable, net

              Accounts receivable, net, consists of the following:

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Product sales and online marketplace receivables	241,395	428,869	380,938
Advertising receivables	6,424	25,762	44,372
Others	18,923	26,384	78,549
Allowance for doubtful accounts
Balance at beginning of the year	(3,287)	(21,208)	(1,877)
Additions	(17,921)	(831)	(559)
Reversals	—	3,237	666
Write-offs	—	16,925	—

Balance at end of the year	(21,208)	(1,877)	(1,770)

Accounts receivable, net	245,534	479,138	502,089

              The value-added tax receivables from customers, which ranges from 6% to 17% for the revenue from sales of various products or services rendered, are recorded in product sales and online marketplace receivables.

8. Inventories, net

              Inventories, net, consist of the following:

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Products	2,747,509	4,720,771	6,358,151
Packing materials and others	16,078	33,058	28,004

Inventories, net	2,763,587	4,753,829	6,386,155

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

9. Prepayments and other current assets

              Prepayments and other current assets consist of the following:

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Interest receivables	6,437	58,475	28,654
Prepaid rental fees	23,930	48,434	79,423
Prepaid advertising costs	6,972	10,218	31,977
Deposits	6,617	14,967	20,386
Employee advances	10,904	15,174	12,809
Trade-in program receivables	59,965	—	—
Others	9,769	12,150	45,853

	124,594	159,418	219,102

              Trade-in program receivables represent funds to be collected from local municipalities that funded the home appliance trade-in program, which are mainly sponsored by the government's economy stimulus plan and in part provided as subsidies to customer purchases of energy efficient appliances.

10. Property, equipment and software, net

              Property, equipment and software, net, consist of the following:

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Electronic equipment	203,426	454,510	671,491
Office equipment	12,930	22,245	30,326
Vehicles	72,187	154,116	199,780
Logistic and warehouse equipment	104,582	191,337	232,603
Leasehold improvement	24,773	46,020	59,983
Software	12,597	40,803	57,508
Building	—	—	275,717

Total	430,495	909,031	1,527,408

Less: Accumulated depreciation	(110,019)	(269,697)	(502,980)

Net book value	320,476	639,334	1,024,428

              Depreciation expenses were RMB73,441, RMB169,277 and RMB257,213 for the years ended December 31, 2011, 2012 and 2013, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

11. Intangible assets, net

              Intangible assets, net, consist of the following:

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Domain names	2,621	36,032	40,353
Online payment and other licenses (Note 6)	—	189,000	189,000
Copyrights	—	11,889	17,805
Less: Accumulated amortization	(240)	(7,128)	(31,356)

Intangible assets, net	2,381	229,793	215,802

              Amortization expenses for intangible assets were RMB240, RMB6,888 and RMB24,228 for the years ended December 31, 2011, 2012 and 2013, respectively.

              As of December 31, 2013, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

	For the years ended December 31,
	2014	2015	2016	2017	2018	2019 and thereafter
	RMB	RMB	RMB	RMB	RMB	RMB
Amortization expenses	20,999	18,620	17,279	16,718	16,635	125,551

12. Land use rights, net

              Land use rights, net, consist of the following:

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Land use rights	96,830	537,831	620,383
Less: Accumulated amortization	(265)	(9,830)	(21,530)

Net book value	96,565	528,001	598,853

              Amortization expenses for land use rights were RMB265, RMB9,565 and RMB11,700 for the years ended December 31, 2011, 2012 and 2013, respectively.

              As of December 31, 2013, amortization expenses related to the land use rights for future periods are estimated to be as follows:

	For the years ended December 31,
	2014	2015	2016	2017	2018	2019 and thereafter
	RMB	RMB	RMB	RMB	RMB	RMB
Amortization expenses	12,408	12,408	12,408	12,408	12,408	536,813

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

13. Other non-current assets

              Other non-current assets consist of the following:

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Prepayments for purchase of office building	161,400	261,400	100,000
Staff loans	2,150	74,682	132,932
Prepayments for purchase of land use rights	72,000	—	22,000
Rental deposits	23,694	51,547	54,408
Prepayments for purchase of property, equipment and software	11,470	35,543	34,456
Prepayments for construction in progress	—	—	33,765
Others	5,633	6,778	24,312

Total	276,347	429,950	401,873

14. Short-term bank loan

              In June 2012, the Group entered into a loan agreement, whereby on June 14, 2012 the Group effectively pledged certain time deposits to secure the bank loan, totaling US$138,000 (RMB872,036) and bearing interest at 1.50% per annum over 1-month London Inter-Bank Offered Rate ("LIBOR") with the maturity date of June 14, 2013. The loan was fully repaid in June 2013.

              In November 2013, the Group entered into another loan agreement, whereby on November 4, 2013 the Group effectively pledged certain time deposits to secure the bank loan, totaling US$153,000 (RMB940,216) and bearing interest at 1.30% per annum over 1-month London Inter-Bank Offered Rate ("LIBOR") with the maturity date of November 3, 2014.

15. Accrued expenses and other current liabilities

              Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Salary and welfare payable	412,988	800,364	1,080,072
Vendor deposits	60,149	392,976	857,573
Rental fee payables	19,412	16,816	22,155
Professional fee accruals	37,810	55,491	63,280
Others	41,081	75,231	246,718

Total	571,440	1,340,878	2,269,798

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

16. Others, net

              Others, net, consist of the following:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Foreign exchange gains, net	41,309	13,762	92,761
Government financial incentives	25,560	41,690	120,301
Others	(2,669)	4,873	(19,507)

Total	64,200	60,325	193,555

              Government financial incentives represent rewards provided by the relevant PRC municipal government authorities to the Group for business achievements made by the Group. As there is no further obligation for the Group to perform, government financial incentives are recognized as other income when received. The amount of such government financial incentives are determined solely at the discretion of the relevant government authorities, and there is no assurance that the Group will continue to receive these government financial incentives in the future.

17. Taxation

a)
Transition from PRC Business Tax to PRC Value Added Tax

              A pilot program for transition from Business Tax to Value Added Tax ("VAT") for certain services revenues was launched in Shanghai on January 1, 2012. Starting from September 1, 2012, the pilot program was expanded from Shanghai to other cities and provinces in China, including Beijing, Wuhan, Guangzhou, Tianjin and Suqian, in which the Group has its operations.

b)
Value added tax

              During the periods presented, the Group was subject to 13% and 17% VAT for revenues from sales of audio, video products and books and sales of other products, respectively, in the PRC.

              Prior to the pilot program, the Group were subject to 5% or 3% Business Tax for revenues from online advertising and other services or for revenues from intercompany logistic services, which is eliminated in consolidation, respectively. After the launch of the pilot program, the Group is subject to 11% VAT for the revenues from logistics services and 6% VAT for the revenues from online advertising and other services.

              The Group is also subject to surcharges of VAT payments according to PRC tax law.

c)
Business tax

              Chinabank Payment and Chinabank Payment Technology are subject to 5% business tax and related surcharges for revenues from online payment services. Business tax and the related surcharges are recognized when the revenue is earned.

              Not affected by the pilot program, the Group is also subject to 3% cultural undertaking development fees on revenues from online advertising services in China.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

17. Taxation (Continued)

d)
Income tax

    Cayman Islands

              Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

    British Virgin Islands

              Under the current laws of the British Virgin Islands, entities incorporated in British Virgin Island are not subject to tax on their income or capital gains.

    Hong Kong

              Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

    China

              On March 16, 2007, the National People's Congress of PRC enacted a new Corporate Income Tax Law ("new CIT law"), under which Foreign Investment Enterprises ("FIEs") and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. Under the new CIT law, preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as "high and new technology enterprises".

              Chinabank Payment Technology has been qualified as "high and new technology enterprise" since 2010, and enjoyed a preferential corporate income tax rate of 15% from 2011 to 2013. Chinabank Payment Technology will continue to benefit from the same income tax rate in 2014, provided that it continues to be qualified as "high and new technology enterprise" during such period.

              The Group's other PRC subsidiaries, VIEs and VIEs' subsidiaries are subject to the statutory income tax rate of 25%.

    Withholding tax on undistributed dividends

              The new CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located." Based on a review of surrounding facts and circumstances, the

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

17. Taxation (Continued)

Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

              The new CIT law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Company did not record any dividend withholding tax, as it has no retained earnings for any of the periods presented.

              Reconciliations of the differences between PRC statutory income tax rate and the Group's effective income tax rate for the years ended December 31, 2011, 2012 and 2013 are as follows:

	For the year ended December 31,
	2011	2012	2013
Statutory income tax rate	25.0%	25.0%	25.0%
Tax effect of preferential tax treatments	—	0.0%	172.3%
Tax effect of tax-exempt entities	1.9%	0.3%	54.7%
Effect on tax rates in different tax jurisdiction	—	0.2%	22.1%
Tax effect of non-deductible expenses	(1.4%)	(3.3%)	(148.4%)
Tax effect of non-taxable income	—	0.3%	36.5%
Changes in valuation allowance	(25.5%)	(22.0%)	(97.0%)
Expiration of loss carry forward	—	(0.9%)	(65.1%)

Effective tax rates	—	(0.4%)	0.1%

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

17. Taxation (Continued)

e)
Deferred tax assets and deferred tax liabilities

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Deferred tax assets
—Allowance for doubtful accounts	5,302	469	443
—Deferred revenues	—	—	52,132
—Net operating loss carry forwards	472,818	856,944	853,258
Less: valuation allowance	(478,120)	(857,413)	(905,833)

Net deferred tax assets	—	—	—

Current deferred tax liabilities:
—Interest income	—	6,127	6,087

Total current deferred tax liabilities	—	6,127	6,087

              As of December 31, 2013, the Group had net operating loss carry forwards of approximately RMB3,426,981 which arose from the subsidiaries, VIEs and VIEs' subsidiaries established in the PRC. The loss carry forwards will expire during the period from 2014 to 2018.

              A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group's operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

              The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2011, 2012 and 2013.

    Movement of valuation allowance

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Balance at beginning of the period	150,352	478,120	857,413
Additions	327,768	399,568	81,119
Reversals	—	(20,275)	(32,699)

Balance at end of the period	478,120	857,413	905,833

18. Convertible Preferred Shares

              In conjunction with the Group's reorganization in 2007, the Group issued 155,000,000 Series A Convertible Redeemable Preferred Shares ("Series A Preferred Shares") and warrants to purchase

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

18. Convertible Preferred Shares (Continued)

additional 130,940,000 Series A Preferred Shares ("Warrants-A") for an aggregate purchase price of RMB38,672.

              In August 2007, upon the exercise of the Warrants-A by the investor, the Group issued 130,940,000 Series A-1 Convertible Redeemable Preferred Shares ("Series A-1 Preferred Shares") for an aggregate purchase price of RMB37,961.

              In January 2009, the Group issued 178,164,555 Series B Convertible Redeemable Preferred Shares ("Series B Preferred Shares") for an aggregate purchase price of RMB108,719. In addition, the Company also issued 57,145,445 Series B Preferred Shares upon the conversion of the convertible notes, which was issued to a Series A Preferred Shares investor for a cash consideration of US$5,100 on July 16, 2008.

              In September 2010, the Group issued 178,238,250 Series C Convertible Redeemable Preferred Shares ("Series C Preferred Shares") for an aggregate purchase price of RMB924,559. Additionally, 64,579,075 Series A-1 Preferred Shares and 15,498,980 Series B Preferred Shares were extinguished in exchange for 80,078,055 Series C Preferred Shares. Please refer to Note 19 for the exchange and re-designation of the Series A-1 and B Preferred Shares. In conjunction of the issuance of the Series C Preferred Shares, the Group also granted warrants ("Warrants-C") to two of the Series C Preferred Shares investors to acquire 78,786,475 and 5,166,325 shares of ordinary shares, respectively. (Note 20).

              The Series A, A-1, B and C Preferred Shares are collectively referred to as the "Preferred Shares". As of December 31, 2013, Preferred Shares are comprised of the following:

					As of December 31, 2013
Series	Issuance Date	Shares Issued	Issue Price per Share	Proceeds from Issuance	Shares Outstanding	Carrying Amount
			US$	US$		RMB
A	March 27, 2007	155,000,000	0.0323	5,000	155,000,000	215,626
A-1*	August 15, 2007	130,940,000	0.0382	5,000	36,894,000	40,224
B*	January 12, 2009	235,310,000	0.0892	21,000	59,539,244	88,241
C*	September 21, 2010	178,238,250	0.7742	138,000	258,316,305	7,173,263

*
Refer to Note 19 for exchange and re-designation of Preferred Shares.

              All series of Preferred Shares have a par value of US$0.00002 per share.

              The Company determined that the Series A, A-1 and B Preferred Shares should be classified as mezzanine equity upon their respective issuance since the Series A, A-1 and B Preferred Shares were contingently redeemable by the holders 4 years from the Series B Preferred Shares issuance date in the event that a qualified initial public offering ("First Qualified IPO") has not occurred and the Series A, A-1 and B Preferred Shares have not been converted. As of December 31, 2011, as a result of the waivers to their redemption and preferential liquidation rights, the Series A, A-1 and B Preferred Shares were reclassified from mezzanine equity to permanent equity. The Company has also determined that the Series C Preferred Shares should be classified as mezzanine equity since its insurance as they are contingently redeemable by the holders in the event that a qualified initial public offering ("Second Qualified IPO") has not occurred by January 1, 2014 (which has been deferred to January 1, 2015 upon the Group's request in December 2013). The First Qualified IPO is defined as a

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

18. Convertible Preferred Shares (Continued)

firm commitment underwritten registered public offering in the United States, with gross proceeds to the Company in excess of US$50,000 and the total securities issued by the Company in such offering no more than twenty-five percent of all outstanding share capital of the Company before the offering, or in a similar public offering of the ordinary shares of the Company in Hong Kong or another jurisdiction which results in the ordinary shares trading publicly on a recognized international securities exchange. The Second Qualified IPO is defined as a firm commitment underwritten registered public offering in the United States, with an implied pre-offering valuation of the Group of at least US$1,500,000 or in a similar public offering in Hong Kong or another jurisdiction which results in the ordinary shares trading publicly on a recognized international securities exchange.

              The Company records accretion on the Preferred Shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates.

              The Company determined that there were no embedded derivatives requiring bifurcation as the economic characteristics and risks of the embedded conversion and redemption features are clearly and closely related to that of the Preferred Shares. The Preferred Shares are not readily convertible into cash as there is not a market mechanism in place for trading of the Company's shares.

              The Group has determined that there was no embedded beneficial conversion feature attributable to the Preferred Shares because the initial effective conversion prices of Preferred Shares were higher than the fair value of the Group's ordinary shares determined by the Group with the assistance from an independent valuation firm.

              The rights, preferences and privileges of the Preferred Shares are as follows:

    •
    Dividend rights

              No dividends shall be made to ordinary shareholders until dividends in like amount have been paid on each outstanding Preferred Shares (on an as-if-converted basis).

              Prior to the issuance of Series B Preferred Shares, the holders of the Series A and A-1 Preferred Shares shall be entitled to: (i) receive, on an annual basis, preferential, non-cumulative dividends at the rate of eight percent (8%) of the Series A and A-1 Preferred Shares issue price, payable in cash when and as such cash becomes legally available therefore on parity with each other, prior and in preference to any dividend on any other shares; provided that such dividends shall be payable only when, as, and if declared by the Board of Directors; (ii) receive on a pari passu basis, when, as and if declared at the sole discretion of the Board of Directors, but only out of funds that are legally available therefore, cash dividends at the rate or in the amount as the Board of Directors considers appropriate.

              Upon the issuance of Series B Preferred Shares on January 12, 2009, the dividend rights of the Series A and A-1 Preferred Shares were modified to be the same as Series B Preferred Shares, in which the holders of Series A, A-1 and B Preferred Shares shall be entitled to receive on a pari passu basis, when, as and if declared at the sole discretion of the Board of Directors, but only out of funds that are legally available therefore, cash dividends at the rate or in the amount as the Board of Directors considers appropriate. In addition, no dividend shall be paid out unless approved by holder(s) of (i) at least fifty percent (50%) of the Series A and A-1 Preferred Shares, which holder(s) in each case shall include Best Alliance International Holdings Limited ("Best Alliance"), and (ii) at least

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

18. Convertible Preferred Shares (Continued)

seventy five percent (75%) of the Series B Preferred Shares, which holder(s) in each case shall include Strong Desire Limited ("Strong Desire") and Capital Today Investment XIII Limited ("CTI").

              In association with the issuance of the Series C Preferred Shares on September 21, 2010, the dividend rights of the Series A, A-1 and B Preferred Shares were modified to be the same as Series C Preferred Shares, in which the holders of the Preferred Shares shall be entitled to receive on a pari passu basis, when, as and if declared at the sole discretion of the Board of Directors, but only out of funds that are legally available therefore, cash dividends at the rate or in the amount as the Board of Directors considers appropriate. In addition, no dividend shall be paid out unless approved by (i) Max Smart Limited ("Max Smart") and (ii) the holder(s) of a majority of the voting power of the then outstanding Preferred Shares, ordinary shares held by certain investors (voting together as a single class and calculated on an as converted basis).

              No dividends on Preferred Shares and ordinary shares have been declared since the inception through December 31, 2013. Max Smart is an ordinary shareholder of the Company, which is owned and controlled by the Founder.

    •
    Liquidation preferences

              In the event of any liquidation, dissolution or winding up of the Group, either voluntarily or involuntarily, the holders of the Series A, A-1 and B Preferred Shares shall be entitled to receive an amount equal to 120% of the original purchase price plus all declared but unpaid dividends, while the holders of the Series C Preferred Shares shall be entitled to receive an amount equal to 100% of the original purchase price plus all declared but unpaid dividends.

              In association with the issuance of the Series C Preferred Shares in 2010, the Series A, A-1 and B Preferred Shares holders waived their liquidation preference rights and rank pari passu with the ordinary shareholders.

    •
    Redemption rights

              Prior to the issuance of Series B Preferred Shares, the Series A and A-1 Preferred Shares were redeemable if (i) the Group failed to consummate a First Qualified IPO by the end of the year 2013, or (ii) there was a material breach by any of the Group's entities or the Founder, subject to the applicable laws of the British Virgin Islands, and if so requested by holder(s) of at least fifty percent of the Series A and A-1 Preferred Shares. The redemption price shall be equal to: Issuance price × (108%)N, where "N" equals a fraction the numerator of which is the number of calendar days from the date on which the Series A and A-1 Preferred Shares were issued up to the date on which such preferred shares are redeemed and the denominator of which is 365.

              Upon the issuance of Series B Preferred Shares on January 12, 2009, the redemption rights of the Series A and A-1 Preferred Shares were modified to be the same as Series B Preferred Shares, in which they were redeemable if (i) the Group failed to consummate a First Qualified IPO at any time after four years from January 12, 2009, or (ii) there was a material breach by any of the Group's entities or the Founder, subject to the applicable laws of the British Virgin Islands, and in the case of the Series A and A-1 Preferred Shares, if so requested by holder(s) of at least fifty percent of the Series A and A-1 Preferred Shares, and in the case of Series B Preferred Shares, if so requested by holder(s) of at least seventy five percent of the Series B Preferred Shares.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

18. Convertible Preferred Shares (Continued)

              The redemption price was to have been equal to the higher of (i) or (ii) below:

(i)
Issuance price × (108%)N, "N" means a fraction the numerator of which is the number of calendar days from the date on which the Series A, A-1 and B Preferred Shares were issued up to the date on which such preferred shares are redeemed and the denominator of which is 365.

(ii)
the fair market value of Series A, A-1 and B Preferred Shares at the redemption date.

              In association with the issuance of the Series C Preferred Shares in September 2010, the Series A, A-1 and B Preferred Shares holders waived their redemption rights and ranked pari passu with the ordinary shareholders.

              The Series C Preferred Shares are redeemable if (i) the Group fails to consummate a Second Qualified IPO at any time before January 1, 2014 (which has been deferred to January 1, 2015 upon the request of the Group in December 2013) or (ii) there is a material breach by any of the Group's entities or the Founder, then subject to the applicable laws of the British Virgin Islands, and if so requested by holder(s) of at least fifty percent of the Series C Preferred Shares.

              The redemption price shall be equal to the higher of (i) or (ii) below:

(i)
Issuance price × (108%)N, "N" means a fraction the numerator of which is the number of calendar days from the date on which the Series C Preferred Shares were issued up to the date on which such preferred shares are redeemed and the denominator of which is 365.

(ii)
the fair market value of Series C Preferred Shares at the redemption date.

              Due to the redemption features described above, the Group initially classified the Series A, A-1, B and C Preferred Shares in the mezzanine equity of the Consolidated Balance Sheets. As a result of the waiver to the redemption and preferential liquidation rights in 2010 in association with the issuance of Series C Preferred Shares, the Series A, A-1 and B Preferred Shares were reclassified from mezzanine equity to permanent equity in the Consolidated Balance Sheets.

              The fair market value of the Preferred Shares was greater than their original purchase price as of December 31, 2011, 2012 and 2013. The Company accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date of the Preferred Shares using effective interest method. Changes in the redemption value are considered to be changes in accounting estimates. The Company ceased to record accretion charges related to Series A, A-1 and B Preferred Shares upon the waiver of their redemption rights. Upon closing of the initial public offering, the Preferred Shares will convert into ordinary shares and the Series C Preferred Shares redemption value accretion will cease. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital. Once additional paid-in-capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

18. Convertible Preferred Shares (Continued)

              The Company's Preferred Shares activities for the years ended December 31, 2011, 2012 and 2013 are summarized below:

	Series A and A-1 Preferred Shares		Series B Preferred Shares		Series C Preferred Shares
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		RMB		RMB		RMB
Balance as of January 1, 2011	221,360,925	301,654	84,786,405	126,417	258,316,305	1,489,824

Preferred shares redemption value accretion	—	—	—	—	—	1,660,619
Conversion of Series A-1 Preferred Shares to ordinary shares	(29,466,925)	(45,804)	—	—	—	—
Balance as of December 31, 2011	191,894,000	255,850	84,786,405	126,417	258,316,305	3,150,443

Preferred shares redemption value accretion	—	—	—	—	—	1,587,454

Balance as of December 31, 2012	191,894,000	255,850	84,786,405	126,417	258,316,305	4,737,897

Preferred shares redemption value accretion	—	—	—	—	—	2,435,366
Conversion of Series B Preferred Shares to ordinary shares	—	—	(25,247,161)	(38,176)	—	—

Balance as of December 31, 2013	191,894,000	255,850	59,539,244	88,241	258,316,305	7,173,263

    •
    Voting rights

              The holder of each ordinary share issued and outstanding have one vote for each ordinary share held and the holder of each Preferred Shares have the number of votes as equals to the number of ordinary shares then issuable upon their conversion into ordinary shares. The holders of Preferred Shares shall vote together with the holders of ordinary shares on all matters submitted to a vote of the shareholders of the Company and not as a separate class or series.

    •
    Conversion rights

              Each Preferred Shares is convertible, at the option of the holder, at any time after the date of issuance of such Preferred Shares according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits, stock dividends and recapitalization. Each Preferred Shares is convertible into a number of ordinary shares determined by dividing the applicable original issuance price by the conversion price. The conversion price of each Preferred Shares is the same as its original issuance price if no adjustments to conversion price have occurred. As of December 31, 2013, each Preferred Shares is convertible into one ordinary share.

              Prior to the issuance of Series B Preferred Shares, each Series A and A-1 Preferred Shares would automatically be converted, based on the then-effective conversion price, into ordinary share upon the earlier of (i) the closing of a First Qualified IPO or (ii) the vote or written consent of the holders of more than 50% of the then outstanding Series A and A-1 Preferred Shares (voting together as a single class).

              Upon the issuance of Series B Preferred Shares on January 12, 2009, each Series A, A-1 and B Preferred Shares would automatically be converted, based on the then-effective conversion price, into ordinary share upon the earlier of (i) the closing of a First Qualified IPO or (ii) the vote or written

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

18. Convertible Preferred Shares (Continued)

consent of the holders of (i) more than fifty percent of the Series A and A-1 Preferred Shares, which holder(s) in each case shall include Best Alliance, and (ii) more than seventy five percent of the Series B Preferred Shares, which holder(s) in each case shall include Strong Desire and CTI (voting separately on an as-converted basis).

              In association with the issuance of the Series C Preferred Shares on September 21, 2010, each Preferred Shares is automatically converted into ordinary share at the then effective applicable conversion price, upon the earlier of (i) the closing of a Second Qualified IPO, or (ii) the vote or written consent of holders of more than fifty percent of the outstanding Preferred Shares of each class with respect to conversion of each class.

              Upon the issuance of Series A and A-1 Preferred Shares, in the event that the Group issues additional ordinary shares at a price less than the then-applicable conversion price for the Series A and A-1 Preferred Shares, the conversion price shall be reduced, as of the opening of business on the date of such issuance, to a price equal to the price of such additional ordinary shares. Upon the issuance of Series B Preferred Shares on January 12, 2009, in the event that the Group issues additional ordinary shares at a price less than the then-applicable conversion price for the Series A, A-1 and B Preferred Shares, the conversion price of the Series A, A-1 and B Preferred Shares shall be reduced on a weighted average basis to a price determined by multiplying such conversion price by a fraction, the numerator of which shall be the number of ordinary shares outstanding immediately prior to such issuance on a fully diluted basis, plus the number of ordinary shares which the aggregate consideration received by the Group for such issuance would purchase at such conversion price in effect immediately prior to such issuance, and the denominator of which shall be the number of ordinary shares outstanding immediately prior to such issuance plus the number of such additional ordinary shares so issued. The conversion rights of Series C Preferred Shares were same as Series A, A-1 and B Preferred Shares.

19. Exchange and Re-designation of Series A-1 and Series B Preferred Shares

              In 2010 and 2011, a certain number of Series A-1 and B Preferred Shares were exchanged for and re-designated into Series C Preferred Shares or ordinary shares. The table below summarizes these transactions:

Exchange/re-designation
		Exchange/re-designation date	Number of shares exchanged/re-designated
From	To
Series B Preferred Shares	ordinary shares	May, 2010	135,024,615
Series A-1 Preferred Shares	Series C Preferred Shares	September, 2010	64,579,075
Series B Preferred Shares	Series C Preferred Shares	September, 2010	15,498,980
Series A-1 Preferred Shares	ordinary shares	August, 2011	29,466,925
Series B Preferred Shares	ordinary shares	December, 2013	25,247,161

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

19. Exchange and Re-designation of Series A-1 and Series B Preferred Shares (Continued)

    •
    Exchange for Series C Preferred Shares

              Upon the issuance of the Series C Preferred Shares, the Group extinguished 64,579,075 Series A-1 Preferred Shares and 15,498,980 Series B Preferred Shares in exchange for a total of 80,078,055 Series C Preferred Shares. The transaction represents a repurchase of the Series A-1 and B Preferred Shares and issuance of the Series C Preferred Shares to the new investors and is accounted for under extinguishment accounting. The excess of the fair value of the consideration transferred in the amount of RMB415,381 to the holders of the Series A-1 and B Preferred Shares over the carrying amount of the Series A-1 and B Preferred Shares in the amount of RMB123,596, net of foreign exchange impact, would be recognized as deemed dividends. However, since the Group did not have any retained earnings, the excess was charged to additional paid-in capital which equaled to RMB304,054 with total translation adjustment gain amounted to RMB12,269.

              The fair value of the Series C Preferred Shares was assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the award were not publicly traded at the time of grant, and was determined partly in reliance on a report prepared by an independent valuation firm using management's estimates and assumptions.

    •
    Re-designated into Ordinary Shares

              135,024,615 Series B Preferred Shares, 29,466,925 Series A-1 Preferred Shares and 25,247,161 Series B Preferred Shares were transferred to new investors and re-designated into ordinary shares in May 2010, August 2011 and December 2013, respectively. These transactions would be viewed as if the holders of the Series B and A-1 Preferred Shares exercised their option to convert Series B and A-1 Preferred Shares into ordinary shares, and then subsequently transferred the newly converted ordinary shares to the new investors. Accordingly, the carrying amounts of the Series B and A-1 Preferred Shares were reduced, offset by increases in the ordinary shares and additional paid-in capital which equaled to RMB148,490, RMB38,545 and RMB34,108, respectively, with total translation adjustment gains amounted to RMB187, RMB7,255 and RMB4,065, respectively.

20. Warrants

              In conjunction of the issuance of the Series C Preferred Shares, the Group granted warrants ("Warrants-C") to two of the Series C Preferred Shares investors to acquire 78,786,475 and 5,166,325 shares of ordinary shares, respectively. The warrants have an exercise price of US$0.7742 per ordinary share, and exercisable at any time during a period commencing on the issuance of the warrants and expiring on the earlier of (i) a Second Qualified IPO (as defined in Note 18); or (ii) 20 months from the date of issuance of the warrants.

              Warrants-C were classified in permanent equity in the Consolidated Balance Sheets because they were exercisable to purchase ordinary shares, and the Group had sufficient authorized and unissued ordinary shares to settle the warrant contract. In addition, there were no other terms that would require cash settlement. Warrants-C were initially measured at fair value, and the cash proceeds of the Series C Preferred Shares were allocated on a relative fair value basis to the Series C Preferred Shares issued and Warrants-C.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

20. Warrants (Continued)

              The relative fair value of the Warrants-C at issuance was RMB15,327, which was estimated on the basis of Black-Scholes Option Pricing Model with the following assumptions:

	Issuance
Expected volatility		53.1%
Risk-free interest rate		1.5%
Expected dividend yield		—
Expected life of the warrants		1.67
Fair value of ordinary shares	US$	0.374

              The volatility of the Group's ordinary shares was estimated by management based on the historical volatility of similar U.S. and Hong Kong public companies. The risk-free interest rate was implied yield rate of China government bonds denominated in US$ for a term applicable to the expected life of the warrants. The dividend yield was estimated based on the Group's expected dividend policy over the expected life of the warrants. The expected life reflects the best estimated period during which the warrants would be exercised.

              In February 2012, upon the exercise of the Warrants-C, the Company issued 83,952,800 ordinary shares for considerations amounted to RMB410,164.

21. Ordinary Shares

              Upon inception, each ordinary share was issued at a par value of US$0.00002 per share. In March 2007, the Company issued 319,000,000 ordinary shares at a par value of US$0.00002 and became the holding company of the Group pursuant to the reorganization events described in Note 1. Subsequently, various numbers of ordinary shares were issued to share-based compensation award recipients and investors. As of December 31, 2013, the authorized share capital of the Company is US$60 divided into 2,435,536,365 ordinary shares, 221,360,925 Series A and A-1 Preferred Shares, 84,786,405 Series B Preferred Shares and 258,316,305 Series C Preferred Shares at a par value of US$0.00002 per share.

              The ordinary shares reserved for issuance upon exercise of Warrants-C, conversion of Preferred Shares, exercise of the restricted share units (RSUs) and share options were as follows:

	As of December 31,
	2011	2012	2013
Reserved for exercise of Warrants-C (Note 20)	83,952,800	—	—
Reserved for conversion of the Preferred Shares (Note 18)	534,996,710	534,996,710	509,749,549
Reserved for future exercise of the RSUs and share options (Note 22)	4,905,776	30,818,337	54,093,176

	623,855,286	565,815,047	563,842,725

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

22. Share-based Compensation

              For the years ended December 31, 2011, 2012 and 2013, total share-based compensation expenses recognized were RMB70,964, RMB225,039 and RMB261,173, respectively.

              The ordinary shares issued for the Company's equity incentive plans are held by Fortune Rising, a consolidated variable interest entity of the Company, and accounted for as treasury stocks of the Company prior to their vest.

Adoption of 2013 Plan

              Before December 20, 2013, the Company granted share-based awards to eligible employees and non-employees pursuant to the 2008, 2009, 2010, 2011 stock incentive plans and 2011 special stock incentive plan (collectively, the "Original Plans"), which govern the terms of the awards. On December 20, 2013, the Company adopted the 2013 Share Incentive Plan ("2013 Plan"), which was approved by the Board of Directors of the Company, to replace the Original Plans. The awards granted and outstanding under the Original Plans will survive and remain effective and binding under the 2013 Plan. As of December 31, 2013, the Group had 229,241,756 ordinary shares available for future grants of share-based awards.

Share option exchange program

              On December 20, 2013, the Company launched a one-time stock option exchange program (the "Program") pursuant to which eligible employees were able to exchange certain unvested RSUs for share options with the exercise price of US$3.96. The Program expired on December 27, 2013. As a result of the Program, 155 employees exchanged 7,954,526 unvested RSU for options to purchase 23,863,578 ordinary shares at exercise price of US$3.96 per share. The new awards are subject to the original vesting schedule with the corresponding exchanged RSUs. The Company determined the modification is a probable-to-probable modification (TYPE 1 modification), as the Program does not change the expectation that these award will ultimately vest. The incremental value of RMB89,030 as the result of the exchange will be recognized as expenses over the remaining vesting periods of 1 to 6 years.

1) Employee awards

              The non-vested ordinary shares, RSUs and share options are scheduled to be vested over three to six years:

              (1). One-third, one-fourth, one fifth or one-sixth of the awards, depending on different vesting schedules of the 2013 Plans, shall be vested upon the end of the calendar year in which the awards were granted or the first anniversary dates of the grants;

              (2). The remaining of the awards shall be vested on straight line basis at the end of the remaining calendar or the anniversary years.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

22. Share-based Compensation (Continued)

Non-vested ordinary shares

              A summary of the non-vested ordinary shares activities for the years ended December 31, 2011, 2012 and 2013 is presented below:

	Number of Shares	Weighted-Average Grant-Date Fair Value
		US$
Unvested at January 1, 2011	17,176,755	0.16
Granted	—
Vested	(8,065,546)	0.12
Forfeited	(422,365)	0.20

Unvested at December 31, 2011	8,688,844	0.19

Unvested at January 1, 2012	8,688,844	0.19
Granted	—
Vested	(5,642,161)	0.16
Forfeited	(217,603)	0.17

Unvested at December 31, 2012	2,829,080	0.24

Unvested at January 1, 2013	2,829,080	0.24
Granted	—
Vested	(2,320,633)	0.24
Forfeited	(508,447)	0.24

Unvested at December 31, 2013	—	—

              In January 2011, the Company agreed to purchase certain vested ordinary shares from various employees at RMB7.0 per share. A total of 1,639,265 vested ordinary shares were repurchased for cash consideration of RMB11,712.

              For the years ended December 31, 2011, 2012 and 2013, total share-based compensation expenses recognized by the Group for the non-vested ordinary shares granted were RMB6,442, RMB3,156 and RMB1,142, respectively.

              As of December 31, 2013, all share-based compensation expenses related to the non-vested ordinary shares granted have been recognized.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

22. Share-based Compensation (Continued)

RSUs

              A summary of the RSUs activities for the years ended December 31, 2011, 2012 and 2013 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested at January 1, 2011	—
Granted	6,597,360	3.42
Vested	(1,635,259)	3.42
Forfeited	(56,325)	3.42

Unvested at December 31, 2011	4,905,776	3.42

Unvested at January 1, 2012	4,905,776	3.42
Granted	33,701,641	3.67
Vested	(4,689,658)	3.59
Forfeited	(3,099,422)	3.63

Unvested at December 31, 2012	30,818,337	3.65

Unvested at January 1, 2013	30,818,337	3.65
Granted	15,075,413	3.95
RSUs exchanged in connection with the share option exchange program	(7,954,526)	3.83
Vested	(6,365,824)	3.62
Forfeited	(4,422,552)	3.66

Unvested at December 31, 2013	27,150,848	3.77

              For the years ended December 31, 2011, 2012 and 2013, total share-based compensation expenses recognized by the Group for the RSUs granted were RMB58,552, RMB215,713 and RMB254,124, respectively.

              As of December 31, 2013, there were RMB484,932 of unrecognized share-based compensation expenses related to the RSUs granted. That expenses are expected to be recognized over a weighted-average period of 4.8 years.

Share Options

              The Company granted Nil, Nil and 3,048,750 service-based share options to its employees for the years ended December 31, 2011, 2012 and 2013, respectively. In December, 2013, the Company launched a one-time stock option exchange program under which 7,954,526 RSUs were exchanged for 23,863,578 share options, with the exercise price of US$3.96 per share.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

22. Share-based Compensation (Continued)

              The summary of service-based share options activities for the year ended December 31, 2013 is presented below:

Share options	Number of share options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
		US$		US$
Outstanding as of January 1, 2013	—	—	—
Granted	3,048,750
Share options exchanged in connection with the share option exchange program	23,863,578
Exercised	—
Forfeited	—
Expired	—

Outstanding as of December 31, 2013	26,912,328	3.96	9.4	—

Vested and expected to vest as of December 31, 2013	24,221,095	3.96	9.4	—
Exercisable as of December 31, 2013	—			—

              No options were granted for the years ended December 31, 2011 and 2012. The weighted average grant date fair value of options granted for the year ended December 31, 2013 was US$1.94 per share.

              For the years ended December 31, 2011, 2012 and 2013, total share-based compensation expenses recognized by the Group for the share options granted were Nil, Nil and RMB4,007, respectively. As of December 31, 2013, there were RMB227,994 of unrecognized share-based compensation expenses related to the share options granted. That expenses are expected to be recognized over a weighted-average period of 5.4 years.

              The estimated fair value of each option grant is estimated on the date of grant using the Binominal option-pricing model with the following assumptions:

2013
Expected volatility	47%~50%
Risk-free interest rate (per annum)	1.83%~2.91%
Exercise multiples	2.8
Expected dividend yield	—
Expected term (in years)	7.4~10.0
Fair value of the underlying shares on the date of option grants (US$)	$3.96

              The Group estimated the risk free rate based on the yield to maturity of U.S. treasury bonds denominated in USD at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

22. Share-based Compensation (Continued)

consideration of research study regarding exercise pattern based on historical statistical data. Expected term is the contract life of the option. The expected volatility at the date of grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future.

2) Non-employee awards

RSUs

              A summary of activities for the non-employee RSUs for the years ended December 31, 2011, 2012 and 2013 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested at January 1, 2011	—
Granted	281,000	3.42
Vested	(281,000)	3.42

Unvested at December 31, 2011	—

Unvested at January 1, 2012	—
Granted	263,770	3.67
Vested	(263,770)	3.67

Unvested at December 31, 2012	—

Unvested at January 1, 2013	—
Granted	107,992	3.96
Vested	(77,992)	3.96

Unvested at December 31, 2013	30,000	3.96

              For the years ended December 31, 2011, 2012 and 2013, total share-based compensation expenses recognized for the non-employee awards granted were RMB5,970, RMB6,170 and RMB1,900, respectively.

              As of December 31, 2013, there were RMB638 of unrecognized share-based compensation expenses related to the RSUs granted. That expenses are expected to be recognized over a weighted-average period of 6.0 years.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

23. Net loss per share

              Basic and diluted net loss per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Numerator:
Net loss	(1,283,745)	(1,729,473)	(49,899)
Series C Preferred Shares redemption value accretion	(1,660,619)	(1,587,454)	(2,435,366)

Net loss attributable to the holders of permanent equity securities	(2,944,364)	(3,316,927)	(2,485,265)

Numerator for basic net loss per share of permanent equity securities	(2,944,364)	(3,316,927)	(2,485,265)
Numerator for diluted net loss per share of permanent equity securities	(2,944,364)	(3,316,927)	(2,485,265)

Denominator:
Weighted average number of permanent equity securities—basic	1,322,840,034	1,523,639,783	1,694,495,048
Weighted average number of permanent equity securities—diluted	1,322,840,034	1,523,639,783	1,694,495,048

Basic net loss per share attributable to the holders of permanent equity securities	(2.23)	(2.18)	(1.47)

Diluted net loss per share attributable to the holders of permanent equity securities	(2.23)	(2.18)	(1.47)

              Generally, basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period.

              As a result of the modification of the Series A, A-1 and B Preferred Shares on September 21, 2010 (refer to Note 18), the Series A,  A-1 and B Preferred Shares were classified as separate classes of permanent equity securities with no senior or prior rights to ordinary shares, except for those dividend rights discussed in Note 18. Accordingly for the years ended December 31, 2011, 2012 and 2013, the "two-class" method is required to be used for the calculation of net loss per share. Since the Company did not declare any dividends for the years ended December 31, 2011, 2012 and 2013, the net loss per share attributable to each class would be the same under the "two-class" method for the years ended December 31, 2011, 2012 and 2013. As such, the three classes of shares have been presented on a combined basis in the Consolidated Statements of Operations and Comprehensive Loss and in the above computation of net loss per share.

              Diluted net loss per share is computed using the weighted average number of ordinary shares, Series A, A-1 and B Preferred Shares and dilutive potential ordinary shares outstanding during the respective year. The potentially dilutive securities that were not included in the calculation of diluted net loss per share in the periods presented where their inclusion would be anti-dilutive include non-vested ordinary shares, RSUs and options to purchase ordinary shares of 21,008,288, 27,484,412 and 33,084,709, and Warrants-C of 83,952,800, 8,303,024 and Nil for the years ended December 31, 2011, 2012 and 2013 on a weighted average basis, respectively. For the years ended December 31, 2011, 2012 and 2013, the assumed conversion of the Series C Preferred Shares was anti-dilutive and excluded from the calculation of diluted net loss per share.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

24. Related party transactions

              The table below sets forth the major related parties and their relationships with the Group as of December 31, 2013:

Name of related parties	Relationship with the Group
Jiangsu Suqian Network Co., Ltd.	Controlled by an individual related to the Founder
Beijing Haoyaoshi Medicine Co., Ltd. ("Haoyaoshi")	An investee of the Group, and the Group disposed the equity investment in August 2013
    (a)
    The Group entered into the following transactions with related parties:

	For the year ended December 31,
Transactions
	2011	2012	2013
	RMB	RMB	RMB
Loan repayment from Jiangsu Suqian Network Co., Ltd.	—	1,500	—
Online marketplace service provided to Haoyaoshi	677	8,391	8,297
    (b)
    The Group had the following balances with related parties:

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Loan receivable from Jiangsu Suqian Network Co., Ltd.	1,500	—	—

Total	1,500	—	—

Due to Haoyaoshi for cash collections on behalf of Haoyaoshi related to online marketplace service	1,428	4,885	—

Total	1,428	4,885	—

*
Haoyaoshi is a merchant of the Company's online marketplace. The Company provided related services to Haoyaoshi, and collected the payments from customers on behalf of Haoyaoshi.

25. Employee benefit

              Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs and VIEs' subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees' salaries, up to a maximum amount

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

25. Employee benefit (Continued)

specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately RMB236,397, RMB528,524 and RMB618,052 for the years ended December 31, 2011, 2012 and 2013, respectively.

26. Lines of credit

              As of December 31, 2013, the Group had agreements with fifteen PRC commercial banks for unsecured revolving lines of credit, and increased its revolving lines of credit to RMB9.2 billion. There are no financial covenants under these lines of credit with which the Group must comply as of December 31, 2013.

              As of December 31, 2013, under the lines of credit, the Company had no outstanding borrowings and RMB1,452,038 outstanding for the issuance of bank acceptance and RMB422,510 outstanding for the guarantee of supply chain financing.

27. Commitments and contingencies

    Operating lease commitments

              The Group leases office, fulfillment centers and bandwidth under non-cancelable operating lease agreements. The rental and bandwidth leasing expenses were RMB180,477, RMB419,235 and RMB621,629 for the years ended December 31, 2011, 2012 and 2013, respectively, and were charged to Consolidated Statements of Operations and Comprehensive Loss when incurred.

              Future minimum lease payments under non-cancelable operating lease agreements with initial terms of one year or more consist of the following:

	Office and fulfillment centers rental	Bandwidth leasing	Total
	RMB	RMB	RMB
2014	422,648	93,658	516,306
2015	206,474	4,707	211,181
2016	57,554	—	57,554
2017	27,536	—	27,536
2018	20,378	—	20,378
2019 and Thereafter	29,006	—	29,006

	763,596	98,365	861,961

    Capital commitments

              The Group's capital commitments primarily relate to commitments on construction of office building and warehouses. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB911,812 as of December 31, 2013. All of these capital commitments will be fulfilled in the following years according to the construction progress.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

27. Commitments and contingencies (Continued)

    Legal proceedings

              From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. Third parties assert patent infringement claims against the Group from time to time in the form of letters, lawsuits and other forms of communication. In addition, from time to time, the Group receives notification from customers claiming that they are entitled to indemnification or other obligations from the Group related to infringement claims made against them by third parties. Litigation, even if the Group is ultimately successful, can be costly and divert management's attention away from the day-to-day operations of the Group.

              The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any such liabilities as of December 31, 2011, 2012 and 2013.

28. Restricted net assets

              The Group's ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group's subsidiaries, VIEs and VIEs' subsidiaries incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group's subsidiaries.

              In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserve funds, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profits as reported in the enterprise's PRC statutory financial statements. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to the general reserve fund until such reserve fund has reached 50% of its registered capital based on the enterprise's PRC statutory financial statements. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserved funds can only be used for specific purposes and are not distributable as cash dividends.

              Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory surplus fund at least 10% of its annual after-tax profits until such statutory surplus fund has reached 50% of its registered capital based on the enterprise's PRC statutory financial statements. A domestic enterprise is also required to provide discretionary surplus fund, at the discretion of the board of directors, from the net profits reported in the enterprise's PRC statutory financial statements. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

              As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group's PRC subsidiaries, VIEs and VIEs' subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

28. Restricted net assets (Continued)

              Amounts restricted include paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, totaling approximately RMB12,262,757 as of December 31, 2013; therefore in accordance with Rules 4.08 (e) (3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2011, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 are disclosed in Note 31.

29. Unaudited pro-forma balance sheet and net loss per share

              Immediately prior to the completion of the Second Qualified IPO, the Company will adopt a Post IPO Memorandum and Articles of Association in which the shares held by Max Smart and Fortune Rising may be re-designated as Class B ordinary shares, while the shares held by all other shareholders of the Company will be re-designated as Class A ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting rights and conversion rights. Holders of Class A ordinary shares are entitled to one vote per share in all shareholders' meetings, while holders of Class B ordinary shares are entitled to twenty votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the discretion of the Class B shareholders thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

              The unaudited pro-forma balance sheet as of December 31, 2013 assumes the Second Qualified IPO has occurred and presents an adjusted financial position as if the re-designation of all outstanding ordinary shares and the conversion of all outstanding Preferred Shares into Class A and Class B ordinary shares at the conversion ratio as described in Note 18 occurred on December 31, 2013.

              The unaudited pro-forma basic and diluted net loss per share reflecting the effect to the re-designation of all outstanding ordinary shares and conversion of all outstanding Preferred Shares into Class A and Class B ordinary shares as if the re-designation and conversion had occurred at the beginning of the year:

For the year ended December 31, 2013
RMB
Numerator:
Net loss attributable to holders of permanent equity securities	(2,485,265)
Series C Preferred Shares redemption value accretion	2,435,366
Compensation to the Founder related to dual class ordinary shares arrangements	(37,571)
Numerator for pro-forma basic and diluted net loss per share	(87,470)

Denominator:
Weighted average number of ordinary shares outstanding	1,419,255,378
Pro-forma effect of the conversion of Series A and A-1 Preferred Shares	191,894,000
Pro-forma effect of the conversion of Series B Preferred Shares	83,345,670
Pro-forma effect of the conversion of Series C Preferred Shares	258,316,305

Denominator for pro-forma basic and diluted net loss per share	1,952,811,353

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

29. Unaudited pro-forma balance sheet and net loss per share (Continued)

For the year ended December 31, 2013
RMB
Pro-forma net loss per share:
Basic	(0.04)

Diluted	(0.04)

              The potentially dilutive securities that were not included in the calculation of above pro-forma dilutive net loss per share in the period presented where their inclusion would be anti-dilutive include non-vested ordinary shares and RSUs and options to purchase ordinary shares of 33,084,709, for the year ended December 31, 2013 on a weighted average basis.

30. Subsequent events

              The Group evaluated subsequent events through March 19, 2014, which was the date these financial statements were issued.

a.
Transaction with Tencent Holdings Limited

              On March 10, 2014, the Company entered into a Strategic Cooperation Agreement ("Agreement") with Tencent Holdings Limited ("Tencent"), with a period of 5 years from April 1, 2014 to March 31, 2019. Pursuant to the Agreement, the Company will become Tencent's preferred partner in the development of physical goods e-Commerce business in Greater China, including: (a) Tencent will grant the Company level-1 access points in Weixin and mobile QQ applications; (b) Tencent will provide internet traffic and other support from other key platforms to the Company; (c) the Company will cooperate with Tencent in a number of areas primarily mobile-related products, social networking services, membership systems and payment solutions. Terms described in (a), (b) and (c) above are hereinafter collectively referred to as "Strategic Cooperation". In addition, for a period of 8 years from April 1, 2014 to March 31, 2022, other than the operation of Shanghai Icson, a subsidiary of Tencent, Tencent will not engage in any online direct sales or managed marketplace business model in physical goods e-commerce businesses in Greater China and a few selected international markets, hereinafter referred to as "Non-Compete".

              On the same date, the Company also entered into a series of agreements with Tencent and its affiliates, pursuant to which, the Company acquired from Tencent: (i) 100% business operation of two online marketplace platforms, Paipai and QQ Wanggou; (ii) 9.9% equity interest in Shanghai Icson; (iii) a call option to acquire the remaining equity interest of Shanghai Icson, with a price higher of the fair value of the remaining equity interest or RMB800 million within 3 years commencing the closing of the Transaction; (iv) certain logistic workforce; and (v) a land use right. The above (i) to (v), Strategic Cooperation and Non-Compete are collectively referred to as "Transaction".

              As consideration for the Transaction, the Company issued 351,678,637 ordinary shares to Huang River Investment Limited, a wholly-owned subsidiary of Tencent, representing 15% shares on a diluted basis under treasury method upon the closing of the Transaction, on March 10, 2014.

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

30. Subsequent events (Continued)

b.
Grant of RSUs to the Founder

              In March, 2014, the Company approved a grant of 93,780,970 RSUs to the Founder. The share awards were immediately vested and the Company will record an share-based compensation charge of USD$590,820 in the quarter ended March 31, 2014.

c.
Short-term bank loan

              In March, 2014, the Group entered into a loan agreement, whereby on March 7, 2014 the Group effectively pledged RMB2,000,000 time deposits to secure the bank loan, totaling US$309,000 (RMB1,891,111) and bearing interest at 0.8% per annum over 1-month London Inter-Bank Offered Rate ("LIBOR") with the maturity date of March 6, 2015.

31. Parent company only condensed financial information

              The Company performed a test on the restricted net assets of consolidated subsidiaries, VIEs and VIEs' subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

              The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

              The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2013.

Condensed Balance Sheet

	As of December 31
	2011	2012	2013
	RMB	RMB	RMB	US$ Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	4,309,493	2,745,209	12,475	2,061

Total current assets	4,309,493	2,745,209	12,475	2,061

Non-current assets:
Investments in subsidiaries and VIEs	1,639,924	3,664,365	9,237,302	1,525,892
Intangible assets, net	2,381	26,119	1,845	305

Total non-current assets	1,642,305	3,690,484	9,239,147	1,526,197

Total assets	5,951,798	6,435,693	9,251,622	1,528,258

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

31. Parent company only condensed financial information (Continued)

	As of December 31
	2011	2012	2013
	RMB	RMB	RMB	US$ Note 2(e)
LIABILITIES
Current liabilities:
Accrued expenses and other liabilities	17,964	33,135	11,794	1,949

Total liabilities	17,964	33,135	11,794	1,949

MEZZANINE EQUITY
Series C convertible redeemable preferred shares (US$0.00002 par value; 258,316,305 shares authorized, issued and outstanding as of December 31, 2011, 2012 and 2013, Redemption value of RMB 10,789,686, RMB 7,788,910 and RMB7,918,251 as of December 31, 2011, 2012 and 2013, respectively; Liquidation value of RMB 1,260,180, RMB 1,257,100 and RMB1,219,380 as of December 31, 2011, 2012 and 2013, respectively.)	3,150,443	4,737,897	7,173,263	1,184,939
Shareholders' equity
Series A and A-1 convertible preferred shares (US$0.00002 par value; 221,360,925 shares authorized, 191,894,000 shares issued and outstanding as of December 31, 2011, 2012 and 2013.)	255,850	255,850	255,850	42,263
Series B convertible preferred shares (US$0.00002 par value; 84,786,405 shares authorized, issues and outstanding as of December 31, 2011, 2012 and 84,786,405 shares authorized, 59,539,244 shares issued and outstanding as of December 31, 2013.)	126,417	126,417	88,241	14,576
Ordinary shares (US$0.00002 par value, 1,935,536,365 shares authorized, 1,211,469,630 shares issued and 1,162,790,555 shares outstanding as of December 31, 2011, and 1,935,536,365 shares authorized, 1,358,540,331 shares issued and 1,320,456,845 shares outstanding as of December 31, 2012 and 2,435,536,365 shares authorized, 1,502,933,134 shares issued and 1,463,654,092 shares outstanding as of December 31, 2013.)	163	182	199	33
Additional paid-in capital	5,025,325	5,654,991	6,251,869	1,032,735
Statutory reserves	—	1,838	2,648	437
Treasury stock	(11,712)	(7,781)	—	—
Warrants	15,327	—	—	—
Accumulated deficit	(2,481,604)	(4,212,915)	(4,263,624)	(704,301)
Accumulated other comprehensive loss	(146,375)	(153,921)	(268,618)	(44,373)

Total shareholders' equity	2,783,391	1,664,661	2,066,565	341,370

Total liabilities, mezzanine equity and shareholders' equity	5,951,798	6,435,693	9,251,622	1,528,258

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

31. Parent company only condensed financial information (Continued)

Condensed Statements of Operations and Comprehensive Loss

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Operating expenses
Fulfillment	—	—	—	—
Marketing	—	—	—	—
Technology and content	—	—	—	—
General and administrative	(6,129)	(18,581)	(4,065)	(671)

Loss from operations	(6,129)	(18,581)	(4,065)	(671)

Equity in loss of subsidiaries and VIEs	(1,382,036)	(1,750,074)	(164,843)	(27,230)
Interest income, net	16,980	37,190	3,987	659
Others, net	87,440	1,992	115,022	19,000

Net loss	(1,283,745)	(1,729,473)	(49,899)	(8,242)

Preferred shares redemption value accretion	(1,660,619)	(1,587,454)	(2,435,366)	(402,294)

Net loss attributable to holders of permanent equity securities	(2,944,364)	(3,316,927)	(2,485,265)	(410,536)

Condensed Statements of Cash Flow

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Net cash provided by operating activities	291,710	35,559	(1,209)	(199)
Net cash used in investing activities	(2,537,311)	(3,574,993)	(5,399,613)	(891,953)
Net cash provided by financing activities	6,236,898	1,981,595	2,720,076	449,325
Effect of exchange rate changes on cash and cash equivalents	(61,308)	(6,445)	(51,988)	(8,588)
Net increase/(decrease) in cash and cash equivalents	3,929,989	(1,564,284)	(2,732,734)	(451,415)
Cash and cash equivalents at beginning of year	379,504	4,309,493	2,745,209	453,476

Cash and cash equivalents at end of year	4,309,493	2,745,209	12,475	2,061

Basis of presentation

              The Company's accounting policies are the same as the Group's accounting policies with the exception of the accounting for the investments in subsidiaries, VIEs and VIEs' subsidiaries.

              For the Company only condensed financial information, the Company records its investments in subsidiaries, VIEs and VIEs' subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as "Investment in subsidiaries and VIEs" and the subsidiaries and VIEs' loss

JD.com, Inc.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in thousands, except for share and per share data)

31. Parent company only condensed financial information (Continued)

as "Equity in loss of subsidiaries and VIEs" on the Condensed Statements of Operations and Comprehensive Loss. The parent company only condensed financial statements should be read in conjunction with the Group' consolidated financial statements.

COMBINED PLATFORM BUSINESS
COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 31 DECEMBER 2011, 2012 AND 2013

COMBINED PLATFORM BUSINESS
COMBINED FINANCIAL STATEMENTS
For the years ended 31 December 2011, 2012 and 2013

Contents	Page(s)
Independent auditor's report	F-69
Combined balance sheets	F-70
Combined statements of comprehensive loss	F-71
Combined statements of cash flows	F-72
Combined statements of changes in invested capital	F-73
Notes to the combined financial statements	F-74 ~ F-96

 INDEPENDENT AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS OF TENCENT HOLDINGS LIMITED

(incorporated in Cayman Islands with limited liability)

Report on the Combined Financial Statements

              We have audited the accompanying combined financial statements of the two e-Commerce open platform operations (the "Combined Platform Business") listed in Note 1, which comprise the combined statements of financial position as at 31 December, 2011, 2012 and 2013, and the related combined statements of comprehensive loss, changes in invested capital, and cash flows for the years then ended, and the related notes to the combined financial statements.

Management's Responsibility for the Combined Financial Statements

              Management of the Combined Platform Business is responsible for the preparation and fair presentation of these combined financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

              Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

              An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Combined Platform Business' preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Combined Platform Business' internal control.

              Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

              We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

              In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Combined Platform Business at 31 December 2011, 2012 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with IFRS as issued by the IASB.

/s/ PricewaterhouseCoopers Hong Kong, 19 March 2014

Combined Platform Business

COMBINED BALANCE SHEETS

As at 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

		As at 31 December
	Note	2011	2012	2013
ASSETS
Current assets
Accounts receivable	5	228	3,507	1,027
Prepayments and other receivables	6	1,066	356	2,560

Total current assets		1,294	3,863	3,587

Non-current assets
Property, plant and equipment	7	14,698	15,448	17,647
Intangible assets	8	77,540	64,750	54,729

Total non-current assets		92,238	80,198	72,376

Total assets		93,532	84,061	75,963

LIABILITIES
Current liabilities
Accounts payable	9	581	3,949	8,502
Accrued expenses and other current liabilities	10	19,705	31,692	44,199
Receipt in advance	11	5,230	9,383	11,170

Total liabilities		25,516	45,024	63,871

EQUITY
Invested capital		68,016	39,037	12,092

Total equity and liabilities		93,532	84,061	75,963

The notes on pages F-74 to F-96 are an integral part of these combined financial statements.

 Combined Platform Business

COMBINED STATEMENTS OF COMPREHENSIVE LOSS

For the Years ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

		Year ended 31 December
	Note	2011	2012	2013
Net Revenues
Commission revenue		389	144,951	185,473
Online advertising and others		70,404	189,542	170,061

Total net revenues		70,793	334,493	355,534

Operating expenses
Cost of revenues (including handling charges for online payment platform charged by an entity of Tencent Holdings: 2011: Nil, 2012: RMB29,348 and 2013: RMB27,187)		(61,275)	(111,566)	(135,032)
Marketing		(56,799)	(94,160)	(103,061)
Technology and contents		(45,415)	(66,277)	(68,103)
General and administrative (including corporate administrative and management fees charged by entities of Tencent Holdings: 2011: RMB47,029, 2012: RMB44,615 and RMB57,143)		(59,757)	(72,503)	(98,224)

Total operating expenses	12	(223,246)	(344,506)	(404,420)

Loss before income tax		(152,453)	(10,013)	(48,886)
Income tax expense	14	—	—	—

Net loss and total comprehensive loss		(152,453)	(10,013)	(48,886)

Attributable to:
Owner of the Combined Platform Business		(152,453)	(10,013)	(48,886)

The notes on pages F-74 to F-96 are an integral part of these combined financial statements.

 Combined Platform Business

COMBINED STATEMENTS OF CASH FLOWS

For the Years ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

	Year ended 31 December
	2011	2012	2013
Cash flows from operating activities:
Net loss	(152,453)	(10,013)	(48,886)
Adjustments to reconcile net loss to net cash (used in)/generated from operating activities
Depreciation and amortization	21,470	30,204	31,195
Loss on retirement of property, plant and equipment	1,461	2,741	571
Changes in operating assets and liabilities:
Accounts receivable	(228)	(3,279)	2,480
Prepayments and other receivables	(805)	710	(2,204)
Accounts payable	408	3,368	4,553
Accrued expenses and other current liabilities	10,623	16,140	14,294

Net cash (used in)/generated from operating activities	(119,524)	39,871	2,003

Cash flows from investing activities:
Purchase of property, plant and equipment	(16,455)	(20,905)	(21,020)
Purchase of intangible assets	(3,911)	—	(2,924)

Net cash flow used in investing activities	(20,366)	(20,905)	(23,944)

Cash flows from financing activities:
Deemed contributions from/(return of contributions to) owner of the Combined Platform Business	139,890	(18,966)	21,941

Net cash generated from/(used in) financing activities	139,890	(18,966)	21,941

Net change in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of the year	—	—	—

Cash and cash equivalents at end of the year	—	—	—

The notes on pages F-74 to F-96 are an integral part of these combined financial statements.

 Combined Platform Business

COMBINED STATEMENTS OF CHANGES IN INVESTED CAPITAL

For the Years ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

Invested capital
Balance at 1 January 2011	80,579
Loss and total comprehensive loss for the year	(152,453)
Contributions from owner of the Combined Platform Business	139,890

Balance at 31 December 2011 and 1 January 2012	68,016
Loss and total comprehensive loss for the year	(10,013)
Return of contributions to owner of the Combined Platform Business	(18,966)

Balance at 31 December 2012 and 1 January 2013	39,037
Loss and total comprehensive loss for the year	(48,886)
Contributions from owner of the Combined Platform Business	21,941

Balance at 31 December 2013	12,092

The notes on pages F-74 to F-96 are an integral part of these combined financial statements.

Combined Platform Business

Notes to the Combined Financial Statements

For the Years Ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

1 General information

              Tencent Holdings Limited ("Tencent Holdings") was incorporated in the Cayman Islands with limited liability. The address of its registered office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The shares of Tencent Holdings have been listed on the Main Board of The Stock Exchange of Hong Kong Limited ("Stock Exchange") since 16 June 2004. Tencent Holdings and its subsidiaries ("Tencent Group") are principally engaged in the provision of Internet value-added services, mobile and telecommunications value-added services, online advertising services and e-Commerce transactions to users.

              In 2006 and 2011, Tencent Group set up two e-Commerce platforms, www.paipai.com website ("Paipai") and www.wanggou.com website ("Wanggou"), as unincorporated operating units of the Tencent Group for engaging in physical goods e-Commerce business (collectively defined as "Combined Platform Business"). The Combined Platform Business offers online marketplace that enable third-party sellers ("Third-party sellers") to sell their products to online buyers ("Buyers") on Paipai and Wanggou. Paipai offers its marketplace to individual sellers, which is regarded as a customer-to-customer ("C2C") sector, whereas Wanggou offers its marketplace to corporate sellers which is regarded as a business-to-customer ("B2C") sector. The Combined Platform Business forms part of the e-Commerce transactions service segment of Tencent Holdings.

              Pursuant to a Share Subscription Agreement entered into between JD.com, Inc. ("JD") and Tencent Holdings dated 10 March 2014 (the "SSA"), Tencent Holdings agreed to transfer the Combined Platform Business which includes employees, business contracts for online outlets and advertising agreements, intellectual properties, licenses and permits in connection with the operation of the Combined Platform Business to JD or its affiliates as part of the consideration for JD to allot and issue 351,678,637 Ordinary Shares of JD to Tencent Holdings (the "Transaction").

2 Summary of significant accounting policies

              The principal accounting policies applied in the preparation of the combined financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1         Basis of preparation

              The combined financial statements comprise financial statements of Paipai and Wanggou. Throughout the period presented in the combined financial statements, the Combined Platform Business did not exist as a separate, legally constituted group. The combined financial statements have therefore been derived from the consolidated financial statements of Tencent Holdings and its subsidiaries in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") to represent the financial position and performance of the Combined Platform Business on a standalone basis throughout the period. The directors of Tencent Holdings determined that this presentation represents the Combined Platform Business most appropriately based on several factors, including (1) the scope of the Combined Platform Business is clearly defined within the above agreement; (2) business nature of Paipai and Wanggou forming the Combined Platform Business are similar, they have been under common control and

Combined Platform Business

Notes to the Combined Financial Statements (Continued)

For the Years Ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

2 Summary of significant accounting policies (Continued)

managed by a standalone management team throughout the period covered by the financial statements; and (3) the approach is consistent with custom and practice in relation to broadly equivalent transactions within the United States market.

              The combined financial statements comprise an aggregation of the earnings, financial position and cash flows of the Combined Platform Business after making such adjustments as were considered appropriate and reasonable in relation to the items set out below.

(a)
Any funding received from/paid to Tencent Holdings and its group entities/operations other than the Combined Platform Business ("Tencent Group Entities") in the period covered by these combined financial statements are treated as deemed capital contributions or return of contributions within invested capital.

(b)
Accounts receivables and other current assets, and accounts payable and other current liabilities received or settled by Tencent Group Entities are also treated as deemed capital contributions or return of contributions within invested capital.

(c)
Revenues and operating expenses generated or incurred solely by the Combined Platform Business are carved out directly from the consolidated financial statements of Tencent Holdings and its subsidiaries.

(d)
Certain common operating and administrative expenses incurred by the Combined Platform Business in conjunction with other e-Commerce business operations operated by Tencent Holdings, including financial, human resources, office administration and other support functions are reallocated to the combined financial statements primarily based on percentage of employees, which management believes represent a reasonable allocation methodology. Details of these expenses are disclosed in Note 17.

(e)
All intercompany transactions, mainly referring to handling charges for online payment platform and corporate administrative and management fee, enacted between the Combined Platform Business with Tencent Group Entities have been eliminated in the consolidated financial statements of Tencent Holdings and its subsidiaries but reinstated for the purpose of these combined financial statements, and disclosed as related party transactions as disclosed in Note 17.

              The combined financial statements may not necessarily be indicative of the Combined Platform Business' financial position, results of operating activities or cash flows had it operated as a separate entity throughout the period presented or for future periods.

              The invested capital balance within the combined financial statements represents the deficit or excess of total assets over total liabilities. The movements in invested capital throughout the period are analysed within the combined statements of changes in invested capital. Given the nature of the combined financial statements, it is not possible to establish a separate balance for the retained earnings/accumulated deficits within the invested capital balance at 1 January 2011 and so no such split is provided.

Combined Platform Business

Notes to the Combined Financial Statements (Continued)

For the Years Ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

2 Summary of significant accounting policies (Continued)

              The combined financial statements have been prepared in accordance with IFRS and under the historical cost convention.

              New standards, amendments and interpretation to the existing standards that are effective during the years presented have been adopted by the Combined Platform Business consistently throughout the years presented unless prohibited by the relevant standard to apply retrospectively.

              The following are new standards, amendments and interpretations to standards published by IASB but are not effective and have not been early adopted by the Combined Platform Business.

IFRSs (amendment)	Improvements to IFRSs 2010-2012 cycle(2)
IFRSs (amendment)	Improvements to IFRSs 2011-2013 cycle(2)
IFRS 7 (amendment)	Mandatory effective date of IFRS 9 and transition disclosures(3)
IFRS 9	Financial instruments(3)
Additions to IFRS 9	Financial instruments—financial liabilities(3)
IFRS 10, IFRS 12 and IAS 27 (2011) (amendment)	Investment entities(1)
IAS 19 (amendment)	Defined benefit plans: employee contribution(2)
IAS 32 (amendment)	Financial instruments: presentation—offsetting financial assets and financial liabilities(1)
IAS 36 (amendment)	Recoverable amount disclosures for non-financial assets(1)
IAS 39 (amendment)	Novation of derivatives and continuation of hedge accounting(1)
IFRIC Int 21	Levies(1)

(1)
Effective for the Combined Platform Business for annual period beginning on 1 January 2014.

(2)
Effective for the Combined Platform Business for annual period beginning on 1 January 2015.

(3)
Effective date to be determined.

              The Combined Platform Business is in the process of making an assessment on the impact of these standards, amendments and interpretations on the combined financial statements of the Combined Platform Business in the initial application. The adoption of the above is not expected to have a material effect on the Combined Platform Business' operating results or financial position.

              These combined financial statements of the Combined Platform Business for the years ended 31 December 2011, 2012 and 2013 are presented in Renminbi ("RMB"), unless otherwise stated. These combined financial statements have been approved for issue by the Board of Directors of Tencent Holdings on 19 March 2014.

2.2         Going concern

              As at 31 December 2013, the Combined Platform Business reported net current liabilities of approximately RMB60,284. As stated in the SSA, Tencent Holdings will settle all liabilities except for

Combined Platform Business

Notes to the Combined Financial Statements (Continued)

For the Years Ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

2 Summary of significant accounting policies (Continued)

the receipt in advance of the Combined Platform Business upon closing of the Transaction. In addition, Tencent Holdings also undertake to pay the cash, equivalent to the balance of receipt in advance, to JD or its affiliates. Consequently, the directors of Tencent Holdings believe that the Combined Platform Business will continue as a going concern and have prepared the combined financial statements on a going concern basis.

2.3         Estimates

              The preparation of combined financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the combined financial statements are disclosed in Note 4.

              Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

              None of the changes in estimates has a material effect on the Combined Platform Business' combined financial statements as at and for the years ended 31 December 2011, 2012 and 2013.

2.4         Foreign currency translation

(a)
Functional and presentation currency

    Items included in the combined financial statements of the Combined Platform Business are measured using the currency of the primary economic environment in which the Combined Platform Business operates ("functional currency"). The combined financial statements are presented in RMB, which is the Combined Platform Business' functional and presentation currency.

(b)
Transactions and balances

    Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the combined statements of comprehensive loss.

2.5         Property, plant and equipment

              Property, plant and equipment comprise mainly of servers and electronic and other equipment. Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment charge. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Combined Platform Business

Notes to the Combined Financial Statements (Continued)

For the Years Ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

2 Summary of significant accounting policies (Continued)

              Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Combined Platform Business and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the combined statements of comprehensive income during the financial period in which they are incurred.

              Depreciation is calculated on the straight-line method to allocate their costs to their residual values over their estimated useful lives, as follows:

Servers	3–5 years
Electronic and other equipment	3–5 years

              The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting period.

              An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

              Gains and losses on disposals and write-offs are determined by comparing the proceeds with the carrying amount and are recognized within general and administrative expense in the combined statements of comprehensive income.

2.6         Intangible assets

(a)
Domain names

    Domain names purchased from related or third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of five years.

(b)
Trademarks and licences

    Separately acquired trademarks and licences are shown at historical cost. Trademarks and licences have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the costs of trademarks and licences over their estimated useful lives of five years.

(c)
Research and development

    Research expenditure is recognized as an expense as incurred within "technology and content".

    Costs incurred on development projects (relating to the design and testing of new or improved products, or internally developed software) are capitalized as intangible assets when recognition criteria are fulfilled and tests for impairment are performed annually. Other development expenditures that do not meet those criteria are recognized as expenses as incurred within "technology and contents". Development costs previously recognized as expenses are not recognized as assets in subsequent periods. Capitalized development costs are amortized from the point at which the assets are ready for use on a straight-line basis over their estimated useful lives, not exceeding five years.

Combined Platform Business

Notes to the Combined Financial Statements (Continued)

For the Years Ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

2 Summary of significant accounting policies (Continued)

    During the years, the Combined Platform Business did not capitalize any development costs.

2.7         Impairment of non-financial assets

              Assets that have an indefinite useful life—for example, goodwill or intangible assets not ready to use are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.8         Accounts receivable

              Accounts receivable are amounts due from customers for services performed in the ordinary course of business. If collection of accounts receivable is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. Accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for impairment.

2.9         Other receivables

              Other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment, if any.

2.10       Other current liabilities

              Other payables and accruals are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.11       Employee benefits

(a)
Employee leave entitlements

    Employee entitlements to annual leave are recognized when they are accrued to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of the reporting period. Employee entitlements to sick and maternity leave are not recognized until the time of leave.

(b)
Pension obligations

    The Combined Platform Business contributes on a monthly basis to various defined contribution plans organized by the relevant governmental authorities or trustees. The Combined Platform Business' liability in respect of these plans is limited to the contributions

Combined Platform Business

Notes to the Combined Financial Statements (Continued)

For the Years Ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

2 Summary of significant accounting policies (Continued)

    payable in each period. Contributions to these plans are expensed as incurred. Assets of the plans are held and managed by government authorities or trustees and are separate from those of the Combined Platform Business.

(c)
Share-based compensation benefits

    Tencent Holdings operates a number of share-based compensation plans (including share option schemes and share award schemes), under which Tencent Group, including the Combined Platform Business, receives services from employees as consideration for equity instruments (including share options and awarded shares) of Tencent Holdings. The fair value of the employee services received by the Combined Platform Business in exchange for the grant of equity instruments of Tencent Holdings is recognized as an expense over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied, and credited to invested equity as part of the contributions from Tencent Holdings into the Combined Platform Business.

    For the grant of share options, the total amount to be expensed is determined by reference to the fair value of the options granted by using an option-pricing model—Black-Scholes valuation model (the "BS Model"), which includes the impact of market performance conditions (such as Tencent Holding's share price) but excludes the impact of service condition and non-market performance conditions. For the grant of award shares, the total amount to be expensed is determined by reference to the market price of Tencent Holdings' shares at the grant date.

    Non-market performance and services conditions are included in assumptions about the number of options that are expected to become vested.

2.12       Provisions

              Provisions are recognized when the Combined Platform Business has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

              Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

              Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Combined Platform Business

Notes to the Combined Financial Statements (Continued)

For the Years Ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

2 Summary of significant accounting policies (Continued)

2.13       Revenue recognition

              The Combined Platform Business offers online marketplace that enable Third-party sellers to sell their products to Buyers on Paipai and Wanggou and also provides advertising placements for a specified period of time on its websites and in various formats, including but not limited to banners, links, logos, buttons, and content integration.

              Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for services rendered, stated net of discounts and value added taxes. The Combined Platform Business recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the Combined Platform Business; and when specific criteria have been met for each of the Combined Platform Business' activities, as described below.

(a)
Commission income

    The revenues of services and others primarily consist of fees charged to the Third-party sellers for participating in the Combined Platform Business' online marketplace, where the Combined Platform Business generally is not the primary obligor, does not bear the inventory risk, does not have the ability to establish the price and control the related shipping services when utilized by the online marketplaces' Third-party sellers. Upon successful sales on Paipai and Wanggou, the Combined Platform Business will charge the Third-party sellers a negotiated amount or a fixed rate commission fee based on the sales amount. Commission fee revenues are recognized on a net basis at the point of delivery of products, assuming all other revenue criteria have been met. An annual fixed fee is also charged to the Third-party sellers for their participation in the online marketplaces and is recognized as revenue on a time proportion basis.

(b)
Online advertising

    The Combined Platform Business recognizes revenues over the period during which the advertising services were provided. Advertising arrangements involving multiple deliverables are allocated into separate units of accounting based on their estimated fair values of the consideration received or receivable, and the related revenue is recognized over the period during which the element is provided. Significant assumptions and estimates have been made in estimating the fair value of consideration of each unit of accounting, and changes in judgments on these assumptions and estimates could materially impact the timing of advertising revenue recognition. The Combined Platform Business did not enter into material advertising-for-advertising barter transactions, or any other types of barter transactions.

2.14       Promotion and marketing programs

              The Combined Platform Business provides discount coupons for free to potential Buyers of the online marketplaces to incentivise purchases as part of their promotion and marketing programs.

Combined Platform Business

Notes to the Combined Financial Statements (Continued)

For the Years Ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

2 Summary of significant accounting policies (Continued)

              The discount coupons require the Buyers to make future purchases of merchandises offered on the marketplace of the Combined Platform Business at a minimum value in order to enjoy the value indicated by the coupons. The Combined Platform Business is required to compensate the Third party sellers of the merchandises upon redemption of these discount coupons by the Buyers.

              Due to fact that the Combined Platform Business is acting as an agent in the operations of the marketplace and the discount coupons are expected to benefit the whole marketplace, the compensation that is paid or payable to the Third party sellers is recognized as a marketing and promotional expense of the Combined Platform Business.

2.15       Cost of revenues

              Cost of revenues consists primarily of the costs associated with the broadband and server charges that are directly related to operating the marketplace as well as storage and telecommunications infrastructure for internal use that supports the Combined Platform Business. These costs are expensed as incurred

2.16       Marketing

              Marketing expenses consist primarily of advertising costs and related expenses for personnel engaged in marketing and business development activities, including the costs of discount coupons (mentioned in 2.14). Advertising costs, which consist primarily of online advertising, offline television, movie and outdoor advertising, are expensed as incurred.

2.17       Technology and content

              Technology and content expenses consist primarily of technology infrastructure expenses and payroll and related expenses for employees involved in platform development, product category expansion, editorial content, and systems support.

2.18       General and administrative

              General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human relations, and costs such as depreciation expenses, rental and other general corporate related expenses for the use of facilities and equipments.

2.19       Income tax

              Income tax charges have been determined based on the separate tax return method in these combined financial statements.

              Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Combined Platform Business operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Combined Platform Business

Notes to the Combined Financial Statements (Continued)

For the Years Ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

2 Summary of significant accounting policies (Continued)

              Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the combined financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of goodwill or the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction neither accounting nor taxable profit or loss is affected. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

              Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

              Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

3 Financial risk management

3.1         Financial risk factors

              The Combined Platform Business' activities expose it to credit risk and liquidity risk. The Combined Platform Business' aim is therefore to achieve an appropriate balance between risk and return and minimize the potential adverse effects on the Combined Platform Business' financial performance.

              Management considers that the Combined Platform Business is not exposed to any significant foreign exchange risk because it mainly operates in the PRC with most of the transactions settled in RMB.

3.1.1      Credit risk

              The Combined Platform Business is exposed to credit risk in relation to its accounts receivable and other receivables. The carrying amount of these financial assets represents the maximum exposure to credit risk in relation to the corresponding financial assets of the Combined Platform Business.

              Buyers are required to pay in advance for their orders placed on Wanggou through an online payment platform operated by Tencent Holdings. Commission fees from majority of the Third-party sellers are calculated based on the order amount that will be settled by the end of each month. Paipai generally does not offer credit to its customers. As a result, the Combined Platform Business does not have significant accounts receivable.

              As at 31 December 2011, 2012 and 2013, accounts receivable represents commission fees from a limited number of Third-party sellers of which balances are not settled through the online payment platform. These receivables are typically unsecured and the credit quality of each Third-party seller is

Combined Platform Business

Notes to the Combined Financial Statements (Continued)

For the Years Ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

3 Financial risk management (Continued)

assessed, which takes into account its financial position, past collection experience and other factors. Such business arrangement no longer existed as at 31 December 2013.

3.1.2      Liquidity risk

              There is no independent treasury function of the Combined Platform Business as it is managed centrally by Tencent Group.

              As at 31 December 2011, 2012 and 2013, all of the financial liabilities of the Combined Platform Business have contractual maturity date within one year. As stated in the SSA, all financial liabilities of the Combined Platform Business will be settled by Tencent Holdings upon closing of the Transaction.

3.2         Capital risk management

              The Combined Platform Business' objectives when managing capital (including funding from Tencent Holdings and related parties) are to safeguard the Combined Platform Business' ability to continue as a going concern in order to provide returns for Tencent Holdings and benefits for other stakeholders and to maintain an optimal capital structure to enhance equity value in the long term.

3.3         Fair value estimation

              The Combined Platform Business adopts the amendment to IFRS 7 for financial instruments that are measured in the combined balance sheets at fair value, which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

    •
    Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

    •
    Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

    •
    Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

              As at 31 December 2011, 2012 and 2013, the Combined Platform Business did not have any significant financial assets or financial liabilities in the balance sheet which is measured at fair value.

              The carrying amounts of the Combined Platform Business' financial assets, including accounts receivable and other receivables; and the Combined Platform Business' financial liabilities, including accounts payable, accrued expenses and other payables approximate their fair values due to their short maturities.

              The nominal values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Combined Platform Business for similar financial instruments.

Combined Platform Business

Notes to the Combined Financial Statements (Continued)

For the Years Ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

4 Critical accounting estimates and judgments

              Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

              Management of the Combined Platform Business makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

a)
Useful lives of property, plant and equipment and intangible assets

              Management of the Combined Platform Business determines the estimated useful lives, and related depreciation and amortization expense for its property, plant and equipment and intangible assets, respectively. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment and intangible assets of similar nature and functions. Management of the Combined Platform Business will increase the depreciation and amortization expense where useful lives are less than previously estimated lives, and will write-off or write-down technically obsolete or nonstrategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives. Periodic review could result in a change in depreciable lives and therefore depreciation and amortization expense in future periods.

b)
Accounts and other receivables

              Management of the Combined Platform Business determines the provision for impairment of accounts and other receivables based on an assessment of the recoverability of the receivables. The assessment is based on the credit history of its customers, other debtors and the current market condition and requires the use of judgments and estimates. Management of the Combined Platform Business reassesses the provision at the end of each reporting period.

c)
Revenue recognition

              Advertising revenues are derived principally from arrangements where the customers pay to place their advertisements on the Combined Platform Business' platforms in different formats over a particular period of time. Such formats generally include but not limited to banners, links, logos and buttons. Advertisements on the Combined Platform Business' platforms are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided.

              Where the Combined Platform Business' customers purchase multiple advertising spaces with different display periods in the same contract, the Combined Platform Business allocates the total consideration to the various advertising elements based on their relative fair values and recognizes revenue for the different elements over their respective display periods. The Combined Platform Business determines the fair values of different advertising elements based on the prices charged when these elements were sold on a standalone basis. The Combined Platform Business recognizes revenue on the elements delivered and defers the recognition of revenue for the fair value of the undelivered

Combined Platform Business

Notes to the Combined Financial Statements (Continued)

For the Years Ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

4 Critical accounting estimates and judgments (Continued)

elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, the revenue is recognized on a straight line basis over the contract period.

d)
Share-based compensation expenses

              As mentioned in Note 2.11(c), Tencent Holdings has granted share options to the employees of the Combined Platform Business. Management of Tencent Holdings has used the BS Model to determine the total fair value of the options granted, which is to be expensed and charged to the Combined Platform Business over the vesting period. Significant judgment on parameters, such as risk free rate, dividend yield and expected volatility, is required to be made by the management of Tencent Holdings in applying the BS Model (Note 15). In addition, Tencent Holdings also granted shares to the employees of the Combined Platform Business under its share award schemes at fair value.

              Tencent Group estimates the expected yearly percentage of grantees of share options/awarded shares who will stay within Tencent Group at the end of the vesting periods ("Expected Retention Rate of Grantees") in order to determine the amount of share-based compensation expenses charged into its income statement and allocated to the Combined Platform Business. As at 31 December 2011, 2012 and 2013, the Expected Retention Rate of Grantees was assessed to be 91 percent.

e)
Deferred income tax

              Deferred income tax assets relating to certain temporary differences and tax losses are recognized when the management considers it is probable that future taxable profits will be available against which the temporary differences or tax losses can be utilized. When the expectation is different from the original estimate, such differences will impact the recognition of deferred income tax assets and taxation charges in the period in which such estimate is changed. Management assessed that the realization of losses against future taxable profit is not probable. Furthermore, the Combined Platform Business does not constitute a tax entity in the PRC, any tax losses incurred by the Combined Platform Business will not be available against future taxable income. As a result, no deferred income tax assets had been recognized as at 31 December 2011, 2012 and 2013.

5 Accounts receivable

              As at 31 December 2011, 2012 and 2013, insignificant amounts of accounts receivable were past due but not impaired after management of the Combined Platform Business had performed assessment on their credit quality with reference to historical counterparty default rates.

              As at 31 December 2011, 2012 and 2013, accounts receivable were denominated in RMB and the carrying amounts approximate their fair values.

Combined Platform Business

Notes to the Combined Financial Statements (Continued)

For the Years Ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

6 Prepayments and other receivables

	2011	2012	2013
Other receivables	926	88	307
Prepayments	140	268	2,253

Total prepayments and other receivables	1,066	356	2,560

              Other receivables were mainly denominated in RMB and the carrying amounts approximate their fair values as at 31 December 2011, 2012 and 2013.

              Other receivables were neither past due nor impaired.

Combined Platform Business

Notes to the Combined Financial Statements (Continued)

For the Years Ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

7 Property, plant and equipment

	Servers	Electronic and other equipment	Total
At 1 January 2011
Cost	22,046	1,719	23,765
Accumulated depreciation	(13,602)	(1,398)	(15,000)

Net book amount	8,444	321	8,765

Year ended 31 December 2011
Opening net book amount	8,444	321	8,765
Additions	15,652	803	16,455
Write-offs upon retirement	(1,163)	(298)	(1,461)
Depreciation	(8,605)	(456)	(9,061)

Closing net book amount	14,328	370	14,698

At 31 December 2011 and 1 January 2012
Cost	36,535	2,224	38,759
Accumulated depreciation	(22,207)	(1,854)	(24,061)

Net book amount	14,328	370	14,698

Year ended 31 December 2012
Opening net book amount	14,328	370	14,698
Additions	20,706	199	20,905
Write-offs upon retirement	(2,741)	—	(2,741)
Depreciation	(17,340)	(74)	(17,414)

Closing net book amount	14,953	495	15,448

At 31 December 2012 and 1 January 2013
Cost	54,500	2,423	56,923
Accumulated depreciation	(39,547)	(1,928)	(41,475)

Net book amount	14,953	495	15,448

Year ended 31 December 2013
Opening net book amount	14,953	495	15,448
Additions	18,954	2,066	21,020
Write-offs upon retirement	(221)	(350)	(571)
Depreciation	(16,853)	(1,397)	(18,250)

Closing net book amount	16,833	814	17,647

At 31 December 2013
Cost	73,233	4,139	77,372
Accumulated depreciation	(56,400)	(3,325)	(59,725)

Net book amount	16,833	814	17,647

Combined Platform Business

Notes to the Combined Financial Statements (Continued)

For the Years Ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

7 Property, plant and equipment (Continued)

              During the years ended 31 December 2011, 2012 and 2013, depreciation has been charged to the combined statements of comprehensive loss as follows:

	2011	2012	2013
Cost of revenues	8,605	17,340	16,853
General and administrative expenses	456	74	1,397

	9,061	17,414	18,250

Combined Platform Business

Notes to the Combined Financial Statements (Continued)

For the Years Ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

8 Intangible assets

	Software	Domain	Trademark	Total
At 1 January 2011
Cost	120,000	39	—	120,039
Accumulated amortization	(34,000)	(1)	—	(34,001)

Net book amount	86,000	38	—	86,038

Year ended 31 December 2011
Opening net book amount	86,000	38	—	86,038
Additions	—	3,906	5	3,911
Amortization	(12,000)	(408)	(1)	(12,409)

Closing net book amount	74,000	3,536	4	77,540

At 31 December 2011 and 1 January 2012
Cost	120,000	3,945	5	123,950
Accumulated amortization	(46,000)	(409)	(1)	(46,410)

Net book amount	74,000	3,536	4	77,540

Year ended 31 December 2012
Opening net book amount	74,000	3,536	4	77,540
Amortization	(12,000)	(789)	(1)	(12,790)

Closing net book amount	62,000	2,747	3	64,750

At 31 December 2012 and 1 January 2013
Cost	120,000	3,945	5	123,950
Accumulated amortization	(58,000)	(1,198)	(2)	(59,200)

Net book amount	62,000	2,747	3	64,750

Year ended 31 December 2013
Opening net book amount	62,000	2,747	3	64,750
Additions	—	2,924	—	2,924
Amortization	(12,000)	(944)	(1)	(12,945)

Closing net book amount	50,000	4,727	2	54,729

At 31 December 2013
Cost	120,000	6,869	5	126,874
Accumulated amortization	(70,000)	(2,142)	(3)	(72,145)

Net book amount	50,000	4,727	2	54,729

              During the years ended 31 December 2011, 2012 and 2013, amortization has been charged in general and administrative expenses.

Combined Platform Business

Notes to the Combined Financial Statements (Continued)

For the Years Ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

9 Accounts payable

              As at 31 December 2011, 2012 and 2013, accounts payable were denominated in RMB and the carrying amounts approximate their fair values

10 Accrued expenses and other current liabilities

	2011	2012	2013
Salaries and welfare payable	15,109	18,197	27,709
Accrued media and advertising costs	1,943	8,015	11,498
Customers' deposits	230	650	1,100
Others	2,423	4,830	3,892

	19,705	31,692	44,199

              Salaries and welfare payable, accrued expenses, customers' deposits, and other payables were denominated in RMB.

11 Receipt in advance

              Receipt in advance mainly represents advertising fees prepaid by customers in the form of prepaid tokens for which the related services had not been rendered as at 31 December 2011, 2012 and 2013.

12 Expenses by nature

	2011	2012	2013
Employee benefit expenses (Note 13)	77,719	124,718	141,028
Contracted labor costs	13,406	11,085	19,187
Mobile and telecommunications charges and bandwidth and server custody fees	13,600	49,387	65,556
Promotion and advertising expenses	47,512	82,304	86,624
Depreciation	9,061	17,414	18,250
Amortization	12,409	12,790	12,945
Corporate administrative and management fees	47,029	44,615	57,143
Other expenses	2,510	2,193	3,687

Total operating expenses	223,246	344,506	404,420

Combined Platform Business

Notes to the Combined Financial Statements (Continued)

For the Years Ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

13 Employee benefit expenses

	2011	2012	2013
Wages, salaries and bonuses	57,660	95,731	104,489
Pension, medical and other welfare (note)	9,427	14,480	21,131
Share-based compensation expenses (Note 15)	10,632	14,507	15,408

Total employee benefit expenses	77,719	124,718	141,028

Note:
All local employees of the subsidiaries in the PRC participate in employee social security plans established in the PRC, which cover pension, medical and other welfare benefits. The plans are organized and administered by the governmental authorities. Except for the contribution to these social security plans, the Combined Platform Business has no other material commitments owing to the employees. According to the relevant regulations, the portion of premium and welfare benefit contributions that should be borne by the Combined Platform Business as required by the above social security plans are principally determined based on percentages of the basic salaries of employees, subject to a certain ceiling, and are paid to the respective labor and social welfare authorities. Contributions to the plans are expensed as incurred. The applicable percentages used to provide for insurance premium and welfare benefit funds are listed below:

Pension insurance	10–22%
Medical insurance	6–12%
Unemployment insurance	0–2%
Housing fund	10–12%

              The Combined Platform Business has no further obligations for the actual payment of post-retirement benefits beyond the contributions.

14 Income tax

              The Combined Platform Business is subject to corporate income tax in the PRC at a statutory tax rate of 25%. During the years ended 31 December 2011, 2012 and 2013, no PRC corporate income tax has been provided for as the Combined Platform Business has no estimated assessable profit for these years.

15 Equity-settled share-based compensation

              Tencent Holdings operates a number of share-based compensation plans (including share option schemes and share award schemes), under which Tencent Group, including the Combined Platform Business, receives services from employees as consideration for equity instruments (including share options and awarded shares) of Tencent Holdings granted.

              For the years ended 31 December 2011, 2012 and 2013, total share-based compensation expenses recognized were RMB10,632, RMB14,507 and RMB15,408 respectively, in respect of the share options and/or shares granted to the employees of the Combined Platform Business.

Combined Platform Business

Notes to the Combined Financial Statements (Continued)

For the Years Ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

15 Equity-settled share-based compensation (Continued)

(a)
Share option schemes

              Tencent Holdings has adopted four share option schemes, namely, the Pre-IPO Option Scheme, the Post-IPO Option Scheme I, the Post-IPO Option Scheme II and Post-IPO Option Scheme III, under which the directors of Tencent Holdings may, at their discretion, grant options to any qualifying participants to subscribe for shares in Tencent Holdings, subject to the terms and conditions stipulated therein. No options were granted under the Pre-IPO Option Scheme and the Post-IPO Option Scheme III to the employees of the Combined Platform Business.

              In respect of Post-IPO Option Scheme II, the exercise price must be at least the higher of: (i) the closing price of Tencent Holdings' shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; (ii) the average closing price of Tencent Holdings' shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of the Tencent Holdings' shares. In addition, the option vesting period is determined by the directors of Tencent Holdings provided that it is not later than the last day of a 7-year or 10-year period after the date of grant of option.

              Movement in shares options granted to employees of the Combined Platform Business are as follows:

	Post-IPO Option Scheme I		Post-IPO Option Scheme II		Total
	Average exercise price	No. of options	Average exercise price	No. of options	No. of options
	HK$		HK$
At 1 January 2011		16,199		353,578	369,777
Exercised	9.82	6,400	60.59	4,100	10,500

At 31 December 2011		9,799		349,478	359,277

At 1 January 2012		9,799		349,478	359,277
Exercised	15.05	4,400	53.09	17,352	21,752

At 31 December 2012		5,399		332,126	337,525

At 1 January 2013		5,399		332,126	337,525
Exercised	10.97	3,749	34.67	312,226	315,975

At 31 December 2013		1,650		19,900	21,550

Combined Platform Business

Notes to the Combined Financial Statements (Continued)

For the Years Ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

15 Equity-settled share-based compensation (Continued)

              Details of the expiry dates, exercise prices and the respective numbers of share options granted to the employees of the Combined Platform Business which remained outstanding as at 31 December 2011, 2012 and 2013 are as follows:

Expiry date	Range of exercise price	2011	2012	2013
10 years commencing from the adoption date of 24 March 2004 (Post-IPO Option Scheme I)	HKD3.67–HKD8.35	1,449	1,449	—
	HKD11.55–HKD25.26	8,350	3,950	1,650

		9,799	5,399	1,650

7 years commencing from the date of grant of options (Post-IPO Option Scheme II)	HKD31.75–HKD43.50	300,978	300,326	—
	HKD45.50–HKD90.30	48,500	31,800	19,900

		349,478	332,126	19,900

		359,277	337,525	21,550

              The directors of Tencent Holdings have used the BS Model to determine the fair value of the options granted, which is to be expensed over the vesting period. The weighted average fair value of options granted during the years ended 31 December 2011 and 2012 were HK$81.69 per option and HK$87.89 per option, respectively. There were no share options granted to employees in 2013.

              Other than the exercise price mentioned above, significant judgment on parameters, such as risk free rate, dividend yield and expected volatility, is required to be made by the directors of Tencent Holdings in applying the BS Model, which are summarized as below:

	2011	2012	2013
			Note 1
Weighted average share price at the grant date	HKD191.19	HKD248.80	—
Risk free rate	1.35%–2.31%	0.40%	—
Dividend yield	0.36%	0.36%	—
Expected volatility (note 2)	49.10%–49.90%	48.1%	—

Note
1:      There were no share options granted to employees in 2013.

Note
2:      The expected volatility, measured as the standard deviation of expected share price returns, is determined based on the average daily trading price volatility of the shares of Tencent Holdings.
(b)
Share award schemes

              Tencent Holdings has adopted a share award scheme (the "Share Award Scheme"), which is managed by an independent trustee appointed by the Tencent Group (the "Trustee"). The vesting period of the awarded share is determined by the directors of Tencent Holdings.

Combined Platform Business

Notes to the Combined Financial Statements (Continued)

For the Years Ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

15 Equity-settled share-based compensation (Continued)

              Movements in the number of awarded shares granted to the employees of the Combined Platform Business for the years ended 31 December 2011, 2012 and 2013 are as follows:

	Number of awarded shares
	2011	2012	2013
At beginning of the year	71,258	90,828	105,798
Granted	30,500	33,200	40,300
Vested and exercised	10,930	18,230	29,030

At end of the year	90,828	105,798	117,068

              The fair value of the awarded shares was calculated based on the market price of Tencent Holdings' shares at the respective grant date. The expected dividends during the vesting period have been taken into account when assessing the fair value of these awarded shares.

              The weighted average fair value of awarded shares granted during the years ended 31 December 2011, 2012 and 2013 were HK$193.14 per share, HK$245.95 per share and HK$311.24 per share, respectively.

16 Contingencies and commitments

              The Combined Platform Business had no contingencies and commitments as at 31 December 2011, 2012 and 2013.

17 Related party transactions

              Apart from the invested capital balance maintained with Tencent Holdings and entities owned by it, the following is a summary of the significant related party transactions entered into in the

Combined Platform Business

Notes to the Combined Financial Statements (Continued)

For the Years Ended 31 December 2011, 2012 and 2013

(All amounts in thousands of RMB, except for share and per share data)

17 Related party transactions (Continued)

ordinary course of business between the Combined Platform Business and its related parties in addition to the related party information shown elsewhere in the combined financial statements:

	2011	2012	2013
Key management compensation (note a):
—Salaries and bonuses	2,910	3,027	2,929
—Pension, medical and other welfare	110	110	97
—Share-based compensation expenses	2,918	2,383	1,945
Transactions with entities of Tencent Holdings other than the Combined Platform Business:
—Handling charges for online payment platform	—	29,348	27,187
—Corporate administrative and management fees (note b)	47,029	44,615	57,143
Allocation of expenses (Note 2.1(d)):
—Employee benefits expenses	34,907	45,026	39,879
—Other expenses	649	228	601

Notes:

(a)
Key management includes directors and certain executives who have important roles in making operational and financial decisions.

(b)
Corporate administrative and management fee reflected in the combined financial statements are based on the amounts historically due and have been recorded in the operating units comprising the Combined Platform Business.

18 Subsequent events

              Pursuant to the SSA dated 10 March 2014, Tencent Holdings agreed to transfer the Combined Platform Business which includes employees, business contracts for online outlets and advertising agreements, intellectual properties, licenses and permits in connection with the operation of the Combined Platform Business to JD or its affiliates. As stated in the SSA, Tencent Holdings will settle all liabilities except for the receipt in advance of the Combined Platform Business upon closing of the Transaction. In addition, Tencent Holdings also undertake to pay cash, equivalent to the balance of receipt in advance, to JD or its affiliates.

              The Combined Platform Business has evaluated any other subsequent events to 31 December 2013 and their impact on the reported results and disclosures, through 19 March 2014, the date of these combined financial statements were issued.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2013

JD.com, Inc.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Overview

              On March 10, 2014, the Company entered into a Strategic Cooperation Agreement ("Agreement") with Tencent Holdings Limited ("Tencent"), with a period of 5 years from April 1, 2014 to March 31, 2019. Pursuant to the Agreement, the Company will become Tencent's preferred partner in the development of physical goods e-Commerce business in Greater China including: (a) Tencent will grant the Company prominent level-1 access points in Weixin and mobile QQ applications; (b) Tencent will provide internet traffic and other support from other key platforms to the Company; (c) the Company will cooperate with Tencent in a number of areas primarily mobile-related products, social networking services, membership systems and payment solutions. Terms described in (a), (b) and (c) above are hereinafter collectively referred to as "Strategic Cooperation". In addition, for a period of 8 years from April 1, 2014 to March 31, 2022, other than the operation of Shanghai Icson, a subsidiary of Tencent. Tencent will not engage in any online direct sales or managed marketplace business model in physical goods e-Commerce businesses in Greater China and a few selected international markets, hereinafter referred to as "Non-Compete".

              On the same date, the Company also entered into a series of agreements with Tencent and its affiliates, pursuant to which, the Company acquired from Tencent: (i) 100% business operation of two online marketplace platforms, Paipai and QQ Wanggou ("Combined Platform Business"); (ii) 9.9% equity interest in Shanghai Icson ("Investment in Shanghai Icson"); (iii) a call option ("Call Option") to acquire the remaining equity interest of Shanghai Icson, with a price higher of the fair value of the remaining equity interest or RMB800 million within three years commencing the closing of the Transaction; (iv) certain logistic workforce; and (v) a land use right. The above (i) to (v), Strategic Cooperation and Non-Compete are collectively referred to as "Transaction".

              As consideration for the Transaction, the Company issued 351,678,637 ordinary shares to Huang River Investment Limited, a wholly-owned subsidiary of Tencent, representing 15% shares on a diluted basis under treasury method upon the closing of the Transaction, on March 10, 2014. Huang River Investment Limited also committed to subscribe additional ordinary shares upon the Company's IPO at the IPO price ("IPO subscription") in a concurrent private placement, which represents 5% shares on a diluted basis upon the completion of the IPO. Furthermore, Huang River Investment Limited has agreed not to sell or transfer any of the shares it hold now or will acquire in the concurrent private placement during the three-year period commencing from March 10, 2014.

              The accompanying unaudited pro forma condensed combined balance sheet gives effect to the Transaction as if it had occurred on December 31, 2013. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheet of the Company and the historical balance sheet of the Combined Platform Business as of December 31, 2013. The accompanying unaudited pro forma condensed combined statement of operations and comprehensive loss gives effect to the Transaction as if it had occurred on January 1, 2013. The unaudited pro forma condensed combined statements of operations and comprehensive loss is based upon the historical associated statement of operations and comprehensive loss of the Company for the year ended December 31, 2013, combined with the historical statement of operations and comprehensive loss of the Combined Platform Business for the year ended December 31, 2013. The unaudited pro forma condensed combined financial statements included herein is derived from the Company's historical consolidated financial statements and those of the Combined Platform Business and is based upon available information and assumptions that we believe to be reasonable. We have not completed a final valuation analysis necessary to determine the fair values of Combined Platform Business, Investment in Shanghai Icson and other identifiable intangible assets or the allocation of our purchase price. Upon completion of the detailed valuation and the final determination of fair value, we may make additional adjustments to the fair value allocation, which may differ significantly from the valuation set forth in the unaudited pro forma condensed combined financial statements.

              The unaudited pro forma condensed combined financial statements reflect adjustments to give effect to pro forma events that are (1) directly attributable to the Transaction, (2) are factually supportable, and (3) with respect to the unaudited pro forma condensed combined statement of operations and comprehensive loss, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements does not assume the future exercise of the Call Option or consummation of future IPO, and accordingly does not give effect to the acquisition of the remaining equity interest of Shanghai Icson and IPO subscription, respectively. The unaudited pro forma condensed combined financial statements are based on, and should be read in conjunction with, the respective historical consolidated financial statements and the notes thereto of the Company and Combined Platform Business, which are included in this prospectus. The pro forma adjustments are based on management's estimates and a preliminary valuation of the Transaction, assisted by an independent third-party appraiser.

              The historical financial statements of Combined Platform Business were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by International Accounting Standards Board ("IASB"). There are no material adjustments on the conversion of the Combined Platform Business's financial statements from IFRS to US GAAP.

              The unaudited pro forma condensed combined financial statements are for informational purposes only and are not necessarily indicative of future results or of actual results that would have been achieved had the Transaction been consummated on the date presented, and should not be taken as representation of our future operating results. The unaudited pro forma condensed combined financial statements do not reflect any operating efficiencies or cost savings that we may achieve, or any additional expenses that we may incur, with respect to the Transaction.

JD.com, Inc.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	As of December 31, 2013
	JD	Combined Platform Business	Pro Forma Adjustments	Notes	Pro Forma Combined
	RMB	RMB	RMB		RMB	US$ (Note 3)
ASSETS
Current assets:
Cash and cash equivalents	10,812,339	—	1,075,836	J	11,888,175	1,963,787
Restricted cash	1,887,387	—	—		1,887,387	311,774
Short-term investments	1,903,224	—	—		1,903,224	314,390
Accounts receivable, net	502,089	1,027	—		503,116	83,109
Advance to suppliers	769,765	—	—		769,765	127,156
Inventories, net	6,386,155	—	—		6,386,155	1,054,918
Prepayments and other current assets	219,102	2,560	—		221,662	36,616

Total current assets	22,480,061	3,587	1,075,836		23,559,484	3,891,750

Non-current assets:
Equity investments	36,502	—	252,113	D	288,615	47,676
Property, equipment and software, net	1,024,428	17,647	—		1,042,075	172,139
Construction in progress	1,237,644	—	—		1,237,644	204,444
Intangible assets, net	215,802	54,729	7,679,304	A,E,F,H*	7,949,835	1,313,219
Land use rights, net	598,853	—	73,438	G	672,291	111,055
Goodwill	14,649	—	2,593,420	A	2,608,069	430,822
Other non-current assets	401,873	—	—		401,873	66,385

Total non-current assets	3,529,751	72,376	10,598,275		14,200,402	2,345,740

Total assets	26,009,812	75,963	11,674,111		37,759,886	6,237,490

LIABILITIES
Current liabilities:
Short-term bank loan	932,826	—	—		932,826	154,092
Accounts payable	11,018,865	8,502	—		11,027,367	1,821,591
Advance from customers	2,055,625	—	—		2,055,625	339,565
Deferred revenues	208,527	11,170	—		219,697	36,291
Taxes payable	278,256	—	—		278,256	45,965
Accrued expenses and other current liabilities	2,269,798	44,199	—		2,313,997	382,248
Deferred tax liabilities	6,087	—	41,893	A	47,980	7,926

Total current liabilities	16,769,984	63,871	41,893		16,875,748	2,787,678

Total liabilities	16,769,984	63,871	41,893		16,875,748	2,787,678

*
(54,729)[A] + 222,300 [A] + 6,059,282 [E] + 1,438,588 [F] + 13,863[H] = 7,679,304

See accompanying notes to unaudited pro forma condensed combined financial statements.

JD.com, Inc.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31, 2013
	JD	Combined Platform Business	Pro Forma Adjustments	Notes	Pro Forma Combined
	RMB	RMB	RMB		RMB	US$ (Note 3)
Commitments and contingencies
MEZZANINE EQUITY
Series C convertible redeemable preferred shares	7,173,263	—	—		7,173,263	1,184,939
SHAREHOLDERS' EQUITY:
Series A and A-1 convertible preferred shares	255,850	—	—		255,850	42,263
Series B convertible preferred shares	88,241	—	—		88,241	14,576
Ordinary shares	199	—	43	K	242	40
Additional paid-in capital	6,251,869	—	11,644,267	K	17,896,136	2,956,231
Statutory reserves	2,648	—	—		2,648	437
Accumulated deficit	(4,263,624)	—	—		(4,263,624)	(704,301)
Accumulated other comprehensive loss	(268,618)	—	—		(268,618)	(44,373)
Invested capital	—	12,092	(12,092)	C	—	—

Total shareholders' equity	2,066,565	12,092	11,632,218		13,710,875	2,264,873

Total liabilities, mezzanine equity and shareholders' equity	26,009,812	75,963	11,674,111		37,759,886	6,237,490

See accompanying notes to unaudited pro forma condensed combined financial statements.

JD.com, Inc.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS
OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31, 2013
	JD	Combined Platform Business	Pro Forma Adjustments	Notes	Pro Forma Combined
	RMB	RMB	RMB		RMB	US$ (Note 3)
Net revenues
Online direct sales	67,017,977	—	—		67,017,977	11,070,581
Services and others	2,321,835	355,534	—		2,677,369	442,270

Total net revenues	69,339,812	355,534	—		69,695,346	11,512,851

Operating expenses
Cost of revenues	(62,495,538)	(135,032)	135,032	L	(62,495,538)	(10,323,527)
Fulfillment	(4,108,939)	—	(103,124)	B,I,L*	(4,212,063)	(695,783)
Marketing	(1,590,171)	(103,061)	(1,223,342)	B,I****	(2,916,574)	(481,784)
Technology and content	(963,653)	(68,103)	(63,435)	B,L**	(1,095,191)	(180,912)
General and administrative	(760,338)	(98,224)	(166,879)	B,I***	(1,025,441)	(169,391)

Total operating expenses	(69,918,639)	(404,420)	(1,421,748)		(71,744,807)	(11,851,397)

Loss from operations	(578,827)	(48,886)	(1,421,748)		(2,049,461)	(338,546)

Other income/(expense)
Interest income	343,770	—	—		343,770	56,787
Interest expense	(8,437)	—	—		(8,437)	(1,394)
Others, net	193,555	—	—		193,555	31,973

Loss before tax	(49,939)	(48,886)	(1,421,748)		(1,520,573)	(251,180)

Income tax expenses	40	—	5,903	B	5,943	982
Net loss	(49,899)	(48,886)	(1,415,845)		(1,514,630)	(250,198)

Preferred shares redemption value accretion	(2,435,366)	—	—		(2,435,366)	(402,294)
Net loss attributable to holders of permanent equity securities	(2,485,265)	(48,886)	(1,415,845)		(3,949,996)	(652,492)

Net loss	(49,899)	(48,886)	(1,415,845)		(1,514,630)	(250,198)
Other comprehensive loss	(114,697)	—	—		(114,697)	(18,947)

Comprehensive loss	(164,596)	(48,886)	(1,415,845)		(1,629,327)	(269,145)

Net loss per share of permanent equity securities
Basic	(1.47)				(1.93)	(0.32)
Diluted	(1.47)				(1.93)	(0.32)
Weighted average number of permanent equity securities
Basic	1,694,495,048		351,678,637	K	2,046,173,685	2,046,173,685
Diluted	1,694,495,048		351,678,637	K	2,046,173,685	2,046,173,685

*
(3,310) [B] + (6.457) [I] + (93,357) [L] = (103,124)

**
(21,760)[B] + (41,675) [L] = (63,435)

***
12,945 [B] + (179,824) [I] = (166,879)

****
(11,486) [B] + (1,211,856) [I] = (1,223,342)

See accompanying notes to unaudited pro forma condensed combined financial statements.

JD.com, Inc.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Basis of Pro Forma Presentation

              On March 10, 2014, the Company entered into a Strategic Cooperation Agreement ("Agreement") with Tencent Holdings Limited ("Tencent"), with a period of 5 years from April 1, 2014 to March 31, 2019. Pursuant to the Agreement, the Company will become Tencent's preferred partner in the development of physical goods e-Commerce business in Greater China, including: (a) Tencent will grant the Company prominent level-1 access points in Weixin and mobile QQ applications; (b) Tencent will provide internet traffic and other support from other key platforms to the Company; (c) the Company will cooperate with Tencent in a number of areas primarily mobile-related products, social networking services, membership systems and payment solutions. Terms described in (a), (b) and (c) above are hereinafter collectively referred to as "Strategic Cooperation". In addition, for a period of 8 years from April 1, 2014 to March 31, 2022, other than the operation of Shanghai Icson, a subsidiary of Tencent, Tencent will not engage in any online direct sales or managed marketplace business model in physical goods e-Commerce businesses in Greater China and a few selected international markets, hereinafter referred to as "Non-Compete".

              On the same date, the Company also entered into a series of agreements with Tencent and its affiliates, pursuant to which, the Company acquired from Tencent: (i) 100% business operation of two online marketplace platforms, Paipai and QQ Wanggou ("Combined Platform Business"); (ii) 9.9% equity interest in Shanghai Icson ("Investment in Shanghai Icson"); (iii) a call option ("Call Option") to acquire the remaining equity interest of Shanghai Icson, with a price higher of the fair value of the remaining equity interest or RMB800 million within three years commencing the closing of the Transaction; (iv) certain logistic workforce; and (v) a land use right. The above (i) to (v), Strategic Cooperation and Non-Compete are collectively referred to as "Transaction".

              As consideration for the Transaction, the Company issued 351,678,637 ordinary shares to Huang River Investment Limited, a wholly-owned subsidiary of Tencent, representing 15% shares on a diluted basis under treasury method upon the closing of the Transaction, on March 10, 2014.

              The unaudited pro forma condensed combined financial statements reflect adjustments to give effect to pro forma events that are (1) directly attributable to the Transaction, (2) factually supportable, and (3) with respect to the unaudited pro forma condensed combined statement of operations and comprehensive loss, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements does not assume the future exercise of the Call Option or consummation of future IPO, and accordingly does not give effect to the acquisition of the remaining equity interest of Shanghai Icson and IPO subscription, respectively. The unaudited pro forma condensed combined financial statements are based on, and should be read in conjunction with, the respective historical consolidated financial statements and the notes thereto of the Company and Combined Platform Business, which are included in this prospectus. The pro forma adjustments are based on management's estimates and a preliminary valuation of the Transaction, assisted by an independent third-party appraiser.

              The acquisition of Combined Platform Business is accounted for as a business combination. The Investment in Shanghai Icson was accounted for under the cost method and recorded in equity investment. The identifiable intangible assets acquired are amortized on a straight-line basis over the respective useful lives. The Company has assumed that the fair value of all the assets and liabilities of Combined Platform Business as of the closing date of the Transaction, other than identifiable intangible

JD.com, Inc.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Basis of Pro Forma Presentation (Continued)

assets and goodwill, approximate the carrying value of those assets and liabilities as of December 31, 2013. In addition, the Company also assumed a deemed cash injection of RMB60,284 as of December 31, 2013 arising from the undertaking of Tencent to settle certain Liabilities of Combined Platform Business and the consummation is committed by Tencent upon the closing of the Transaction.

              The table below summarizes the estimated fair value of Combined Platform Business, Investment in Shanghai Icson and other identifiable intangible assets acquired as of the closing date of the Transaction, March 10, 2014. In accordance with ASC 820, ASC 505-50, ASC 718 and SAB Topic 14.A, non-transferability relating to lock-up period associated with the shares issued to Huang River Investment Limited for a period of three years commencing from March 10, 2014, is factored in estimating the fair value of shares issued to acquire Strategic Cooperation, Non-compete, Investment in Shanghai Icson, Logistic Workforce and Land use right, but is not factored in estimating the fair value of shares issued to acquire Combined Platform Business. The transaction costs relating to the acquisition of Strategic Cooperation, Non-compete, Investment in Shanghai Icson, Logistic Workforce and Land use right, which form part of their initial carrying values, have not been finalized and therefore not included in the estimated purchase price below. Based on these assumptions, the estimated purchase price was allocated as follows:

Transaction:	Amount	Amount	Amortization Period
	RMB	US$(Note 3)
Strategic Cooperation	6,059,282	1,000,922	5 years
Non-compete	1,438,588	237,638	8 years

Combined Platform Business
Cash	60,284	9,958
Other current assets	3,587	593
Property, plant and equipment, net	17,647	2,915
Current liabilities	(63,871)	(10,551)
Technology	108,800	17,972	5 years
Domain names and trademark	33,100	5,468	10 years
Advertising customer relationship	80,400	13,281	7 years
Goodwill	2,593,420	428,402
Deferred tax liability	(41,893)	(6,920)

	2,791,474	461,118
Investment in Shanghai Icson	252,113	41,646
Call Option	—	—
Logistic workforce	13,863	2,290	3 years
Land use right	73,438	12,131	40 years
Net cash acquired	1,015,552	167,757

Total Purchase price	11,644,310	1,923,502

JD.com, Inc.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Pro Forma Adjustments

              Certain reclassifications were made to the combined financial statements of the Combined Platform Business to conform to the Company's financial statement presentation. These adjustments include: 1) reclassification of third party transaction fees and payroll and related expenses for employees involved in the operation of the Combined Platform Business from the cost of revenues to Fulfillment; and 2) reclassification of broadband and server charges that are related to operating the online marketplace platforms as well as storage and telecommunications infrastructure for internal use that supports the Combined Platform Business from cost of revenues to Technology and content.

              For purpose of the pro forma condensed combined financial statements presented, the Company has performed a preliminary valuation of Combined Platform Business, Investment in Shanghai Icson and other identifiable intangible assets as of the closing of the Transaction and assumed that such values will approximate the fair value of those business and assets as of December 31, 2013. The Company's unaudited pro forma condensed combined financial statements give effect to the following pro forma adjustments:

              Note [A]: To record (1) the removal of historical carrying amount of intangible assets related the software, domain names and trademarks of RMB54,729 recorded by Combined Platform Business, respectively, (2) the estimated fair value of intangible assets related to technology, domain names and trademarks and advertising customer relationship and associated deferred tax liabilities of RMB222,300 and RMB41,893 respectively, (3) goodwill as the excess of the fair value of the purchase price allocated to Combined Platform Business over the fair value of the identifiable assets and liabilities acquired related to the Combined Platform Business of RMB2,593,420. The statutory income tax rate is 25%.

              Note [B]: To record (1) the removal of amortization expenses for the year ended December 31, 2013 of RMB12,945 recorded by Combined Platform Business associated with software, domain names and trademarks, (2) the amortization expenses resulting from identifiable intangible assets related to the acquisition of Combined Platform Business in fulfillment, marketing and technology and content expense of RMB3,310, RMB11,486 and RMB21,760 for the year ended December 31, 2013, respectively, (3) the reversal of the deferred tax liabilities associated with identifiable intangible assets related to the Combined Platform Business for the year ended December 31, 2013 of RMB5,903.

              Note [C]: To eliminate the invested capital of Combined Platform Business of RMB12,092.

              Note [D]: To record the estimated fair value of Investment in Shanghai Icson of RMB252,113. The investment was accounted for under cost method and recorded in equity investment.

              Note [E]: To record the estimated fair value of Strategic Cooperation of RMB6,059,282.

              Note [F]: To record the estimated fair value of Non-Compete of RMB1,438,588.

              Note [G]: To record the estimated fair value of land use right of RMB73,438.

              Note [H]: To record the estimated fair value of logistic workforce of RMB13,863.

              Note [I]: To record the amortization expenses from Strategic Cooperation, Non-Compete, land use right and logistic workforce for the year ended December 31, 2013 of RMB1,211,856, RMB179,824, RMB1,836 and RMB4,621, respectively, which was recorded in fulfillment, marketing and general and administrative expenses amounted to RMB6,457, RMB1,211,856 and RMB179,824, respectively.

JD.com, Inc.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Pro Forma Adjustments (Continued)

              Note [J]: To record the net cash acquired associated with the Transaction of RMB1,015,552 and a deemed cash injection of RMB60,284 arising from the undertaking of Tencent for settle of certain liabilities of Combined Platform Business upon the closing of the Transaction.

              Note [K]: To record the estimated fair value of the consideration of the Transaction. For the new issuance, the par value of 351, 678, 637 ordinary shares increased by RMB43 based on a par value of $0.00002 per share, and the difference between the fair value of consideration over the par value of RMB11,644,267 was recorded as additional paid in capital.

              Note [L]: To reclassify the cost of revenue of Combined Platform Business to fulfillment and technology and content of RMB93,357 and RMB41,675, respectively, to comply with the Company's financial statements presentation.

3. Convenience translation

              Translations from RMB into US$ are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.0537, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2013. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2013, or at any other rate.

              Through and including                    , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                American Depositary Shares

JD.com, Inc.

Representing                Class A Ordinary Shares

PROSPECTUS

BofA Merrill Lynch	UBS Investment Bank

                        , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

              Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

              The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering, provide that each officer or director of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person's own dishonesty, wilful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

              Pursuant to indemnification agreements the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

              The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

              During the past three years, we have issued the following securities. No underwriters were involved in these issuances of securities.

Purchaser	Date of Sale or Issuance	Number of Securities(1)	Consideration	Securities Registration Exemption
DST Global Limited, DST China EC, L.P., DST Investments 1 Limited and DST Investments 2 Limited	April 1, 2011	94,295,585 ordinary shares	US$314,474,963.14	Section 4(2) of the Securities Act(3)

Purchaser	Date of Sale or Issuance	Number of Securities(1)	Consideration		Securities Registration Exemption
DST Global Limited, DST Global II, L.P., DST China EC II, L.P. and DST China EC III, L.P.	June 8, 2011	59,360,990 ordinary shares	US$199,999,994		Section 4(2) of the Securities Act(3)
DST Global Limited, DST Global II, L.P., DST China EC II, L.P. and DST China EC III, L.P.	June 8, 2011	63,890,895 ordinary shares	US$231,999,992		Section 4(2) of the Securities Act(3)

Sequoia Capital 2010 CGF HoldCo., Ltd., SC China Co-Investment 2011-A, L.P., Insight Venture Partners VII, L.P., Insight Venture Partners VII (Co-Investors), L.P., Insight Venture Partners (Cayman) VII, L.P. and Insight Venture Partners (Delaware) VII, L.P.

	June 30, 2011	59,099,095 ordinary shares	US$214,600,054.98		Section 4(2) of the Securities Act(3)
A fund affiliated with HHGL 360Buy Holdings, Ltd.	February 6, 2012	83,952,800 ordinary shares	US$65,000,002.05		Section 4(2) of the Securities Act(3)
Classroom Investments Inc.	November 5, 2012	44,182,531 ordinary shares	US$175,000,000		Section 4(2) of the Securities Act(3)
Tiger Global 360Buy Holdings	November 5, 2012	18,935,370 ordinary shares	US$75,000,000		Section 4(2) of the Securities Act(3)
Kingdom 5-KR-232, Ltd., Kingdom 5-KR-225, Ltd., Supreme Universal Holdings Ltd. and Goldstone Capital Ltd.	February 6, 2013	100,988,642 ordinary shares	US$400,000,000		Section 4(2) of the Securities Act(3)
DST China EC X, L.P.	February 6, 2013	8,196,995 ordinary shares	US$32,466,998		Section 4(2) of the Securities Act(3)
Fortune Rising Holdings Limited	February 6, 2013	9,960,005 ordinary shares	US$199.20	(2)	Regulation S of the Securities Act
Huang River Investment Limited	March 10, 2014	351,678,637 ordinary shares	Certain business, assets and strategic cooperation		Regulation S of the Securities Act

(1)
Reflect the 5-for-1 share split effected by the registrant on April 18, 2012.

(2)
Payment of par value for shares reserved for use with share incentive grants.

(3)
Each of the investors in these transactions was, or the registrant reasonably believed it to be, an "accredited investor" as defined under Regulation D under the Securities Act.

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)
Exhibits

              See Exhibit Index beginning on page II-8 of this registration statement.

              The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of "materiality" that are different from "materiality" under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

              We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)
Financial Statement Schedules

              Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.    UNDERTAKINGS.

              The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

              The undersigned registrant hereby undertakes that:

    (1)
    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2)
    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)
    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

    (4)
    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    (i)
    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    (ii)
    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    (iii)
    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    (iv)
    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on March 19, 2014.

JD.COM, INC.
By:	/s/ Richard Qiangdong Liu Name: Richard Qiangdong Liu Title: Chairman of the Board of Directors and Chief Executive Officer

              Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Richard Qiangdong Liu Richard Qiangdong Liu		Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	March 19, 2014
* Xufu Li		Director	March 19, 2014
/s/ Martin Chi Ping Lau Martin Chi Ping Lau		Director	March 19, 2014
/s/ Ming Huang Ming Huang		Director	March 19, 2014
/s/ Sidney Xuande Huang Sidney Xuande Huang		Chief Financial Officer (Principal Financial and Accounting Officer)	March 19, 2014
*By:	/s/ Richard Qiangdong Liu Name: Richard Qiangdong Liu Attorney-in-fact

 POWER OF ATTORNEY

              Each person whose signature appears below constitutes and appoints each of Richard Qiangdong Liu and Sidney Xuande Huang as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the "Securities Act"), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the "Shares"), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the "Registration Statement") to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Martin Chi Ping Lau Martin Chi Ping Lau	Director	March 19, 2014
/s/ Ming Huang Ming Huang	Director	March 19, 2014

 SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

              Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of JD.com, Inc. has signed this registration statement or amendment thereto in New York on March 19, 2014.

Authorized U.S. Representative
By:	/s/ Amy Segler Name: Amy Segler, on behalf of Law Debenture Corporate Services Inc. Title: Service of Process Officer

JD.com, Inc.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2	Form of Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the closing of this offering)
4.1*	Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2*	Registrant's Specimen Certificate for Ordinary Shares
4.3*	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts
4.4	Thirteenth Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated March 10, 2014
5.1	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters
8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. tax matters
8.2	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.3†	Opinion of Zhong Lun Law Firm regarding certain PRC tax matters (included in Exhibit 99.2)
10.1	2013 Share Incentive Plan
10.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.3†	Form of Employment Agreement between the Registrant and its executive officers
10.4†
English translation of the Amended and Restated Loan Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated December 25, 2013
10.5†
English translation of the Amended and Restated Equity Pledge Agreements between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated December 25, 2013
10.6†	English translation of the Power of Attorney by the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated December 25, 2013
10.7†
English translation of the Amended and Restated Exclusive Technology Consulting and Service Agreement between Beijing Jingdong Century Trade Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated May 29, 2012
10.8†
English translation of the Amended and Restated Intellectual Property Rights License Agreement between Beijing Jingdong Century Trade Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated December 25, 2013

Exhibit Number	Description of Document

10.9†	English translation of the Amended and Restated Business Cooperation Agreement between Beijing Jingdong Century Trade Co., Ltd., Shanghai Shengdayuan Information Technology Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated May 29, 2012
10.10†
English translation of the Amended and Restated Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jingdong 360 Degree E-Commerce Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated December 25, 2013
10.11†	English translation of the Amended and Restated Loan Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated December 18, 2013
10.12†
English translation of the Amended and Restated Equity Pledge Agreements between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated December 18, 2013
10.13†	English translation of the Power of Attorney by the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated December 18, 2013
10.14†
English translation of the Amended and Restated Exclusive Technology Consulting and Service Agreement between Beijing Jingdong Century Trade Co., Ltd. and Jiangsu Yuanzhou E-Commerce Co., Ltd. dated May 29, 2012
10.15†
English translation of the Amended and Restated Intellectual Property Rights License Agreement between Beijing Jingdong Century Trade Co., Ltd. and Jiangsu Yuanzhou E-Commerce Co., Ltd. dated December 18, 2013
10.16†
English translation of the Amended and Restated Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated December 18, 2013
10.17	Ordinary Share Purchase Agreement by and among the Registrant, Classroom Investments Inc., Tiger Global 360Buy Holdings and other parties thereto dated November 1, 2012
10.18
Ordinary Share Purchase Agreement by and among the Registrant, Supreme Universal Holdings Ltd., Goldstone Capital Ltd., Kingdom 5-KR-225, Ltd. and Kingdom 5-KR-232, Ltd. and other parties thereto dated January 23, 2013
10.19	Ordinary Share Purchase Agreement by and among the Registrant, DST China EC X, L.P. and other parties thereto dated February 6, 2013
10.20	Share Purchase Agreement by and between the Registrant and Tencent Holdings Limited and Huang River Investment Limited dated March 10, 2014
10.21	Share Subscription Agreement by and between the Registrant and Tencent Holdings Limited and Huang River Investment Limited dated March 10, 2014
10.22	Strategic Cooperation Agreement by and between the Registrant and Tencent Holdings Limited dated March 10, 2014
21.1†	Principal Subsidiaries of the Registrant

Exhibit Number	Description of Document

23.1	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
23.2	Consent of PricewaterhouseCooopers, an independent registered public accounting firm
23.3	Consent of Maples and Calder (included in Exhibit 5.1)
23.4	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1)
23.5†	Consent of Zhong Lun Law Firm (included in Exhibit 99.2)
23.6	Consent of Louis T. Hsieh
24.1	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2†	Opinion of Zhong Lun Law Firm regarding certain PRC law matters
99.3†	Registrant's Waiver Request and Representation under Item 8.A.4

*
To be filed by amendment.

†
Previously filed.